DIAGEO


TEQUILA DON JULIO
19 42
Don Julio
100% DE AGAVE
TEQUILA BLANCO

Annual Report 2024

DIAGEO

Diageo is a global leader in Total Beverage Alcohol (TBA) and one of the world's most successful brand builders. Our ambition is to create one of the best performing, most trusted and respected, consumer products companies in the world.



Visit diageo.com for more information.

Cover: Don Julio, Blanco.
Scan the QR code to read about our Don Julio case study.

Fiscal 24 financial performance

Volume (equivalent units)	
EU230.5m	
(2023: EU243.4m)	
Reported movement	(5)% ↓
Organic movement[1]	(4)% ↓

Net sales[2]	
$20,269m	
(2023: $20,555m)	
Reported movement	(1)% ↓
Organic movement[1]	(1)% ↓

Operating profit	
$6,001m	
(2023: $5,547m)	
Reported movement	8 % ↑
Organic movement[1]	(5)% ↓

Net cash from operating activities	
$4,105m	
(2023: $3,636m)	
2024 free cash flow[1]	$2,609m
2023 free cash flow[1]	$2,235m

Earnings per share (eps)	
173.2c	
(2023: 196.3c)	
Reported movement	(12)% ↓
Eps before exceptional items movement[1]	(9)% ↓

Total recommended dividend per share[3]	
103.48c	
(2023: 98.55c)	
Increase	5 % ↑

Visit diageo.com for more information.

Fiscal 24 non-financial performance

Positive drinking

2.2m$^{\Delta}$

(2023: 1.9m)

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

Inclusion and diversity

44%$^{\Delta}$

(2023: 44%)

Percentage of female leaders globally

46%$^{\Delta}$

(2023: 43%)

Percentage of ethnically diverse leaders globally

Water efficiency - across the company

(15.6)%

(2023: (12.3)%)

Percentage change in water efficiency compared to fiscal 20 baseline

Greenhouse gas emissions

(23.8)%

(2023: (14.7)%)

Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline

(1) See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 227-235.
(2) Net sales are sales less excise duties.
(3) Includes recommended final dividend of 62.98c.
Δ Within PricewaterhouseCoopers LLP's (PwC's) independent limited assurance scope – see pages 258-261 of this Annual Report. For Reporting boundaries and methodologies, see pages 238-257.

Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 227-235. Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2023-2024, unless otherwise specified.

Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollar which is applied prospectively. Diageo also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures. Please see more information on page 166 under Accounting information and policies.

INSTANTLY RECOGNISABLE BRANDS

Whether you're *heading out...*

or *hosting* at home...



Smirnoff Spicy Tamarind won a Double Gold Medal at the San Francisco World Spirits Competition in April


GUINNESS
0.0

In Europe, Guinness 0.0 net sales and volume more than doubled in fiscal 24 and it is now available on draught in more than 1,500 outlets in Ireland


MR·BLACK
Ketel One

Ketel One vodka and Mr Black combine to make the ultimate Espresso Martini cocktail



Gordon's Premium Pink partnership with British media personality Maya Jama, centred on bringing friends together


CASAMIGOS
Tequila

Casamigos got consumers in the summer spirit with its terrace takeover on-trade activations in Great Britain


No. TEN

In April, Tanqueray No. TEN announced a season of bartender residencies across the globe to showcase exceptional cocktails


CÎROC
LIMONATA

We welcomed summer 2024 in style with the launch of the limited edition Cîroc Limonata, available in North America and across Europe


Captain Morgan
Spiced Gold
0.0

This fiscal, we launched Diageo's first alcohol-free dark spirit, Captain Morgan Spiced Gold 0.0%

our brands help *consumers...*

...Celebrate life, every day, everywhere

Diageo has a portfolio of *iconic brands*

With over 200 brands and sales in nearly 180 countries, our portfolio brings together some of the most iconic brands from around the globe that consumers have enjoyed for generations.

Our consumer insights, strong sense of purpose and pursuit of financial excellence underpin our passion to continue to be one of the best brand builders in the world and create value for our stakeholders. We are proud custodians of 13 billion-dollar brands including Johnnie Walker, Smirnoff, Guinness, Don Julio, Crown Royal, Baileys and Tanqueray.

We have built number one global positions in scotch, vodka, tequila, Canadian whisky, liqueurs and gin.[1]

Consumers are choosing to drink better, not more, and our advantaged portfolio, positioned towards fast-growing categories, allows the consumer to premiumise through our extensive price ladder as well as attracting the recruitment of new, legal purchase age and above (LPA+) consumers.

Many of our much-loved and established brands have a unique heritage, but we do not stand still. Diageo's ambition is to create one of the best performing, most trusted and respected consumer products companies in the world. We move at pace to unleash the power of our brands and portfolio to lead and shape consumer trends, and we execute decisively with operational excellence.

Alongside our brands, Diageo's entrepreneurial, talented and diverse workforce of more than 30,000 people globally are our biggest asset. Led by a highly experienced Executive Committee, Diageo aims to help our consumers celebrate life, every day, everywhere, and capture the next phase of growth in the TBA industry.

Our global footprint drives resilient growth

Share of reported net sales by region[2][3]
(%)


North America
39%
Europe
24%
Latin America and Caribbean
9%
Africa
9%
Asia Pacific
19%

(1) IWSR, 2023.
(2) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(3) Based on reported net sales for the year ended 30 June 2024. Does not include corporate net sales of $123 million (2022–$104 million).

Diageo is well positioned to win in TBA

Advantaged portfolio: reach and scale


Categories
Geographies
Price tiers

Diageo reported net sales
(by category, fiscal 24)


Scotch, 24%
Beer, 16%
Tequila, 11%
Vodka, 9%
Other, 9%
Canadian whisky, 6%
Rum, 5%
Liqueurs, 5%
Gin, 5%
IMFL whisky(1), 4%
Ready to drink, 4%
US whiskey, 2%

Our portfolio gives consumers choice across price tiers

Diageo reported net sales
(by price tier, fiscal 24)


Luxury 4%
Ultra-premium 5%
Super-premium 16%
Premium 37%
Standard 30%
Value 8%

Our scotch portfolio price ladder provides consumer choice within our largest category[2]
($)


Value
Under $15
Standard
$15–$25
Premium
$25–$40
Super-premium
$40–$100
Ultra-premium
Up to $250
Luxury
$250+

(1) Indian-Made Foreign Liquor (IMFL) whisky.
(2) Diageo's portfolio is diversified across price tiers as shown in the bar chart. The visuals are an example within Diageo's scotch portfolio of this diversified footprint.

Diageo's competitive advantages in an attractive industry

Strong and resilient market dynamics...

Total Beverage Alcohol (TBA) is a highly attractive and exciting consumer category. TBA is resilient and growing; and the spirits category is growing even faster. TBA has grown at 4.4% CAGR in the 10 years through to 2023, and international spirits has grown at 5.1% over the same period.[1]

1 Consumers are choosing spirits

Diageo sees a long-term trend of consumers choosing to switch to spirits from beer and wine. Spirits growth is supported by favourable population demographics, the increasing size of the middle class in key markets globally and strong premiumisation trends. These are expected to continue into the future.

2 People are drinking better, not more

Spirits' long-term value growth is also driven by premiumisation as consumers want to drink better, not more. In the last 10 years, premium and above spirits grew from 26% of category value to almost 35%. The super-premium plus price-tier has grown in value more than two times faster than other price tiers in the category. This price tier gained 700 basis points of share of international spirits retail sales value (RSV) since 2013.[1]

3 Long runway for growth

In 2021, we set out our ambition to grow TBA share by 50% from 4% to 6% by 2030. With 4.5% value share of TBA[1] currently, we have significant headroom for sustainable long-term growth.

aligned to our competitive advantages:

Leading world-class brands

- We have a proven track record in developing powerful global brands. For example, Johnnie Walker's RSV has increased over 400% since 2002.[2]
- Diageo brands have driven around 17% of total absolute dollar growth in the international spirits category since 2018.[1]
- Our strategic M&A activities and reputation for active portfolio management position Diageo for sustainable long-term growth.

Advantaged geographic footprint

- Our geographic footprint gives us access to consumers in the world's largest markets, such as the United States, as well as the vibrant markets of India and China.
- Diageo's geographic diversification supports resilient performance through global volatility.

Broad portfolio across price points

- Our advantaged portfolio enables trading up and down our extensive price ladder; whether our consumers are looking for a Smirnoff and soda or a Don Julio 1942 on the rocks, Diageo's portfolio offers consumer choice.
- Our diverse and balanced portfolio enables us to respond quickly to emerging and growing category trends.

Diverse and talented workforce

- Our Executive Committee combines home-grown talent with externally recruited leaders who bring invaluable market experience, a wealth of functional expertise and fresh perspectives.
- Our talented management team and broader workforce enable us to respond flexibly and quickly to current and future challenges.
- Our global employee survey, Your Voice, remains above external benchmarks with 81% engagement levels and 89% expressing pride in working for Diageo.

(1) IWSR, 2023.
(2) Diageo consumption data.


JOHNNIE WALKER
BLACK LABEL
BLENDED SCOTCH WHISKY
AGED 12 YEARS

...positioning us to drive:

Continued discipline of growth algorithm

- Driving long-term sustainable growth is our priority, and we believe our growth algorithm continues to support this, through winning quality market share.
- Price and mix, driven by long-term premiumisation and enabled by Revenue Growth Management, remain a consistent and core part of our top-line growth.
- Since fiscal 18, we have generated annual savings of approximately $500 million through productivity savings, efficiencies and disciplined cost control and utilising our scale to fuel our investments.
- We take the benefits of growth, productivity and operating leverage to reinvest smartly in brand building to drive quality market share – firmly balancing short-term share gains, while building for long-term sustainable growth.

A disciplined approach to capital allocation

- We prioritise organic investment for long-term growth: maturing stock (increased from $5.3 billion in fiscal 18 to $7.8 billion in fiscal 24) and capex (increased from $0.8-0.9 billion per annum fiscal 18-21 to $1.4-1.5 billion per annum fiscal 22-24, driven by capacity increases).
- Active and disciplined portfolio management ($2.8 billion invested in acquisitions and $1.6 billion generated from disposals since fiscal 18).
- We have grown our dividend year on year for 25 years (dating back to fiscal 2000).
- Through fiscal 23, circa £25 billion has been returned to shareholders in dividends and share buybacks over the preceding 10 years.
- We also returned $1 billion of excess capital, via share buybacks, during fiscal 24.

A robust strategy and clear ambition that will....

Build towards the next phase of our ambition to achieve TBA share of 6% by 2030. Our strategy to unleash the power of our brands and portfolio includes:

- Sustaining the momentum in our global brands of Guinness, Johnnie Walker and Don Julio while driving regional growth opportunities like Crown Royal in North America and accelerating malt whiskey in Asia Pacific.
- Leading and shaping key consumer trends, including tapping into the convenience, moderation and with food occasions to recruit new consumers into new occasions at scale.
- Continuing to focus on operational excellence, including strengthening our route-to-market and evolving our approach to A&P efficiency, while driving accelerated productivity and allocating resources with discipline.



"It has been a true privilege to lead Diageo's Board. I look forward to working with John, the Board and all my Diageo colleagues to ensure a smooth transition over the coming months."

Long-term view of the business

Fiscal 24 has been a year of challenge and change for Diageo as we navigated global economic and sectoral volatility, set new priorities, and appointed Directors to our Board.

Despite the global economic and political headwinds we face, the Total Beverage Alcohol (TBA) industry remains an attractive and exciting sector. TBA has grown at a 4.4% compound annual growth rate (CAGR) over the past decade, and international spirits has grown at 5.1% as measured by IWSR[1] over the same period, while premium beer where Guinness competes has also grown ahead of TBA.

We are confident in the long term trend of sector premiumisation and we believe that it will continue, supported by demographic trends, rising incomes in developing markets and spirits continuing to take share from beer and wine. Diageo's advantaged portfolio is balanced across geographies and price tiers, and in 2021, we set out our ambition to increase our share of TBA to 6% by 2030. This year, we set strategic priorities that will drive future performance and position Diageo to capture the next phase of growth: we plan to drive growth in our largest categories, lead and shape consumer trends and occasions, and raise the bar on execution.

As this report sets out, we are executing decisively against our growth ambition across our advantaged footprint, reinvesting behind our business and actively managing our portfolio through disciplined acquisitions and disposals.

(1) IWSR, 2023.

Recommended final dividend per share	Total dividend per share[1]
62.98c ↑	**5% to 103.48c** ↑
2023: 59.98c	2023: 98.55c
Total shareholder return (1 year)	**Total shareholder return (10 year)**
(24)% ↓	**6%** ↓
2023: (2)%	2023: 9%

(1) Includes recommended final dividend of 62.98c

Fiscal 24 performance

In fiscal 24, organic net sales were down 0.6%, with positive price/mix performance mostly mitigating a decline in volume. Excluding our Latin America and Caribbean region (LAC), the business grew organic net sales by 1.8%. Organic operating margin declined by 130bps, primarily driven by LAC. Organic operating profit declined 4.8%, as a result of the organic net sales decline, primarily due to LAC and North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the United States (US), and in marketing.

We generated free cash flow of $2.6 billion. Strong working capital management and lower tax payments more than offset the combined impact of the decline in operating profit, higher interest payments and increased investment in capex. Pre-exceptional earnings per share declined mainly due to lower operating profit and higher finance charges. We increased our dividend by 5%, reflecting our continued confidence in the long-term potential of the business and our commitment to a progressive dividend policy. Despite the 12-month Total Shareholder Return (TSR) of -24% for fiscal 24, the ten-year TSR remains solid at 6%.

Investing for the future

Diageo remains committed to delivering value for shareholders. Investing capital in maturing inventory and related production capacity is key to delivering long-term sustainable growth. Our total maturing inventories have increased more than 42% over the past five years, resulting in $7.8 billion of total aged inventory by the end of fiscal 24, up $0.5 billion compared to the prior year. Scotch is our largest category, accounting for 24% of group net sales and comprising the majority of the value of our maturing inventories, which may be held for periods ranging from a minimum of three years to, in some cases, more than 70 years.

'Spirit of Progress': refreshing our approach to ESG

We are now nearly five years on from the launch of 'Spirit of Progress', our action plan on Environmental, Social and Governance (ESG) issues. We have reflected on our progress to date, what we have learned so far and refreshed our focus for the critical years ahead. We have simplified and prioritised the goals that form our 'Spirit of Progress' plan. This has allowed us to prioritise the areas that are most material to our business including reducing the harmful use of alcohol, combating water stress and the impact of climate change. We are also accelerating our work advocating for responsible alcohol consumption and water replenishment activities in the communities in which we operate.

I am encouraged by the progress we have made this year on our positive drinking agenda. We have long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities. In 2021, we launched the Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research, aimed at raising awareness about the consequences of drink driving on individuals and communities. WSOTR is available in digital and classroom formats and is now live in 24 countries, and in fiscal 24, we reached more than one million people through WSOTR and other drink driving programmes. We have now reached more than 2 million people since fiscal 20. To embed the message of moderation in culture in APAC we have partnered with K-Pop star SUHO to produce a new song and music video, 'Savour every moment'. This is the first time that responsible drinking messaging is conveyed through K-Pop.

We are steadfast in our focus on water by improving water efficiency at our own sites, investing in water replenishment and collective action. For example, we are committed to replenishing more water than we use in our tequila operations in Mexico by 2026, and mobilising collective action to improve water security. We are partnering with the State of Jalisco and local municipality in Ocotlán, and in fiscal 24 we enabled large scale water reuse for local farmers, replenishing over 470,000 cubic metres of water.

We continue to take significant action to create a sustainable low carbon future, and limit the damaging effects of climate change. We are partnering with governments and institutions in key geographies on our decarbonisation pathway. In the US, we were proud that the Department of Energy selected Diageo as part of the Industrial Demonstrations Program fund to support the installation of heat batteries at our Shelbyville and Plainfield sites, with the goal of building a model that can be replicated..

Employee engagement

Our people and inclusive culture are critical to Diageo's success. This year, Karen Blackett took over accountability as the designated Non-Executive Director for workforce engagement. All Non-Executive Directors participated in the programme engaging with colleagues from all regions, functions, and organisational levels. The Board values the openness of conversations and insights on positive aspects of Diageo's culture, as well as areas for improvement. Diageo's culture continues to be a source of pride and competitive advantage, with high quality accessible leadership. This was reflected in the engagement results seen in our global employee survey, Your Voice, which remain in the top quartile and above external benchmarks with 81% engagement levels and 89% expressing pride in working for Diageo.

Board changes

We have announced further changes to the Board this year, and I am pleased that we have continued to attract high calibre of talent with deep experience across beverage, consumer and regulated industries.

As we announced in March 2024, I plan to retire in February 2025 from the Diageo Board in my ninth year. My colleague and current Non-Executive Director Sir John Manzoni has been appointed as my successor. John joined the Diageo Board in October 2020, having been Chief Executive of the UK Civil Service. He is currently Chair of FTSE-listed multinational energy business SSE plc and a non-executive director of engineering and technology company KBR, Inc. He was previously a non-executive director of the multinational drinks business SAB Miller plc for 11 years. John brings a wealth of experience both from within the beverage alcohol world and from his extensive private and public sector experience. I look forward to working with him, fellow Board members and my Diageo colleagues to ensure a smooth transition.

Nik Jhangiani, currently Chief Financial Officer (CFO) at Coca-Cola Europacific Partners plc, the world's largest Coca-Cola bottler, will succeed Lavanya Chandrashekar as Diageo's CFO on 1 September 2024 and we look forward to welcoming him to the Board. Nik has more than 30 years of finance experience gained in roles in the UK, Europe, India, Africa and the US, including 20 years in various CFO roles, and has spent most of his career in the consumer and beverage industries. I am confident that his record of success as a CFO in multiple relevant markets will further strengthen our long-term track record of delivering sustainable returns for our shareholders.

After three years as CFO, the Board wishes to thank Lavanya warmly for her strong contributions to Diageo over the past six years. She has been instrumental in framing our long-term ambitions, driving a culture of operational excellence throughout her tenure and embedding a culture of everyday efficiency which has already delivered highly significant productivity savings across our business. We wish Lavanya well for the future as she returns to the US.

Julie Brown, CFO and Executive Director of GSK plc since May 2023, will be appointed as a Non-Executive Director, effective 5 August 2024, and on appointment will succeed Alan Stewart as Chair of the Audit Committee. Julie brings many years of experience in financial, commercial and strategic roles in international companies operating in highly regulated industries. She is strongly committed to enabling diversity in business and to creating sustainable, long-term value for stakeholders. Julie previously served as Chief Operating and Financial Officer and Executive Director, Burberry Group plc. Julie has also served as Group CFO of Smith & Nephew plc and previously worked for 25 years at AstraZeneca plc in various finance, commercial and strategic roles including as regional and country president and latterly as Interim Group CFO.

On behalf of the Board, I would like to thank Alan who has been a Director since 2014 and Chair of the Audit Committee since 2017. He has served Diageo with great distinction, and we have benefitted greatly from his expertise and strategic input. We wish him the very best for the future.

Summary

At Diageo, we speak of 'standing on the shoulders of giants' and honouring the founders on whose legacies this fantastic company is built. Some years have undoubtedly been challenging, but I am proud to have been part of the company's journey and to have worked alongside such talented, dedicated, and entrepreneurial colleagues and leaders: the giants of today. They will carry this business forward, live our purpose of celebrating life, every day, everywhere, and create value for our stakeholders. I am particularly proud of the great strides we have made on the inclusion and diversity agenda, and the diverse leadership now in place on the Board and our Executive Committee. I would like to express my deepest thanks to colleagues past and present. As I pass the baton to John, I remain as excited about the future growth potential of Diageo as I was when I joined the Diageo Board in July 2016. I look forward to watching the company and its people thrive under John's stewardship.

Javier Ferrán
Chair

Statement on Section 172 of the Companies Act 2006

Section 172 of the Companies Act 2006 requires the Directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders in their decision-making. In making decisions, the Directors consider what is most likely to promote the success of the company for its shareholders in the long-term, as well as the interests of the group's stakeholders. The Directors understand the importance of taking into account the views of stakeholders and the impact of the company's activities on local communities, the environment, including climate change, and the group's reputation.

Read more about how stakeholders were taken into account in decision-making on pages 100-104.



Fiscal 24 was challenging for Diageo and for the broader industry, with the unwinding and normalisation following the Covid-19 super-cycle and the ongoing macroeconomic and geopolitical backdrop. Total Beverage Alcohol (TBA) however remains a highly attractive sector, which will deliver sustainable long-term growth and generate shareholder value.

Diageo is a resilient business, and in fiscal 24 we have taken decisive actions to improve our near-term execution, including addressing the inventory issues in our Latin America and Caribbean (LAC) region. We are strengthening our consumer insights, and by the end of calendar year 2024 we will have rolled out our proprietary Consumer Choice Framework across markets covering a significant portion of our net sales. This will give us a much deeper understanding of consumer motivations and occasions. We are redeploying our resources where we have the best opportunities to grow and we have stepped up our route-to-market capabilities, including in the United States (US), our largest market. We have also delivered a record year of productivity savings, nearly $700 million, over-delivering on our three-year productivity goal by $200 million.

Percentage of Diageo total net sales value gaining/holding share in measured markets[1]


75%+
gaining/holding share

(1) Source: Internal estimates, incorporating AC Nielson, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NAMBCA, State Monopolies, TRAC, IPSOS and other third party providers. All analysis of data has been applied with a tolerance of +/-3bps

Reported volume movement (5)% 2023: (7)%	**Organic net sales movement** (1)% 2023: 7%
Organic volume movement (4)% 2023: (1)%	**Reported operating profit movement** 8% 2023: (6)%
Reported net sales movement (1)% 2023: 0%	**Organic operating profit movement** (5)% 2023: 7%

Resilient performance in a challenging environment

After three years of extraordinary topline growth, with 14.5% CAGR from fiscal 21 to fiscal 23, this fiscal, group organic net sales declined 0.6%. The main driver was materially weaker performance in LAC, which makes up 8% of Diageo's organic net sales value. Excluding LAC, organic net sales grew 1.8%, driven by good growth in Africa, Asia Pacific, and Europe, partially offset by a decline in North America (NAM). NAM performance reflects a cautious consumer environment and the impact of lapping inventory replenishment in the prior year.

I'm pleased that in this challenging environment we ended the fiscal gaining or holding share in over 75% of our net sales value in measured markets including the US. We are also holding or gaining share in most of our measured billion-dollar brands globally.

Organic operating profit declined 4.8% and our organic operating margin declined by 130bps, both primarily driven by LAC. Excluding LAC, organic operating margin declined by 56bps and gross margin grew 17bps, driven by price increases and productivity which offset the impact of cost inflation.

Regional performance

In LAC, following our update to investors in November 2023, we have worked with wholesale and customer partners to manage inventories and ended fiscal 24 with more appropriate levels for the consumer environment. We implemented five targeted actions to improve inventory visibility: expanding our access to sellout data; incentivising sellout data reporting; incentivising independent stock counts; investing in commercial planning; and piloting digital case tracking, initially with two customers in Mexico. In Brazil, our largest LAC market, the category improved in the second half and we gained share. Inventory levels have dramatically reduced in Mexico to more appropriate levels, but we see persistent challenges in a highly competitive environment and have initiated a review to improve performance. We know the importance of staying vigilant and continue to work diligently to keep improving visibility into the distribution channels with the aim to deliver better insights earlier. I believe we have the necessary processes, data visibility, leadership, incentives and sellout culture across the region to more closely align future performance with consumer demand.

In NAM, our strategic priorities remain clear. We will unlock growth by driving our largest brands in our largest categories of whisk(e)y and tequila, recruiting into new occasions with innovation and raising the bar on execution. Crown Royal Blackberry launched this year and has been a great success, especially in recruiting new consumers to whiskey. In tequila, Don Julio saw increased momentum in the second half as it grew 15 times faster than the total US spirits industry, with the growth led by Don Julio Reposado where we increased investment and expanded distribution. Guinness was the fastest-growing imported beer in the on-trade, bolstered by the new "Lovely Day" campaign with long time brand fan Jason Momoa. For spirits, we have made the biggest change in our route-to-market for a decade. Working with our distributors, we are putting more 'feet on the street' to target categories, regions and locations with the highest growth potential. In the US, we finished the year winning or maintaining TBA market share for brands covering 90% of our US net sales.

In Europe, we delivered resilient growth, mainly driven by another year of strong momentum and double-digit growth for Guinness, helped in part by Guinness 0.0 for which net sales and volume more than doubled in the year. We achieved market share growth in most European markets, despite lower consumer confidence.

In Asia Pacific, we grew organic net sales, volume and operating margin in challenging macroeconomic conditions while increasing investment in the region. Growth was driven by Chinese white spirits, and strong performance in India with continued premiumisation and double-digit growth in scotch and other whisky. Tequila also continues to gain momentum.

In Africa, beer was the key driver of performance. Despite a tough macroeconomic backdrop, we delivered organic net sales growth of 12% driven by price increases partially offset by volume declines.

These regional highlights bring to life the resilience and strength of our diversified global footprint.

Strengthening our operating model in key markets

As well as transforming our US route-to-market, we are also transforming our operating model in key regions where we see growth opportunities. We are expanding our organisational structure in Dubai to solidify our leadership in premium spirits in the Middle East and North Africa. We transformed our business model in the vibrant Nigerian market and entered a long-term partnership with a distributions specialist which will allow us to increase distribution of Guinness – another example of Diageo's proven asset light model for the brand. We also announced that Diageo has acquired the distribution rights of all remaining brands currently distributed by our joint venture, Moët Hennessy Diageo France. This followed our previous update in March 2024, where we outlined our phased approach to transforming our distribution model in France by creating our own in-market company.

Performance in our largest categories

It has been another strong year for Guinness with the brand delivering 15% organic net sales growth, double-digit growth for seven consecutive halves. We held or gained share in our top three markets for Guinness (Great Britain, Ireland and US) and we continued to expand the brand's consumer base. Guinness 0.0, our alcohol-free offering, now accounts for nearly 3% of our Guinness volume globally.

My ambition to take tequila around the world just as Diageo did with Johnnie Walker remains. It is a fun and versatile category and Diageo was an early entrant. Tequila remains the fastest-growing scale spirits category and we have maintained our global tequila leadership by value. You can read a case study on our tequila roll out on page 18.

Diageo remains the world leader in scotch, our largest category. While our scotch organic net sales performance was heavily impacted by LAC inventory reductions, momentum with consumers continued in fiscal 24. We gained category share of scotch in 9 out of 10 of our largest measured scotch markets. Johnnie Walker is living up to its "Keep Walking" mantra, driving over half of our scotch organic net sales and continues to be the number one international spirits brand in value in calendar year 2023 as measured by IWSR.

Doing business the right way: 'Spirit of Progress'

This fiscal, I initiated a review of our ESG strategy and as a result, we have simplified and prioritised the commitments that form our 'Spirit of Progress' plan. We are prioritising the areas that have the most significant impact on our commercial performance and our advocacy efforts, including the harmful use of alcohol, water stress, carbon and our role in the communities in which we operate. We're not only doing the right thing for our people, consumers and communities, but also for our business in the long term.

Our people and leadership

During my first year as CEO, I have taken great pride in the resilience and talent of our teams, including our Executive Committee who bring together decades of experience in the industry, along with a breadth of market and functional expertise. I have spent time with our teams around the world including in Ireland, US, Scotland, Kenya and Brazil. I have seen first-hand the commitment, dedication, and resolve of Diageo's people. I would like to thank every single person in our organisation for their hard work this year.

I would particularly like to thank our outgoing Chief Financial Officer (CFO) Lavanya Chandrashekar, who has been a trusted colleague and partner to me, both when we worked together in North America, and more recently during my first year as Chief Executive. On behalf of all Diageo colleagues, I wish her much future success as she returns to the US. I am delighted that Nik Jhangiani will succeed Lavanya as CFO; he has more than 30 years of finance experience gained in roles in the UK, Europe, India, Africa and the US, including 20 years as CFO; and has spent most of his career in the consumer and beverage industries including 20 years within the Coca-Cola system. His proven track-record and international mindset mean he will be a strong addition to our leadership team.

Outlook

The consumer and macroeconomic environment and continues to be challenging with the conditions we saw towards the end of fiscal 24 persisting into fiscal 25, yet I continue to be confident in Diageo's future.

Diageo possesses iconic and enduring brands from Guinness to Tanqueray to Johnnie Walker, all with unmatched heritage, but with absolute relevance for today's consumer. Our success has never come about by standing still, it has been achieved by blending those great names with the most passionate teams, the best brand building, and a commitment to excellence. As the consumer and the operating environment continues to evolve, we will keep adapting to emerging tastes, new social occasions and consumer passions. We will unlock growth to create one of the best performing, most trusted and respected consumer products in the world.

Debra Crew
Chief Executive

A business built for the *long term*

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart, and puts our responsibilities to our stakeholders front and centre.

What we do

1. We source

From smallholder farmers in Africa and Mexico, to multinational companies, we work with our suppliers to procure high-quality raw materials and services, with environmental sustainability in mind. Where it is right for our business, we grow and source locally.

2. We innovate

Using our deep understanding of consumer trends and socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers; be that a non-alcoholic option or an offering that suits convenience or the on-trade.

3. We make

We distil, brew and bottle our spirits and beer brands through a globally co-ordinated supply operation, working to the highest quality and manufacturing standards. We prioritise using local production where it is right for our business.

4. We transport

We move our products to where they need to be in the world; be that from a local distillery in market or, for example, shipping scotch.

5. We sell to customers

We grow by working closely with our customers. Our global and local sales teams use our data, digital tools and insights to extend our sales reach, improve our execution and help generate value for us and for our customers. When our customers grow, we grow too.

6. We market to consumers

We invest in world-class marketing to build vibrant brands that resonate with our consumers. To do this responsibly, we have our rigorous Diageo Marketing Code which guides everything we do.

7. We help consumers celebrate

We continually evolve our data tools to understand consumers' attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers' interests and preferences.

Working in the interest of our stakeholders

People

We want our people to be the best they can be. We offer a diverse and inclusive workplace with opportunities for development and progression.

Consumers

We are passionate about the role our brands play in celebrations globally. We are committed to promoting moderation and reducing alcohol misuse.

Customers

We work closely with customers to build sustainable ways of working that help grow their businesses through great insight and execution.

Suppliers

We partner with suppliers to ensure long-term, mutually beneficial relationships. Respect for human rights is embedded throughout our global value chain.

Communities

We help build thriving communities by making lasting contributions where we live, work, source and sell.

Investors

We aim to maximise long-term investor returns through consistent, sustainable growth and a disciplined approach to capital allocation.

Governments and regulators

We advocate for laws or regulatory change where we think there is a positive impact on our business and a benefit for our key stakeholders.


GORDON'S
ALCOHOL FREE
0.0
PREMIUM PINK

Creating value

Our business model allows us to create value across four main areas:

- **Financial – for our investors**
- **Human – for our people, suppliers, customers and consumers**
- **Social – for our communities**
- **Natural – for our environment**

Our Growth *Ambition*

In previous years, we were led by our well-established Performance Ambition, a strategy which delivered strong results. As we navigate the next phase in our journey, we have continued to evolve our strategy, which centres on strong consumer and customer insights. As previewed at our Capital Markets Event in November 2023 and the Consumer Analyst Group of New York (CAGNY) investor conference in February 2024, we have sharpened our strategy in order for us to achieve quality share of TBA of 6% by 2030 and generate value for our shareholders.

Our Growth Ambition is our evolved strategy to win in fiscal 25 and beyond and to deliver the next phase of sustainable growth.

Through the Growth Ambition we will continue to focus on delivering on four key strategic outcomes that are now embedded in the business: providing efficient growth; delivering consistent value creation; building credibility and trust; and ensuring that our people and high-performing teams are fully engaged.

PURPOSE

Celebrating life, every day, everywhere

AMBITION

To create one of the best performing, most trusted and respected, consumer products companies in the world

STRATEGY

Unleash the power of our *brands and portfolio* to lead and shape *consumer trends* executed with *operational excellence*

BRANDS AND PORTFOLIO	CONSUMER TRENDS	OPERATIONAL EXCELLENCE
Whisk(e)y and tequila	Premiumisation	Evolve brand building muscle
Winning local portfolio	Recruitment	Commercial excellence
Guinness growth	New occasions	Everyday efficiency

ENABLERS

Building a more Digital Diageo + Diverse and engaged talent with a focus on culture + 'Spirit of Progress' and doing business the right way from grain-to-glass

OUTCOMES

Achieve quality TBA share of 6% by 2030

EG	CVC	CT	EP
Efficient growth	**Consistent value creation**	**Credibility and trust**	**Engaged people**
Consistently grow organic net sales, grow operating profit, deliver strong free cash flow	Top-tier total shareholder returns, increase return on invested capital	Trusted by stakeholders for doing business the right way, from grain-to-glass	High-performing and engaged teams, continuous learning, inclusive culture

STRATEGY


GUINNESS 0.0
GUINNESS 0.0

Unleash the power of our brands and portfolio...

- To become the global leader in whisk(e)y and tequila.
- To win with local portfolios rooted in local culture.
- To ensure we continue to drive growth in Guinness, including 0.0.

Read more on page 16.



to lead and shape consumer trends...

- Premiumise the industry.
- Recruit new consumers from across TBA.
- Enter into new occasions.

Read more on page 18.


SMIRNOFF

executed with operational excellence

- Evolving our brand building muscle through smarter A&P.
- Delivering commercial excellence across all our channels.
- Accelerating productivity via Revenue Growth Management and supply agility.

Read more on page 20.

ENABLERS



Building a more Digital Diageo

We are upweighting investment to fund a holistic, prioritised programme of digitisation, underpinned by transformation of data, analytics and systems.

Read more on page 22.



Diverse and engaged talent with a focus on culture

We continue to develop our talent, ensuring they embody our evolved values and behaviours.

Read more on page 23.



'Spirit of Progress' and doing business the right way from grain-to-glass

This continues to underpin everything that we do. We have refreshed our flagship 'Spirit of Progress' programme to maximise the impact of its next phase of delivery.

Read more on page 23.

STRATEGY

Unleash the power of our *brands* and *portfolio*

Our outstanding brands and broad portfolio remain a competitive advantage
Our strategy focuses on three areas:

1. Maintaining our undisputed number one value position in the whisk(e)y and tequila categories[1], maximising the large growth opportunities they provide, while leveraging our heritage.
2. Winning with consumer-first local portfolios: markets must unleash the power of our portfolio by building strong brands with local relevance, informed by deep consumer insight.
3. Continue Guinness breakout growth with our asset light model and innovation.

Examples of progress in fiscal 24:

- Johnnie Walker demonstrated its ability to continue to win across the price ladder. Johnnie Walker Blonde drove total trademark share gains following its launch across Asia Pacific (APAC) and LAC. At the luxury end of the portfolio, Johnnie Walker Blue Label gained share through the Xordinaire and Umami innovations[1].
- Godawan Single Malt, crafted with quality and sustainability at its core in the Alwar distillery, Rajasthan, was the most awarded Indian single malt in 2023-2024.
- We have seen continued double-digit growth of Don Julio tequila in the United States, with momentum building internationally as we shape the global expansion of the category.
- Guinness is the number one selling beer in Great Britain by value in the second half of the fiscal.[2]

Teaming up with the world's biggest sporting events

The power of sport knows no geographic limits – it is truly global. At Diageo, we are using sport to lift our brands, partnering with iconic sporting occasions giving us incomparable visibility across the globe.

Shaping the future of Guinness with sport

Whilst Guinness has been the official partner of the Six Nations Rugby Championship since 2019, in 2024 the tournament helped it reach new heights. During this year's Six Nations, sales of pints of Guinness in stadiums were up 15% compared with 2022, while there was a 26% increase in pints of Guinness 0.0 sold in stadiums compared with 2023.

This year, Guinness also tapped into new areas at the Championship, kicking off its official partnership with the Guinness Women's Six Nations and increasing the amount of Guinness 0.0 beer taps, driving awareness and consumption of the non-alcoholic choice. This expanded partnership is a key pillar in delivering against our strategy of making Guinness more relevant to more people, on more occasions, more of the time.

New English Premier League partnership

In June, Guinness announced that from August it would be the official beer of the English Premier League. Premier League games are broadcast into 900 million homes in 189 countries, heightening the brand's relevancy and visibility even further. The four-year agreement will also see Guinness 0.0 named as the official non-alcoholic beer of the Premier League.

Taking our brands to new heights at the Super Bowl

Diageo's NFL platform is another example of how our iconic brands can work with similarly iconic sporting events to deliver great results.

Over the last five years, Diageo has built official partnerships with 20 different NFL teams, enabling advertising and profiling of our brands in stadiums and beyond. In the 2023 season alone, Diageo brands used over 70 hours of digital signage at NFL stadiums and over 71,000 samples were distributed across NFL league and team partner events.

Great brand and sports partnerships also allow for fantastic creativity to help build awareness and excitement. Nowhere was that creativity more evident than on Super Bowl Sunday in February. In the week leading up to the Super Bowl, Don Julio took over the STRAT Hotel in Las Vegas – using a projection to turn the hotel tower into a 1,149 ft tall bottle of Don Julio 1942.

Winning in India with Royal Challenge

One of the world's most popular and watched annual sporting events is the Indian Premier League Cricket (IPL). While many brands sponsor teams, Royal Challengers Bangalore (RCB), one of the founder members of the IPL, and named after renowned Indian whisky brand Royal Challenge, is owned by United Spirits Limited, part of Diageo plc.

This ownership gives Royal Challenge whisky unprecedented visibility in one of the largest whisky markets in the world. One of the greatest success stories this year has been via the Women's Premier League, with the RCB women's team winning the title in March.

The global reach and attraction of sport is undeniable. We will continue to invest to showcase our iconic brands at events that excite and matter to consumers across the globe.

(1) IWSR, 2023.
(2) Nielsen/CGA, 52 weeks to 18 May 2024.


GUINNESS 0.0
GUINNESS 0.0


ROYAL CHALLENGE


BULLEIT BOURBON
SMIRNOFF
Nº21
VODKA
Captain Morgan
Spiced Rum

STRATEGY

To lead and shape *consumer trends*

Consumers remain at the centre of everything we do

We are focused on anticipating and responding to shifts in consumer trends, enabled by capabilities and tools which we are constantly evolving. Shaping and leading consumer trends enables us to:

1. **Premiumise:** We want to drive and lead the ongoing trend of premiumisation in our industry, and we continue to develop our brand building capabilities to do this. The nuances of premiumisation vary by market, so we ensure our brands hit the relevant local premium cues; for example being relevant in popular culture or in appropriate experiential spaces.
2. **Recruit:** We continue to recruit new consumers into and from across TBA. With circa 550 million new legal purchase age consumers forecast to enter the TBA market by 2033[1], we will respond with agility to the emerging trends that resonate with these new cohorts, keeping our brands relevant. At the same time, we will keep winning in the right occasions to recruit from beer and wine.
3. **Win in new occasions:** We will enter into new occasions to drive the growth of our categories. The landscape of socialising is ever evolving, from the growth of the early evening occasion in some markets to the desire for increased options to moderate in others. We will ensure our portfolio continues to evolve as consumer occasions do the same.

Examples of progress in fiscal 24:

- Our luxury malts are playing a key part in the premiumisation of scotch. Fiscal 24 saw the announcement of the Mortlach and Philippe Starck partnership, generating attention and momentum in key markets ready for product launches in fiscal 25.
- Convenience is an increasingly important category for consumers entering TBA. Fiscal 24 saw Smirnoff SMASH Tea and Captain Morgan Sliced execute fast launches and distribution ramp-ups in North America, resulting in both products winning share in the category.
- The global growth of Guinness 0.0 has supported increased consumer desire for moderation options and enables us to offer more in a wider set of occasions. This, alongside our 0.0 spirits brands which constitute three of the five largest 0.0 brands globally, gives us a strong portfolio to capitalise on this trend.[2]

Taking tequila around the world

Our global rollout of tequila continued at pace in fiscal 24, underpinned by strong commercial execution.

Early bets on tequila are paying off

Diageo's portfolio is positioned towards fast-growing categories and tequila is the fastest growing spirits category (+9% RSV 2022-2023). Diageo was among the early entrants into the space and continues to be the global leader in tequila with around a quarter of value share.[2]

In NAM, our tequila portfolio grew US spirits share, driven by Don Julio, which increased momentum in the second half, growing 15 times faster than the total US spirits industry and gaining category share of tequila and spirits.[3] Spearheading this growth was Don Julio Reposado, where we increased investment and expanded distribution to capitalise on the increasing popularity of aged tequila, as consumers rapidly become more knowledgeable about the category.

We drove almost 12% organic net sales growth in markets outside NAM and LAC, leading to substantial market share gains across Europe, APAC and Global Travel. Don Julio was the number one selling tequila at London Heathrow Airport throughout most of the fiscal and is now available in nearly 60 countries. Casamigos is now in 33 countries and continues to recruit across Europe. This summer, we have plans for over one million consumers to sample the Casa Paloma in Great Britain. Increased investment in these brands to support their global rollout is amplified by our excellent marketing and brand building at scale, for example, Don Julio at the Oscars and the Super Bowl.

In APAC, we have tapped into the demand for luxury products, positioning Don Julio 1942 as our flagship. It has entered the most aspirational on-trade venues, allowing us to deliver high-quality activations, in partnership with influencers.

The Paloma

This fiscal year, we identified the Paloma cocktail as a vehicle to recruit consumers into the tequila category. Our consumer insights showed the Paloma was emerging as the cocktail of choice for bartenders and brand ambassadors, particularly in Southern Europe.

The Paloma is a grapefruit-based, refreshing and visually appealing premium aperitif: a big glass, vibrant colour, and lots of flavour. The Paloma is also an accessible way for consumers to discover tequila: it is light, easy to make, and fits beautifully into various occasions whether consumers are at home, in a bar, or enjoying it with food.

(1) World Bank.
(2) IWSR, 2023.
(3) Nielsen/NABCA, 2024


CASAMIGOS
Tequila


BULLEIT
MANHATTAN COCKTAIL
BEST ENJOYED STRAIGHT UP OR OVER ICE


GUINNESS
DRAUGHT
0.0

STRATEGY

Executed with *operational excellence*

Our evolved operational excellence agenda is focused on brand building, commercial excellence and productivity

- We are evolving our brand building muscle to upgrade the effectiveness and efficiency of our Advertising and Promotion (A&P) to ensure we invest behind the right brands, in the right places and through the right channels.
- We continue to upgrade our commercial capabilities with customers and consumers, building best-in-class execution partnerships, digital merchandising and sales processes. The on-trade is also a critical channel for brand building and exceptional experiences and we have increased focus.
- We will continue to deliver against our productivity agenda, sharpening our resource allocation to drive efficiency. Through our Revenue Growth Management (RGM) capabilities and supply chain excellence by investing in digitisation, incremental margin enhancement and supply network design opportunities.

Examples of progress in fiscal 24:

- In NAM, we improved our digital media efficiencies and effectiveness by applying enhanced technology to geographical sales data and digital bidding algorithms. By combining our data and consumer understanding, we have evolved our media targeting strategies by showing consumers brand-relevant media at key moments across hyper-targeted locations. This is now scaled across our US brand portfolio.
- The Crown Royal Blackberry launch was an example of commercial execution excellence and resulted in consumer recruitment into whiskey and share gains for the trademark. We partnered with our customers to deliver standout point of sale experiences.
- We continued to strengthen our RGM capabilities, which are key to driving sustainable growth across volume, price and mix. We made strategic price increases and targeted A&P investments holding our overall A&P flat for the year.
- Smirnoff marketing teams in over 40 markets used the Diageo Virtual Studio to take global assets for the 'We Do We' campaign and delivered over 2,000 localised digital assets, saving nearly $15 million. In Great Britain, we increased marketing investment for Guinness by 14%, smartly managed pricing corridors, and drove volume growth of 18%.

Fiscal 24 saw a record delivery of nearly $700 million in productivity benefits unlocked

Our culture of everyday efficiency is firmly embedded into the business. We have delivered strong productivity benefits year on year. At the end of fiscal 24, we completed a three-year period over which we delivered $1.7 billion of productivity benefits, significantly exceeding the original commitment of $1.5 billion made at the beginning of fiscal 22. Fiscal 24 was our third consecutive year of productivity and price offsetting the absolute impact of cost of goods inflation.

In fiscal 24, we delivered record productivity savings of nearly $700 million across cost of goods, marketing and overhead spend. The productivity on cost of goods was across the end-to-end supply chain. We renegotiated contracts on key materials such as glass, labels and grain neutral spirits and drove savings in logistics by further optimising warehousing capacity and container fill rate, and renegotiating key ocean freight contracts. Across our manufacturing sites, we reduced waste and drove savings via labour optimisation and robotics automation. In addition, we started to see benefits from our five-year supply chain agility programme, announced at the end of fiscal 22.

Looking ahead, we have committed to significantly step up our productivity target to $2 billion over the next three years (fiscal 25-27). This will be enabled by the acceleration in annual savings across cost of goods, marketing and overheads and from our supply agility programme.

$1.7 billion productivity savings, exceeding commitment of $1.5 billion three-year target

(total productivity savings, $m)


490
515
505
535
695
$1.7billion
FY20
FY21
FY22
FY23
FY24


SMIRNOFF
TOI, C'EST TOI.
NOUS, C'EST PLUS.
WE DO WE
WE DO WE
DEPUIS 1864
SMIRNOFF
SPICY TAMARIND

ENABLERS

Our strategy is underpinned by *three enablers*

We are focused on transforming three of our enablers: Digital, Talent and ESG

We are upweighting investment to fund a holistic, prioritised programme of digitisation (i) to facilitate marketing transformation and re-invent brand building; (ii) to transform commercial execution and step-change our sales partnering; (iii) to unlock the next wave of productivity savings. This is underpinned by the transformation of data, analytics and systems.

We continue to invest in talent transformation, ensuring our people embody our evolved values and behaviours. We are developing capabilities to ensure our talent is upskilled in areas that are key to our strategy.

We are also implementing our evolved ESG approach for the next phase of delivery of our 'Spirit of Progress' programme, which focuses on maximising impact while protecting our licence to operate and grow.

Examples of progress in fiscal 24:

- Building a more Digital Diageo with 'What's your Cocktail?', a generative AI platform to enable consumers to pair cocktails with food.
- We have committed to creating an environment in which everyone at Diageo can thrive, feel engaged and valued for their contributions.
- Driving triple wins with the Baileys Minis paper-based bottle trial.


BACK
WHAT'S YOUR COCKTAIL?
What atmosphere do you want to create?
Party Vibes
Sophisticated Vibes
Casual Get Together
Unwind and Relax
CONTINUE

1 Building a more Digital Diageo

'What's Your Cocktail?' An AI platform pairing cocktails with food

In May, we launched 'What's Your Cocktail?', a generative AI-driven digital platform to recommend cocktail pairings with individual food preferences. The platform helps consumers demystify cocktails by asking the desired atmosphere of their event and favourite food flavours to ensure the perfect serve for every occasion.

Whilst the platform is consumer-first, we are also benefiting by gathering millions of first-party consumer data points, which helps give our consumers exactly what they want.

Digital planning tool delivering productivity wins in supply chain

This year we implemented a new Advanced Planning Tool (OMP) across our tequila asset base. It monitors our end-to-end supply chain and gives us the ability to smoothly plan for and respond to volatile changes in product demand.

For example, this fiscal we have seen accelerated demand for Don Julio Reposado. The OMP tool enabled us to quickly run scenarios, look into end-to-end demand and balance our inventory and capacity, allowing us to communicate more quickly and effectively with customers and our suppliers to fulfil that demand.


DIAGEO


BAILEYS
Minis
ORIGINAL
IRISH CREAM

2 Diverse and engaged talent with a focus on culture

Diversity

40% of our Board and 46% of our leadership population, including our Executive Committee, are from an ethnically diverse background. We are proud to have reached our 45% ethnicity leadership representation ambition ahead of 2030.

Engaged talent

In the global employee survey, Your Voice, our results for the fiscal remained above external benchmarks with 81% engagement levels and 89% pride in working for Diageo.

Culture

To unleash greater speed and agility in our business, we are focusing strongly on culture and embedding four dial-up behaviours: external curiosity, efficient collaboration, experimentation and learning, and acting decisively.

3 'Spirit of Progress' and doing business the right way from grain-to-glass

Baileys Minis paper-based bottle trial

In May, at the Time Out Festival in Barcelona, we launched a trial of a new innovation, the Baileys Minis paper-based bottle.

We know our consumers are increasingly looking for sustainable packaging alternatives, whilst also expecting premium quality and design from our brands. These bottles are a step in our journey towards a more sustainable business.

The Baileys Minis paper-based bottles are made with a dry moulded fibre bottle which is 90% paper, with a thin plastic liner and a foil seal.

The development work behind these bottles is the result of strong collaboration across our Diageo teams worldwide, along with the help of valued external partners. This is further evidence of our dedication to progressing towards our ambition to accelerate to a low-carbon world.

OUR PERFORMANCE

Monitoring *performance* and *progress*

Reported measures

Net sales growth
(%)


2024 (1.4)
2023 0.2
2022 19.3
2021 16.1
2020 (10.8)

Operating profit growth
(%)


2024 8.2
2023 (5.9)
2022 17.1
2021 84.9
2020 (47.8)

Basic earnings per share
(cents)


2024 173.2
2023 196.3
2022 184.6
2021 153.8
2020 76.2

Definition

Sales growth after deducting excise duties.

Operating profit growth, including exceptional operating items.

Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Non-GAAP measures

Organic net sales growth
(%)[1]

(0.6)% R K


2024 (0.6)
2023 6.5
2022 21.4
2021 16.0
2020 (8.4)

Organic operating profit growth
(%)[1]

(4.8)% R K


2024 (4.8)
2023 7.0
2022 26.3
2021 17.7
2020 (14.4)

Earnings per share before exceptional items (cents)[1]

179.6 R K


2024 179.6
2023 196.5
2022 201.9
2021 158.8
2020 137.7

Definition

Sales growth after deducting excise duties, excluding the impact of exchange rate movements, hyperinflation adjustment and acquisitions and disposals.

Organic operating profit growth is calculated on a constant currency basis, excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation adjustment and acquisitions and disposals.

Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Why we measure

This measure reflects our delivery of efficient growth and consistent value creation. Organic net sales growth is the result of the choices we make between categories and market participation, and reflects Diageo's ability to build brand equity, increase prices and grow market share.

The movement in operating profit measures our delivery of efficient growth and consistent value creation. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.

Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. Eps measures our delivery of efficient growth in the year and consistent value creation over time.

Performance

Reported net sales declined 1.4% due to an unfavourable foreign exchange impact, organic net sales decline and a negative impact from acquisitions and disposals, partially offset by hyperinflation adjustments. Organic net sales declined 0.6%. Positive price/mix of 2.9pps was more than offset by a 3.5% decline in volume, primarily driven by materially weaker performance in LAC, driven by fast-changing consumer sentiment and elevated inventory levels. A weaker consumer environment and the impact of lapping inventory replenishment in the prior year in North America also contributed to the decline. Excluding LAC, organic net sales grew 1.8%.

More detail on page 29.

Reported operating profit grew 8.2%, primarily driven by the benefit from exceptional operating items, partially offset by a decrease in organic operating profit.

Organic operating profit declined 4.8% as a result of the organic net sales decline, primarily due to a $302 million operating profit decline in LAC and a $142 million operating profit decline in North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the US, and in marketing.

More detail on page 29.

Basic eps decreased 23.1 cents, mainly driven by lower organic operating profit, higher finance charges and exceptional items, partially offset by lower tax and the impact of share buybacks.

Basic eps before exceptional items decreased 16.9 cents.

More detail on page 30.

(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 227-235.
(2) For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

Reported measures

Net cash from operating activities
($ million)


2024 4,105
2023 3,636
2022 5,213
2021 4,932
2020 2,921

Return on closing invested capital
(%)


2024 34.5
2023 38.3
2022 38.3
2021 32.3
2020 17.8

R Remuneration

Some KPIs are used as a measure in the incentive plan for the remuneration of executives. See our Directors' remuneration report from page 122 for more detail.

K KPI: Key Performance Indicator

Definition

Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.

Profit for the year divided by net assets at the end of the financial year.

Non-GAAP measures

Free cash flow
($ million)[1],[2]

2,609 R K


2024 2,609
2023 2,235
2022 3,779
2021 4,106
2020 2,059

Return on average invested capital (ROIC)
(%)

15.8% K


2024 15.8
2023 18.4
2022 19.8
2021 16.1
2020 14.3

Total shareholder return (TSR)
(%)

(24)% R K


2024 (24)
2023 (2)
2022 4
2021 32
2020 (19)

Definition

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment, and computer software. Definition of free cash flow has been redefined, see more details on page 31.

Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets excluding net post-employment benefit assets/liabilities, net borrowings and non-controlling interests. Definition of return on average capital employed has been redefined, see more details on page 31.

Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).

Why we measure

Free cash flow is a key indicator of the financial management of the business. Free cash flow reflects the delivery of efficient growth and consistent value creation as it measures the cash generated by the business to fund payments to our shareholders and future growth.

ROIC is used by management to assess the return obtained from the group's asset base. Over time, ROIC reflects consistent value creation, as the returns Diageo generates from its asset base are both reinvested in the business and used to generate returns for investors through dividends and return of capital programmes.

Diageo's Directors have a fiduciary responsibility to maximise long-term value for shareholders. TSR measures consistent value creation as it reflects the returns Diageo has delivered to investors in the year and over time. We also monitor our relative TSR performance against our peers.

Performance

Net cash from operating activities was $4,105 million, an increase of $469 million compared to fiscal 23. Free cash flow grew by $374 million to $2,609 million.

Free cash flow growth was driven by strong working capital management and the positive impact of lapping one-off cash tax payments in the prior year. These favourable factors more than offset the negative impacts of lower operating profit and increased interest payments, attributable to the current higher interest rate environment. The increase in capital expenditure (capex) demonstrates our commitment to investing in the business for long-term sustainable growth.

More detail on page 31.

ROIC decreased 255bps, mainly driven by lower operating profit, increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was slightly offset by lower tax.

More detail on page 31.

TSR was down 24% over the past 12 months driven by the lower year-on-year share price.

Non-financial performance

Positive drinking

R K

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

2.2m

(2023: 1.9m)
Total to date:
5.9m[1]

Definition

Number of people educated on the dangers of underage drinking through a Diageo supported education programme.

Why we measure

We want to change the way the world drinks for the better by promoting moderation and addressing the harmful use of alcohol. We build credibility and trust by transparently reporting the total number of people educated on the dangers of underage drinking. This figure also demonstrates our commitment to engaging people on the dangers of harmful alcohol use.

Performance

We delivered a significant increase in our reach, particularly for the LAC region. Globally, we educated 2.2m young people about the dangers of underage drinking.

More detail on page 51.

Employee Engagement Index

81%

K


2024
81%
2023
84%
2022
82%
2021
81%
2020
N/A(2)

Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.[3]

Employee Engagement releases the full potential of our people and our business, and it's a key enabler to our performance. The survey allows us to measure the extent to which employees believe we are living our values and is a measure of our culture. Reflecting on the results of our employee engagement level and taking action where needed each year helps us build credibility and trust with our people.

This year 89% of our people completed our Your Voice survey. 81% were identified as engaged. 89% declared themselves proud to work for Diageo, 81% would recommend Diageo as a great place to work and 74% were extremely satisfied with Diageo as a place to work.

More detail on page 55.

Inclusion and diversity

R K

Percentage of female leaders globally **44%** (2023: 44%)

Percentage of ethnically diverse leaders globally **46%** (2023: 43%)

The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles.

Nurturing an inclusive and diverse culture drives commercial performance and is the right thing to do. Transparently reporting the gender and ethnic diversity of our leadership cohort reflects our commitment to consistent value creation through our diverse workforce, building credibility and trust with our stakeholders and engaging with our people on inclusion and diversity.

This year, 44% of our leadership roles were held by women, the same percentage as last year, and 46% of our leaders were ethnically diverse, compared with 43% last year.

More detail on page 59.

(1) The baseline year for our 'Spirit of Progress' goals is 2020 unless otherwise stated. For our target to educate 10 million young people, parents and teachers on the dangers of underage drinking the baseline year is 2018.
(2) Because of the Covid-19 pandemic, in 2020 we did not run a full Your Voice survey. Instead we used a pulse survey tool to listen to employees' feedback and learn from their experiences of working during the pandemic. We therefore do not have a comparable employee engagement metric for 2020.
(3) In 2021, we updated the way we measure employee engagement in our Your Voice survey to bring it in line with standard practice.

Non-financial performance

Water efficiency[4]

Change vs baseline year

(15.6)% R K


2024
(15.6)%
2023
(12.3)%
2022
(12.3)%
2021
(8.8)%
2020
–%

Definition

Percentage change in water efficiency across the company compared to fiscal 20 baseline. Refer to page 249 for how this metric is measured.

Why we measure

Our water efficiency programme is critical to helping us to address water security, particularly in water-stressed areas. In addition to preserving our licence to operate, minimising water use within our own operations underpins our commitment to delivering long-term value by future-proofing our business against the impacts of a changing climate. It also helps to ensure this precious resource can continue to be shared with the communities we live and work amongst.

Performance

This year, our water efficiency across the company improved in total by 15.6% since our fiscal 20 baseline. The main drivers contributing to the strong performance in fiscal 24 were the continuous improvement initiatives in the water recovery plants at our East Africa sites and the optimisation of the reverse osmosis plant at our Cameronbridge site.

More detail on page 67.

Scope 1 and 2 greenhouse gas emissions[4]

Change vs baseline year

(23.8)% R K


2024
(23.8)%
2023
(14.7)%
2022
(9.8)%
2021
(5.3)%
2020
–%

Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline.

Mitigating our impact on climate change is a business imperative. Reporting in detail on our efforts to reduce Scope 1 and 2 greenhouse gas emissions, even when it is challenging to do so, demonstrates our commitment to reducing our contribution to global warming and helps build credibility and trust. This is an important area for our business and external stakeholders, supporting our commitment to consistent value creation by future-proofing our business.

Our Scope 1 and 2 greenhouse gas emissions reduced in total by 23.8% from our fiscal 20 baseline. The main drivers contributing to the lower emissions are the increased use of on-site bioenergy (biomass, biogas and biofuel) across Africa, scotch and tequila markets and additional renewable electricity use, particularly in North America.

More detail on page 69.

(4) In accordance with Diageo's environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for 2019, the baseline year 2020 and for the intervening period up to the end of last financial year has been restated where relevant.

Chief Financial Officer's introduction



Reported net sales growth	(1)%	Net cash from operating activities	$4,105m
Organic net sales growth[(1)]	(1)%	Free cash flow[(1)]	$2,609m
Reported operating profit growth	8%	Return on closing invested capital	34.5%
Organic operating profit growth[(1)]	(5)%	Return on average invested capital[(1)]	15.8%
Basic earnings per share	173.2c	Total shareholder return	(24)%
Earnings per share before exceptional items[(1)]	179.6c		

(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 227-235.

'After three years of strong topline growth, the industry, as well as Diageo's financial performance, was challenged in fiscal 24. This was driven by the uncertain global consumer environment across many of our markets. Organic net sales were down 0.6% driven by a volume decline and primarily attributable to weak performance in LAC, which was impacted by weaker consumer demand and higher than expected inventory levels in the first half of the fiscal year. Organic operating margin declined 56bps excluding LAC and was driven by continued investment in the business through overheads and A&P.'

In these times of an uncertain consumer environment, we have focused on what we can control to continue to invest in our future. We have focused on driving productivity, smart price mix and cash. I'm pleased to say we have increased our annual productivity and delivered nearly $700 million in savings in fiscal 24 with the highest-ever contribution from cost of goods and supply initiatives. And with this, we have comfortably exceeded the delivery of our three-year commitment of $1.5 billion of productivity having delivered $1.7 billion. The supply chain agility programme which was set up at the beginning of fiscal 22 has also contributed to this year's productivity and is expected to continue to deliver incremental savings over the coming years even as we continue to invest in the business, including in overheads and in A&P.

We have also continued our disciplined conversion of profit into cash and delivered free cash flow of $2.6 billion. We have driven this by significantly stepping up our capabilities in managing both accounts payable and inventory with more discipline.

We remain a progressive dividend payer, increasing our dividend 5% in fiscal 24 as well as completing a new share buyback programme up to $1 billion. Our leverage ratio was 3.0x as of 30 June 2024, and we remain committed to our leverage ratio and our disciplined approach to capital allocation.

Our brands and portfolio, as well as our ability to lead and shape consumer trends, operational excellence and talented workforce give me confidence that we can navigate temporary volatility and uncertainty, while continuing to drive sustainable long-term growth and deliver shareholder value. With this being my last full fiscal year at Diageo, I am proud of our accomplishments over the last few years. I am confident that Diageo will build on its foundation and remains on track to be one of the best performing, most trusted and respected consumer products companies in the world.

Net sales ($ million)

Reported net sales declined 1.4%

Organic net sales declined 0.6%

Reported net sales declined 1.4% due to an unfavourable foreign exchange impact, organic net sales decline and a negative impact from acquisitions and disposals, partially offset by hyperinflation adjustments.Organic net sales declined 0.6%. Positive price/mix of 2.9pps was more than offset by a 3.5% decline in volume, primarily driven by materially weaker performance in LAC, driven by fast-changing consumer sentiment and elevated inventory levels. A weaker consumer environment and the impact of lapping inventory replenishment in the prior year in North America also contributed to the decline. Excluding LAC, organic net sales grew 1.8%.


Organic movement
20,555
(424)
(68)
335
(717)
588
20,269
2023 re-presented(1)
Exchange(2)
Acquisitions and disposals
Hyperinflation(3)
Volume
Price/mix
2024

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3) See pages 167 and 228-230 for details on hyperinflation adjustments.

Operating profit ($ million)

Reported operating profit grew 8.2%

Organic operating profit declined 4.8%

Reported operating profit grew 8.2%, primarily driven by the benefit from exceptional operating items, partially offset by a decrease in organic operating profit.
Organic operating profit declined 4.8% as a result of the organic net sales decline, primarily due to a $302 million operating profit decline in LAC and a $142 million operating profit decline in North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the US, and in marketing.


5,547
822
(8)
(43)
(14)
1
(304)
6,001
2023 re-presented(1)
Exceptional operating items(2)
Exchange
Acquisitions and disposals
FVR(3)
Hyperinflation(4)
Organic movement
2024

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) For further details on exceptional items see pages 45 and 172-173.
(3) Fair value remeasurements. For further details see page 45.
(4) See pages 167 and 228-230 for details on hyperinflation adjustments.

Operating margin (%)

Reported operating margin expanded by 262bps

Organic operating margin declined by 130bps

Reported operating margin expanded by 262bps primarily due to the positive impact of exceptional operating items partially offset by a decline in organic operating margin.
Organic operating margin declined by 130bps, primarily due to weak performance in LAC and a cautious consumer environment in the US. The decline was also driven by continued investment in the business, primarily in overheads and marketing, partially offset by positive gross margin. Excluding LAC, organic operating margin declined by 56bps and gross margin grew 17bps, driven by price increases and productivity which offset the impact of cost inflation.


Organic movement
27.0%
400bps
56bps
(9)bps
(55)bps
(12)bps
(15)bps
(103)bps
29.6%
2023 re-presented(1)
Exceptional operating items(2)
Exchange
Acquisitions and disposals
Other(3)
Gross margin
Marketing
Other operating items
2024

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) For further details on exceptional operating items see pages 45 and 172-173.
(3) Fair value remeasurements and hyperinflation adjustments. For further details on fair value remeasurements see page 45. See pages 167 and 228-230 for details on hyperinflation adjustments.

Basic earnings per share (cents)

Basic eps decreased 11.8% from 196.3 cents to 173.2 cents

Basic eps before exceptional items[1] decreased 8.6% from 196.5 cents to 179.6 cents

Basic eps decreased 23.1 cents, mainly driven by lower organic operating profit, higher finance charges and exceptional items, partially offset by lower tax and the impact of share buybacks. Basic eps before exceptional items decreased 16.9 cents.


196.3
(6.2)
(0.3)
(1.4)
(13.4)
(1.3)
(8.4)
4.9
3.0
0.6
(0.6)
173.2
2023 re-presented(2)
Exceptional items after tax(3)
Exchange on operating profit
Acquisitions and disposals(4)
Organic operating profit
Associates and joint ventures
Finance charges(5)
Tax(6)
Share buyback(4)
Non-controlling interests
FVR(7)
2024

(1) See pages 227-235 for an explanation of the calculation and use of non-GAAP measures.
(2) See pages 166-167 for an explanation under Accounting information and policies.
(3) For further details on exceptional items see pages 45 and 172-173.
(4) Includes finance charges net of tax.
(5) Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(6) Excludes tax related to acquisitions, disposals and share buybacks.
(7) Fair value remeasurements. For further details see page 45.

Net cash from operating activities and free cash flow[1] ($ million)

Generated $4,105 million net cash from operating activities[2] and $2,609 million free cash flow.

Net cash from operating activities was $4,105 million, an increase of $469 million compared to fiscal 23. Free cash flow grew by $374 million to $2,609 million. Free cash flow growth was driven by strong working capital management and the positive impact of lapping one-off cash tax payments in the prior year. These favourable factors more than offset the negative impacts of lower operating profit and increased interest payments, attributable to the current higher interest rate environment. The increase in capital expenditure (capex) demonstrates our commitment to investing in the business for long-term sustainable growth.


3,636
(1,401)
2,235
(8)
(339)
646
(95)
344
(196)
22
2,609
1,496
4,105
2023 Net cash from operating activities re-presented(3)
2023 Capex represented(3)
2023 Free cash flow re-presented(3)
Exchange(4)
Operating profit(5)
Working capital(6)
Capex
Tax
Interest
Other(7)
2024 Free cash flow
2024 Capex
2024 Net cash from operating activities

(1) Definition of free cash flow has been redefined, see more details on page 232.
(2) Net cash from operating activities excludes net capex (2024 - $(1,496) million; 2023 - $(1,401) million).
(3) See pages 166-167 for an explanation under Accounting information and policies.
(4) Exchange on operating profit before exceptional items.
(5) Operating profit excludes exchange, depreciation and amortisation, post-employment charges of $11 million and other non-cash items.
(6) Working capital movement includes maturing inventory.
(7) Other items include dividends received from associates and joint ventures and other investments and post-employment payments.

Return on average invested capital (%)[1][2]

ROIC decreased 255bps

ROIC decreased 255bps, mainly driven by lower operating profit, increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was slightly offset by lower tax.


18.4%
(17)bps
(26)bps
(106)bps
(24)bps
20bps
(101)bps
(1)bps
15.8%
2023
Exchange
Acquisitions and disposals
Organic operating profit
Associates and joint ventures
Tax
Working capital
Other
2024

(1) ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see pages 233-234.
(2) Definition of return on average invested capital has been redefined, see more details on pages 233-234.

Our *global* reach

Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.

% share of reported net sales by region[(1)(2)]


North America
39%
US Spirits
Diageo Beer Company (DBC) USA
Canada
Other (principally Travel Retail)
Europe
24%
Great Britain
Southern Europe
Northern Europe
Ireland
Türkiye
Eastern Europe
Other (principally Travel Retail)
Latin America and Caribbean
9%
Brazil
Mexico
CCA (Central America and Caribbean)
Andean
South LAC
Other (principally Travel Retail)
Africa
9%
East Africa
Africa Regional Markets (ARM)
Nigeria
South Africa
Other (principally Travel Retail)
Asia Pacific
19%
India
Greater China
Australia
South East Asia
North Asia
Other (principally Travel Retail Asia and Middle East)

(1) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2) Based on reported net sales for the year ended 30 June 2024. Does not include corporate net sales of $123 million (2023 – $104 million).

Fiscal 24	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EU million)	50.1	51.3	74.9	22.1	32.1
Reported net sales[(1)] ($ million)	7,908	4,804	3,817	1,839	1,778
Reported operating profit[(2)] ($ million)	3,039	1,257	1,438	502	131
Operating profit before exceptional items[(3)] ($ million)	3,236	1,379	1,063	502	131
Water efficiency, percentage change compared to fiscal 20 baseline	2 %	(12)%	(38)%	4 %	(25)%
Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline	(32)%	18 %	(75)%	(59)%	(43)%
Average number of employees[(4)]	3,144	10,524	8,763	4,437	3,499

(1) Excluding corporate net sales of $123 million (2023 – $104 million).
(2) Excluding net corporate operating costs of $366 million (2023 – $(397) million).
(3) Excluding exceptional operating charges of $56 million (2023 – $(766) million) and net corporate operating costs of $366 million (2023 – $(397) million).
(4) Employees have been allocated to the region where they live.

Production facilities

The company owns manufacturing production facilities across the globe, including distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo's brands are also produced at plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.

The major facilities owned by Diageo with locations, principal activities, and products are presented in the table below as at 30 June 2024.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, coopering	beer, scotch, gin, vodka, rum, ready to drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Italy	distilling, bottling, warehousing	vodka, rum, ready to drink, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready to drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready to drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur, ready to drink, bottled in East Africa (scotch)
Nigeria	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, ready to drink
South Africa	distilling, bottling, warehousing	rum, vodka, gin
ARM	distilling, brewing, bottling, warehousing	beer, vodka, gin, ready to drink
India	distilling, bottling, warehousing	rum, vodka, Indian whisky, gin, brandy, bottled in India (scotch)
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready to drink
Greater China	distilling, warehousing	Chinese whisky, Chinese white spirits

For more details about our capital investments please see page 262.

Our route to consumer

We have five different route to consumer models across our business. Most of the regions employ four of the five high level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.

Wholesalers and Distributors

Diageo sells to a wholesaler or distributor who also sells a range of other brands and categories directly to end outlets where consumers can purchase our brands. Where required, this model may include a government control board (or similar), such as in certain states in the US and provinces and territories in Canada.

Modern Trade

Diageo sells directly to a customer who owns and manages retail outlets, who then in turn sells to consumers via their outlets.

eMarketplace

Diageo sells to a third-party digital marketplace customer where that customer sells to B2B customers and consumers.

Direct to Consumer

Diageo sells directly to consumers, predominantly through portals such as Thebar.com, which is a growing route to consumer model for our business. It allows for direct interface with our consumers rather than through third-party sites as in the eMarketplace model above.

Direct to Store

Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern Trade model above. This model is less common than the other models. For example, it is used in Ireland for beer distribution.

North America

North America is the largest market for Diageo and represents over one-third of our net sales. We have a well-positioned portfolio of brands that leans into premiumisation and high-growth categories such as whiskey and tequila. Our strategy is focused on accelerating sustainable growth through data-led insights, targeted investment, and excellence in innovation and our route to market.

Reported net sales by market (%)



- US Spirits
- Diageo Beer Company USA
- Canada
- Other (principally Travel Retail)

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Key financials ($ million): North America	2023 re-presented[1]	Exchange	Acquisitions and disposals	Organic movement	Other[2]	2024	Reported movement %
Net sales	8,109	3	2	**(206)**	–	**7,908**	(2)
Marketing	1,631	1	5	**(10)**	–	**1,627**	–
Operating profit before exceptional items	3,222	160	(10)	**(142)**	6	**3,236**	–
Exceptional operating items[3]	(118)					**(197)**	
Operating profit	3,104					**3,039**	(2)


Ketel One
ESPRESSO MARTINI


Don Julio
TEQUILA
REPOSADO


Crown Royal


BULLEIT BOURBON

Markets and categories:

	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America[4]	(4)	(4)	(3)	(2)
US Spirits[4]	(5)	(4)	(3)	(3)
DBC USA[5]	1	1	3	3
Canada	(5)	(4)	(2)	(3)
Spirits[4]	(5)	(5)	(4)	(4)
Beer	3	3	5	5
Ready to drink	(8)	(8)	(3)	(3)

Key brands[6]:

	Organic volume movement[7] %	Organic net sales movement %	Reported net sales movement %
Crown Royal	–	(1)	(1)
Don Julio	19	11	11
Casamigos[8]	(16)	(21)	(22)
Smirnoff	(5)	(2)	(2)
Johnnie Walker	(7)	(10)	(10)
Captain Morgan	(10)	(6)	(6)
Guinness	3	6	6
Ketel One[9]	(4)	(5)	(5)
Baileys	(2)	–	–
Bulleit whiskey[10]	6	12	12
Buchanan's	8	3	3

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) Fair value remeasurements. For further details see page 45.
(3) For further details on exceptional operating items see pages 45 and 172-173.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 227-235.
(5) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(6) Spirits brands excluding cocktails, which includes ready to drink, ready- to-serve and non-alcoholic variants.
(7) Organic equals reported volume movement.
(8) Casamigos trademark includes both tequila and mezcal.
(9) Ketel One includes Ketel One vodka and Ketel One Botanicals.
(10) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Regional performance:

- North America (NAM) net sales performance was negatively impacted by a cautious US consumer environment while share performance improved consistently through the year driven by focused execution.
- Diageo NAM performance was impacted by US Spirits due to a cautious consumer environment, retailer inventory adjustments and the lapping of inventory replenishment in the prior year. Against this backdrop, Diageo held share of US TBA in fiscal 24 and delivered share gains in the second half compared to the first half, supported by innovation, focused investment, primarily in Don Julio and Crown Royal, and improved execution.
- Reported net sales declined 2%, due to weaker organic net sales performance.
- Organic net sales declined 3%, due to lower sales in US Spirits and Canada, partially offset by growth in Diageo Beer Company (DBC USA).
- Price/mix grew 2pps and was more than offset by a 4% decline in volume.
- US Spirits net sales declined 3%, driven by a volume decline of 5%. Depletion growth was approximately one percentage point ahead of shipment growth, with some variations across brands. Overall inventory levels at distributors at the end of fiscal 24 remained in line with historical levels.
- DBC USA net sales grew 3%, reflecting strong growth in Guinness, Smirnoff flavoured malt beverages, and the launch of Captain Morgan Sliced Apple.
- Organic operating margin declined 79bps, primarily due to an increase in overhead costs in support of strategic initiatives and marketing investments, partially offset by improvements in gross margin. Gross margin improvement was driven by productivity savings which more than offset an adverse impact from mix and inflation.
- Marketing investment declined 1%, but increased as a percentage of net sales. Investment was focused in Don Julio and other key brands, while maintaining focus on marketing efficiencies.

US Spirits highlights[1]:

- Tequila net sales declined 5%, largely due to a 22% decline in Casamigos attributable to lower consumer demand and the impact of lapping inventory replenishments in the prior year following supply shortages. As a result, Casamigos depletions were ahead of shipments with a 9% decline. Don Julio net sales increased 12%, despite lapping the impact of inventory replenishments in the prior year. Supported by strong execution, depletions grew 21%, significantly ahead of shipments, and was led primarily by Don Julio Reposado. Diageo's tequila portfolio grew share of the spirits industry in fiscal 24, with acceleration in the second half, led by Don Julio.
- Crown Royal whisky net sales declined 1%, primarily due to Crown Royal Deluxe and Crown Royal Peach, mostly offset by the successful launch of Crown Royal Blackberry. Crown Royal held share for the full year and gained share of the spirits industry in the second half of the fiscal year.
- Vodka net sales declined 8%, reflecting weakness in the category. Cîroc net sales declined 28%, partially offset by the launch of Cîroc Limonata, which recruited consumers and gained category share. Smirnoff net sales declined 3%, primarily driven by Smirnoff No.21. While Ketel One net sales declined 5%, primarily driven by Ketel One Botanicals, Ketel One grew share of the vodka category supported by our 'Made to Cocktail' campaign.
- Johnnie Walker net sales declined 10%, due to continued normalisation of demand for luxury variant Johnnie Walker Blue Label and lower demand for Johnnie Walker Red Label. The trademark continues to outperform the scotch category and held share of the spirits industry, driven by strong performance in Johnnie Walker Black Label.
- Captain Morgan net sales declined 6%, primarily due to Captain Morgan Original Spiced as consumers shifted into other spirits categories. Captain Morgan lost both category and spirits industry share.
- Bulleit whiskey net sales increased 12%, significantly ahead of depletions growth as inventory levels continue to normalise. Bulleit held share of the spirits industry.
- Buchanan's net sales increased 3%, primarily driven by continued momentum in Buchanan's Pineapple which recruited new consumers. Buchanan's trademark gained share of the spirits industry.
- Spirits-based cocktails[2] net sales increased 15%, driven by the successful launches of the Cocktail Collection and Smirnoff Smash, which both gained share of category and the spirits industry. The Cocktail Collection consists of Ketel One Espresso Martini, Ketel One Cosmopolitan, Astral Margarita and Tanqueray Negroni.

(1) Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.
(2) Spirits-based cocktails includes ready to serve and ready to drink variants.

Europe

Europe is a diverse region with a trend-leading on-trade channel and tourism hotspots, all of which offer a strong platform for the development of our premium brands. It is also home to Diageo's biggest beer business and a stronghold for Guinness. We hold a leadership position across major categories and markets, and have been able to achieve share gains and resilient net sales growth in the last fiscal.

Reported net sales by market (%)



- Great Britain
- Southern Europe
- Northern Europe
- Ireland
- Türkiye
- Eastern Europe
- Other (principally Travel Retail)

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Key financials ($ million): Europe	2023 re-presented[2]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Other[3]	Hyperinflation[1]	2024	Reported movement %
Net sales	4,303	(3)	62	26	**124**	**–**	**292**	**4,804**	**12**
Marketing	765	18	1	22	**34**	**–**	**33**	**873**	**14**
Operating profit before exceptional items	1,312	24	47	3	**(15)**	**(3)**	**11**	**1,379**	**5**
Exceptional operating items[4]	(12)							**(122)**	
Operating profit	1,300							**1,257**	**(6)**


Tanqueray


BLACK LABEL


GUINNESS
GUINNESS


YENI RAKI
1937
YENI RAKI
1937

Markets and categories:

	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe[5]	**(1)**	**–**	**3**	**12**
Great Britain[5]	**(1)**	**–**	**5**	**10**
Southern Europe[5]	**(2)**	**(8)**	**(2)**	**–**
Northern Europe[5]	**(3)**	**(2)**	**(4)**	**–**
Ireland[5]	**(2)**	**(1)**	**7**	**11**
Türkiye[5]	**4**	**4**	**31**	**59**
Eastern Europe[5]	**(6)**	**(5)**	**(7)**	**(3)**
Spirits[5]	**(2)**	**(1)**	**(1)**	**9**
Beer	**8**	**8**	**18**	**23**
Ready to drink[5]	**(9)**	**(9)**	**(5)**	**(3)**

Key brands[6]:

	Organic volume movement[7] %	Organic net sales movement %	Reported net sales movement %
Guinness	**11**	**22**	**27**
Johnnie Walker	**5**	**3**	**21**
Baileys	**5**	**6**	**10**
Smirnoff	**(2)**	**–**	**5**
Captain Morgan	**(5)**	**(5)**	**–**
Gordon's	**(9)**	**(8)**	**(1)**
Tanqueray	**(8)**	**(9)**	**(4)**
J&B	**(3)**	**(6)**	**3**

(1) See pages 167 and 228-230 for details on hyperinflation adjustments.
(2) See pages 166-167 for an explanation under Accounting information and policies.
(3) Fair value remeasurements. For further details see page 45.
(4) For further details on exceptional items see pages 45 and 172-173.
(5) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 227-235.
(6) Spirits brands excluding ready to drink and non-alcoholic variants.
(7) Organic equals reported volume movement except for Johnnie Walker (11)%, Gordon's (8)% and J&B (2)%.

Regional performance:

- Resilient net sales growth with continued strong momentum in Guinness.
- Diageo Europe delivered strong performance with market share growth across most European markets despite persistent cost inflation and lower consumer confidence.
- Reported net sales grew 12%, primarily driven by a hyperinflation adjustment[1] related to Türkiye and organic growth.
- Organic net sales grew 3%, driven by double-digit growth in Türkiye and mid single-digit growth in Great Britain and Ireland, partially offset by declines, primarily in Northern and Eastern Europe. Excluding the impact of lapping the sales of inventories from the previously announced winding down of operations in Russia in fiscal 23, overall organic net sales for the region grew 4%.
- Price/mix grew 4pps, driven by price increases across most markets, with Guinness growth driving particularly strong price/mix in Great Britain and Ireland.
- Spirits net sales declined 1%, primarily due to softness in the spirits category despite improved market share performance through fiscal 24, and the impact of lapping final sales of inventories in Russia. Strong growth in raki and Baileys was more than offset by declines in scotch, gin, and rum. Excluding the effect of lapping final sales of inventories in Russia, spirits organic net sales grew 1%.
- Beer net sales grew 18%, primarily driven by Guinness. Double-digit volume and price/mix in Guinness were driven by share gains in Ireland and Great Britain, supported by strong marketing and innovation. Guinness 0.0 net sales and volume more than doubled in fiscal 24.
- Organic operating margin declined by 121bps. Strategic price increases more than offset the impact of cost inflation. Margin decline reflects increased marketing investment as well as investments in strategic commercial initiatives. Excluding the impact of lapping the profit from sales of inventories in Russia in fiscal 23, operating margin declined by 85bps.
- Marketing investment increased 4%, primarily driven by investment in tequila, beer and Johnnie Walker.

Market highlights:

- Great Britain net sales grew 5%, primarily driven by strong performance in Guinness, which gained share in both the on-trade and off-trade. Share gains were driven by continued recruitment through strong brand building and new occasions, supported by Guinness 0.0 and Nitrosurge innovations.
- Southern Europe net sales were 2% lower, mainly due to scotch, rum and gin, reflecting category decline. This was in spite of the majority of the markets within Southern Europe gaining share, driven by the continued momentum in Johnnie Walker.
- Northern Europe net sales declined 4%, due to macroeconomic pressures impacting higher price point segments in scotch, gin and vodka. The decline was partially offset by double-digit growth in Johnnie Walker Red Label, as consumers shifted into the standard price tier. Market share of spirits declined, primarily driven by ready to drink (RTD) cocktails as a result of increased competitive activity.
- Ireland net sales grew 7%, primarily driven by double-digit growth in Guinness. Strong share gains in the on-trade were driven by effective brand building and the roll-out of Guinness 0.0 draught, now in more than 1,500 on-trade outlets.
- Eastern Europe net sales declined 7%, primarily driven by lapping the final sales of inventories in Russia in the first half of the prior year. Excluding Russia, net sales grew 8% driven by strong performance in Guinness and scotch.
- Türkiye net sales grew 31% with volume growth of 4%, primarily reflecting the impact of price increases in response to inflation and increased excise duties. Net sales growth was mostly driven by strong performance in raki and Johnnie Walker, with share gains in whisky.

Asia Pacific

In Asia Pacific, our focus is to grow in both developed and emerging markets across our entire portfolio. We manage our portfolio to meet the increasing demands of the growing middle class, and aim to inspire our consumers to drink better, not more.

Reported net sales by market (%)



- India
- Greater China
- Australia
- South East Asia
- North Asia
- Other (principally Travel Retail Asia and Middle East)

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Key financials ($ million): Asia Pacific	2023 re-presented[1]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	2024	Reported movement %
Net sales	3,841	(30)	(62)	(96)	164	3,817	(1)
Marketing	655	(11)	(1)	(8)	16	651	(1)
Operating profit before exceptional items	1,104	(29)	(47)	(25)	60	1,063	(4)
Exceptional operating items[2]	(581)					375	
Operating profit	523					1,438	175


THE SINGLETON
12 YEARS OLD




水井坊


GODAWAN

Markets and categories:

	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific[4]	1	(7)	4	(1)
India[4]	2	(7)	8	3
Greater China	14	15	12	8
Australia	(7)	(6)	(8)	(9)
South East Asia[4]	(9)	(8)	(8)	(4)
Travel Retail Asia and Middle East	–	(28)	10	(3)
North Asia	(12)	(13)	3	(17)
Spirits[4]	1	(7)	6	1
Beer	(2)	(3)	4	2
Ready to drink	(16)	(16)	(14)	(16)

Key brands[5]:

	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(4)	1	–
Shui Jing Fang[7]	32	27	23
McDowell's	(2)	4	2
The Singleton	14	12	10
Royal Challenge	11	16	14
Guinness	(2)	4	2
Black & White	20	24	21
Smirnoff	1	(1)	(6)

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) For further details on exceptional items see pages 45 and 172-173.
(3) Organic equals reported volume movement except for Johnnie Walker (10)%, Smirnoff (1)%, Guinness (3)% and Black & White (19)%.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 227-235.
(5) Spirits brands excluding ready to drink and non-alcoholic variants.
(6) Organic equals reported volume movement except for Johnnie Walker (10)%, Smirnoff (1)%, Guinness (3)% and Black & White (19)%.
(7) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Regional performance:

- Asia Pacific delivered organic net sales, volume and operating margin growth in challenging macroeconomic conditions whilst increasing investment in the region.
- Reported net sales declined 1%, driven by the negative impact of foreign exchange and the disposal of Windsor, which was partially offset by organic sales growth.
- Organic net sales grew 4%, driven by strong growth of Chinese white spirits in Greater China, and other whisky and scotch in India, partially offset by declines in South East Asia and Australia.
- Price/mix grew 4pps, driven by continued premiumisation and pricing within whisky in India and strong growth in Chinese white spirits.
- Spirits net sales grew 6%, driven by strong performance in Greater China and India. Tequila delivered double-digit sales growth, albeit on a smaller base, with particularly strong growth in Travel Retail and India, and also grew market share across most of the region.
- Organic operating margin increased by 35bps, driven by positive mix, attributable to growth of Chinese white spirits in Greater China and favourable product mix in India.
- Marketing investment grew 2%, with focused investment in Don Julio across the region supporting the global launch of tequila, Chinese white spirits in Greater China, and in innovation supporting the launch of Johnnie Walker Blonde and in Johnnie Walker Blue Label Xordinaire in Travel Retail.

Market highlights:

- India net sales grew 8%, driven by double-digit growth in other whisky and scotch, supported by price/mix from continued premiumisation and price increases, driven primarily by Prestige and Above business segments. Whisky growth was driven by McDowell's and Royal Challenge, and scotch growth was driven by Black & White and Johnnie Walker Blonde. Black & White was one of the fastest-growing scotch brands in the market and drove recruitment into the category.
- Greater China net sales grew 12%, primarily driven by strong growth in Chinese white spirits, partially offset by a decline in scotch. Despite the challenging macroeconomic conditions, Chinese white spirits delivered strong double-digit growth, lapping a double-digit decline in the prior year and with restocking of inventory in the first half of the fiscal year. While scotch performance was impacted by downtrading to lower-priced segments, focused execution and investment drove an improvement in category share within international spirits.
- Australia net sales declined 8% primarily due to RTDs, attributable to increased competitive activity. This also led to the market losing share in fiscal 24.
- South East Asia net sales declined 8%, reflecting the impact of lapping double-digit growth in the prior year and a double-digit decline in Vietnam, most notably in Johnnie Walker. That was partially offset by the strong performance of The Singleton across most of the market.
- Travel Retail Asia and Middle East net sales grew 10%, primarily driven by Johnnie Walker Blue Label Xordinaire and Don Julio 1942. Tequila delivered strong share growth supported by focused execution with increased portfolio and brand distribution across the market.
- North Asia (Korea and Japan) net sales increased by 3%, however market share declined in the fiscal year, primarily in Korea. Net sales growth was driven by super-premium-plus scotch, led by Johnnie Walker Blue Label, which delivered strong double-digit growth supported by targeted investment, and the launch of Johnnie Walker Blonde in Korea, which supported recruitment into whisky.

Latin America and Caribbean

In Latin America and Caribbean (LAC), we are aiming to increase our market share through focused consumer-centric delivery across core categories including scotch, gin, tequila and vodka. We do this through targeted marketing investment in consumer focused occasions where traditionally non-spirit TBA products have had a strong presence.

Reported net sales by market (%)


Brazil
Mexico
CCA
Andean
South LAC
Other (principally Travel Retail)

Reported net sales by category (%)


Spirits
Beer
Ready to drink
Other

Key financials ($ million): Latin America and Caribbean	2023 re-presented[1]	Exchange	Organic movement	Other [2]	2024	Reported movement %
Net sales	2,159	118	(459)	–	1,839	(15)
Marketing	355	21	(70)	–	306	(14)
Operating profit	783	37	(302)	(17)	502	(36)


BUCHANAN'S
DELUXE
BzRP


JOHNNIE WALKER
BLONDE


Don Julio
TEQUILA
BLANCO


Old Parr
12

Markets and categories:

	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(16)	(16)	(21)	(15)
Brazil	(10)	(10)	(18)	(15)
Mexico	(25)	(25)	(30)	(24)
CCA	(20)	(20)	(25)	(21)
Andean	(18)	(18)	(17)	19
South LAC	(18)	(18)	(9)	(13)
Spirits	(16)	(16)	(23)	(16)
Beer	3	3	29	33
Ready to drink	–	–	(3)	(1)

Key brands[3]:

	Organic volume movement[4] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(12)	(17)	(12)
Buchanan's	(18)	(28)	(15)
Don Julio	(28)	(37)	(30)
Old Parr	(15)	(25)	(14)
Smirnoff	(15)	(15)	(18)
Black & White	(25)	(30)	(22)
Baileys	(20)	(14)	(9)
White Horse	(2)	(11)	(10)

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) Fair value remeasurements. For further details see page 45.
(3) Spirits brands excluding ready to drink and non-alcoholic variants.
(4) Organic equals reported volume movement.

Regional performance:

- Latin America & Caribbean performance was impacted by a reduction of elevated inventory to more appropriate levels for the current consumer environment, which remains challenging.
- Diageo LAC performance was materially weaker driven by fast-changing consumer sentiment in the prior year which resulted in elevated inventory levels and subsequent adjustments by wholesalers and customers in the fiscal year. While the consumer environment remains challenging in Brazil, Central America and Caribbean and South LAC, some stabilisation of consumer demand in the second half of fiscal 24 resulted in share gains. However, a highly competitive environment and consumer downtrading are contributing to a persistently challenging environment in Mexico.
- Reported net sales declined 15%, reflecting weaker organic performance, partially offset by a favourable impact from foreign exchange.
- Organic net sales declined 21%, driven by soft demand for the international premium spirits category across the region, reduction of high levels of inventory to more appropriate levels for current consumer demand and lapping strong double-digit growth.
- Price/mix declined 6pps, reflecting downtrading and increased trade investment to manage inventory towards appropriate levels for the current consumer environment.
- Spirits net sales declined 23%, primarily driven by scotch, particularly Buchanan's, Johnnie Walker Black Label and Johnnie Walker Red Label, as well as a strong double-digit decline in Don Julio in Mexico.
- Organic operating margin declined by 746 bps, primarily driven by negative mix, increased trade investment and lower operating leverage.
- Marketing investment declined 20%, in response to the rapid deterioration in the consumer environment.

Market highlights:

- Brazil net sales declined 18%, primarily due to a double-digit decline in scotch. In the second half of fiscal 24, Brazil gained share of spirits as consumer demand stabilised after a challenging start to the year.
- Mexico net sales declined 30%, primarily driven by strong double-digit declines in tequila, led by Don Julio and scotch, reflecting the double-digit decline in spirits consumer demand throughout the fiscal year. There was downtrading with consumers shifting towards local spirits and the operating environment remained highly competitive, particularly in tequila. Market share declined in fiscal 24, particularly in tequila and scotch.
- Central America and Caribbean (CCA) net sales declined 25%, primarily due to a strong double-digit decline in scotch due to increased competition from local spirits. In the second half of fiscal 24, the market gained share of spirits, supported by focused execution.
- Andean (Colombia and Venezuela) net sales declined 17%, primarily driven by scotch due to weakening consumer demand which resulted in consumers shifting towards local spirits from international spirits.
- South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 9%, driven by scotch. Despite the challenging environment, the market delivered share gains in the second half of the fiscal year.

Africa

In Africa we meet consumers' needs across a broad range of categories and price points. With a long history of leadership in premium beer, we are increasingly focused on bringing consumers into spirits categories. We continually improve our route to market and work with a range of business models: in some territories via wholly owned businesses, in other countries we partner with well established African businesses. Our goal is to be the market leader in international spirits in Sub-Saharan Africa and lead in premium beer in the territories where we participate.

Reported net sales by market (%)


East Africa
Africa Regional Markets
Nigeria
South Africa
Other (principally Travel Retail)

Reported net sales by category (%)


Spirits
Beer
Ready to drink
Other

Key financials ($ million): Africa	2023 re-presented[1]	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Hyperinflation[2]	2024	Reported movement %
Net sales	2,039	(518)	–	–	**235**	**22**	**1,778**	**(13)**
Marketing	235	(53)	(12)	(1)	**35**	**1**	**205**	**(13)**
Operating profit before exceptional items	289	(222)		(11)	**86**	**(11)**	**131**	**(55)**
Exceptional operating items[3]	(55)						**–**	
Operating profit	234						**131**	**(44)**


SMIRNOFF


TUSKER


SERENGETI


UGANDA WARAGI

Markets and categories

	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa[4]	**(6)**	**(2)**	**12**	**(13)**
East Africa	**1**	**1**	**9**	**–**
Africa Regional Markets[4]	**(6)**	**(2)**	**6**	**(26)**
Nigeria	**(18)**	**(18)**	**31**	**(41)**
South Africa	**(17)**	**14**	**(11)**	**32**
Spirits[4]	**(16)**	**(9)**	**(2)**	**(4)**
Beer[4]	**4**	**4**	**19**	**(16)**
Ready to drink[4]	**2**	**8**	**35**	**(24)**

Key brands[5]:

	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Guinness	**(1)**	**16**	**(33)**
Senator	**26**	**29**	**15**
Malta Guinness	**(3)**	**44**	**(22)**
Johnnie Walker	**(19)**	**(11)**	**(19)**
Tusker	**(6)**	**–**	**(7)**
Serengeti	**(1)**	**4**	**(3)**
Smirnoff	**(19)**	**(9)**	**(22)**

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) See pages 167 and 228-230 for details on hyperinflation adjustments.
(3) For further details on exceptional operating items see pages 45 and 172-173.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 227-235.
(5) Spirits brands excluding ready to drink and non-alcoholic variants.
(6) Organic equals reported volume movement, except for Guinness which remained flat.

Regional performance:

- Africa delivered robust organic net sales growth despite ongoing macroeconomic challenges.
- Diageo Africa benefitted from price increases and delivered strong performance in a challenging macroeconomic environment with persistent inflationary markets.
- Reported net sales declined 13%, reflecting an unfavourable impact from foreign exchange, mainly due to a weakening Nigerian naira, partially offset by organic growth.
- Organic net sales grew 12%, with growth across all markets except South Africa. Growth was driven by price increases, partially offset by a 6% volume decline, primarily in spirits.
- Price/mix grew 18pps, mainly due to broad based price increases in beer and spirits across the region.
- Spirits net sales declined 2%, driven by a volume decline of 16%, which was partially offset by price increases across the region. Tequila growth doubled, led by Don Julio, partially offsetting an 11% decline in Johnnie Walker.
- Beer net sales grew 19%, benefitting from price increases across the region and volume growth of 4%. Malta Guinness, Guinness and Senator each delivered double-digit net sales growth.
- Organic operating margin increased by 194bps, as price increases and productivity savings more than offset cost inflation.
- Marketing investment grew 16%, focused on supporting spirits premiumisation, Guinness and tequila penetration.

Market highlights:

- East Africa net sales increased 9%, lapping a softer comparator following price increases. The increase was led by growth in beer, mainly Senator, which also grew share of TBA in the fiscal year. RTDs, rum and scotch also contributed to the improvement.
- Africa Regional Markets net sales grew 6%, led by growth in beer, primarily driven by Malta Guinness and Guinness, supported by price increases. Growth in beer and RTDs was partially offset by a decline in spirits, particularly in Johnnie Walker. Strong price/mix more than offset a volume decline of 6%.
- Nigeria net sales grew 31%, driven by strong price/mix supported by price increases, partially offset by a decline in volume. The market lost share in almost all categories.
- South Africa net sales declined 11%, primarily driven by lower volume of 17%, primarily in Johnnie Walker Black Label and Smirnoff 1818. Spirits category growth was slower than the beer category, and Diageo South Africa lost share in spirits. This was despite growth of the markets' share in the gin and tequila categories, led by Gordon's and Don Julio.

Category and brand review

Key categories

	Organic volume movement[1] %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits[2]	**(5)**	**(4)**	**(2)**	**78**
Scotch	(7)	(10)	(6)	24
Tequila	(4)	(7)	(7)	11
Vodka[3][4]	(9)	(7)	(6)	9
Canadian whisky[5]	(2)	(1)	(1)	6
Rum[4]	(11)	(6)	(2)	5
Liqueurs	(2)	2	3	5
Gin[4]	(10)	(8)	2	5
IMFL whisky[5]	5	10	2	4
Chinese white spirits[5]	32	27	23	3
US whiskey[5]	(3)	3	3	2
Beer	**5**	**14**	**3**	**16**
Ready to drink	**(7)**	**(1)**	**(10)**	**4**

(1) Organic equals reported volume movement except for spirits (7)%, rum (10)%, gin (2)%, IMFL whisky (7)%, US whiskey (2)%, and ready to drink (4)%.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Vodka includes Ketel One Botanical.
(4) Vodka, rum and gin include IMFL variants.
(5) See pages 34-35 for details of Canadian whisky, US whiskey and pages 38-39 for details of IMFL whisky and Chinese white spirits.

Reported volume by category | **Reported net sales by category** | **Reported marketing spend by category**


Scotch
Vodka
US whiskey
Canadian whisky
Rum
IMFL whisky
Liqueurs
Gin
Tequila
Beer
Ready to drink
Other

Key brands[1]:

	Organic volume movement[2] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(5)	(6)	(2)
Guinness	5	15	6
Don Julio	7	3	4
Crown Royal	–	(1)	(1)
Smirnoff	(7)	(3)	(3)
Baileys	(1)	1	2
Casamigos[3]	(15)	(20)	(20)
Captain Morgan	(7)	(5)	(4)
Shui Jing Fang[4]	32	27	23
Scotch malts	(9)	(14)	(14)
McDowell's	(2)	3	1
Buchanan's	(9)	(15)	(7)
Gordon's	(11)	(6)	20
Tanqueray	(11)	(11)	(10)
Ketel One[5]	(5)	(5)	(5)
Bulleit whiskey[6]	6	11	11
Cîroc vodka	(23)	(26)	(26)

	Organic volume movement[2] %	Organic net sales movement %	Reported net sales movement %
Old Parr	(13)	(21)	(12)
Yenì Raki	(4)	19	53
Black & White	(11)	(7)	(4)
JεB	(8)	(10)	(5)
Bundaberg	(3)	(7)	(9)

(1) Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2) Organic equals reported volume movement, except for Guinness 4% and Gordon's 5%.
(3) Casamigos trademark includes both tequila and mezcal.
(4) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5) Ketel One includes Ketel One vodka and Ketel One Botanical.
(6) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Key financials - certain line items

	30 June 2023 Reported Re-presented[1] $ million	Exceptional operating items (c) $ million	Exchange (a) $ million	Acquisitions and disposals (b) $ million	Organic movement[2] $ million	Fair value remeasurement (d) $ million	Reclassification £ million	Hyperinflation[2] $ million	30 June 2024 Reported $ million
Sales	28,270	–	(654)	(381)	168	–	–	488	27,891
Excise duties	(7,715)	–	230	313	(297)	–	–	(153)	(7,622)
Net sales	20,555	–	(424)	(68)	(129)	–	–	335	20,269
Cost of sales	(8,289)	23	388	5	25	(16)	–	(207)	(8,071)
Gross profit	12,266	23	(36)	(63)	(104)	(16)	–	128	12,198
Marketing	(3,663)	–	19	(18)	(7)	–	12	(34)	(3,691)
Other operating items	(3,056)	799	9	38	(193)	2	(12)	(93)	(2,506)
Operating profit	5,547	822	(8)	(43)	(304)	(14)	–	1	6,001
Other line items:									
Non-operating items	364								(70)
Taxation (e)	(1,163)								(1,294)

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) For the definition of organic movement and hyperinflation, see pages 227-235.
(i) Reported figures in the table above have been extracted from the income statement for the years ended 30 June 2023 and 30 June 2024.

(a) Exchange

The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2024 is set out in the table below.

	Gains/ (losses) $ million
Translation impact	(37)
Transaction impact	29
Operating profit before exceptional items	(8)
Net finance charges - translation impact	22
Net finance charges - transaction impact	(24)
Net finance charges[1]	(2)
Associates - translation impact	15
Profit before exceptional items and taxation	5

(1) For more information about Finance income and charges please see page 175.

	Year ended 30 June 2024	Year ended 30 June 2023
Exchange rates		
Translation $1 =	£0.80	£0.83
Transaction $1 =	£0.82	£0.77
Translation $1 =	€0.93	€0.96

(b) Acquisitions and disposals

The acquisitions and disposals movement in the year ended 30 June 2024 was primarily attributable to the acquisition of Don Papa Rum and to the disposal of Windsor Global Co., Ltd. and Guinness Cameroun S.A.

See pages 180-183 for further details.

(c) Exceptional items

In the year ended 30 June 2024, exceptional operating items were a gain of $56 million (2023 - a loss of $766 million), mainly due to the reversal of the Shui Jing Fang brand impairment (a gain of $379 million) partially offset by an impairment charge in respect of the Chase brand and goodwill and tangible fixed assets (a charge of $101 million), an impairment charge in respect of certain brands in the US ready to drink portfolio (a charge of $54 million), various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million). In the year ended 30 June 2023, exceptional operating items were a loss of $766 million, mainly due to charges related to brand impairment ($613 million) and the supply chain agility programme ($121 million).

In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million (2023 - a gain of $364 million), mainly driven by the loss on the sale of the Windsor business in Korea ($58 million). In the year ended 30 June 2023, exceptional non-operating items were a gain of $364 million, mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. ($343 million).

See pages 172-173 for further details.

(d) Fair value remeasurement

The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of $16 million loss for the year ended 30 June 2024 (2023 - $nil). The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions of $155 million gain for the year ended 30 June 2024 (2023 - $153 million gain).

(e) Taxation

The reported tax rate for the year ended 30 June 2024 was 23.7% compared with 20.6% for the year ended 30 June 2023.

Included in the tax charge of $1,294 million in the year ended 30 June 2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by a tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready to drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.

Included in the tax charge of $1,163 million in the year ended 30 June 2023 is a net exceptional tax credit of $226 million, including an exceptional tax credit of $154 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of $27 million in respect of the supply chain agility programme, partly offset by a tax charge of $52 million in respect of the sale of Guinness Cameroun S.A. The tax rate before exceptional items for the year ended 30 June 2024 was 23.2% compared with 23.0% for the year ended 30 June 2023.

We expect the tax rate before exceptional items for the year ending 30 June 2025 to be in the region of 24%.

(f) Dividend

The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2024, to be put to the shareholders for approval at the Annual General Meeting is 62.98 cents, an increase of 5% on the prior year final dividend. This would bring the recommended full year dividend to 103.48 cents per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2025, to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 30 August 2024. The ex-dividend date will be 29 August 2024 for holders of ordinary shares, and 30 August 2024 for US ADR holders. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollar by 20 September 2024. The dividend per share in pence to be paid to ordinary shareholders will be announced on 3 October 2024 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for Sterling currency, entered into during the three days preceding the announcement. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 17 October 2024. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 20 September 2024.

(g) Return of capital

Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital (announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.

In the year ended 30 June 2024, the company purchased 27.4 million ordinary shares (2023 – 37.8 million) at a cost of $987 million, including transaction costs (2023 – $1,673 million including transaction costs of $16 million). All shares purchased under the share buyback programme were cancelled.

Movement in net borrowings and equity

Movements in net borrowings

	2024 $ million	2023 re-presented[1] $ million
Net borrowings at the beginning of the year	**(19,582)**	(17,107)
Free cash flow (2)	**2,609**	2,235
Movements in loans and other investments	**(47)**	(68)
Acquisitions (3)	**(6)**	(404)
Investment in associates (3)	**(133)**	(112)
Sale of businesses and brands (4)	**87**	559
Share buyback programme (5)	**(987)**	(1,673)
Net sale of own shares for share schemes (6)	**21**	36
Purchase of treasury shares in respect of subsidiaries	**(10)**	–
Dividend paid to non-controlling interests	**(117)**	(117)
Net movements in bonds (7)	**558**	887
Purchase of shares of non-controlling interests (8)	**(223)**	(178)
Net movements in other borrowings (9)	**(106)**	69
Equity dividend paid	**(2,242)**	(2,065)
Net decrease in cash and cash equivalents	**(596)**	(831)
Net increase in bonds and other borrowings	**(453)**	(958)
Exchange differences (10)	**(199)**	(646)
Other non-cash items	**(187)**	(40)
Net borrowings at the end of the year	**(21,017)**	(19,582)

(1) See pages 166-167 for an explanation under Accounting information and policies.

(2) See page 232 for the analysis of free cash flow.

(3) In the year ended 30 June 2024, Diageo paid $6 million in respect of prior year acquisitions (2023 – $31 million). In the year ended 30 June 2023, acquisitions also included upfront payments of €246 million ($261 million) for Kanlaon Limited and Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million for Balcones Distilling.

In the years ended 30 June 2024 and 2023, investment in associates included additional investments in a number of Distill Ventures associates.

(4) In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of Windsor Global Co., Ltd. In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of $438 million and the disposal of the Popular brands of Diageo's USL business, for a cash consideration, net of disposal costs, of $92 million.

(5) See point (g) above for details of Diageo's return of capital programmes.

(6) Net sale of own shares comprised receipts from employees on the exercise of share options of $38 million (2023 – $63 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of $17 million (2023 – $27 million).

(7) In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026 and repaid bonds of $500 million and €600 million ($632 million) and €500 million ($535 million). In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee) consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and $1,350 million.

(8) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(9) In the year ended 30 June 2024, the net movements in other borrowings principally arose from the $229 million increase in commercial paper offset by cash outflows of foreign currency swaps and forwards of $124 million and $104 million repayment of lease liabilities. In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities.

(10) In the year ended 30 June 2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents partially offset by favourable movements on foreign currency swaps and forwards. In the year ended 30 June 2023, exchange losses arising on net borrowings of $646 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards.

Movements in equity

	2024 $ million	2023 re-presented(1) $ million
Equity at the beginning of the year	**11,709**	11,511
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (2)	**51**	–
Adjusted equity at the beginning of the year	**11,760**	11,511
Profit for the year	**4,166**	4,479
Exchange adjustments (3)	**(645)**	(358)
Remeasurement of post-employment benefit plans net of taxation	**(61)**	(562)
Purchase of shares of non-controlling interests (4)	**(223)**	(178)
Hyperinflation adjustments net of taxation (2)	**365**	180
Associates' transactions with non-controlling interests	**–**	(8)
Dividend declared to non-controlling interests	**(121)**	(117)
Equity dividend declared	**(2,243)**	(2,071)
Share buyback programme (5)	**(997)**	(1,543)
Other reserve movements	**69**	376
Equity at the end of the year	**12,070**	11,709

(1) See pages 166-167 for an explanation under Accounting information and policies.

(2) See pages 167 and 228-230 for details on hyperinflation adjustments.

(3) Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro. Exchange movements in the year ended 30 June 2023 primarily arose from exchange losses driven by sterling, the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in the euro, the Mexican peso, and foreign exchange on borrowings designated into net investment hedge before the functional currency change.

(4) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(5) See page 46 for details of Diageo's return of capital programmes.

Post-employment benefit plans

The net surplus of the group's post-employment benefit plans decreased by $22 million from $739 million at 30 June 2023 to $717 million at 30 June 2024. The decrease in net surplus was predominantly attributable to the adverse change in the market value of assets held by the post-employment benefit plans in the UK that was partially offset by the favourable change in the inflation rate in the United Kingdom (from 2.7% to 2.6%).

Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2025 are estimated to be approximately $55 million.

'Spirit of Progress'

Putting positive societal impact at the heart of our business strategy

We are a successful global business, building and nurturing some of the world's most recognised brands. A fundamental part of our success is taking focused action at scale to make our business sustainable and resilient for today and for future generations.






THIS IS A ZERO
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Responding to the issues that matter

'Spirit of Progress' is Diageo's environmental, social and governance (ESG) action plan designed to address the most material issues facing our company, brands, people, suppliers and communities. Its ambitions are embedded in our business strategy and it aims to make a positive impact on people and the planet everywhere we live, work, source and sell.

At the heart of 'Spirit of Progress' framework are three priorities:

- ***Promote* positive drinking** – changing the way the world drinks for the better, through promoting moderation and addressing the harmful use of alcohol.
- ***Champion* inclusion and diversity** – creating an environment where everyone contributes to a better business.
- ***Pioneer* grain-to-glass sustainability** – preserving the natural resources we all depend on.

At the launch in 2020, we set out a series of ambitious priority targets that aimed to deliver progress against our most material ESG issues.[1] We are proud to have already met several targets well ahead of schedule, including two, supporting the promotion of positive drinking.

However, ESG strategy and reporting is a fast-moving area, and we regularly assess our strategy in the context of successes and challenges, changes in the reporting landscape and feedback from our stakeholders. All companies are dealing with uncertainty in meeting ESG-related ambitions, and we are no different. We focus on external factors we can influence, however there remain many external factors which we can't control. As a result, our roadmaps to delivery on our targets remain subject to uncertainty across most areas. We also regularly apply our learnings from successes and challenges to update our roadmaps.

Therefore, in fiscal 24, we have reconsidered the underlying targets in our three priority areas. Our objective has been to direct our resources towards those areas where our learnings and engagements with stakeholders tell us we have the best opportunity to mitigate the highest risks and deliver the highest impact. Our review has also considered preliminary results of a refreshed double materiality assessment ahead of our alignment with the requirements of the European Union's Corporate Sustainability Reporting Directive (CSRD).

This section of the Annual Report sets out our progress against our 12 priority performance targets which cover the areas most material to our business. We believe the selected performance targets also address our highest risks and as a result, we will be directing a higher proportion of our resources to these priorities to accelerate action, maintain momentum and refocus our efforts. The remaining targets will continue to be part of 'Spirit of Progress' and further details of actions taken can be found in our ESG Reporting Index and on our website. We have also included context on target changes in our Reporting boundaries and methodologies, starting from page 238-257.

Promote positive drinking

Around the world, we reach and engage audiences with messages that aim to change attitudes, whether it's highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.

We are proud to have met our 2030 targets for DRINKiQ and brand-led moderation campaigns in fiscal 22 and 23 respectively. They remain important tools in our work to promote positive drinking and are embedded into our operations.

'Spirit of Progress' framework


See page 48
SPIRIT OF PROGRESS
See page 51
PROMOTE POSITIVE DRINKING
See page 59
CHAMPION INCLUSION AND DIVERSITY
See page 67
PIONEER GRAIN TO GLASS SUSTAINABILITY
See page 53
DOING BUSINESS THE RIGHT WAY
Business integrity
Standing up for human rights
Our people and culture
Health and safety
See page 67
PRESERVE WATER FOR LIFE
See page 69
ACCELERATE TO A LOW CARBON WORLD

(1) For the materiality matrix please refer to our ESG Reporting Index.

Our educational programmes, designed to change attitudes to the risks of alcohol misuse, are targeted at areas we believe we can have the biggest reach and impact, particularly in the context of each geography where we sell our products.

As a result, we will be increasing our focus on SMASHED, an award-winning programme providing education on the dangers of underage drinking, and on raising awareness of the dangers of drink driving through educational programmes and other partnerships. Our reporting will reflect an increased emphasis on these programmes, while also providing qualitative information on our wider approach to promoting positive drinking.

Champion inclusion and diversity

Championing inclusion and diversity is at the heart of what we do. Our experience and belief is that gender and ethnic diversity in our leadership population helps drive better and more sustainable performance. We also believe that providing hospitality and business skills through Learning for Life to under-represented groups helps support both our communities and an industry that is a crucial partner for Diageo. Therefore, we will continue to maintain a strong focus on these areas and report on our progress in our Annual Report.

We will also continue to track our spend with diverse suppliers; please refer to our ESG Reporting Index for more information.

Our other inclusion and diversity ambitions remain important to our holistic value chain strategy; our qualitative reporting on our work with women in our community beneficiary programmes, progressive marketing portrayal and Diageo Bar Academy is included on page 60.

Pioneering grain-to-glass sustainability

Our business depends on natural resources, and we are directly affected by changes in climate and the related challenges of water- stress and nature loss. Our refined action plan focuses on two key areas: water and greenhouse gas emissions.

Water is our most important natural resource and water-stress is a growing challenge in many countries. We will be accelerating our efforts to maximise our stewardship of this precious resource, prioritising water efficiency in own operations around the world, replenishment in water-stressed communities and collective action to improve water accessibility, availability and quality as priority performance targets.

We are proud to have met our commitment to investment in access to clean water, sanitation and hygiene (WASH) in fiscal 23 and will continue to partner with communities to ensure the same level of impact is delivered, providing clear examples each year.

Greenhouse gas emissions contribute to climate change, and we must do our part to reduce them. We will continue to focus on reducing greenhouse gas emissions in our direct operations around the world, investing in energy efficiency and switching to renewable energy. We will continue to work with our suppliers to decarbonise, but as described on pages 69-71, we will be refocusing our supply chain efforts on areas where we exert the most control and those categories of emissions which are most material to our footprint. Our Scope 1, 2 and 3 greenhouse gas emission reduction goals will remain as priority performance targets.

Our efforts to reduce emissions are supported by key packaging targets, including reducing packaging weight and increasing recycled content, for which we will continue to provide quantitative data. We also believe strongly that our regenerative agricultural programmes will reduce emissions, address water-stress and nature loss over the longer term.

Other supporting targets relating to our efforts to reduce greenhouse gas emissions, including renewable energy, our work with smallholder farmers, and other packaging and waste targets, will continue to be tracked and reported in our ESG Reporting Index.

Maintaining and measuring culture

Our culture is defined by our people, who are dedicated to driving sustainable growth by doing business the right way, every day, everywhere. To enable this, we focus on embedding our culture in all aspects of our business, keeping people safe, protecting human rights and living our values through our Code of Business Conduct. We report on each of these topics in turn in this section (see page 55-58).

Governance

Both the Board and the Executive Committee oversee 'Spirit of Progress'. As Chief Executive, Debra Crew, is ultimately accountable for the overall performance of Diageo's ESG action plan, and its targets. Each target has a member of the Executive Committee accountable for delivery and progress is reviewed regularly by the Executive Committee and the Board. The Board reviews our most material ESG issues, our strategy to address those issues and our targets used to measure our strategy in action. The review of our performance targets undertaken in fiscal 24 was led by members of the Executive Committee and approved by the Board.

Linking performance to remuneration

Our review of 'Spirit of Progress' did not change our view on five of our ambitions which are considered key performance indicators. The targets in our long-term incentive plans include:

- Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme.
- Inclusion and diversity – percentage of female leaders globally.
- Inclusion and diversity – percentage of ethnically diverse leaders globally.
- Improvement in water efficiency, measured by our water efficiency index.
- Reduction in greenhouse gas emissions in our direct operations (Scope 1 and 2).

These represent all three strategic priorities of our 'Spirit of Progress' action plan, and reflect our vision to mitigate risks, act on opportunities and make a positive impact on people and the planet.

New regulatory frameworks

By 2026, we expect to report under the International Sustainability Standards Board (ISSB) and CSRD. We are undertaking a double materiality assessment, the results of which will be reported on in fiscal 25. Our preliminary view is that our materiality assessment supports our performance target review and simplification.

We continue to report aligned to the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Given the interconnectivity of climate and nature, we have incorporated some of the Taskforce for Nature-related Financial Disclosures (TNFD) into our TCFD reporting, with an aim to be fully aligned with TNFD in the medium-term.

In the United States, California has recently enacted the Voluntary Carbon Market Disclosures Act, California Assembly Bill No. 1305 (AB-1305) requiring companies operating in California to make certain disclosures regarding carbon neutrality and carbon emissions reduction claims, and voluntary carbon offsets. We provide disclosures pursuant to AB-1305 in this section of the Annual Report, our Net Zero Carbon Strategy on our website and our responses to CDP (formerly known as the Carbon Disclosure Project) climate change questionnaire, available through CDP's website.

Reporting transparently

We define our performance measures carefully, along with clear reporting boundaries and methodologies for each. For more details, see pages 238-257.

Promote positive drinking

We want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education programmes to discourage the harmful use of alcohol.

We want to change the way the world drinks – for the better. Our brands have been part of people's celebrations for generations; we make them with pride and they are made to be enjoyed responsibly.

We embrace our responsibility to proactively promote positive drinking. Therefore, in 2020, as part of the 'Spirit of Progress' strategy, we unveiled our Positive Drinking approach with four pillars to deliver impact and change:

- Tackling harmful drinking through education.
- Promoting moderation via our brand marketing.
- Tackling underage drinking.
- Changing attitudes to drink driving.

We continuously evaluate our strategies, considering both opportunities and learnings. After incorporating feedback from our stakeholders, the decision was taken that in fiscal 24 we would continue to scale our education programmes to address underage drinking and drink driving.

Having hit our targets for DRINKiQ, our interactive online education platform and moderation messaging in our brand strategy, we embedded these crucial programmes into the rhythm of our daily business, with examples on page 52.

Protecting young people

We believe it is never acceptable for anyone underage to consume alcohol. That is why we have run campaigns and education programmes to combat underage drinking for many years.

SMASHED is a programme that educates young people aged 10-17 in 38 countries on the dangers of underage drinking. It was developed by Collingwood Learning, and we have been proud to sponsor it since 2018.

SMASHED began in 2005 as a live theatre production and has since been enhanced to enable online learning as well as live performances. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.

Tackling underage drinking through SMASHED

Target by 2030
Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking

Number of people educated on the dangers of underage drinking through a Diageo-supported education programme in fiscal 24

2.2m


10m

2030 Target	10m
2023 progress to date	3.7m
2024 progress to date	5.9m

In fiscal 24 approximately 2.2m people have taken part in a live session or an online SMASHED programme. This includes a projected 1.8m$^{\Delta}$ people who have confirmed changed attitudes to the dangers of underage drinking based on our sampling of participant surveys.

We have educated approximately 6 million people since our baseline year of 2018.

This year, our progress toward achieving our global SMASHED target has notably accelerated. From hosting regional partner summits in Latin America and Caribbean, reaching young people during school holidays in Africa to maximising online digital profiling of ideal partner schools in South East Asia, our approach to rolling out SMASHED in fiscal 24 has been innovative and collaborative.

Driving responsibly

We've long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities. In 2021, we launched the Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR), aimed at raising awareness about the consequences of drink driving on individuals and communities. WSOTR is available in digital and classroom formats and is now live in 24 countries.

Changing attitudes to drink driving

Target by 2030
Extend our UNITAR partnership and promote changes in attitudes to drink driving, reaching five million people

Number of people educated about the dangers of drink driving in fiscal 24

1.0m


5m

2030 Target	5m
2023 progress to date	1.2m
2024 progress to date	2.2m

In fiscal 24, we reached 1m people through WSOTR and other drink driving programmes. To date, we have reached 2.2m people since fiscal 20.

This fiscal, we worked to accelerate the development and roll out of partnerships between our in-market teams and local governments as well as other key local stakeholders.

For example, in India, we continued to partner with Regional Transport Offices in eight states to embed WSOTR into the driving licence application process. We also ran a Greater Chennai traffic police anti-drink drive campaign. The WSOTR team organised an awareness drive with the Greater Chennai Police to educate people on the dangers of drink driving. Over 2,500 individuals were educated at 20 different locations through this initiative.

In South Africa we launched the WSOTR 'WhatsApp' campaign with the Department of Gauteng Roads and Transport. The objective was to empower Gauteng's youth with subsidised fees for learners licences, and through drivers' programmes promoting responsible drinking and creating safer roads. This campaign delivered approximately 50,000 completions of WSOTR.

Δ Within PricewaterhouseCoopers LLP's (PwC's) independent limited assurance scope – see pages 258-261 of this Annual Report. For Reporting boundaries and methodologies, see pages 238-257.

We also look to develop partnerships with organisations that we believe will help deliver our mutual ambitions. Therefore, in February we partnered with Mothers Against Drunk Driving (MADD) in the United States, an organisation dedicated to the eradication of drink driving. With our combined expertise and resources, together we will focus on education, awareness, and prevention campaigns. As part of this partnership, MADD joined Diageo's Multicultural Consortium for Responsible Drinking to help address the harmful use of alcohol in the Black, Latino and Native American communities. Diageo also became an inaugural member of the MADD Network. Together we will continue to build on our learnings and accelerate our progress going forward.

DRINKiQ

For DRINKiQ, we have seen further momentum in fiscal 24 through the development of creative campaigns that have weaved together the global ambitions around DRINKiQ and moderation. For example, in March 2024, SUHO, a renowned K-pop star who leads the group EXO fronted a Diageo campaign 'Enjoy the Flow, Savour Every Moment'- to promote moderation and responsible drinking. The digital campaign also led visitors in the APAC region to the DRINKiQ site. Within a week of the launch more than five million people viewed the campaign.

Make moderation aspirational

Moderation encompasses a broad range of different consumer behaviours and choices, such as choosing not to drink on certain occasions, or substituting a favourite drink with a non-alcoholic version. We aim to enable and reinforce the breadth of choices that consumers have to moderate. As well as delivering choice to consumers, we know through our insights work that making moderation feel aspirational and therefore a 'popular choice' is critical in driving positive drinking attitudes and behaviours.

In fiscal 24, we have successfully driven aspiration with a variety of campaigns, some led by a key brand, others leveraging a number of brands across our portfolio. Highlights include:

1. In October we launched Captain Morgan Spiced Gold 0.0%, the brand's first alcohol-free offering, supported in Great Britain and Germany by the highly engaging 'Why You Whying' advertising campaign. The campaign reached over 19 million people in Great Britain and 14 million in Germany, with 82% of consumers in Great Britain and 90% of consumers in Germany agreeing that the campaign 'makes drinking moderately feel like a popular choice'.
2. In December we launched the 'Magic of Moderation' campaign in Great Britain featuring Guinness, Johnnie Walker, Tanqueray 0.0% and Seedlip. The campaign promotes moderate ways of drinking to allow people to make the most of their socialising occasions. The campaign reached five million people in Great Britain, with 85% of consumers agreeing that it 'makes drinking moderately feel like a popular choice'.

In addition to our brand moderation campaigns, our non-alcoholic brands also support our positive drinking ambition. We know that our 0.0 brands have a strong role to play in giving consumers choice and that communications for these brands can promote positive moderation behaviours and attitudes. For example, in fiscal 24, Guinness 0.0 has tapped into the moderation mindset to become the fastest growing alcohol-free beer in Great Britain and Ireland. The brand will be the official global responsible drinking partner of the English Premier League, providing further opportunities to support our positive drinking agenda.

Marketing in a responsible way

The Diageo Marketing Code (DMC) not only sets minimum standards for responsible marketing, it also represents a cornerstone of our corporate culture and the way we do business. The DMC includes, among other principles, our commitment to making sure we depict and encourage only responsible and moderate drinking, and never target underage audiences. We are proud to have a proven track record of compliance, which is underpinned by mature business processes, and appropriate checks and balances in every market we operate in.

In support of our commitment to responsible marketing, this year we have rolled out several tools to help our marketers uphold our standard more easily:

- A refreshed Digital Marketing Standard, with clearer requirements on social media governance, targeting adults in digital media and consumer data compliance, amongst other topics.
- An updated Influencer Marketing Standard, with enhanced requirements for selection of influencers, DMC briefing, approvals and required disclosures.
- A self-certification e-learning module, for all Diageo and agency staff to ensure understanding of the DMC.
- A test of an AI-based assistant to support human DMC reviews and approvals of marketing materials, making the process faster without compromising accuracy and control.

This year, the International Alliance for Responsible Drinking (IARD) reassessed our compliance with their Digital Guiding Principles. These principles set out five measures that should be in place for all online alcohol marketing communications. We are pleased to report that, after having 155 items from 14 markets measured by an independent third party, our score was 100% full compliance rate. This achievement showcases how we leverage technology to uphold our responsible marketing practices, combining automated monitoring with robust social media governance.

Finally, across some of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. No complaints about Diageo marketing were upheld by key industry bodies this fiscal year (see below) for any of the following markets: United Kingdom, Australia and Ireland.

One complaint was upheld in November 2023 against Casamigos, by the Distilled Spirits Council of the United States (DISCUS), about an ad depicting motorcycle riding without a helmet and a product placement in a music video, which depicted some scenes of irresponsible consumption.

In response, Diageo agreed to not produce new Casamigos advertising content depicting motorcycle riding without helmets and removed all references to the music video from the brand's channels.

Complaints upheld by key industry bodies that report publicly:

Incidents of non-compliance concerning marketing communications – fiscal 24[1]

Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	2	1
Australia	ABAC Scheme	33	0
United Kingdom	Advertising Standards Authority	0	0
	Portman Group	18	0
Republic of Ireland	Advertising Standards Authority for Ireland	3	0

(1) From 1 July 2023 to 5 May 2024.

Doing business the *right way*

We want to do business in the right way every day, everywhere. We expect all stakeholders, including our people and suppliers, to demonstrate integrity, live our values, and behave in an ethical way as set out in our Code of Business Conduct.

Business Integrity

Working with integrity is fundamental to our identity and organisational strategy. We make sure our people and suppliers demonstrate integrity, live our values and behave in an ethical way that underpins our Code of Business Conduct (Code). Each of us has a responsibility for doing business the right way. By valuing not only what we do, but how we conduct business, we generate success worth celebrating.

'Diageo's Business Integrity agenda is embedded in every part of their business'

In September we were delighted to be named one of the winners of the 2023 NAVEX Customer Excellence Awards in the Governance, Risk and Compliance ('GRC') Programme of the Year category.

Annually, NAVEX (the external provider of our Breach Management database, EthicsPoint) honours organisations that demonstrate the most innovative, impactful and successful risk and compliance programmes in practice today. The judges said: 'Diageo's Business Integrity agenda is embedded in every part of their business... [It] knows that performance can only be sustained if everyone is doing the right thing, every day, everywhere'.

Code of Business Conduct

Our Code sets out the basis for how we work and conduct business. It lists key principles which guide our day-to-day operations, decisions and interactions with colleagues and other stakeholders. Our Code forms what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour.

Each year, all eligible employees complete mandatory training on the Code, and at the end of the training certify that they have read, understood and complied with the Code and our global policies. Training is via an interactive e-learning module accessible through any device or classroom training for those who do not have regular computer access. This year, 97% of eligible employees completed the training (fiscal 23: 97%).

In fiscal 24, we came together to celebrate our first ever Global Spirit of Integrity Day. The day covered key topics from our Code including data privacy, cyber risk and dignity at work, as well as our controls transformation and risk management programme. Attended live by many of our employees, a number of our markets further enhanced the themes of the day by running complimentary sessions after the event. We expect to continue running similar programmes in the future.

Training our leaders

Treating each other with dignity and respect is an important part of doing business the right way. Our Dignity at Work training programme relaunched in fiscal 24, supported leaders with the right tools and behavioural guides to lead with integrity. The programme was also extended to new senior leaders joining the business in the year, and was included in a new managing director onboarding playbook.

Encouraging people to speak up

We encourage everyone to report potential breaches of our Code, policies or standards through our global confidential grievance and whistleblowing service, SpeakUp. The service, which is available through various channels (email, telephone and internet) in 19 languages, is monitored by the Global Business Integrity team to ensure that all allegations are handled appropriately, confidentially and fairly.

In fiscal 24, we launched a new campaign, 'I Spoke Up, Ask Me Anything', which addressed and enhanced awareness of the anonymous nature of SpeakUp reporting. See further details on SpeakUp cases raised in the year and the resulting actions taken in the Audit Committee Report (page 111-117).

Managing third-party risks

Business integrity is also vital to our relationships with third parties. Our Know Your Business Partner (KYBP) programme helps us screen for potential risks before we start a contractual relationship. In fiscal 24, improvements were made to our Breach Management process including leveraging data analytics to better assess our third-party risk.



Celebrating Global Spirit of Integrity Day

Standing up for human rights

At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We remain committed to acting with integrity in our roles, to ensure we are doing business in the right way, meeting external expectations and our own standards. We act in line with the UN Guiding Principles on Business and Human Rights (UNGPs) and are committed to embedding respect for human rights into everyone's working day, in every country throughout our business and value chain. Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, our value chain and communities.

Our human rights governance

Our Code of Business Conduct and Global Human Rights Policy are an integral part of ensuring that Diageo's culture is aligned with our purpose and values. Our Code is approved by our Board of Directors and our Global Human Rights Policy is approved by our Chief Executive Officer. Our human rights strategy is reviewed on a periodic basis by the Audit Committee of the Board of Directors and by the Executive's Audit and Risk Committee (ARC) as part of our principal risk on business ethics and integrity (see page 77-85). Responsibility for delivery is shared between the members of Diageo's Executive Committee that are responsible for the human rights of our employees, suppliers and communities. A number of our Executives, senior business leaders and functional specialists lead the agenda via our Human Rights Steering Group (group and market level) and assess risks, emerging issues, compliance and remediation within our enterprise risk management processes.

Staying ahead of emerging legal requirements and increasing stakeholder expectations

We continue to monitor new regulations, including the EU's Corporate Sustainability Due Diligence Directive, and in fiscal 24, took preparatory steps in anticipation of this regulation.

We have refreshed our list of salient risks, vulnerable groups, high risk markets and high risk commodities in our supply chain. We have implemented new risk assessment tools for our direct operations and supply chain that allow us to better detect and mitigate risk before an incident occurs. We are in the process of expanding our human rights due diligence further along our value chain – incorporating new businesses, brand promoters, third-party operations, suppliers', stakeholders and our customers. When material potential risks are identified, we look to put in place corrective action plans to mitigate the risk.

Focusing on salient human rights risks

In fiscal 24 we refreshed our assessment of salient risks that are most relevant to our business as specified in the Declaration on Fundamental Principles and Rights at Work and the UNGPs. We looked at human rights benchmarks for our industry, priority commodities in our supply chain and the increasing interdependence between human rights and climate impacts.

The assessment identified the following salient risks: health and safety, wages and benefits, working time, harassment and bullying, discrimination, freedom of association and collective bargaining, child labour, forced labour, water sanitation and hygiene and land rights. Whilst we conduct ongoing due diligence in all areas, we have prioritised health and safety, wages and benefits, working time, harassment and bullying and discrimination based on severity, likelihood, attribution, leverage and breach data.

Prioritising vulnerable groups

We recognise that some groups of people are more vulnerable to human rights breaches and pay particular attention to these groups within our risk assessments. Determined by human rights frameworks, our value chain, and human rights impact assessments, our vulnerable groups are women, ethnic minorities, persons with disabilities, the LGBTQIA+ community, indigenous peoples, migrant workers and contract/temporary workers and children.

Assessing risk in our direct operations

We use a variety of risk assessment tools in our direct operations. This includes self-assessment questionnaires for all direct operations, third-party human rights assessments for high risk direct operations and deep dive assessments for groups that we consider more vulnerable to risk. Where assessments identify material human rights concerns or suggest our approach can be strengthened to better identify and prevent risk, we strive to put in place robust action plans to resolve matters, working with external experts when appropriate.

Assessing risk and compliance in our supply chain

Within our Sustainable Procurement team, a dedicated Responsible Sourcing team is in place to lead the management and implementation of our human rights approach beyond our own operations. Our Responsible Sourcing programme follows a risk-based approach to assessing adherence to our Partnering with Suppliers standard. Suppliers are risk-assessed against the following three criteria: location of supplier site(s), category of product or service and amount of spend. Suppliers who are assessed as high risk are required to undertake an independent third-party Sedex Members Ethical Trade Audit (SMETA) or an equivalent four-pillar ethical audit.

We have also mapped our salient risks within our full supply chain allowing us to prioritise our actions and drive positive social impact where it is needed most. Part of this assessment includes identifying the scale, scope, remediability and likelihood of our salient risks through different parts of our supply chain. These findings are helping us to focus our interventions on specific human rights issues within each supply chain for greater impact. For more information, please refer to our ESG Reporting Index and our Modern Slavery Statement.

Taking action to mitigate risk

Where we identify risk, we take action to mitigate the risk to our business and our people. For example:

- Contract labour review, recognising contract workers as a more vulnerable group than direct employees. This reviewed the effectiveness of our governance processes as well as conducting interviews with contract workers to share their views. Based on the findings and recommendations, we will strengthen our processes to improve our governance over contract labour.
- Global Dignity at Work Policy which tackles harassment and bullying in the workplace, and our Domestic and Family Abuse guidelines supporting employees, their friends and family who may be experiencing harassment and bullying outside the workplace.
- Global Brand Promoter standard and training which establishes principles and guidelines to protect brand promoters from the risk of sexual harassment.
- Child labour prevention programme for smallholder farmers, where we have trained key functions and business partners in Africa to prevent child labour. We also deliver training direct to our smallholder farmers.
- Partnership with external parties to assess and address the health impacts of heat stress in sugarcane farming for our rum supply through improved access to shade, drinking water, personal protective equipment and rest schedules.
- Regular training for teams and suppliers so they can effectively manage human rights risks.

Providing access to grievance mechanisms

We provide a global grievance and whistleblowing mechanism to our employees, business partners and communities, called 'SpeakUp'. For more information, see Business Integrity (previous page).

Engaging our stakeholders

We recognise the importance of listening to and consulting stakeholders on issues that affect them. We do this on an ongoing basis through different mechanisms including worker interviews, reviewing grievance data and holding community dialogues.

Assessing the effectiveness of our approach

We measure the effectiveness of our human rights governance through our internal assurance framework and third-party human rights assessments, in addition to monitoring allegation and breach trends and root causes. We continue to enhance our risk mitigation plans based on lessons learned. For example, we took our brand promoter training online to increase accessibility.

This focus on due diligence and disclosure is crucial to us doing business the right way. It enables us to have transparency in our engagements with employees and all stakeholders. We will continue to focus on this important area, embedding respect for human rights into everyone's working day, in every country and throughout our value chain.

Our people and culture: *The key to winning*

Our talented and diverse workforce, together with our people's passion for our brands and unique culture continues to be a competitive advantage for our business, enabling our people to perform at their best.

Highly engaged, talented and diverse workforce

At Diageo, we are proud to have strong employee engagement levels across our business. Despite challenging economic circumstances our people continue to express pride and passion for our consumers, business and brands. In our most recent Your Voice survey, a high proportion of our people (89%) are proud to work for Diageo, significantly exceeding the external benchmark[1] by 10 percentage points. Our overall engagement score also remains strong at 81%, which although being 3 percentage points lower than last year, is 5 percentage points higher than the external benchmark. This impressive engagement index puts us in an advantaged position as an employer of choice and enables us to attract and retain the best and most diverse talent.

Leadership and inclusive culture continue to be important drivers of employee engagement. We have built a workforce with the right blend of diversity and expertise in our leadership and line manager population. We continue to upskill our managers' coaching capabilities, equipping them with the skills needed to inspire and develop their teams, through our line manager development programme. In our recent Your Voice survey, 81% of our people believe that their line managers encourage and value different perspectives and styles.

Career and talent management is crucial to sustaining high employee engagement levels and future-proofing our business performance. Our 'Craft my Career' initiative provides the platform for our people to have meaningful discussions on how they can grow and develop at Diageo. We also prioritise developing key talent for future roles through our global mobility and talent development programmes. In fiscal 24, 71% of our leadership appointments were internal talent and more than 5,500 people globally succeeded to make career moves which translates to an average of at least 15 people every day. We remained committed to enhancing digital, data and analytics capabilities, which are vital for our present and future growth. The Digital Talent Incubator programme was launched to further develop our digital capabilities and build a sustainable talent pipeline for digital roles. Additionally, through our collaboration with an external partner specialising in digital capability building we successfully upskilled more than 3,000 employees in digital competencies, reaffirming our commitment to staying at the forefront of digital innovation.


'Dial-up' Behaviours To Win With Speed & Agility
Be Externally Curious
Collaborate Efficiently
Experiment And Learn
Act Decisively

Dial-up behaviours in action

Embedding a culture of speed and agility

We believe that a culture of speed and agility is important in the current operating environment, marked by increased volatilities and challenging macroeconomics. Our ability to respond faster to rapid changes in our internal and external environment will enable us to deliver consistent performance and maintain our competitive edge. Therefore, we embarked on a culture transformation journey in fiscal 24 to further embed speed and agility across our business. We have an advantaged and distinct culture in Diageo – that is characterised by the passion our people have for the business, a strong sense of ownership, purpose driven approach, a collaborative spirit, an inclusive mindset and a commitment to doing business the right way. We have continuously evolved our culture in Diageo over past 26 years, preserving our culturally distinctive strengths that continue to enhance performance, whilst accelerating the key shifts that will be critical to the next phase of Diageo's growth ambition. As part of the culture transformation programme, we have designed four 'dial-up' behaviours which represent the key cultural pivots we want to make. These behaviours have been purposefully chosen based on feedback from internal and external stakeholders including our employees. We have also refreshed our values to ensure proper alignment with our cultural aspirations. Our refreshed values are: passionate about consumers and customers, value each other, be better, proud of what we do. Our four 'dial-up behaviours' are externally curious, collaborating efficiently, experimenting, and learning and acting decisively.

Over the last nine months, we have immersed people in the culture change journey and equipped our employees to practise the new 'dial-up behaviours'. These immersion sessions have been facilitated by a passionate group of over 550 culture change champions and our business leaders. We have also integrated the 'dial-up behaviours' into our performance management, reward and recognition processes. Celebrate, our new and innovative recognition platform is now live in over 56 countries. Following an accelerated expansion in Q2 and Q4 of fiscal 24, it now reaches the majority of our employees. The programme helps foster a culture of gratitude and appreciation, using instant and more frequent peer-to-peer recognition aligned with our purpose of celebrating life every day, everywhere. Delivered through a modern consumer grade user experience, the platform has achieved a strong utilisation rate with over 90,000 recognition moments experienced - the equivalent to one award every six minutes. Furthermore, we are empowering and equipping our 4000+ people managers across the globe with the necessary tools to role model and influence behaviour change within their teams.

While we understand that cultural change can take time, we remain committed to amplifying and clarifying the expectations for our people. We believe that by doing so, we can build a more responsive and resilient workforce that is better equipped to thrive and succeed in today's rapidly changing business landscape.

(1) Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.

Creating the enabling environment for our people to work and thrive

We believe that people are at their best, both at work and at home, when they are physically and mentally thriving, emotionally balanced, financially secure and socially connected. Our wellbeing philosophy provides a framework around these four dimensions, ensuring that wellbeing is a part of our culture every day, everywhere. In our most recent employee opinion pulse survey, 88% of respondents felt they are aware of the health and wellbeing resources and support Diageo offers, which has in part been aided by active wellbeing champion groups. Markets are supporting the wellbeing of our people in different ways such as in Australia, where we have introduced 'Wellbeing Leave' encouraging employees to proactively plan time away from work to rest and support their wellbeing and in the United Kingdom, where we had a dedicated wellbeing day in May to recognise Mental Health Awareness Week.

In fiscal 24, we have further challenged the stigma around mental health. Building on our already launched mental wellbeing app, Unmind, we have created a Mental Health Awareness eLearning and on World Mental Health Day we facilitated global conversations where leaders shared their own experiences of mental health, to both normalise and signpost to resources. We provide a focus on financial wellbeing through regular masterclasses and mental 'wealth' first aid training. Many markets have led employee physical wellness challenges, such as Ireland's 'Go Joe Challenge'.



Fostering a positive workplace

Additionally, we have developed a suite of resources on a range of globally relevant topics such as sleep, physical activity and staying resilient during seasonal changes and have hosted multiple global conversations on topics such as menopause and men's health.

Our Diageo Flex philosophy continues to offer employees opportunities to balance their work-life integration. Our family leave policy continues to be popular and amongst market leaders, with 701 employees utilising our extended paternity leave provision and 842 employees utilising our extended maternity leave provision in fiscal 24. Lastly, our investment in a multi-year technology transformation programme will make it easier for our people to do more fulfilling work, improve access to quality data and insights and drive greater productivity and efficiency in our business process.

Average number of employees by region and gender[1]

Region[2]	Men	%	Women	%	Not declared[3]	%	Total
North America	1,844	59 %	1,286	41 %	14	–	3,144
Europe	5,972	57 %	4,538	43 %	14	–	10,524
Asia Pacific	5,797	66 %	2,965	34 %	1	–	8,763
Latin America and Caribbean	2,761	62 %	1,675	38 %	1	–	4,437
Africa	2,225	64 %	1,272	36 %	2	–	3,499
Diageo (total)	**18,599**	**61 %**	**11,736**	**39 %**	**32**	**–**	**30,367**

Average number of employees by role and gender[1]

Role	Men	%	Women	%	Not declared[3]	%	Total
Executive[4]	7	54 %	6	46 %	–	–	13
Senior manager[5]	320	56 %	252	44 %	1	–	573
Line manager[6]	2,414	64 %	1,330	35 %	7	–	3,751
Supervised employee[7]	15,858	61 %	10,148	39 %	24	–	26,030
Diageo (total)	**18,599**	**61 %**	**11,736**	**39 %**	**32**	**–**	**30,367**

(1) This data has been compiled as monthly average based on the proportion of employees who have identified their gender identity as male, female or undisclosed, and is not fully representative of the gender identity or diversity within our employee population.
(2) Employees have been allocated to the region where they live.
(3) This data represents the proportion of employees who have chosen not to disclose their gender identity as male or female.
(4) Executive positions have been calculated based on year end as of 30 June.
(5) Top leadership positions in Diageo, excluding Executive Committee.
(6) All Diageo employees (excluding senior managers and Executive Committee) with one or more direct reports.
(7) All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports.

Health and *safety*

We prioritise the health and safety of our people throughout our value chain to ensure everyone is safe when working on-site, at home, on the road, every day, everywhere.

Embedding a culture of health and safety

We believe that safety is everyone's responsibility and an integral part of everyone's job. Empowering and involving our people in safety embeds our belief that there is no acceptable level of accidents.

Our Global Health, Safety and Wellbeing Policy, along with our Global Risk Management Standards, lay the foundation for our corporate approach to health and safety. We conduct risk assessments and utilise compliance systems, technology, and training that help us create and embed innovative ways of working that continuously improve safety.

We encourage our employees' participation and involvement in accident investigations and improvement initiatives, and also provide them with the most up-to-date health and safety training, so they can carry out day-to-day tasks and activities safely. In addition, we conduct company-wide communication campaigns and as such in fiscal 24 we held 'Stop and Think', 'Refocus our Minds', 'Leading for Safety' and 'Strive for Zero' campaigns.

We have completed the first of our three-year 'Safer Together' strategy which incorporates a safety culture and a technology roadmap.
Our overall strategy is designed to prevent severe, fatal, and process safety incidents while enhancing our health and safety culture.
Our roadmap is designed to further embed an improved safety culture into all locations. Our technology roadmap includes digital solutions, automation, forklift truck technology, manual handling aids and artificial intelligence with the aim of improving our health and safety performance. Over the next two years we plan to invest over $50 million on 36 shuttle warehouses in our scotch operations where casks are put away on pallets by an automatic shuttle, removing manual handling, in an effort to improve safety and increase productivity. Our strategy and roadmaps extend to our contractors and third-party providers.

Company health and safety initiatives


DIAGEO
GLOBAL
GOVERNANCE
STRIVE for ZERO
RULES & BEHAVIOURS
SLIPS, TRIPS AND FALLS
MANUAL HANDLING
CHEMICAL SAFETY
SITUATIONAL AWARENESS
SAFE DRIVING

Five elements of our *'Strive for Zero'* campaign


STOP, Think & Do!
Arrive alive...
...avoid distractions when you drive
DIAGEO
GLOBAL
GOVERNANCE
#SaferTogetherStopThink&Do

Theme from our *'Stop and Think'* campaign aimed at commercial teams



Senior Leadership supporting risk assessment reviews



AI platform in place at some European locations

Empowering responsibility: Fostering a safe work environment

Leaders across the organisation are responsible for cascading and implementing health and safety policies and procedures among their direct reports and third parties within their remit. We also expect all employees to take responsibility for their health and safety and those around them, by acting in accordance with our Code.

We utilise a variety of tools to identify health and safety risks as per our Global Health, Safety and Wellbeing Policy. Each location is required to perform hazard identification and risk assessments which assist us in identifying and addressing unsafe conditions. We also have a safe observation programme across all locations to identify unsafe behaviours, recognise positive behaviours and to report work-related hazards. All employees and third parties are encouraged to remove themselves from work situations they believe could cause injury or ill health. Hazards are logged on local action planning systems and tracked for closure.

To track the effectiveness of our approach, all our locations, markets and global functional teams regularly monitor and review health and safety. We report weekly our performance measures to the Global Supply Chain and Procurement Governance Leadership, to Supply Chain and Procurement Leadership monthly and to the Executive Committee at quarterly meetings.

Our performance

We report on lost time accident frequency rate (LTAFR). This year, we sustained 1.06[Δ] lost-time accidents (LTAs) per 1,000 full-time employees (including directly supervised contractors), compared to 0.91 in fiscal 23.

5 year LTAFR trend


2024
1.06
2023
0.91
2022
0.92
2021
1.03
2020
0.60(1)

Our LTAFR increased against last fiscal, driven by increased numbers of lost time accidents in Scotland and North America. Both of these markets together with tequila and Türkiye market implemented safety improvement plans aimed at improving safety performance and safety culture. These improvement plans will be continued into the next fiscal.

Our total recordable accident frequency rate (TRAFR) records work- related injuries that need more than first aid treatment decreased during this fiscal, demonstrating a consistent year-on-year improvement in our overall numbers across the last three fiscal years, with a notable improvement in our tequila and Türkiye market. We investigate each recordable accident to establish the root cause as well as uncover all contributing factors and insights we can learn from. We share the key learnings across the organisation aiming to prevent recurrences. For more information, please refer to our ESG Reporting Index.

(Δ) Within PricewaterhouseCoopers LLP's (PwC's) independent limited assurance scope – see pages 258-261 of this Annual Report. For Reporting boundaries and methodologies, see pages 238-257.
(1) Fiscal 20 performance was impacted by Covid and reduced operations.


BT reflex

Shuttle Warehouse: Injuries occur on a more regular basis due to manual cask handling - we are investing to digitise and automate to reduce the risk

Continuous improvement initiatives

Our workplaces are constantly evolving with new technologies, processes, and equipment. Continuous improvement ensures that health and safety measures keep pace with these changes, addressing emerging hazards effectively. In fiscal 24 we introduced several initiatives and will continue to do so as part of our culture and technology roadmaps in fiscal 25.

- Across our commercial organisation, we have launched a driver training programme – a driver behaviour monitoring application, which provides bespoke training modules linked to the individuals driving behaviour.
- We continue to roll out the Diageo Behavioural Standard in Africa, focused on assessing the safety culture of our African locations, which inform action and communication plans. Plans have started in Mexico to roll out this global standard across our tequila business. Other regions such as Europe and North America are working with consultants to launch a standard suitable to their bespoke activities.
- We introduced a new AI platform in some of our European facilities. The platform provides a 3D visual interface of the location and allows staff to interact with various safety 'tools' in a very intuitive, visual way within this digital space. Using a range of media including; touch screens, large format digital kiosks, tablets and mobile devices staff and visitors can interact with all elements of the safety management systems. This includes site induction and familiarisation, reporting safety hazards, completing safety observations, communication of safety incidents and access to a range of safety documentation. In addition, the digital platform provides 3D representation and digital twin model of the workplace, developing people's spatial awareness and providing an intuitive medium for training and safety awareness.
- We are continuing to improve our data capabilities to predict and prevent injuries.
- We continue to develop our global health and safety platform and are introducing electronic solutions for permit to work, management of change and contractor management.

Continuous improvement in health and safety is vital as we continue to enhance workplace conditions and reduce risks.

Champion inclusion and diversity

Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of 'celebrating life, every day, everywhere'.

Our people are critical to our success. We believe everybody should be able to work in an environment where they can thrive, and their contributions are valued. We are proud that in our most recent Your Voice survey, 81% (fiscal 23: 84%) of employees would recommend Diageo as a great place to work and 83% (fiscal 23: 85%) agreed that people from different backgrounds and opinions can be themselves and thrive in the company. Despite a small drop in results, our outcomes are above external benchmarks.

We are committed to shaping broader societal change, reflective of our consumers. We look to champion this across our entire business – with our people, through our value chain, across our brands and within the communities in which we operate. Inclusion and diversity is a critical enabler of our 'Spirit of Progress' ambitions and every senior leader plays their part and is incentivised in driving progress to deliver this ambition.

Whilst we celebrate where we are today, we know there is more to do. Alongside progressing our gender and ethnicity ambitions, we must also focus on achieving our ambitions across all aspects of diversity.

Strengthening our female talent pipeline

In fiscal 24, representation of women in leadership roles, including our Executive Committee, remained strong at 44%, against our 2030 ambition of 50%. We're proud to have 70% female Board representation, and 46% female Executive Committee representation. This led to Diageo being recognised as a Top Ten Best Performing company for both women on boards and in leadership roles in the FTSE Women Leaders Review. We have also been listed first in the United Kingdom and third globally from 4,000 companies in the Equileap Gender Equality Report recognising our continued commitment to leading the way in gender equality.

We focus on strengthening our female leadership pipeline and investing in the next generation of female leaders, particularly across areas where women have historically been under-represented, including commercial, general management and supply roles. Examples of this include our 'Horizons' development programme piloted in fiscal 24 to strengthen general manager succession and support the transition of leaders across functions, with 55% female representation in our first cohort. We launched the Global Supply Chain and Procurement 'Accelerator' leadership programme of which 66% of participants were female and the 'Striding Women' initiative across LAC strengthening retention and diversity of future talent. Our North America business also launched a commercial pilot partnering with Sistas in Sales (SIS), an organisation committed to serve women of colour in professional sales careers across the United States.

These initiatives are complemented by our policies and practices – helping us to foster a gender-inclusive environment, providing support at varying life stages including our 'Family Leave' policy, 'Thriving Through Menopause' guidelines, 'Pregnancy Loss' guidelines and our 'Fertility' guidelines which recently launched in Ireland.

Our 20 Spirited Women Network chapters are key to creating and amplifying our guidelines and policies, as well as partnering with the business to best develop and grow talent. In fiscal 24 our Great Britain and Ireland chapters championed mentoring and coaching programmes reaching 364 pairings, of which 84% were female.

Maintaining ethnic diversity

Today, 40% of our Board and 46% of our leadership population, including our Executive Committee, is ethnically diverse and we are proud to have reached our 45% ethnicity leadership representation ambition ahead of 2030. We achieved this through 43% of internal promotions and 45% external appointments into the leadership cohort being ethnically diverse in fiscal 24. We want to maintain the momentum achieved to date, while embedding the actions and enhancing our culture that has led to such positive outcomes. Disclosure is key to this and we are proud that 96% of our leadership population and 71% overall, in the markets where legislation allows, have shared this information voluntarily.

We remain committed to creating a diverse and inclusive workforce that represents the communities we serve, and understand the importance of diversifying our talent attraction and external partnerships. In North America, we've renewed partnerships with Prospanica (The Association of Hispanic MBAs & Business Professionals) and the National Black MBA Association to support a diverse talent pipeline. In Great Britain, we've partnered with Multiverse to launch a two-year apprenticeship programme aimed at under-represented groups in commercial roles. The cohort consisted of ethnically diverse and female apprentices, further strengthening our future leader pipeline.

Gender representation of our leadership(1), (3)

Role	Men	%	Women	%	Total
Leadership population(2)	327	56%	258	**44%**	585(3)

Ethnic representation of our leadership(1), (4)

Role	Ethnically diverse	%	Non-ethnically diverse	%	Decline to self-identify	%	Not disclosed	%	Total
Leadership population(2)	259	**46%**	270	47%	19	3%	20	4%	568

(1) This data is calculated as an average across the four quarters of fiscal 24.
(2) Leadership population encompasses Executive Committee and senior managers.
(3) One leader has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are included.
(4) 18 leaders are based in countries that do not collect ethnicity data. As such, these leaders are not in scope. Please refer to the Reporting boundaries and methodologies for further information, see pages 238-257.

Building an inclusive culture through leading progressive policies and guidelines

Our market-leading policies and practices are shaped by and for our people and allow us to continue to provide an environment where they are supported and cared for.

We continue to embed and scale our existing policies and guidelines, including 'Domestic and Family Abuse', 'Gender Expression and Identity' and 'Disability Inclusion' guidelines. We also continue to support our employees' individual circumstances and needs through our 'Flexible Working' and 'Wellbeing' philosophies. In fiscal 24 we launched our Carers Leave policy in the UK, which went beyond statutory entitlement giving our people up to 10 days paid leave to care, or arrange care, for dependents. This policy is accessible to all employees, regardless of gender, but we recognise that women are more likely to take up caring responsibilities. We will be extending this policy to other markets during fiscal 25.

Leveraging the power of our Resource Groups to drive inclusion locally

At Diageo, creating a sense of belonging for everyone is at the heart of everything we do. Our 60 employee resource groups (ERGs) worldwide champion key calendar moments that represent the voice of our consumers and promote inclusivity. These include events such as Hispanic Futures Month led by 'Connectados'; Black Heritage Month sponsored by 'AHEAD' (African Heritage Employees at Diageo); International Day of People with Disabilities in partnership with the 'We Are All Able' group; the 'Rainbow Network' Pride flag-raising event, and our annual Inclusion Week celebration now in its seventh year, seeing over 5,800 employees join across 29 virtual sessions.

In addition to this, fiscal 24 saw new initiatives and innovations including:

- **Neuroinclusion** – Diageo's first neurodivergent ERG PRISM launched in Ireland and Great Britain. In partnership with PRISM, our Irish Brand Homes were accredited by Ireland's National Autism Charity 'As I Am' as autism friendly attractions in November 2023.
- **LGBT+ Gold Standard** – The launch of Diageo India's 'Rainbow Network' which saw members partner with the business to help secure the prestigious Gold Award for LGBT+ Inclusion by India's Workplace Equality Index (IWEI).
- **Guinness Luck of the Dragon** – To toast Lunar New Year the 'P.A.N' (Pacific Asian Network) ERG partnered with Guinness Open Gate Breweries in Baltimore and Chicago to launch a limited-edition brew and identified two local Asian American and Pacific Islanders (AAPI) nonprofits to support as part of the festivities.

Promoting inclusivity within our value chain

Part of how we promote sustainable growth, and a resilient supply chain is giving equal access to resources, skills, and employment opportunities in communities where we live, work, source and sell. An important way we deliver this is through Learning for Life (L4L), our business and hospitality skills programme for people from under-represented groups. L4L also tackles barriers faced by other under-represented groups including ethnically diverse communities and people with disabilities. Our inclusive by design principles include recruitment practices, training content and venue accessibility, as well as modules on inclusion and diversity.

Building a thriving and inclusive hospitality industry

Ambition by 2030

Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes

Number of people reached through Learning for Life and other skills programmes in fiscal 24

36k


200k

2030 Target	200k
2023 progress to date	62k
2024 progress to date	98k

In fiscal 24, we reached 36,000 people in 36 countries and territories with L4L, over 50% of them women. To deliver an even greater positive impact, this year we piloted new partnerships with our customers and distributors to increase employment rates for students graduating from our programme.

Through Diageo Bar Academy we provide accessible training and resources aiming to create a sustainable, inclusive, and thriving hospitality industry that works for all. In fiscal 24 we continued to deliver in-person and online training to hospitality workers, with an emphasis on women, in Africa (Zambia, Mozambique, Cameroon) and India to support their industry progression.

Increasing the representation of diverse voices through our progressive marketing practices

As one of the world's largest advertisers, we're committed to playing our part across the industry to ensure that everyone, from script to screen, sees themselves represented. We use our marketing to challenge stereotypes and commit investment to address under-representation of diverse voices in media, making mainstream media more inclusive.

In fiscal 24, we are proud to have made significant advancements in our accessibility practices across our media and campaigns. Working with television station ITV, Guinness made sporting history by trialling live descriptive audio commentary for two Guinness Six Nations rugby games, to help make sure blind and partially-sighted fans could follow every aspect of the game. Smirnoff's biggest global campaign for over a decade, 'We Do We', launched across different markets shining a light on under-represented groups and advocating for more inclusive socialising. In the UK, the brand partnered with accessibility and inclusive consultancy, 'Tilting the Lens', to execute an 'access for all' pledge to make socialising and our events more accessible. In India, Smirnoff partnered with Kala Ghoda Art festival, one of India's top exhibition festivals in Mumbai to support the Hijra community, a transgender community facing significant social exclusion. In Brazil, the brand partnered with IZA, launching a unique track and dance challenge to support local Afro-Brazilian communities and Pride activities across the country.

Creating inclusive communities

We champion inclusion and diversity in the communities connected to our production sites and sourcing areas. We work with WaterAid and CARE International UK to ensure that when we provide Water Sanitation and Hygiene (WASH) to communities in water-stressed markets, we also facilitate community dialogues to tackle social norms that prevent women's equal access to and agency over WASH. This year more than 50% of WASH committee members were women across our programmes in nine countries. We have also expanded our inclusive approach to our work with smallholder farmers to include Kenya, Tanzania, Nigeria and Ghana. In partnership with Sightsavers and CARE International UK, we provide equal access to agricultural training and resources for women, youth and people with disabilities. See more detail in our ESG Reporting Index.

Driving sustainable economic impact with diverse suppliers

We believe diverse-owned and disadvantaged suppliers deliver sustainable economic impact in the many communities where we operate. We champion diverse suppliers through partnership, advocacy and celebrating success.

In fiscal 24, Diageo was awarded Platinum Top Global Champion for Supplier Diversity and Inclusion by WEConnect International. This award recognises our deep commitment to global inclusive sourcing from diverse groups including ethnic minority, women, LGBT, veteran and disabled-owned businesses. More information on our supplier diversity strategy and programmes can be found in our ESG Reporting Index.

Managing climate and nature risks and opportunities *by pioneering grain-to-glass sustainability*

Our business depends on natural resources and we are directly affected by changes in climate and the related challenges of nature loss, particularly freshwater. We continue to address the risks and opportunities that climate change and nature pose to our business through focused programmes on our most material risks, and greatest opportunities.

Introduction

We are committed to acting responsibly to mitigate our contribution to global warming, to conserve the environment on which we rely and to support our licence to operate and grow. Climate risk is intensifying, with extreme weather events and temperature rises taking place even faster than many scientists had expected. While our analysis suggests our business is resilient in the short- and medium-term, we must take action now to ensure our continued resilience, as well as that of the communities in which we operate.

Pioneering grain-to-glass sustainability is how we adapt to climate change and address nature loss throughout our supply chain, mitigating the risks associated with changing environmental and biodiversity factors. Putting climate, nature and people at the heart of our strategy is good for our business and good for the planet. We believe that through the mitigations and adaptations we have in place or planned, our business is resilient to the impacts of climate change and nature loss.

Our Action Plan – 'Spirit of Progress'

Pioneering grain-to-glass sustainability means setting ambitious targets. Our 'Spirit of Progress' targets reflect our most material ESG issues and align to the UN Sustainable Development Goals. We are also proud to be a signatory to the UN's Race to Zero and Race to Resilience campaigns reflecting our commitment to climate change mitigation and adaptation.

The issues surrounding climate change are complex, making progress against our ambitious targets challenging – for example the measurement and reduction of Scope 3 greenhouse gas emissions, and the development of the infrastructure to reduce Scope 1 and 2 emissions are particularly challenging. As we become more advanced in understanding our impacts and taking action to address them, we will also evolve our practices and metrics. We regularly review our grain-to-glass sustainability strategy, and in fiscal 24 we further refined it to accelerate our water ambitions and refine our carbon focus. We have reconsidered how we prioritise and report on our most important topics, focusing on our priority performance targets. Performance against supporting goals including some of our packaging and waste targets have been separately reported in the ESG Reporting Index.

Reporting

We have used the guidance of the Task Force on Climate-related Financial Disclosures (TCFD) framework for reporting. Our Net Zero Carbon Strategy (first published in 2022) outlines how we will achieve our decarbonisation vision across our business and value chain. We continually refine this strategy, considering the guidance of the UK Transition Plan Taskforce and we expect to refresh our strategy in the future to adapt to ever-changing market, infrastructure and policy conditions.

Increasingly we are incorporating nature risks and dependencies into our strategic planning. We have begun to identify and quantify our material impacts and dependencies, following the guidance of the Taskforce on Nature-related Financial Disclosures (TNFD)'s LEAP (Locate, Evaluate, Assess, Prepare) framework.

Governance

Given the importance of the risks, we have governance processes in place to ensure that we consider and factor climate and nature risk into our business operations and planning processes. To supplement our 'Spirit of Progress' governance (summarised on page 50), our sustainability teams and senior leaders hold monthly sustainability performance reviews. We track water efficiency and carbon reduction projects and hold quarterly strategic business reviews focusing on multi-year progress and plans. Significant risks identified are escalated to enterprise risk management forums at group level. We oversee climate and nature risk specifically at the highest level of the company, managing through these governance structures and processes:

- Executive sponsorship and responsibility is shared jointly between the President, Global Supply Chain & Procurement and Chief Sustainability Officer (Ewan Andrew) and the Global Corporate Relations Director (Daniel Mobley).
- They are supported by our cross-functional Climate and Nature Risk Steering Group.
- The Climate and Nature Risk Steering Group provides regular updates to the executive sponsors and the Board which allows for potential risks and opportunities to be part of strategic decision-making.
- The Board retains ultimate responsibility for the oversight of climate-related risks and opportunities.
- Additionally, several cross-functional working groups are responsible for addressing the key risks and opportunities we identify.
- Any impacts on our consolidated financial statements from climate and nature risks and performance against non-financial metrics are shared with and considered by the Audit Committee annually.
- Any potential financial impacts from climate and nature risks are also reviewed and considered by the Audit Committee.


Board oversight
Audit Committee
Executive Committee ownership
Executive sponsors
President, Global Supply Chain & Procurement and Chief Sustainability Officer
Global Corporate Relations Director
Cross-functional Climate and Nature Risk Steering Group
Corporate relations
Supply & Procurement
Strategy
Risk
Finance
Legal
Marketing
Working groups assigned to address key risks and opportunities identified

Risk Management

Identifying climate risks and opportunities

We divide climate risk into physical and transition risks. Physical risks include chronic changes, like sea level rises, temperature changes and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and legal changes (e.g. carbon taxes); technology changes (e.g. renewable energy) or market changes (e.g. growing consumer demand for more sustainable products). Both categories of risk are already occurring and likely to increase. As temperatures continue to rise globally, we continue to assess and prepare for emerging physical and transition risks.

We are partnering with climate resilience and nature experts to identify and assess how generally recognised climate and nature risks apply specifically to our business. The factors that determine how climate change creates risks and opportunities for our business are multiple and complex, creating challenges in quantifying the size of the impact and likelihood of these risks. Notwithstanding, scenario analysis allows us to test the various assumptions related to climate change and how they may affect our business. This year, we have further developed our capability in modelling the impacts of climate change under physical and transition risk scenarios.

Climate change resilience

Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We do this through careful planning in our supply chain and procurement organisation. We work with peers to drive enhanced technological practices at scale, which optimise crop management and seed quality. We also collaborate on the development of novel high-yielding, drought and temperature-resilient crop varieties. We manage water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with a specific focus on water-stressed areas. Since first referencing it in 2010, we have integrated climate risk into our enterprise risk management processes, within our principal risk factors. This is now an integral part of our strategic and business continuity planning.

Identifying and assessing our physical risks

To assess the physical risks that we are exposed to and how they may develop under various scenarios, from 2021 to 2024, we worked with climate resilience experts to look at all of our direct operations sites and key third-party suppliers. We have also included some sites that are planned or under construction, to ensure we understand their exposure and prepare their resilience. This table illustrates how we have phased the work:

Fiscal year	2021	2022	2023	2024
Markets/ regions assessed for physical risks	Largest supply centres • Scotland • North America	Highest water risk • Africa • Mexico • India • Türkiye	Remaining locations • Asia Pacific • Latin America and Caribbean • Europe	Acquisitions and additions to operational footprint • Asia Pacific • North America • Europe

Following each successive year's analysis, the total global physical risk footprint was refreshed.

We conducted physical risk assessments that measured the exposure and vulnerability of the activities at our sites, the key third-party operations and suppliers' assets to 19 climate-related hazards. In addition, we reviewed the vulnerability of the main agricultural materials and our key distribution routes to climate change. We then considered how the climate-related hazards and our site vulnerabilities would materialise under two different levels of future warming: Intergovernmental Panel on Climate Change (IPCC) scenario RCP (Representative Concentration Pathway) 4.5 – medium warming of 2-3°C, and IPCC scenario RCP8.5 – severe warming of 4-5°C and two timeframes (to 2030 and to 2050). These scenarios were chosen to represent a 'worst case' (RCP8.5) and a 'medium case' (RCP4.5) under which to assess our resilience.

IPCC scenario	Description
RCP 4.5	Warming of 2-3°C by 2100
RCP 8.5	Warming of 4-5°C by 2100

For our own sites and many of our third-party operator sites producing beverages on our behalf, we analysed climate-related risks they are likely to be exposed to. For those that are most strategically important or at greatest risk, we carried out more detailed assessments. At each location, we considered a combination of the different production activities (e.g. distilling and packaging) as well as parts of the supportive processes that might be affected (e.g. infrastructure, water supply and energy sources) and the 19 physical climate-related risks that might occur.

We also analysed our key suppliers' factories and warehouses; for example those handling our most critical or specialised ingredients and components, key agricultural commodities, and our most critical distribution routes, to identify which might be exposed to physical risk in the future.

Given the dependence of our business on agricultural raw materials, we gave this area particular attention, conducting detailed analyses of the most important crops used in our products. This research highlighted the vulnerabilities of each crop type, how their exposure may increase in the growing regions over time and the possible adaptation and mitigation responses to these. The diagram on page 63 illustrates the main risks the most important commodities are exposed to, by region.

In addition to the bulk agricultural raw materials outlined in the illustration, we conducted a high-level analysis of raw materials included in our products critical for the characteristics they impart – for example, juniper, angelica and liquorice. The results of the agricultural raw material assessments have informed and will continue to inform our strategy.

Risk assessment results – our most important physical risks

Our climate risk assessment, without consideration of mitigation or adaptation actions, confirmed three key points:

1. **Water-stress, including drought**, is our most significant climate-related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, the access to agricultural ingredients that we need and, ultimately, our licence to operate.
2. **All agricultural raw materials** are at risk from climate change; we see that risk increasing under the timeframes and scenarios we analysed. Our models suggest that the costs of most commodities are likely to increase as a result of climate change, although estimates of the precise impact vary significantly depending on the model used and underscoring the difficulty of these projections. These factors potentially affect our own operations and those of some of our suppliers.
3. **Acute weather events**, including floods, winds, hurricanes/storms, heatwaves and wildfires, are projected to increase and may cause disruption to our operations, although their impact is unlikely to be as significant as that of the risks related to water and agricultural materials.

Key climate risks to agricultural raw materials by region


North America
Maize
Sugar beet
Rye
Barley
American white oak
Hops
Europe
Barley
Wheat
Sugar beet
Dairy
Rye
Hops
Türkiye
Grapes
Wheat
Anise
Sugar beet
Latin America and Caribbean
Agave
Sugar cane
Africa
Barley
Sorghum
Sugar cane
Sugar beet
Maize
Cassava
Vanilla
Asia Pacific
Rice
Molasses (sugar cane)
Barley
Grapes

Priority raw materials by volume


Barley
Agave
Maize
Molasses
Wheat
Grapes & raisins
Sugar
Sorghum
Broken rice
Rye
Dairy
Others

Climate risks likely to affect agricultural raw materials


Temperature
Precipitation (variability/ extremes)
Fires
Drought
Water-stress
Hurricane/ storm
Flood
Disease
Sea level

Geographical scope of our physical risk assessments

Region	Owned/key third-party sites assessed	Detailed assessments	Agricultural commodities	Supplier assets (factories, warehouses)	Ports
North America	14	4	8	86	6
Europe	79	13	18	262	27
Asia Pacific	70	11	6	281	9
Latin America and Caribbean	47	6	2	251	13
Africa	48	5	6	366	14
Total	**258**	**39**	**n/a[1]**	**1,246**	**69**

(1) Some commodities were analysed in more than one location

For more details on our scenario analysis approach, see the Non-financial Reporting boundaries and methodologies section on pages 239-241.

Deep dive – our water scarcity risk

Water is vital to our operations and the raw materials we use when creating our products. We give great focus to understanding water-related risks so we can mitigate and adapt to them.

In addition to our physical climate risk assessments to analyse the risks from water availability, water temperature, water quality and flooding, we also conduct water-stress analyses at our sites every two years.

We undertake this work using site surveys and World Resources Institute (WRI) Aqueduct data. We also complete water source vulnerability assessments (SVAs) to further enhance the insights we need to address risks. By fiscal 23, we worked with our expert partners to complete SVAs at 22 of our sites located in water-stressed areas; in fiscal 24 we completed SVAs on a further eight sites. This work provides comprehensive insights into how our risk profile may vary with climate change, such as the degree of vulnerability to water-stress within our operations and supply chains. We can then use these insights to help us act where we believe it is most needed, whether that is in increased water efficiency requirements, replenishment commitments or prioritised climate adaptation planning.

Focus on water-stress

We have been regularly assessing our wholly-owned production sites for water-stress since 2008. The most recent water risk assessment, conducted in 2023, identified five new water-stressed sites and was updated in fiscal 24 to reflect changes in our operations due to disposals. We follow a three-step approach to assessing water-stress in our production sites, combining the results from the WRI Aqueduct mapping tool with external validation from independent hydrologists and internal site surveys encompassing physical, regulatory, social, and reputational considerations. Below are the operational sites that we have identified as being in water-stressed areas, the sites for which we have conducted source vulnerability assessments (SVAs) and the countries where we have identified priority water basins.

Diageo operational sites located in water-stressed areas, and priority water basins in 2024


Sites
Sites where an SVA has been carried out
Countries where we have identified priority water basins

Mexico
1 El Charcon
2 Agricultural lands
3 La Primavera

Guatemala
4 Zacapa

Venezuela
5 Valencia

Brazil
6 Itaitinga

Ghana
7 Kaase
8 Achimota

Nigeria
9 Lagos

Uganda
10 Kampala

Tanzania
11 Mwanza
12 Moshi
13 Dar es Salaam

South Africa
14 Isipingo

Kenya
15 Kisumu
16 East African Maltings
17 Tusker

Seychelles
18 Seybrew

Türkiye
19 Alaşehir
20 Şarköy
21 Acıpayam
22 Nevşehir
23 Tarsus
24 Taşel

India
25 Nashik
26 Baramati
27 Aurangabad
28 Alwar
29 Pioneer
30 Nacharam
31 Malkajgiri
32 Kumbalgodu
33 Asansol
34 Gopalpur

Indonesia
35 LKJ Packaging

Quantitative impact of physical risk determined by scenario analysis

This year, we collaborated with climate resilience experts to develop and implement an automated scenario analysis tool to inform our climate adaptation strategy. The tool allows us to perform further scenario analyses and test numerous sensitivities to defined variables. For example, we can analyse the sensitivity to climate risks of certain categories or markets and estimate the impact of the adaptation measures that we have implemented. This is a significant step forward in the integration of climate risk into our strategic planning processes. We modelled the chronic risk of water availability, the acute risk of drought, commodity price increases due to climate change and one-off climate-related events.

Water-stress and drought

Under the warming scenarios we modelled, nearly a quarter of our sales will be exposed to increased water-stress in both scenarios and timeframes. Under these warming scenarios, the absolute number of sites may not increase significantly, but, under both timeframes, those sites affected may suffer even greater shortages of water, which may impact our operations and the health and wellbeing of employees at those sites.

Analysing the financial impact of drought is particularly difficult due to the many factors involved, including the probability of drought, the length of time operations may be suspended and the impact of any adaptation or contingency measures. We have modelled what we are currently able to through scenario analysis, our own assessment of vulnerability and with highly conservative assumptions (e.g. limited downtime in all sites due to drought). We have concluded that, by 2030, we do not anticipate that drought will have a significant impact on our operations (including key third-party operations) or on our financial condition. Beyond 2030, it is more difficult to analyse, given the increased uncertainties inherent in modelling over a significant period of time. Our models show that adaptation actions are needed, particularly in the period between 2030 and 2050 in order to prevent impactful interruption to our operations and supply chains. If no action is taken, the outcome may potentially result in lost sales. In our strategy section below, we outline the interventions we are currently implementing to future-proof our business against drought.

Commodity scarcity and pricing

Commodity price increases due to climate change are more difficult to estimate, with the models we used producing highly varied estimates. Climate risk is likely to result in a projected price increase for the majority of our commodities. Our scenario analysis helps us build in commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g. agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggests the biggest risks of higher prices in 2030 and again in 2050 are likely to impact agave, sorghum, rice, wheat, dairy and hops. There are considerable differences between models, but the impacts in both 2030 and 2050 may be significant.

Flooding and tropical storms

Flooding and storms are the next most likely physical risks to affect our financial performance, given the risk of damage to our sites and disruption to our supply of agricultural ingredients. Although the direct risk to our sites from acute physical events will increase, our scale, global supply footprint and capabilities in resilience management mean we are well-positioned to ensure flooding and storms do not interrupt our overall ability to serve our customers or have a significant financial impact on a global scale.

Heatwaves, wildfires and landslides are also identified as acute physical risks. Their potential financial impact is not modelled in our scenario analysis but adaptations to these risks are planned where they are projected to increase.

Identifying and assessing our transition risks and opportunities

We have performed additional scenario analysis to estimate the financial impact of transition risks and opportunities under a Paris-aligned emissions scenario (RCP2.6). The analysis provided us with a better understanding of our risks and opportunities associated with transitioning to a low-carbon economy. Through this analysis we have refined our financial estimation and gained further clarity on how to respond.

We identified those risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels. Through this analysis, we were able to determine the most important transition risks and opportunities to monitor, including:

1. Decarbonisation costs: Changes to our supply chain and production costs, including carbon taxes and related changes to input costs (risk and opportunity).
2. Consumer behaviour: Changes in consumer behaviour to opt for more sustainable options, e.g. choosing circular products or locally produced brands (risk and opportunity).
3. Regulatory changes: Shifts in public policies, e.g. restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
4. Technology changes: Adopting low-carbon production of our products and packaging and the associated risk of not doing this fast enough (risk and opportunity).

Of those risks and opportunities outlined above, the greatest impacts are likely to arise from consumer behaviour and from input cost increases related to the cost of decarbonisation. The table on page 66 summarises the physical and transition risks and opportunities we consider the most important.

Quantitative impact of transition risks and opportunities

Transitioning to a low-carbon economy presents both risks to and opportunities for our business. Through our scenario analysis, we have been able to estimate the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant over that period – even assuming that we bear any changes in production costs.

Packaging is the key transition risk and opportunity

We identified that the key driver of transition risk to 2050, was our use of glass, which could contribute to an overall production cost increase. We noted that lower transport and energy costs would partially mitigate this impact. We acknowledge that extending the analysis to 2050 is subject to many variables and ambiguities and, therefore, substantial uncertainty. However, it allows us to estimate what a 'worst-case scenario' may look like, based on our best available modelling of cost trajectories.

Our modelling has allowed us to estimate the impact on our operations and the financial condition of some of the possible mitigating actions we take, which can include pricing, improvement in energy use, sourcing and using lightweight glass, reducing the carbon intensity of glass production and using returnable or reusable packaging. The results of the scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment (see page 86).

Summary of our most important climate risks and opportunities

Risks

Risk description	**Water scarcity** Increasing water scarcity and water-stress affects our ability to continue to source from and produce in water-stressed areas	**Agricultural raw material availability** Climate-related impacts on agricultural material availability cause scarcity or price increases
Category	Physical – chronic	Physical – chronic
Timeframe[1]	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate[2]	Moderate[2]
Response examples	• Improvements in water use efficiency in our operations, with more ambitious targets at water-stressed sites • Water replenishment plans in 100% of water-stressed areas • Collective action activities to improve water security in Diageo's 'priority water basins' • Nature-based solutions that support climate mitigation, adaptation and water replenishment • Exploring alternative formats and ingredients with potential to reduce water use • Rainwater harvesting, Aquifer recharge, Dam de-silting	• Regenerative agriculture adaptations • Smallholder farmer support • Development of drought-resistant ingredients (e.g. sorghum, anise and barley varieties) • Alternative sourcing locations • Substitution with alternative crops • Increased use of cover cropping • Improved water management in agricultural practices
Risk description	**Input costs** Policy changes (carbon taxation, shift to renewables) cause increases in input costs	**Consumer behaviour** Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact
Category	Transition – policy/legal	Transition – market
Timeframe[1]	Short-, medium-term	Short-, medium-, long-term
Impact (if not mitigated)	Moderate[2]	Moderate[2]
Response examples	• Supply chain decarbonisation • Engaging suppliers in low-carbon technology options for their operations • Reduced packaging weight	• Reduced packaging weight • Increased recycled content in packaging • Developing circular product offerings • Purchasing more sustainably-grown raw materials • Communicating these changes to consumers

Opportunities

Opportunity description	**Supply chain decarbonisation** Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers	**Innovation in sustainable products and packaging** Developing more sustainable products meets consumers increasing demands
Category	Transition – policy/legal	Transition – market
Timeframe[1]	Short-, medium-term	Short-, medium-term
Impact (if not realised)	Moderate[2]	Moderate[2]
Response examples	• Decarbonisation programme and capital investment in our operations • Renewable energy investments • Regenerative agriculture programme • Collaboration, partnerships and capability building within our supply chain	• Innovation to deliver more sustainable products (e.g. refillable and reusable packaging, alternative packaging materials) • ecoSPIRITS (reusable glass packaging format), lower waste, lower carbon distribution technology

(1) Timeframes chosen align to those used in our scenario analyses, where short-term (one to five years) reflects the typical strategic planning timeframe, medium-term (five to 10 years) includes the timeframe to 2030 which our scenarios model, and long-term (10 to 30 years) includes the timeframe to 2050 which is also modelled by our scenarios.
(2) 'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as an inability to service a significant portion of our customer base, or major reputational damage.

Integrating nature risk into our climate risk strategy

In alignment with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), we have commenced assessing our nature-related dependencies, impacts, risks and opportunities. We conducted a nature baseline across our supply chains during fiscal 24. We identified material pressures across the value chain and estimated our contribution to environmental impacts. We identified the geographic areas where these could be harmful to nature, using datasets covering four dimensions of nature: land, water, biodiversity and ecosystem services. Our assessment encompassed our agricultural upstream supply chains, our direct operations and an initial assessment of some of our packaging supply chains.

Results of our nature risk assessment

The greatest risks are to our agricultural raw material sourcing arising from water scarcity, as much of our agricultural materials are grown in water-stressed regions. The results aligned with the observations from our climate scenario analysis. The raw materials with the highest relative nature impact were assessed as agave, broken rice, sugarcane, sorghum and barley.

Although we have been conducting climate risk assessments for several years, this nature risk assessment is a new analysis and only a subset of ecosystem services could be incorporated into the model. We have made good progress on understanding our dependencies and impact on nature and have begun to weave nature into our broader strategy. We intend to continue our assessment of and response to nature-related dependencies, impacts, risks and opportunities, aligned to the recommendations of the TNFD.

Our strategy for grain-to-glass sustainability

Our 'Pioneer grain-to-glass sustainability' strategy acknowledges the breadth of the environmental and social consequences of a changing climate and our dependencies on nature and people. It recognises how interlinked these issues are and how deeply connected and dependent our value chain is on nature, broader society and its evolving expectations. We continue to learn and evolve our approach, aiming to take action where it has the most material impact.

Our targets are mapped against our most material issues, water and carbon, and reflect the complexity of the risks and opportunities we face. By taking action and delivering on our commitments, we are taking steps to make our business more resilient while preserving our licence to operate and grow.

Our carbon and water roadmaps outline the projects needed to deliver our 2030 targets. These plans are backed by capital investment and undergo regular and rigorous stress testing to build confidence in our ability to deliver our targets. We are learning and improving our plans and are extending them across our supply chain. Enhancing and digitising our sustainability data and reporting framework has and will continue to provide more detailed insight into what is required to deliver our strategy.

We expect to invest around $1.2 billion between 2020 and 2030 to accelerate our ambition to preserve water and take a more focused approach to carbon reduction, with around $0.3 billion invested so far. Much of the progress within our own operations comes from our sites in Africa and India. We are beginning to see the impact of our investments in our North America and Europe regions, with more action to come as we head toward 2030.

Preserve Water for life

Water is the most important ingredient in our products. It is also a precious shared resource that is facing increasing pressure in many parts of the world, due to the impacts of climate change and the competing demands for freshwater resources. As outlined in our physical risk assessment, it is our most important climate risk.

In fiscal 24, we undertook a detailed review of our water strategy to assess how we are addressing risks and opportunities and to further accelerate our impact and approach. The results of this review underpin our current four-pillar strategic approach, focusing on operations, supply chain, communities and advocacy. We are prioritising the integration of our water programmes with other actions we are taking to address impacts on climate, nature and people. For example, a key development in our refreshed strategy is that we will extend our water replenishment and collective action programmes to include indirect water use in our upstream supply chain. As a result, we will increase the number of our priority basins to prioritise action. We will also better leverage our brands to deliver on our goals and increase our focus on engaging with governments to encourage progressive climate and water policy and investments. Our ambitious action on water will help to ensure our sites, supply chains and communities build resiliency in a changing climate.

Water efficiency

Target by 2030
Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas

Percentage change in water efficiency index from the prior year – in water-stressed areas

(6.2)%$^{\Delta}$


(6.2)%
100.0%
(16.1)%
83.9%
(5.2)%
78.7%
60.0%
Fiscal 20 baseline
Fiscal 21-23 change
Fiscal 23 cumulative
Fiscal 24 change
Fiscal 24 cumulative
Fiscal 30 target

Target by 2030
Reduce water use in our operations with a 30% improvement across the company

Percentage change in water efficiency index from the prior year – across the company

(3.7)%$^{\Delta}$


(3.7)%
100.0%
(12.3)%
87.7%
(3.3)%
84.4%
70.0%
Fiscal 20 baseline
Fiscal 21-23 change
Fiscal 23 cumulative
Fiscal 24 change
Fiscal 24 cumulative
Fiscal 30 target

Following a detailed review of our water use efficiency methodology in fiscal 23, we adopted an enhanced measurement methodology – the water efficiency index. This shows the aggregated change in water use efficiency across our production processes (brewing/packaging and distilling) weighted by their water use. Brewing/packaging do not require maturation; the process occurs closer to the sale of our products. However, distillation can occur years before a product is packaged and sold. Therefore, efficiency in brewing/packaging is measured against the litres of product packaged, while distillation efficiency is measured against the litres of pure alcohol (LPA) produced, addressing the maturation period. This year, we used 29,820 m3 of water for agricultural purposes on land under our operational control in Mexico and Türkiye. We report this separately from water used in our direct operations and do not include it in our water efficiency calculations. More detail can be found in our Reporting boundaries and methodologies section on pages 238-257. Our focus on water-stressed areas has continued to deliver strong water use efficiency performance with a 6.2% improvement versus fiscal 23 and 21.3% improvement since our fiscal 20 baseline. This was primarily driven by the continuous improvement initiatives at our sites in East Africa, where we further optimised our water recovery plants.

Our performance across the company on water use efficiency has improved by 3.7% in comparison to the previous year and by 15.6% since our fiscal 20 baseline[1]. We also delivered efficiency improvements in our Scottish sites, resulting from better performance of the reverse osmosis plant at our Cameronbridge site.

Four years into our action plan, we are ahead of our water use efficiency commitments, both globally and in water-stressed areas. Our efforts to date have been primarily focused on more established production regions with higher exposure to water-stress, like Africa and India. Future, planned divestments in areas where we have already made strong progress, for example Guinness Nigeria, may result in a slowed progress versus our baseline, however, we will continue to drive improvements at remaining sites and will take further action at our sites in Latin America, which have seen significant expansion.

As we continue to install or increase the capacity of water recovery technologies across our sites, the volume of water recovered and recycled from water-stressed areas reached 890,476 m^3 in fiscal 24 – equivalent to 17% of total water used in water-stressed areas.

Innovation and new technologies are critical to meeting our water use efficiency targets. We are partnering with Diageo Sustainable Solutions (DSS) to find, test and embed the new technologies into our roadmaps. In fiscal 24, we launched a DSS innovation round addressing five different water challenges, including water use efficiency and maximising the value of wastewater streams. We are concluding our 4T2 Sensor pilot at our Leven site, optimising water use associated with clean-in-place systems through sensor technology. We are now planning a scale adoption of this technology across other sites.

(1) Under the previous water efficiency methodology, water use efficiency per litre of product packaged (litres/litre) - across the company was 4.1Δ, measured in litres of water per litre of product packaged (litres/litre). The percentage change in litres of water used per litre of product packaged from the prior year - across the company was a 2.8%Δ improvement compared to fiscal 23 and 11.2% improvement compared to our fiscal 20 baseline. Water use efficiency per litre of product packaged (litres/litre) – water-stressed areas was 3.2Δ, measured in litres of water per litre of product packaged (litres/litre). The percentage change in litres of water used per litre of product packaged from the prior year – water-stressed areas was a 6.6%Δ improvement compared to fiscal 23. Under the new methodology, the water efficiency index – across the company was 84.4Δ and the water efficiency index – water-stressed areas was 78.7Δ in fiscal 24.

Water replenishment

Target by 2026
Replenish more water than we use for operations in water-stressed areas

Cumulative change in volumetric replenishment capacity of projects developed from fiscal 16 to fiscal 24

70%

2026 Target	100 %
2023 progress to date	71.5%
2024 progress to date	70.0%

Our water replenishment programme continues to deliver positive results, with another strong year delivering local water projects. We are on track to reach our 2026 target of replenishing more water than we use for our operations in water-stressed areas. In fiscal 24, we implemented projects that have the annual volumetric replenishment capacity of 1,230,000 m^3 [Δ] of water. Despite the cumulative progress against this target, the year on year performance can vary because of the multiple projects and performance changes. Cumulatively (fiscal 16 to fiscal 24) we have replenished 70% of our estimated fiscal 26 volume.

Overall, in fiscal 24, we completed 30 replenishment projects in 10 countries, cumulatively implementing over 120 projects between fiscal 21 and fiscal 24. In Jalisco, Mexico, we were proud to partner with the local authority to invest in a significant wastewater treatment plant, which will also redirect treated water to be used by local farms – delivering both water quality and water availability benefits to the catchment. In Kenya, we completed nine clean water and sanitation projects in schools and villages in our supply chain, as part of our replenishment programme. In Türkiye, we continued to progress our irrigation improvement project with our grape farmers, increasing the number of hectares of vineyards. Where appropriate, we implemented nature-based solutions which this year included reforestation in Kenya and infiltration in India.

An important part of our approach on water is that it remains people-centric. We have committed to providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials. In fiscal 23, we reached our 2030 target, meaning all nine of the markets included in our target invested in WASH projects since 2020. We will maintain this commitment, investing every year to 2030. For more information, refer to our ESG Reporting Index.

(Δ) Within PricewaterhouseCoopers LLP's (PwC's) independent limited assurance scope – see pages 258-261 of this Annual Report. For Reporting boundaries and methodologies, see pages 238-257

Water collective action

Target by 2030
Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact

Percentage of priority water basins with collective action participation

67%

2030 Target	12
2023 progress to date	6
2024 progress to date	8

Recognising that businesses need to partner with others to build climate resilience and ensure continuity of operations, our collective action programme embraces a collaborative approach towards water stewardship in our 12 priority water-stressed basins across 10 countries.

The collective action programme involves multi-stakeholder partnerships including other companies, NGOs, public sector organisations and communities. Together these partnership initiatives aim to pool knowledge, expertise and resources to identify and implement solutions to address shared water challenges.

In fiscal 24, through our partnership with The Nature Conservancy, we started two more collective action initiatives; one with WaterAid under the Lagos Aqua Initiative in Nigeria's Ogun basin to transform WASH services in Lagos; and another in the Gediz basin in Türkiye for conservation of water resources and enhanced fertiliser management.

We were named the basin champion for two more basins in fiscal 24 – the Santiago Lerma River Basin in Mexico and the Upper Godavari River Basin in India. This is in addition to being basin champion for Kenya's Upper Tana Basin. As basin champion, Diageo commits to providing overall leadership on efforts to rejuvenate selected basins. This is a strong reflection of Diageo's commitment to addressing shared water challenges and acknowledges that our efforts can only be successful when approached collectively.

Advocacy

Water is under pressure around the world, and the issues around preserving it are challenging and complex. It will take multilateral action to address the challenge of the water, climate and nature crisis. At COP28, we were among businesses calling for more action on water and climate resilience. We also attended the UN SDG Summit in New York and World Water Week in Stockholm to share our ambition and learnings, and advocate for more companies and partners to scale up collaboration. We are members of leading international organisations such as the Water Resilience Coalition, Alliance for Water Stewardship and we have strategic partnerships with WaterAid and The Nature Conservancy that support this call to action.

Our carbon commitment and learnings

We are committed to accelerating towards a low-carbon future and following a science-based approach to drive the pace and scale of change required. Our targets to achieve net zero emissions[1] demonstrate our commitment to mitigating our impact on climate change. To achieve this goal, we have developed decarbonisation roadmaps detailing the measures we are taking and will take to reduce emissions and ensuring that new sites are developed with low emission technologies embedded from the outset. Across our supply chain we are clear on the decarbonisation levers that we control and the solutions that require collaboration with others to progress.

We acknowledge that realising this scale of transformation will require partnering for systemic change and delivering decarbonisation solutions in areas outside our direct control. Not all of our suppliers and partners are at the same stage of the net zero journey, nor is the necessary external infrastructure always available at scale.

We recognise that policy frameworks and market signals are not always incentivising the necessary pace of change across all markets in which we operate. We are focusing on the areas where we can affect the biggest positive impacts across our value chain, partnering with others and advocating for change to unlock some of the external challenges we face. The pathway that we are pursuing, for the critical enablers that will be required to deliver against it, is outlined below.

Our risk assessment and scenario analysis inform us that consumer behaviour is an important transition risk and companies that do not decarbonise their operations will suffer, as consumers continue to demand more sustainable products. Decarbonisation requires investment and partnership by working with suppliers to innovate in low-carbon manufacturing techniques.

Our pathway to net zero[1]


NEAR-TERM TARGETS
LONG-TERM TARGETS
GHG emission targets set for 2015, 2007 baseline
GHG emission targets set for 2020, 2007 baseline
Absolute reduction SCOPE 1+2: (50)% SCOPES 1-3: (30)% 2007 baseline
'Spirit of Progress' targets set for 2030 + 2050
Science-Based Target Initiative approves near-term targets (2021)
RE100 50% renewable electricity sourcing by 2025
RE100 Direct Operations 100% renewable electricity sourcing
Absolute Reduction SCOPE 1: net zero SCOPE 2: net zero SCOPE 3: (50)% 2020 baseline
Net zero across total value chain (all emission scopes)
Absolute Reduction SCOPE 1: net zero SCOPE 2: net zero SCOPE 3: net zero 2020 baseline
2008
2015
2020
2024
2030
2050
First scotch bioenergy plants using distillery co-products in the world
Achieved (33)% reduction in Scope 1+2 emissions
Diageo joins RE100 commitment
Packaging initiatives lower Scope 3 emissions
Achieved 2020 targets - SCOPE 1+2: (50)% - SCOPES 1-3: (33)%
Diageo announces first carbon-neutral[3] distilleries[4]
Diageo joins Race to Zero Campaign
Published Diageo Net Zero Carbon Strategy
Biomass and solar investment across East Africa
Partnership with Encirc to produce net zero glass bottles
€100m investment to decarbonise St. James's Gate brewery announced
Investment to increase biomass, biogas & biofuel use across Scotch sites
Scale up of brands in EcoSPIRITS circular packaging EcoTOTE format
Continuation of direct operations Scope 1 and 2 GHG emission reduction plans (see approach below)
Continuation of Supply Chain Scope 3 greenhouse gas emission reduction plans (see approach below)

Our approach to delivery

Scope 1 (6%)[2]	Scope 2 (0.1%)[2]	Scope 3 (94%)[2]
1. Embedding energy efficiency into our processes. 2. Progressing to 100% renewable electricity, fuel and heat. 3. Renewable energy certificates, innovations, partnerships and carbon removals to close the gap[1].	1. Continue to switch to renewable electricity. 2. Create additional renewable energy capacity to power our sites, exporting surplus energy to the local grid, through on-site developments and using power purchase agreements.	For Scope 3 greenhouse gas emissions, we will shift our focus to delivering triple wins through a refreshed strategy focusing on three pillars of engagement, prioritising our level of engagement and investment to where we have the greatest level of control and in those areas that are most critical to our license to operate. These three workstreams include 1) Diageo enabled projects, 2) Strategic innovation and 3) Selective engagement (collaborative action).

Enabled by scalable technology and process innovations and transformational partnerships to decarbonise the end-to-end supply chain.

(1) Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science-based approach to net zero covers emission scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero.

(2) This is an estimate based on current management expectations; the underlying assumptions and future developments may change over time, which would cause changes to management expectations and this information. See pages 62-66 for more about the potential impact of climate change on Diageo and our current plans to manage and mitigate risks.

(3) 'Carbon-neutral' or 'carbon neutrality' refers to an outcome where GHG emissions have been neutralised through a combination of emissions reductions efforts and the purchase of carbon offsets/credits resulting in no net release of carbon dioxide. Any carbon offset purchases for discrete carbon neutral claims are specifically for certification and are not included in annually reported Diageo greenhouse gas emission footprint.

(4) Four carbon-neutral facilities have been assessed and certified using PAS 2060 – Carbon Neutrality Standard and Certification (Scope 1 and 2, Direct Operations boundary). We also require site emissions be reduced in alignment with an equivalent net zero trajectory, allowing less than 5-10% of residual emissions to be neutralised via the purchase of carbon offsets. Any purchased carbon offsets for these specific carbon neutral claims are not applied to fiscal 24 reported greenhouse gas emissions.

Emissions from our direct operations

Target by 2030

Become net zero carbon in our direct operations (Scope 1 and 2)

Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year

(10.7)%Δ


(10.7)%
100.0%
(14.7)%
85.3%
(9.1)%
76.2%
Net zero
Fiscal 20 baseline
Fiscal 21-23 change
Fiscal 23 cumulative
Fiscal 24 change
Fiscal 24 cumulative
Fiscal 30 target

In fiscal 24, we decreased greenhouse gas emissions from our direct operations by a further 10.7%, continuing our year-on-year reduction towards our 2030 target. Investing in renewable energy across our global footprint has enabled us to reduce our emissions, despite production increases in brewed and distilled volumes across several markets.

This year, our performance has benefitted from increased biomass use at our existing bioenergy plants in Mexico, East Africa and Scotland and further roll out of liquid biofuel at a number of scotch distillery and malting sites. We continue to use renewable natural gas in Canada and Scotland, where we directly contribute Diageo distillery co-product feedstock to generate our green gas certificates. We also reopened our iconic Port Ellen Scotch whisky distillery, operating on renewable fuel and electricity, with a carbon-neutral commitment.[1]

Across our other sites, we have been converting fossil fuel energy use to zero carbon renewable electricity. Several incremental projects at our packaging sites are expected to deliver their first full year of benefit in fiscal 25, with the switching of our Runcorn beer packaging site natural gas combined heat and power plant to imported renewable electricity through the grid.

Our continued reduction of greenhouse gas emissions has driven a cumulative saving of 23.8% in greenhouse gas emissions versus our fiscal 20 baseline. We have delivered these savings through investment in new and existing bioenergy plants in East Africa, Scotland, India and Mexico, where we have replaced fossil fuel use with liquid biofuel. We have also switched to renewable natural gas in Canada and Scotland.

We source renewable electricity in sites such as Africa and LAC that has helped us reduce our Scope 2 emissions from our fiscal 20 baseline.

We are rolling out innovative and proven technologies at our sites, guided by mature decarbonisation roadmaps and detailed capital investment plans. We are making progress on reducing our direct operations emissions, with our planned rate of reduction increasing as we approach 2030, through the optimisation of energy use and conversion to zero carbon renewable energy sources.

For more information on our use of renewable energy, please refer to our ESG Reporting Index.

(1) We assess and certify sites using PAS 2060 – Carbon Neutrality Standard and Certification (Scope 1 and 2, direct operations boundary). We also require that site emissions be reduced in alignment with an equivalent net zero trajectory, allowing less than 5-10% of residual emissions to be neutralised using the purchase of carbon offsets. Any purchased carbon offsets for these specific carbon neutral claims are not applied to fiscal 24 reported greenhouse gas emissions.

Total direct and indirect greenhouse gas emissions by region by year

Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e)

Region	2020	2021	2022	2023	**2024**
North America	127	125	100	83	**86**
Europe	152	129	145	195	**179**
Asia Pacific	32	10	10	9	**7**
Latin America and Caribbean	22	27	38	25	**9**
Africa	137	154	132	89	**77**
Diageo (total)	**470**	**445**	**424**	**401**	**358Δ**

Streamlined Energy and Carbon Reporting (SECR)

	2020	2021	2022	2023	**2024**
Total Global energy consumption (MWh)	3,310,508	3,396,078	3,560,231	3,502,997	**3,459,068**
Market based (net) intensity ratio of GHG emissions ($g\ CO_2e$ per litre of packaged product)	139	122	105	105	**96Δ**
Total UK energy consumption (MWh)	1,056,931	1,064,795	1,091,153	1,244,375	**1,247,734**
Direct (MWh)	924,022	927,917	951,302	1,097,353	**1,092,867**
Indirect (MWh)	132,910	136,878	139,851	147,021	**154,867**
Total UK direct and indirect GHG emissions (kt CO_2e)	86	71	84	136	**121**
Scope 1	86	71	84	136	**121**
Scope 2	0	0	0	0	**0**

(Δ) Within PricewaterhouseCoopers LLP's (PwC's) independent limited assurance scope – see pages 258-261 of this Annual Report. For Reporting boundaries and methodologies, see pages 238-257.

Emissions from across our value chain

Target by 2030

Reduce our value chain (Scope 3) carbon emissions by 50%

Percentage change in absolute greenhouse gas emissions (ktCO_2e) from the prior year

(5.0)%


(5.0)%
100.0%
19.5%
119.5%
(6.0)%
113.5%
50.0%
Fiscal 20 baseline
Fiscal 21-23 change
Fiscal 23 cumulative
Fiscal 24 change
Fiscal 24 cumulative
Fiscal 30 target

Our value chain (Scope 3 greenhouse gas emissions) target is to achieve an absolute reduction of 50% by 2030 (and 100% by 2050) compared to our fiscal 20 baseline. Compared to fiscal 23, our Scope 3 greenhouse gas emissions were reduced by 5%, a significant improvement on the previous year. Scope 3 performance depends on many internal and external factors. In the current year, the improvement has been driven primarily by resource efficiency, improved inventory management, fluctuating demand and logistics and distribution optimisation, partially offset by increased emissions capital expenditure associated with our grain-to-glass sustainability strategy.

Despite a positive performance in fiscal 24, we are still showing an increase of 13.5% compared to our fiscal 20 baseline, a year impacted by Covid-19, resulting in artificially low Scope 3 emissions. Performance since then has been impacted as a result of business growth and also a reflection of the challenge of reducing emissions across the value chain.

We recognise that external factors can help or hinder our intended progress. We are improving and refining our decarbonisation roadmap as we learn, leading to increased engagement and planning with key partners along our supply chain to address some of these opportunities and challenges. However, there are still many hurdles to overcome as outlined above in our pathway to net zero.

In fiscal 25, we will evolve our Science Based Targets Initiative (SBTi) targets by disaggregating our Forest, Land and Agriculture (FLAG) emissions for separate reporting where appropriate. As a first step, we are further analysing all categories of material emissions in our value chain to reflect the changes in our business since we first set SBTi targets. These steps, together with enhancements to our decarbonisation roadmap, will provide clearer direction for our business and our partners.

Moving towards regenerative agricultural sourcing

Businesses have a shared interest in helping to restore the natural resources on which we all depend. We are committed to making our agricultural supply chains economically, socially and environmentally sustainable.

Regenerative agriculture programmes

Target by 2030

Develop regenerative agriculture programmes in five key sourcing landscapes

Number of regenerative agriculture programmes initiated

3


5
2030 Target 5
2023 progress to date 1
2024 progress to date 4

In fiscal 24, we progressed our ambition to help farmers test regenerative agriculture across some of our key ingredients including barley, wheat and agave. Whilst these early stage programmes are important, we recognise the challenges facing regenerative agriculture. These can only be addressed through mobilising increased collective action, simplifying the ask of our suppliers and designing shared transition plans.

We launched three new regenerative agriculture programmes in the fiscal, with two in key geographies.

For the Scotch programme, 20 farms across three regions are participating and engaging with partners to reduce their carbon footprint and inform future agronomic improvements. Through our partnership with James Hutton Institute, we commissioned research trials on cover crops and seed mixes to analyse their ability to improve the soil. We have also looked at how to best integrate cover crops and seed mixing into rotations to reduce fertiliser application.

Our tequila regenerative agriculture programme has focused on delivering a robust baseline and agronomic assessment across 19 of our most strategic agave suppliers and on our own Don Julio agave farm. The results provided insights on how to decarbonise existing practices and improve nutrient management. We have set up a demonstration area on our farm to conduct improvement trials for engagement with our suppliers.

We entered the second year of the Guinness barley regenerative programme in Ireland. Through our collaboration with Agricarbon, our soil carbon measurement partner, on-the-ground field measurements have been used to establish a baseline which will act as a reference as we continue to identify additional levers to increase soil carbon stocks.

Making packaging more sustainable

We continue to respond proactively to legislation and consumer demand for sustainable products. We are committed to reducing our value chain carbon footprint by reducing packaging weight, increasing our recycled content, reducing single use packaging and deploying and scaling circular business models.

Many consumers want to transition to sustainable products but, in practice, experience barriers to being able to do so. To address these barriers, we are focused on value, desirability and delivering sustainable objectives. Aligning with our customers is critical to making progress alongside consumers. In anticipation of future trends, we are piloting a number of test and learn initiatives including circular business models.

We are leveraging Diageo-enabled initiatives and partnerships and supplier programmes. For example, we have partnered with ecoSPIRITS to pilot the use of refillable spirits packaging (ecoTOTES) in the on-trade across 18 markets over the next three years. Each refillable container is designed to be used up to 150 times and aims to eliminate up to 1,000 single-use bottles over their lifespan.

Other examples of how we are reducing our packaging footprint in fiscal 24 include:

- We launched our Baileys aluminium bottle in selected international airports. The new aluminium bottle is five times lighter than the traditional 70cl Baileys bottles, with an anticipated 44% reduction in carbon versus the current glass bottle.
- We rationalised select sizes of our glass beer bottle portfolio and launched our lightweight design, saving 3,000 tonnes of glass per annum.
- We redesigned our Johnnie Walker Blue Label range, reducing weight across the portfolio of sizes and contributing to the overall weight saving of 170 kilotonnes of glass purchased in the year.

Reducing packaging weight and increasing recycled content

Target by 2030

Continue our work to reduce total packaging and increase recycled content in our packaging (delivering a 10% reduction in packaging weight and increasing the percentage of recycled content in our packaging to 60%)

Percentage change of total packaging (by weight) in fiscal 24

(14)%


(14)%
100%
15%
115%
(16)%
99%
90%
Fiscal 20 baseline
Fiscal 21-23 change
Fiscal 23 cumulative
Fiscal 24 change
Fiscal 24 cumulative
Fiscal 30 target

In fiscal 24, we continued to focus our efforts across our core portfolio and we reduced our packaging weight by 14%, in comparison to fiscal 23. This is 1% below our 2020 baseline, despite increased production volumes from fiscal 20 to fiscal 24.

We have made significant progress in fiscal 24, with some pivotal shifts across our beer and ready to drink portfolios, transitioning targeted products to aluminium cans and saving 2,000 tonnes of glass per annum. Our ambition to eliminate cartons, wherever reasonably possible, has resulted in the elimination of 9 million cartons across our tequila portfolio – in particular, across our Don Julio range – reducing our packaging weight by 591 tonnes.

Change in percentage of recycled content (by weight) in fiscal 24

3%


60%

2030 Target	60%
2023 progress to date	39%
2024 progress to date	42%

In fiscal 24, our recycled content totalled 42%. For glass, we increased recycled content in our Cîroc portfolio to 26% and across our green glass, we continue to push towards 95%. We are working across our brands to obtain technical approvals of higher recycled content in our packaging and we continue to partner with suppliers and industry bodies.

We continue to trial increased recycled content in glass and while access to quality cullet remains a challenge in the industry, we are confident that we can adapt to the required changes and are already implementing higher recycled content across some of our brands, in both green and amber glass. Diageo remains committed to identifying collaborations and finding solutions to support improvements to infrastructure and availability of material. In North America, we launched the 'Don't Trash Glass' initiative during fiscal 23, a partnership with the Glass Packaging Institute and Glass King, to improve glass recycling rates. During its first year, the programme collected over 900 tonnes of glass and is now expanding into additional states.

For more information on rPET (recycled polyethylene terephthalate) in our plastic packaging, recyclability of our packaging and waste reduction efforts, refer to our ESG Reporting Index.

How we have reported consistently with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

In this year's disclosures, we have complied with the FCA's Listing Rule 9.8.6(R). Our climate-related financial disclosures are considered to be consistent with the TCFD's recommendations and recommended disclosures, as illustrated in the index below.

TCFD recommendation	Consistency
GOVERNANCE See page 61	
a. Describe the board's oversight of climate-related risks and opportunities.	Yes. See page 61.
b. Describe management's role in assessing and managing climate-related risks and opportunities.	
RISK MANAGEMENT See pages 62-66	
a. Describe the organisation's processes for identifying and assessing climate-related risks.	Yes. See pages 62-66. Having completed comprehensive risk assessments our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
b. Describe the organisation's processes for managing climate-related risks.	
c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.	
STRATEGY See pages 67-72	
a. Describe the climate-related risks and opportunities the organisation has identified over the short-, medium-, and long-term.	We have described risks and opportunities for our business, in all of our owned, operating locations and our most important third-party operations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under three climate-related scenarios. See pages 239-241. We have co-developed a scenario analysis tool with climate experts to enable regular updates to our scenario analyses.
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning.	
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	
METRICS & TARGETS See pages 67-72	
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 67-72.
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.	Yes for Scope 1 and 2. See page 70. We are working with global GHG accounting bodies and our suppliers to get more detailed Scope 3 data. As we refine our value chain data, we can be more specific about our GHG footprint.
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 67-72.

Our ESG *reporting approach*

Reporting transparently on the ESG issues that affect our business, and that our business creates, plays a vital role in delivering our strategy. It helps us to manage ESG risks, take opportunities and promote sustainable development everywhere we live, work, source and sell.

Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index each year, we also submit non-financial information to benchmarking and index organisations, including those listed on the Awards and ranking page of our website.

The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG regulation, frameworks and good practice. Since launching our 'Spirit of Progress' ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.

How we report to our stakeholders – our reporting suite


DIAGEO

Annual Report Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders. The performance of non-financial KPIs are integrated into the relevant focus area sections. The document also includes detailed non-financial reporting boundaries and methodologies.


Iconic brands
for iconic moments

Diageo.com Where, through the 'Spirit of Progress' section, we give more details of our approach and performance, with examples of our strategy in action.


DIAGEO

ESG Reporting Index Where we provide additional disclosures in line with the GRI (Global Reporting Initiative) Standards, UNGC advanced reporting criteria index and our response to the Sustainability Accounting Standards Board (SASB).

Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 100-105 of this Annual Report.

This non-financial and sustainability information statement provided on pages 75-76 provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

Non-financial and sustainability information statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Environmental matters				
1(a) environmental matters (including the impact of the company's business on the environment)	**'Spirit of Progress'**		• Global Environment Policy(1) • Sustainable Agriculture Guidelines(1) • Sustainable Packaging Commitments(1) • Partnering with Suppliers Standard(1) • Deforestation Guidelines(4) • Water Stewardship Strategy(4) • Net Zero Carbon Strategy(4)	p.48-50
	Pioneer grain-to-glass sustainability		• Reinventing Packaging Strategy(4) • Diageo Water Collective Action Implementation Guide(4)	p.61-73
Our people				
1(b) the company's employees	**Our people and culture**	• Talent and diverse workforce • Culture • Gender and ethnic diversity • Inclusive hospitality industry and communities	• Code of Business Conduct(2) • Great Britain / Scotland and Republic of Ireland Gender Pay Gap Report 2023(4) • Global Human Rights Policy(1) • Directors' Remuneration Policy(4)	p.55-56
	Champion inclusion and diversity	• Progressive marketing • Diverse suppliers		
	Health and safety	• Embedding culture of health and safety	• Global Health, Safety and Wellbeing Policy(1)	p.57-58
1(c) social matters	**'Spirit of Progress'**			p.48-50
	Promote positive drinking	• Tackling underage drinking • Changing attitude to drink driving • Make moderation aspirational • Marketing in a responsible way	• Global Marketing and Digital Marketing Policy(1) • Global Employee Alcohol Policy(1)	p.51-52
Human rights				
1(d) respect for human rights	**Human rights**	• Standing up for human rights	• Global Human Rights Policy(1) • Modern Slavery Statement(3) • Global Brand Promoter Standard(1) • Privacy Policy(1)	p.53-54
Anti-bribery and corruption				
1(e) anti-corruption and anti-bribery matters	**Doing business the right way**		• Code of Business Conduct(1) • Privacy Policy(1) • Global Tax Policy(1) • Global Information Management and Security Policy(4)	p.53-54
Business model				
2(a) a brief description of the company's business model	**Diageo's business model**	• Strategic Report • Business integrity • Assessing risk • Engaging stakeholders		p.12-23

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Risk management				
2(d) a description of the principal risks relating to the matters mentioned in subsection	**Our principal risks and risk management**	• Effective risk management • Principal risks	• Global Quality Policy[1] • Business Continuity Management Standard[4] • Risk Management Standard[4]	p.77-85
	Viability statement	• Viability statement		p.86
Non-financial performance				
2(e) a description of the non-financial key performance indicators relevant to the company's business	**Our performance: monitoring performance and progress**	• Our performance • 'Spirit of Progress'		p.26-27
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006				
(a) description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities;	**Pioneer grain-to-glass sustainability**	• Identifying climate risks and opportunities • Governance	See above under Environmental matters	p.61
(b) a description of how the company identifies, assesses, and manages climate-related risks and opportunities;		• Identifying climate risks and opportunities		p.62-67
(c) a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process;		• Our principal risk and risk management • Identifying climate risks and opportunities		p.78-85 p.62-67
(d) a description of— (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and		• Our principal risk and risk management • Identifying climate risks and opportunities		p.78-85 p.62-67
(d) a description of—(ii) the time periods by reference to which those risks and opportunities are assessed;		• Identifying climate risks and opportunities • Quantitative impact of transitions risks and opportunities • Our pathway to net zero		p.62-67
(e) a description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy;		• Identifying climate risks and opportunities • Identifying and assessing our transitions risks and opportunities		p.62-67
(f) an analysis of the resilience of the company's business model and strategy, taking into consideration different climate-related scenarios;		• Climate change resilience • Viability statement • Scenario analysis of physical risks		p.61-67 and p.86
(g) a description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets; and		• Our strategy for grain-to-glass sustainability		p.67-72
(h) a description of the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those key performance indicators are based		• Our strategy for grain-to-glass sustainability		p.67-72

(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct
(3) https://www.diageo.com/en/esg/doing-business-the-right-way/modern-slavery-statement
(4) Externally published documents on different subsites

Effective risk management

Well-managed risk-taking lies at the heart of our Growth Ambition. Effective risk management drives better commercial decisions, protects our assets and supports a growing, resilient and sustainable business.

Our approach

We believe that effective risk management starts with the right conversations to drive better business decisions. We identify and embed mitigating actions for material risks that could impact our current or future performance, and/or our reputation. Our risk management efforts aim to be holistic and integrated, bringing together risk management, internal controls and business integrity, ensuring that our activities focus on the risks that could have the greatest impact. We have recently reviewed and refreshed our principal risks and our risk appetite. Our approach is also structured to ensure that we take all reasonable steps to mitigate, but not necessarily eliminate, our principal risks in this context.

Accountability for managing risk is embedded into our management structures, an annual risk assessment establishes mitigation plans and monitors risk on a continual basis.

Risk is regularly assessed through the biannual Audit and Risk Committee (ARC) and our quarterly Risk and Controls (R&C) Steering Committee, a subgroup of ARC. The R&C Steering Committee provides oversight, guidance and co-ordination to key risks. The ARC has a holistic view of all key internal control and risk management activity, including risk management of fraud; the audit and risk programme; and business conduct and ethics. Both committees receive regular reports on the principal risks and the effectiveness of the actions taken to mitigate these risks. The Audit Committee, acting for the Board, independently reviews the risk assessments and reports. We use internal and external data to monitor our principal risks and to make proactive interventions. We also establish cross-functional working groups and use expert advice where necessary to ensure principal risks are effectively managed and, where appropriate, escalated to the R&C Steering Committee, ARC and Audit Committee for consideration.

Further details about our risk management approach are described in the Corporate Governance report on page 99 and in the Audit Committee report on pages 112 - 118.

Our principal risks

The Audit Committee considers principal risks to be the most significant risks faced by the group, including those that are the most material to our performance and that could threaten our business model or future long-term performance, solvency or liquidity. They do not comprise all the risks associated with our business and are not set out in priority order. Additional risks not known to management, or currently deemed to be less significant, may also have an adverse effect on the business. Our principal risks are considered over a three- to five-year timescale and we give consideration to risk velocity (how quickly the risk could materialise) to ensure appropriate mitigating actions are taken.

Risk appetite

The ARC and the Audit Committee have defined the group's risk appetite across our risk categories (Strategic, Financial, Operational and Regulatory). A three-point risk appetite scale (Averse, Cautious and Open) and appetite ratings have been applied, using both quantitative and qualitative criteria that align to the delivery of our Growth Ambition. This category-led approach enables practical application of risk appetite thresholds to all principal risks, which informs the level of mitigation required. Examples of risks for which we have an averse appetite include those that could: harm our people; impact product quality; cause us to market irresponsibly or act without integrity; and be non-compliant with laws and regulations, including those relating to financial reporting.

Risks that can be partially mitigated through insurance are also identified and evaluated. We purchase insurance for the most critical areas or where there is a legal requirement, seeking a balance between retained risk and risk transfer.

Emerging risks

The ARC and Audit Committee formally review emerging risks. Our Strategy and Controls, Audit and Risk Excellence teams undertake horizon-scanning to monitor any potential disruptions that could dramatically change our industry and/or our business, from both a risk and opportunity perspective, for the Executive Committee to understand the changing landscape and take appropriate actions.

We consider Artificial Intelligence (AI) to be a potential emerging risk, or risk driver for our principal risks, and we are currently developing our AI governance approach to ensure the right balance between opportunity and risk. We are also seeing additional emerging risk areas within existing principal risks, such as the increasing significance of third-party risks in areas, for example in cyber and data privacy; continuing changes in consumer demand and pervasive geopolitical tensions.

New principal risk

Last year we introduced a new emerging risk relating to our multi-year transformation programme. This year we are including this as a new principal risk.

OUR PRINCIPAL RISKS AND RISK MANAGEMENT *continued*

Gross Risk Movement

Refers to the gross movement in the risk, before mitigations and controls, from the prior year.

- Increasing
- Decreasing
- Stable

Risk Velocity is measured on the following scale:

- **Very rapid** – impact of the risk would be evident within a month
- **Rapid** – impact of the risk would be evident in a quarter
- **Slow** – impact of the risk would be evident within a year

Risk Appetite definitions are as below:

- **Averse** – avoid unnecessary risk where possible
- **Cautious** – willing to take strongly justified risks
- **Open** – willing to take justified risks

Strategic outcomes

- EG Efficient growth
- CVC Consistent value creation
- CT Credibility and trust
- EP Engaged people

V Risk included in viability assessment

This list does not include all of our risks, and the risks listed are not set out in order of priority.

Risk and impact	Mitigation plans and developments in fiscal 24
1. Climate change and sustainability EG CVC CT EP V **Risk Appetite** Cautious **Risk Velocity** Slow **Gross Risk Movement** Stable Failure of collective climate action to meet sustainability goals may result in severe warming of 4-5°C as per IPCC RCP8.5 modelling. Indeed any global warming above the Paris agreement target of 1.5-2°C carries substantial risks to society, and this scenario is increasingly likely. While Diageo is currently resilient to climate risks due to ongoing adaptation efforts, society is already facing a number of challenges, including water-stress, extreme weather events, temperature rises, food system impacts, biodiversity loss and ecosystem collapse. In response to this, governments are implementing increased regulation aimed at addressing these issues. Failure of the business to meet environmental sustainability goals could result in loss of licence to operate, financial loss, supply chain disruption and reputational damage amongst customers, consumers, investors and other stakeholders. Failure of the business to build climate resilient operations could result in the inability to operate and/or financial loss. Our assessment of the impact on our business has not changed year-on-year.	**Core mitigations:** • The cross-functional Climate and Nature Risk Steering Group sets our strategy for ongoing climate and nature risk assessment. Resource-scarcity issues have been identified and mitigated, especially within our agricultural ingredient sourcing strategy, for example developing more climate-resistant and higher-yielding varieties of sorghum for Kenya and Ghana. • Physical risk exposures have now been identified for more than 95% of sites globally and being built into site and category risk footprints. We have shifted our mitigations focus from risk understanding and quantification, to building further resilience in our sites and supply chain. • Our refreshed water strategy, is a 'grain-to-glass' approach which improves water use efficiency in operations, replenishes water in water-stressed catchments, provides clean water to our communities, supports farmers (especially smallholders), protects and restores nature and strongly advocates for more collective action to contribute to a positive water impact – ultimately to build resilience and enable growth. • Our 'Spirit of Progress' ambition was launched and operationalised to deliver against key targets and longer-term goals. As part of 'Spirit of Progress', we are focused on water and energy efficiency and switching to renewable energy. Our climate risk scenario modelling and mitigation plans incorporate the risk of a 4-5°C climate change scenario, which may arise as a result of collective climate action failure, as well as a moderate (2-3°C) scenario and a Paris-aligned (1.5-2°C) scenario. **Developments in fiscal 24:** • We continue to update our physical climate risk scenarios, which reflect the increase in climate extremes we are seeing today. • The importance of nature and its links to both climate mitigation and adaptation were increasingly highlighted at events like COP28. Several global reviews have highlighted 'the vital importance of protecting, conserving, restoring and sustainably using nature and ecosystems for effective and sustainable climate action'. • In fiscal 24 we trialled a shadow carbon price model in our capital expenditure strategy. We found that incentives to reach our Scope 1 and 2 greenhouse gas emissions targets proved more impactful than considering carbon pricing in our decision-making. We have increased our mitigations of this risk by - • Completing transition scenario analysis for our total business using an automated scenario analysis tool. • Further increasing the resource dedicated to the mitigation of climate impact within our sustainability, sourcing and finance teams. • Conducting a nature-baseline impact assessment, which provides deep insights on our business's baseline impacts on nature related to our direct operation activities, as well as our upstream sourcing of beverage raw materials and packaging materials.

Risk and impact	Mitigation plans and developments in fiscal 24
2. Regulation, trade barriers and indirect tax EG CVC CT V **Risk Appetite** Cautious **Risk Velocity** Slow **Gross Risk Movement** Stable In a volatile external landscape geopolitically and economically, we see risks associated with ongoing conflicts in Europe and the Middle East, global inflation, debt and energy price crises which cause pressures on public finances, resulting in the need to raise new tax revenue. In addition, public health concerns may lead regulators in major markets to ban or restrict the marketing or sale of alcohol, while increased trade tensions and/or fiscal pressures may prompt the introduction of additional trade barriers and/or disproportionate tax increases, all of which may result in financial loss.	**Core mitigations:** • We run multi-year public policy campaigns to minimise risk and unlock tax, trade and regulatory opportunities. We engage with multilateral organisations and at a market level with health and finance ministries. • We utilise economic modelling to demonstrate the impact of tax policy. • With respect to our Positive Drinking programmes, we work with international and market trade bodies who conduct scientific research which provides an evidence base for policy redevelopment. All opportunity and risk is assessed and detailed quarterly in a public policy dashboard to ensure the right resources are deployed against each. **Developments in fiscal 24:** • International organisations that influence governmental policy decisions on alcohol taxation are increasingly focusing on measures to increase the overall level of taxation on alcohol products, rather than more targeted measures to reduce harmful consumption. • Within these organisations, there have been some calls to differentiate between 'lower strength' and 'higher strength' alcoholic products, and in some areas, 'higher strength' has been framed as being more harmful. Such arguments can be used to support proposals that higher taxes should be levied on the consumption of 'higher strength' products. We have increased our mitigations of this risk by – • Expanding our advocacy efforts to challenge ineffective and discriminatory tax policies. We continue to engage positively with a wide range of international organisations to advocate for policies and interventions that promote positive drinking, whilst at the same not discriminating against our products.
3. Geopolitical volatility and business interruption EG CVC CT EP V **Risk Appetite** Cautious **Risk Velocity** Very Rapid **Gross Risk Movement** Stable Geopolitical forces, driven by several vectors globally, coupled with macroeconomic stress, increase the likelihood of international and domestic tensions, disputes, conflict, unrest, and crime. A significant interruption to our business due to external events (such as a public health threat/pandemic, war, or natural hazard) could restrict access to our products, negatively affect our operations and brands, or pose a threat to the safety of our employees; any of which could have a negative impact on our commercial and financial performance. Upcoming election cycles in some markets may lead to increased volatility.	**Core Mitigations:** • We have global policies and programmes in place, including the Global Corporate Security Policy, to protect our people, property, and business. In-market Corporate Security resources are in place for higher-risk markets. • We have a long-standing global Business Continuity Programme, including training, to enhance capability to react effectively to a crisis and minimise disruption. • Our global risk monitoring programme identifies emerging risks and supports avoidance and mitigation. • The global supply chain risk programmes we have implemented improve our ability to maintain operational processes through volatility. • Insurance policies are in place to protect against the financial consequences of covered events. • Our multi-channel product availability enables consumers to flexibly continue to purchase our products. • Our global 'Flex Philosophy' on working patterns and home working are well-embedded and supports business continuity. **Developments in fiscal 24:** • The outbreak of the conflict in the Middle East was the most significant development in fiscal 24, driving tensions and further hostilities within the region and impacting Red Sea shipping. The risk of further escalation remains. • Other disruptive vectors have impacted us in fiscal 24, such as the ongoing war in Ukraine, unrest in Latin America and elsewhere, and organised crime. These have been within the range of volatility predicted last year, and impacts have been limited and manageable. • We continue to monitor key and worsening regional tensions, and the risk of unrest related to the large number of elections taking place globally through the remainder of 2024. We have increased our mitigations of this risk by - • Enhancing our focus on the external environment and forecasting, given anticipated volatility. • Heightening scrutiny on organisational business continuity planning and crisis preparedness, including for risks relating to technology and supply chain. • Enhancing our travel risk management programme.

OUR PRINCIPAL RISKS AND RISK MANAGEMENT *continued*

Risk and impact | **Mitigation plans and developments in fiscal 24**

4. Macroeconomic and financial volatility

EG CVC V

Risk Appetite	Cautious
Risk Velocity	Rapid
Gross Risk Movement	Stable

Failure to react quickly enough to changing macroeconomic conditions and financial volatility could adversely impact financial performance. Macroeconomic conditions include GDP growth rates, inflation, other changes to consumer discretionary spending (e.g. unemployment), and global trade tensions. Financial volatility risk could arise from variability in financial markets, interest rate fluctuations and currency instability.

Core mitigations:
- We monitor locally and globally key business drivers and performance to prepare for rapid changes in the external environment, which we integrate into our market strategies to ensure we leverage the power of our total portfolio to recruit consumers.
- Central hedging and currency monitoring take place to manage volatility.
- Strategic analysis and scenario planning is managed at both a global and a local level, to strengthen market strategies and risk management across the business.
- We have multi-country investment and local sourcing strategies.
- There are dedicated cross-functional steering groups to manage acute issues including inflation.

Developments in fiscal 24:
- Macroeconomic growth is positive, but growth is slower than anticipated.
- Inflation rates, whilst slowing, remain elevated and interest rates remain relatively high. The cumulative effect of this longer period of sustained, elevated inflation intensifies pressures on both businesses and consumers. Sustained, elevated inflation and interest rates impact consumer spending power and businesses' ability to increase prices to offset rising input costs.

We have increased our mitigations of this risk by -
- Building greater capabilities to monitor, and act on, macroeconomic volatility, for example by developing greater visibility, resilience, and agility in supply chain management, as well as investing behind deeper consumer insights to understand how consumer behaviours are changing in the current economic environment.

5. International direct tax

EG CVC CT V

Risk Appetite	Cautious
Risk Velocity	Slow
Gross Risk Movement	Stable

Changes in the international tax environment may lead to additional compliance requirements, higher compliance costs, an increase in our effective tax rate, new tax exposures and additional uncertainty, which could result in financial loss.

Core mitigations:
- We monitor and, where appropriate, express views on the formulation of tax laws either directly or through trade associations or similar bodies.
- We continuously monitor the international tax landscape for new taxes and tax legislation introduced. We monitor and improve on our tax processes, data, and system capabilities to enable us to ensure compliance. We also seek to standardise, centralise and automate tax activities and controls, where possible, to improve efficiency.
- We continue to review and adapt our global transfer pricing policies to ensure profits are taxed in line with business activities and economic substance.

Developments in fiscal 24:
- The international tax environment continues to be challenging.
- Countries acting individually and collectively, for example, as part of the EU/OECD, continue to propose and introduce measures that may increase the tax burden of multinational companies.
- Governments continue to face various pressures and are looking to tax measures to influence corporate behaviour and to balance national budgets. These pressures are further exacerbated by ongoing global macroeconomic volatility coupled with geopolitical tensions and the challenging sustainability commitments made by governments.
- Tax measures resulting from these pressures may include changes to the corporation tax base or rates, increases in excise/customs duties, new taxes (e.g. on-line sales taxes) or a more aggressive approach to tax audits.
- The expansion of digital filing requirements, mandatory disclosure regimes and greater tax transparency in public reporting will likely add to the scrutiny of multinationals' tax affairs from tax authorities, NGOs, media and the general public.

Risk and impact | **Mitigation plans and developments in fiscal 24**

6. Supply chain disruption

EG CVC CT V

Risk Appetite	Cautious
Risk Velocity	Very rapid
Gross Risk Movement	Decreasing

Supply chain disruption occurs as a result of various factors, including but not limited to, demand volatility resulting from geopolitical tensions, increased likelihood of severe weather events, global macroeconomic conditions, or supply disruption resulting from cyber security threats, supplier failures, and regulatory changes. Supply chain disruptions can result in longer transit times, supplier insolvency and material shortages and therefore may have a negative impact on commercial and financial performance.

As the aftermath of the pandemic has diminished, and global supply chains have become more agile, the likelihood of a systemic global disruption has reduced. The focus on building resiliency in our own supply chains has reduced the impact of a potential disruption.

Core mitigations:
- The ongoing digital transformation of our supply chain has provided us with an end-to-end visibility enabling real-time scenario planning and faster, more intelligent decision-making.
- The process of end-to-end supply chain brand mapping identifies risks and mitigation plans at each node in our supply chain. Through this process, we proactively identify and create action plans for vulnerabilities, reducing the likelihood of disruption.
- We have an embedded Value Chain Risk Management process which allows us to identify and mitigate critical supplier risks.
- Our monthly scenario planning process allows us to anticipate and prepare for a range of potential futures within our supply chain. Through this scenario planning, we develop and track contingency plans and mitigation strategies.
- Our inventory management procedures at our supply sites and in-market locations allow for prompt responses to shortages and supply chain delays.
- Our logistics network is diverse with multiple ports, routes, transportation modes and alternative carriers, which reduces the likelihood of a disruption to our supply chain and the end customer.

Developments in fiscal 24:
- Geopolitical conflicts in the Red Sea have increased lead-times to Asia, Middle East and East Africa. Our supply chain has proven resilient through the disruption.
- There has been an increased number of cyber incidents in our extended supply chain.

We have increased our mitigations of this risk by -
- Transforming our processes including demand planning, end-to-end value chain assessments, cyber-health assessment programme and service level execution agreements for critical suppliers. We have further transformed and simplified our portfolio, adding agility across markets.
- Transforming our physical locations including increasing our operational resilience by adding capacity across multiple areas of our operations (including our Shenzhen Free Trade Zone hub), qualifying additional carriers, ports, and modes of transport to ensure less reliance on specific routes and expanding our distribution network to include regional hubs.
- Transforming our digital capabilities including deployment of advanced supply planning, artificial intelligence enabled logistics and the startup of our digital scenario planning have made us more connected and more resilient.

7. Cyber and IT resilience

EG CVC CT V

Risk Appetite	Cautious
Risk Velocity	Very Rapid
Gross Risk Movement	Stable

Sophisticated cyber security threats (both within our network and at third parties) continue to be prevalent. This could lead to theft, loss, and misappropriation of critical assets, such as personal and consumer data, and key operational systems. Inadequate IT resilience arrangements and greater dependence on third-party suppliers and externally hosted systems and processes could cause disruption to core business operations, resulting in financial loss, global regulatory enforcement, and reputational damage.

Core mitigations:
- Our cyber risk management framework continues to be embedded across markets and functions.
- We run a cyber security training and awareness outreach programme, including regular phishing exercises.
- We have an identity and access management framework in place.
- For critical applications we validate that disaster recovery plans are thoroughly tested and ensure that data backup and restore procedures work reliably.
- Our Security Operations Centre uses advanced technology to proactively detect and block attempted attacks.
- We perform secure assurance and compliance checks on our cloud-hosted IT service providers.
- Security controls are in place across our priority manufacturing plants.
- We have a robust and sustainable IT general controls environment.

Developments in fiscal 24:
- There is a steady increase in cyber-attacks across the manufacturing sector affecting IT landscapes and supply chains evidenced by recent attacks within the industry.
- Updating our cyber risk framework and processes to produce new and increased cyber-security disclosure reporting requirements.

We have increased our mitigations of this risk by -
- Strengthening our third-party cyber risk management programme to raise the minimum standards of cyber security across the supply chains of our critical non-IT suppliers.
- Implementing additional controls to support our cloud environments.

OUR PRINCIPAL RISKS AND RISK MANAGEMENT *continued*

Risk and impact | **Mitigation plans and developments in fiscal 24**

8. Business ethics and integrity

EG CT EP V

Risk Appetite	**Averse**
Risk Velocity	**Very rapid**
Gross Risk Movement	**Stable**

Diageo's geographic footprint coupled with the regulated nature of the beverage alcohol industry, cross-jurisdictional regulations that apply to our business and rapid changes in the technological landscape, mean that our people and operations have an inherent risk of breaching regulations (such as anti-corruption, money laundering, global competition, human rights, data protection and economic sanctions) or being seen to act in an unethical manner.

Globally we see a trend of increased regulatory expectations with new legal regimes being imposed, and a heightened enforcement stance being adopted by regulators across different markets in which Diageo operates.

Lack of an embedded business integrity culture could result in significant penalties, financial loss and reputational damage.

Although the gross risk has remained stable, across the different markets in which we operate there are increasing regulations from the governing bodies.

Core mitigations:

- Our Code of Business Conduct and supporting policies and standards on all elements of this principal risk set out compliance requirements which are then embedded throughout Diageo with regular training, communications, annual certification, and risk-based global and local engagement activities.
- Effective whistleblower mechanisms are in place for complaints to be raised, properly investigated and where required, remedial actions taken.
- Robust third-party due diligence procedures which identify key risks are required before entering into new business relationships.
- A well-embedded control assurance programme and centralised second line of defence continued to operate effectively throughout the fiscal.

Developments in fiscal 24:

- There have been increases in enforcement of bribery/corruption and related offences in the United States and United Kingdom, and enforcement related to applicable sanctions across the United States, European Union and the United Kingdom, since the start of the Russia/Ukraine conflict.
- Human Rights continues to be an area of high focus, with a growing number of countries transitioning from voluntary standards to legally mandated requirements.
- Data Privacy legislation is also broadening in scope, with the European Union developing a new digital agenda, with legislation covering data, digital competition and (AI), overlapping with GDPR. The US Securities and Exchange Commission recently issued new cyber-security disclosure requirements and India passed its first comprehensive data protection law in 2023 and enforcement commenced in 2024.
- Macroeconomic volatility and inflationary pressures are resulting in heightened regulatory scrutiny regarding competition.

We have added to our existing mitigations during the year by -

- Increasing our analysis on whistleblowing matters to further identify trends and insights and institute appropriate interventions.
- Forming a Fraud Risk Management Working Group and are developing our plans to put in place additional reasonable prevention procedures.
- Refreshing our human rights strategy and introducing new risk assessment tools for our direct operations and supply chain. Through this process, when potential risks are identified we put in place corrective action plans to mitigate the risk.
- Reviewing and updating our data privacy risk assessment process and framework and refreshing our identification, assessment and mitigation of risks.

Risk and impact | **Mitigation plans and developments in fiscal 24**

9. Consumer demand disruption

EG CVC CT V

Risk Appetite	**Open**
Risk Velocity	**Rapid**
Gross Risk Movement	**Stable**

Consumer demand, particularly in the short term, remains unpredictable due to macroeconomic volatility, with inflation and cost-of-living crises across many countries adversely impacting consumer priorities and spending power.

Longer term, consumer demand is also being shaped by the ongoing digitalisation of society; by shifts in socialising beyond traditional channels and venues; by changing health and lifestyle priorities; by new competitive adjacencies in the world of immersive entertainment; as well as by an increasing desire for moderation – both literally in terms of alcohol consumption and holistically in terms of time, social energy and financial resources. Inability to respond and adapt our products or processes to these disruptive market forces could impact our ability to effectively service our customers and consumers with the required agility.

Core mitigations:

- The long-term consumer shifts are mitigated through consumer strategies and products which anticipate altered demand. The short-term fluctuations in demand can be mitigated through improved agility and responsiveness. For example, if we anticipate a shift to at-home socialising, we pivot our marketing strategies accordingly.
- A large part of our mitigation strategy is our highly diversified portfolio of brands sold across the world, to ensure broad coverage of consumer occasions, geographies, trends and price points.
- We use a suite of proprietary and third-party data tools, including our brand guidance system, global performance suite and consumer choice framework which allow us to track and monitor long-range global trends, behaviours in TBA, brand health consumer sentiment.
- Data from across all sources guides decision-making through our end-to-end strategic cycle, at corporate strategy and market level, including our annual marketing business planning, integrated business planning, and monthly business performance management.

Developments in fiscal 24:

- Premiumisation in TBA remains a stable long-term trend but there has been a temporary deceleration at specific spirits price tiers following the end of a three year Covid 'super-cycle'. Fiscal 24 saw some abrupt shifts in consumer behaviour in some markets, whilst in others the change has been more gradual.
- As the rate of change of spirits premiumisation normalises, so too the new norms of socialising post-pandemic have begun to cement themselves. We see an enduring emphasis on socialising at home; the rise of non-traditional channels; a growing drive towards moderation; an increasing interplay between TBA and food; and a general expansion of the where and when of drinking alcohol that brings with it increased consumer demand for convenience.
- In addition to shifts in consumer behaviour, marketing's ability (in a general sense and not specific to Diageo) to align successfully with consumer values at scale, has grown more precarious. Growing cultural and political polarisation in many of the world's leading economies requires increasingly deft and sensitive brand building.

We have increased our mitigations of this risk by-

- Upgrading our demand radar tool, which allows us to model value- and volume-based projections at the market, sub-category and price tier level based on different macroeconomic factors.
- Upgrading our consumer choice framework data program, which will deliver our largest and most detailed quantitative study of TBA, with c. 200 million consumer data points across 77,000 respondents in 40 countries.
- Continuing to carve out distinct and non-overlapping cultural spaces for our brands. We choose our ambassadors and spokespeople with extreme care. However, as the marketing model leans more and more towards cultural vibrancy, the need to be part of the public conversation increases.

Risk and impact | **Mitigation plans and developments in fiscal 24**

10. Product quality and counterfeit

Risk Appetite	**Cautious**
Risk Velocity	**Rapid**
Gross Risk Movement	**Stable**

Accidental or malicious contamination of raw materials or finished product, and/or ineffective brand protection and intervention to address counterfeiting of our products supplied to market, could cause harm to consumers, damage our corporate and brand reputation and pose potential threats to our people due to the illicit nature of organisations involved in counterfeiting activities.

Core mitigations:

Product quality

- Food safety system standards (FSSC 22000) are implemented in wholly owned brewing and packaging sites. The majority of these sites are certified, with tracking in place and timelines agreed for the remaining sites with the exceptions being newly acquired and re-developed sites, where we are upgrading the systems to meet the standards.
- We monitor and track the Global Food Safety Initiative certification of our third-party operations, with the goal of all third-parties obtaining certification. Exceptions to this certification requirement are being managed based on risk and we exercise our right to audit where necessary.
- A product integrity testing programme is in place for all product categories. The scheme covers our sites and third-party sites. Results and improvement actions are actively tracked.
- We have robust, tested, processes in place to manage quality and food safety related incidents.

Counterfeit

- We have anti-counterfeiting measures embedded in our packaging to deter against reuse, making our products more difficult to copy.
- We run training and engagement programmes with law enforcement and customs officials across all high- and medium-risk markets, to ensure they are able to spot potential counterfeits and contact us for immediate action, and participate in industry initiatives to monitor and prevent counterfeiting activity, pursuing enforcement and prosecution where possible.
- We run training and awareness programmes with commercial teams and distributors across markets, to educate them on the appropriate response to potential counterfeit cases.
- We manage glass collection and recycling programmes in medium- and high-risk markets, to remove empty glass bottles from the counterfeit supply chain and prevent refilling.
- We run an online monitoring and take-down programme across high-risk e-commerce and social media platforms, and directly engage with these platforms to create awareness and stop counterfeit listings.

Developments in fiscal 24:

Product quality

- As our partnerships with new suppliers, third parties and M&A activities continue to change, we need to adapt and improve our supplier quality management, third-party producer quality management and acquisition quality management programmes.
- The number of food safety alerts raised by regulatory authorities in relation to alcoholic drinks continues to rise.
- As we explore new package formats, raw materials and processing solutions, these present new quality challenges and risks.

We have increased our mitigations of this risk by -

- Developing a formal food safety and quality culture programme, a food loss and waste standard and an environmental monitoring standard.
- Strengthening our hazard analysis, critical control point (HACCP) standard and rolling it out across manufacturing sites.
- Harmonising and strengthening our internal quality standards for our new and innovate packaging formats.
- Standardising the global approach to quality and food safety compliance with the development of a quality and food safety manual.
- Expanding our global quality standards to bring further rigour to our quality ways of working for non-alcoholic and ready-to-drink products.

Counterfeit

- Geopolitical tensions are growing globally, which may increase the existing counterfeit risk in some regions. Geo-economic pressures are also encouraging more consumers to seek out lower prices often from unregulated sources exploited by counterfeiters.
- Counterfeit glass and closure production is leading to more counterfeit production at scale.
- The growth of tequila has continued to see a rise in counterfeit tequila cases in some markets.
- The quality of counterfeits has continued to improve to the extent that consumers cannot readily distinguish between genuine and counterfeit.

We have increased our mitigations of this risk by -

- Changing our brand protection resourcing in China to a global model, ensuring we have the correct resource to mitigate the risk from high-quality counterfeit glass and closure production.
- Mapping local laws and regulations relating to the transit of counterfeit and decoded products, to allow us to implement strategies and alliances in the correct markets to mitigate against the cross-border risk.

Risk and impact | **Mitigation plans and developments in fiscal 24**

11. Transformation

Risk Appetite	**Cautious**
Risk Velocity	**Rapid**
Gross Risk Movement	**New risk**

Failure to execute strategic business transformation projects effectively, namely the implementation of SAP S/4 HANA, our 'Spirit of Progress' plan and our supply chain agility programme, could result in delays or changes to their expected benefits which may have a negative impact on our critical business processes or on our operating and financial performance.

As the external environment continues to change, the ambition and objectives of our strategic transformation initiatives may need to adapt which may require new and different capabilities and skills within our workforce and may negatively impact our ability to deliver the anticipated benefits in the time period expected, or at all.

In particular, failure to have the right strategic partnerships and talent in key positions to deliver and sustain our strategic business transformation projects may result in delays, unforeseen costs and other disruptions to our business, competitive positioning and financial performance.

Core mitigations:

- Key business transformation projects have steering groups in place led by a senior executive and regular progress updates are provided to the Executive Committee and Board (where relevant).
- We have succession planning processes to help ensure a pipeline of high-quality, diverse talent for the roles that are critical to our transformation projects.
- We have heavily invested into the transformation projects hiring additional employees fully dedicated to the projects and external consultants and partners who also bring in new skills. For example, we have partnered with SAP and IBM Consulting to redesign and improve Diageo's processes and enhance Diageo's business resilience and controls environment.
- We invest in new and emerging capabilities and provide training courses in key areas such as digital, ESG and leadership.
- We regularly horizon scan for important external changes that can impact us and our strategic transformation plans, such as evolving stakeholder expectations and heightened regulatory requirements, and adapt project plans accordingly.

Developments in fiscal 24:

- Market competition for key leadership and specialist talent remains strong, with the UK economy experiencing specific challenges, such as a shortage of skilled talent.
- We are part way through implementing multiple business transformation projects, with many key changes still to be delivered.

We have increased our mitigations of this risk by -

- Hiring a Chief Strategy and Transformation Officer in fiscal 24 to manage and deploy key business transformation projects and to help ensure these projects are governed appropriately.
- Embarking on a culture transformation journey to embed speed and agility across our business.
- Although implementing these projects carry significant risks, our mitigation strategies aim to gradually reduce these risks over time. For example, we have had to adapt to changes in consumer preferences by shifting priorities and resources to different productivity initiatives within our supply chain agility programme. Ongoing evaluation and adjustment of our risk mitigation strategies are essential for effectively managing the complexities of these projects.

Viability *statement*

The Directors have examined the group's long-term prospects to evaluate its sustainability. This examination encompassed an analysis of the group's operations, principal risks, as well as factors anticipated to influence its future performance, financial standing, cash flows, liquidity, and borrowing capabilities, as outlined in this Annual Report.

Assessment

To ensure an accurate assessment of the group's long-term viability, the Directors evaluated its overall funding capacity and available headroom to endure severe and plausible downside scenarios. Additionally, they conducted a thorough assessment of the significant risks confronting the group, including those posing a threat to its business model, future performance, solvency, or liquidity. This evaluation also included a review and understanding of the mitigating factors associated with each principal risk. A summary of these risks and their corresponding mitigating factors can be found in this Annual Report.

The viability assessment has three parts

Initially, the Directors assess the periods during which they reasonably expect the group to remain operational and fulfil its obligations. A three-year timeframe was deemed appropriate for this viability evaluation, aligning with the group's strategic plan and instilling a high degree of confidence in the assessment of viability. Subsequently, they evaluated the potential repercussions of severe yet plausible scenarios throughout this duration. It was determined that none of these scenarios, either individually or collectively, would cause Diageo to cease to be viable.

A summary of the modelled severe and plausible risks, along with the severity levels examined, is provided below.

Furthermore, the Directors analysed the group's liquidity sources to support both the strategic plan and the potential impact of severe scenarios over this timeframe. Diageo maintains continuous access to the debt capital markets and committed facilities throughout the viability period enabling the refinancing of any maturing debt or meeting new funding requirements under commercially acceptable terms. The group's liquidity is underpinned by a mix of short-term and long-term debt programmes, as well as $3.25 billion in committed credit facilities, available if necessary. Additionally, the group retains flexibility in reducing discretionary expenditures, such as acquisitions and capital outlays, and can temporarily suspend or reduce returns of capital to shareholders (dividends or share buybacks).

Risk scenarios modelled	Description and severity	Principal risks
Global economic downturn	Interest rate hikes and market instability, are reducing consumer confidence and sales volumes. Financial failures affecting cash deposits, and higher tax rates are reducing profitability. Sales: These factors will likely result in decreased sales volumes due to reduced consumer confidence, heightened price sensitivity, and increased volatility amongst suppliers.	Geopolitical volatility and business disruption Supply chain disruption International direct tax
Increased geopolitical tensions	Increased geopolitical tensions result in increased cyber-attacks on direct operations and third-party suppliers impacting supply operations across multiple Diageo sites and resulting in production downtime. Cash repatriation also poses a cash availability risk. Sales: Lost sales from adverse impact on consumer demand/availability, production downtime and route-to-market disruption.	Cyber and IT resilience Geopolitical volatility and business disruption Consumer demand disruption
Consumer choice changes and regulatory impact	This year's modelling expanded to include regulatory fines and product recalls. Shifting consumer preferences away from alcohol due to changing lifestyles and social habits, alongside fragmented demand reflecting personal values, leads to decreased sales and profitability as consumers abstain from purchasing our products. Additionally, high public debt levels and increased anti-alcohol pressure prompt governments to impose excise increases, restrictive trade measures, or excessive regulatory actions, resulting in lost sales to the no and low segment and reduced sales growth. Moreover, increased excise taxes further reduce profit. Sales are anticipated to decline due to shifting consumer preferences away from alcohol, government actions, and increased regulatory scrutiny.	Regulation, trade barriers and indirect tax Consumer demand disruption
Climate change and natural hazard	Increasing global temperatures impact our ability to make products due to constrained water supply, leading to a rotational short-term shutdown occurring across some of our water-stressed sites. Climate change drives increasing costs of raw materials, while the acceleration of taxation against carbon use increases our operational costs. Extreme weather events occur more frequently, impacting our supply facilities, causing production outages. The assumptions associated with this scenario are based upon our TCFD scenario modelling, and applied to a three-year period. Sales: Loss of sales due to operational outages as a result of ceasing of production at water-stressed sites, and the impact of extreme weather events.	Climate change and sustainability Supply chain disruption Geopolitical volatility and business disruption
Combined scenarios	The highly unlikely event of the combination of all of the above scenarios occurring at the same time.	

Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Conclusion

On the basis described above, the Directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

This Strategic Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 29 July 2024.

Governance report

Contents

Supporting the business through *Leadership*



Dear Shareholder

It is with great pleasure that I present, on behalf of the Board, the corporate governance report for the year ended 30 June 2024. This report summarises how Diageo's leadership and governance structures have supported Diageo during the course of the year in seeking to achieve long-term sustainable success.

The Board is committed actively to creating long-term sustainable growth and delivering shareholder value. We aim to do so by building Diageo's business through a portfolio of leading international brands, aligned to the highest growth categories and core industry trends. This year has seen continued volatility in consumer markets in a number of different geographies. In such a challenging external environment, it is particularly important that Diageo has resilient leadership, with a clear strategy, underpinned by strong values and culture, while remaining agile and adaptable, moving swiftly to respond to consumer trends and opportunities. It is the Board's responsibility to ensure that the company has the leadership required to achieve its long-term success and that management has the strategic direction and aims to achieve its growth ambition, supported by and centred on a strong, values-based culture.

While navigating the current turbulent external environment, we have continued to invest behind the business, ensuring that Diageo is well-positioned in key categories and to take advantage of opportunities in fast-moving consumer trends. We look to manage our capital allocation in an appropriate manner, investing in growth areas, managing our portfolio, resources and footprint to optimise efficiency and focusing resources where they are most effective.

Leadership has been an area of particular focus for directors recently as we look to build the future composition of the Board, reflecting changes in some key roles through the coming months and into the second half of fiscal 25. We aim to have a balanced and experienced Board, comprising a diverse range of individuals with different skills and from different backgrounds, with an ability to express informed and independent views and opinions. With the recently announced new appointments to the Board, I am confident that Diageo will continue to have the effective and resilient leadership required to achieve its growth ambition over the long term.

Javier Ferrán (Chair)

Compliance with the UK Corporate Governance Code

The Board considers that, for the year ended 30 June 2024, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code).

The table below details where content complying with the Code's requirements can be found.

Visit diageo.com for more information.

1	**Board Leadership & Company Purpose**		
A.	**Board of Directors**	Board of Directors	92
		Board Chair Succession	119
		Performance Evaluation	105
B.	**Purpose, Values and Culture**	Our Business Today	4
		'Spirit of Progress'	48
C.	**Resources and Control Framework**	Business Model	12
		Our Principal Risks and Risk Management	77
		Corporate Governance Structure and Division of Responsibilities	91
D.	**Stakeholder Engagement**	Stakeholder Engagement	100
		Section 172 Statement	9
E.	**Workforce Policies and Practices**	Our Business Today	4
		'Spirit of Progress'	48
		Doing Business the Right Way	53
		Business Integrity Programmes	114
2	**Division of Responsibilities**		
F.	**Role of the Chair**	Letter from the Chair of the Board of Directors	88
		Corporate Governance Structure and Division of Responsibilities	91
		Performance Evaluation	105
G.	**Division of Responsibilities**	Corporate Governance Structure and Division of Responsibilities	91
		Composition of the Board	96
H.	**Role of the Non-Executive Director**	Corporate Governance Structure and Division of Responsibilities	91
		Board of Directors	92
I.	**Board Policies, Process, Information, Time and Resources**	How the Board monitors Culture	108
		Duties of the Board	96
		Board Activities	99
3	**Composition, Succession and Evaluation**		
J.	**Appointments to the Board**	Board Chair Succession	119
		Champion Inclusion and Diversity	59
		Recruitment and election procedures	119
K.	**Board Skills, Experience and Knowledge**	Composition of the Board	96
L.	**Board Evaluation**	Performance Evaluation	105
4	**Audit, Risk and Internal Controls**		
M.	**Independence, and Effectiveness of Internal and External Auditors**	Audit Committee Report	111
N.	**Fair, Balanced, and Understandable Assessment**	Directors' Confirmations	110
O.	**Risk and Internal Controls**	Corporate Governance Structure and Division of Responsibilities	91
		Our Principal Risks and Risk Management	77
5	**Remuneration**		
P.	**Alignment to Purpose, Values and Long-Term Success**	Remuneration Committee Chair's letter	122
		Remuneration at a Glance	125
		Director's Remuneration Policy	128
Q.	**Remuneration Policy**	Remuneration Committee Chair's letter	122
		Director's remuneration policy	128
R.	**Independent Judgement and Discretion**	Remuneration Committee Chair's letter	122
		Consideration of wider workforce remuneration	133

Fiscal 24 Board Attendance	Annual General Meeting 2023	Board (maximum 6)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 6)
Javier Ferrán	✓	6/6	–	5/6	–
Debra Crew	✓	6/6	–	–	–
Lavanya Chandrashekar	✓	6/6	–	–	–
Susan Kilsby	✓	6/6	5/5	6/6	6/6
Melissa Bethell	✓	6/6	5/5	6/6	6/6
Karen Blackett	✓	6/6	4/5	6/6	5/6
Valérie Chapoulaud-Floquet	✓	5/6	4/5	5/6	5/6
Sir John Manzoni	✓	6/6	5/5	5/6	6/6
Alan Stewart	✓	6/6	5/5	6/6	6/6
Ireena Vittal	✓	6/6	5/5	6/6	6/6
Former Directors					
Lady Mendelsohn[1]	N/A	1/1	1/1	1/1	1/1

(1) Lady Mendelsohn retired from the Board prior to the company's Annual General Meeting on 28 September 2023.

Enabling our *Growth Ambition*

Achieving Diageo's Growth Ambition is dependent on our Board and Executive Committee providing effective leadership for long-term sustainable success, despite challenges in the external environment.



Highlights of fiscal 24

- Shaping Diageo's future through our business transformation projects, across our supply chain and systems infrastructures, and the strategy refresh which led to creation of the Growth Ambition.
- Announcing changes in key Board roles to build our strong leadership during the next few months and into the second half of fiscal 25.
- Refocusing our culture on our core values and behaviours to embed agility and maintain our highly engaged, talented and diverse workforce.

Read more on pages 104, 107 and 108

Diversity

Diageo has a long-standing commitment to being an inclusive and diverse organisation, including at the most senior leadership levels. Our diverse Board composition has enabled Diageo to be ranked as one of the best performing FTSE 100 companies in terms of female representation, as recognised by the FTSE Women Leaders Review, and has met the Parker Review's target as to ethnic minority representation. As an example, three of the Board's most critical roles, Chief Executive, Chief Financial Officer and Senior Independent Director, are held by women.

Read more on pages 120-121

Building our leadership

During the year, the Nomination Committee and Board has been creating the leadership required at Board and Executive Committee levels to continue growing Diageo's business, including enabling smooth transitions in key roles including that of the Board Chair, Audit Committee Chair and Chief Financial Officer.

Board composition



Chair
Executive directors
Non-executive directors

Purpose, values and culture

The Board has a critical role in monitoring the degree to which culture and values are embedded within the company. A key part of this is the Board's workforce engagement programme which, during fiscal 24, enabled Non-Executive Directors, usually in pairs, to engage directly with over 500 colleagues from 12 markets and all functions, through eight virtual and seven in-person focus group sessions. Subjects being discussed varied broadly with a separate session being held on executive remuneration and reward policy. Attendee sentiment was also captured through a confidential survey following each session.

See pages 106-107 for details of the feedback received

Strategy refresh

Recognising the scale of Diageo's growth over the past several years and informed by shorter term external challenges, the Chief Executive has undertaken a review of Diageo's strategy during fiscal 24. This review has led to the launch of the Growth Ambition to focus priorities and drive future growth, which was approved by the Board at the Annual Strategy Conference in April 2024.

Read more on page 104

Corporate governance structure and division of responsibilities

Non-Executive Directors

Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Alan Stewart and Ireena Vittal

The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.

- Constructively challenge the Executive Directors
- Develop proposals on strategy
- Scrutinise the performance of management
- Satisfy themselves on the integrity of the financial information, controls and systems of risk management
- Set the levels of remuneration for Executive Directors and senior management
- Make recommendations to the Board concerning appointments to the Board
- Devote such time as is necessary to the proper performance of their duties

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at https://www.diageo.com/en/our-business/corporate-governance.



Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Risk & Controls Steering Committee
Business unit risk management

Senior Independent Director

Susan Kilsby

- Acts as a sounding board for the Chair and serves as an intermediary for the other Directors where necessary
- Together with the other Non-Executive Directors, leads the review of the performance of the Chair, taking into account the views of the Executive Directors
- Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary

Tom Shropshire

- The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
- Supports the Chair in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
- Advises on corporate governance matters
- Is a member of the Executive Committee as General Counsel

Chief Executive

Debra Crew

- Develops the group's strategic direction for consideration and approval by the Board
- Implements the strategy agreed by the Board
- Leads the Executive Committee
- Manages the company and the group
- Along with the Chief Financial Officer, leads discussions with investors
- Is supported in her role by the Executive Committee
- Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chair

Javier Ferrán

- Responsible for the operation, leadership and governance of the Board
- Ensures all Directors are fully informed of matters and receive precise, timely and clear information sufficient to make informed judgements
- Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision-making
- Ensures the effectiveness of the Board
- Engages in discussions with shareholders
- Meets with the Non-Executive Directors independently of the Executive Directors

Chief Financial Officer

Lavanya Chandrashekar

- Manages all aspects of the group's financial affairs
- Responsible for the management of the capital structure of the company
- Contributes to the management of the group's operations
- Along with the Chief Executive, leads discussions with investors
- Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
- Is a member of the Executive Committee

BOARD OF DIRECTORS

	Position	Board skills and competencies	Key external appointments
	**Javier Ferrán** N **Chair** **Nationality:** Spanish **Appointed:** Chair and Chair of the Nomination Committee: January 2017 (Appointed Chair Designate and Non-Executive Director: July 2016)	**Key strengths:** Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chair and leader of the Board	**Current external appointments:** Chair, International Consolidated Airlines Group, S.A. **Previous relevant experience:** Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc
	**Debra Crew** E **Chief Executive** **Nationality:** American **Appointed:** Chief Executive and Executive Director: June 2023	**Key strengths:** Has broad experience in various consumer products sectors at board, chief executive and management leadership levels, as well as over five years' experience in non-executive and executive roles at Diageo	**Current external appointments:** Non-Executive Director, Stanley Black & Decker, Inc. **Previous Diageo roles**: Interim Chief Executive; Chief Operating Officer; President, North America; Non-Executive Director, Diageo plc **Previous relevant experience:** Non-Executive Director, Newell Brands, Mondelēz International Inc.; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé, S.A., and Mars
	**Lavanya Chandrashekar** E **Chief Financial Officer** **Nationality:** American **Appointed:** Chief Financial Officer and Executive Director: July 2021	**Key strengths:** Brings broad financial expertise, commercial skills and strong consumer goods experience to manage the group's affairs relating to financial controls, accounting, tax, treasury and investor relations	**Previous Diageo roles:** Chief Financial Officer, Diageo North America and Global Head of Investor Relations **Previous relevant experience:** VP Finance, Global Cost Leadership and Supply Chain, Mondelēz International; VP Finance, North America, Mondelēz International; VP Finance, Eastern Europe, Middle East and Africa, Mondelēz International; various senior finance roles at Procter & Gamble
	**Susan Kilsby** A N R **Senior Independent Director** **Nationality:** American/ British **Appointed:** Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chair of the Remuneration Committee: January 2019)	**Key strengths:** Brings wide-ranging corporate governance and board-level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work	**Current external appointments:** Non-Executive Chair, Fortune Brands Innovations, Inc.; Non-Executive Director and Chair of Corporate Responsibility Committee, Unilever PLC; Non-Executive Director and Chair of Talent and Remuneration Committee, COFRA Holding AG; Member and Chair of Remuneration Committee, the Takeover Panel **Previous relevant experience:** Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior Independent Director, BBA Aviation plc; Chair, Shire plc; Chair, Mergers and Acquisitions EMEA, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L'Occitane International, Coca-Cola HBC, NHS England
	**Melissa Bethell** A N R **Non-Executive Director** **Nationality:** American/ British **Appointed:** Non-Executive Director: June 2020	**Key strengths:** Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board and committee levels across a range of industries, including retail, consumer goods and financial services	**Current external appointments:** Non-Executive Director, Tesco PLC, Exor N.V.; Senior Advisor and Director of investee companies, Atairos Europe **Previous relevant experience:** Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.
	**Karen Blackett** A N R **Non-Executive Director** **Nationality:** British **Appointed:** Non-Executive Director: June 2022	**Key strengths**: Brings expertise in marketing, media and the creative industries, as well as broad experience in public policy and strategic initiatives through a number of different government, industry and public bodies	**Current external appointments:** Chancellor, University of Portsmouth; Founding Trustee, BEO (Black Equity Organisation); Non-Executive Director, Creative UK **Previous relevant experience:** UK President, WPP plc; UK Race Equality Business Champion, HM Government; Business Ambassador, Department for International Trade, HM Government; Chairwoman, MediaCom UK & Ireland; Chief Executive Officer, GroupM UK, MediaCom UK; Chief Operations Officer, MediaCom EMEA; Marketing Director, MediaCom; UK Country Manager, WPP plc; Non-Executive Director, The Pipeline
	**Valérie Chapoulaud-Floquet** A N R **Non-Executive Director** **Nationality:** French **Appointed:** Non-Executive Director: January 2021	**Key strengths:** Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former CEO in the premium drinks industry	**Current external appointments:** Non-Executive Director, Lead Independent Director and Chair of Governance Committee, Danone S.A.; Non-Executive Director, Acné Studios A.B., Agrolimen S.A., Nextstage S.C.A.; Vice Chair, Sofisport **Previous relevant experience:** Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, Louis Vuitton, LVMH Group; President and CEO for North America, Louis Vuitton, LVMH Group; President South Europe, Louis Vuitton, LVMH Group; President & CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division USA, L'Oréal Group; Non-Executive Director, Jacobs Holding AG
	**Sir John Manzoni** A N R **Non-Executive Director** **Nationality:** British **Appointed:** Non-Executive Director: October 2020	**Key strengths:** Has strong commercial executive experience as a former CEO in the energy sector and non-executive board-level experience, including in the alcoholic beverage industry, as well as more recent expertise in public policy and government affairs	**Current external appointments:** Chair, SSE plc; Chair, Atomic Weapons Establishment; Non-Executive Director, KBR Inc **Previous relevant experience:** Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc
	**Alan Stewart** A N R **Non-Executive Director** **Nationality:** British **Appointed:** Non-Executive Director: September 2014 (Appointed Chair of the Audit Committee: January 2017)	**Key strengths:** Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee-level experience at industry institutions	**Current external appointments:** Non-Executive Director and Chair of Audit Committee, Burberry Group plc; Partner, Altair Advisory LLP **Previous relevant experience:** Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK; Non-Executive Director and Chair of the Remuneration Committee, Reckitt Benckiser Group plc
	**Ireena Vittal** A N R **Non-Executive Director** **Nationality:** Indian **Appointed:** Non-Executive Director: October 2020	**Key strengths:** Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer sectors and emerging markets, including India, as well as broad experience in non-executive board roles in the UK and India	**Current external appointments:** Non-Executive Director, Compass plc, Asian Paints Limited; Non-Executive and Lead Independent Director, Godrej Consumer Products Limited; Director and Member, UrbanClap Technologies India Private Limited; Advisory Board Member, Russell Reynolds Associates **Previous relevant experience:** Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Wipro Limited, Housing Development Finance Corporation Limited, Titan Company Limited, Tata Global Beverages Limited, GlaxoSmithKline Consumer Healthcare

Board committees A Audit Committee E Executive Committee N Nomination Committee R Remuneration Committee ● Chair of the committee

Board committees A Audit Committee E Executive Committee N Nomination Committee R Remuneration Committee ● Chair of the committee

EXECUTIVE COMMITTEE


1


2


3


4


5[1]


6


7


8


9


10


11

Debra Crew and Lavanya Chandrashekar are also members of the Executive Committee.

Their biographies can be found on page 92.

(1) John Kennedy, who had previously been a member of the Executive Committee, most recently as President, Europe and India, from July 2016 until December 2022 when he left the company. He rejoined the company and was reappointed to the Executive Committee as President, Europe in January 2024.

	Position	Key external appointments
1	**Ewan Andrew** **President, Global Supply Chain & Procurement and Chief Sustainability Officer** Nationality: British Appointed: September 2019	Current external appointments: Member, Scotch Whisky Association Council, Scottish Business Climate Collaboration Board, One Planet Business for Biodiversity Board, Gartner Executive Advisory Board Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America and Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles
2	**Alvaro Cardenas** **President, Latin America and Caribbean** Nationality: Colombian Appointed: January 2021	Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia
3	**Cristina Diezhandino** **Chief Marketing Officer** Nationality: Spanish Appointed: July 2020	Previous Diageo roles: Global Category Director, Scotch & Managing Director, Reserve Brands; Managing Director, Caribbean and Central America; Marketing & Innovation Director, Diageo Africa; Category Director, Scotch Portfolio & Gins; Global Brand Director, Johnnie Walker Previous relevant experience: Corporate Marketing Director, Allied Domecq Spain; marketing roles, Unilever HPC US, UK and Spain
4	**Sally Grimes** **Chief Executive Officer, North America** Nationality: American Appointed: October 2023	Current external appointments: Director, Continental Grains Company Previous relevant experience: Chief Executive Officer, Clif Bar & Company; Group President, Prepared Foods, Tyson Foods; President, International & Chief Global Growth Officer, Tyson Foods; President, Gourmet Food Group and Chief Innovation Officer, Hillshire Brands Company
5	**John Kennedy** **President, Europe** Nationality: American Appointed: January 2024	Previous Diageo roles: President, Europe and India; President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland Previous relevant experience: Brand management roles, GlaxoSmithKline, Quaker Oats
6	**Daniel Mobley** **Global Corporate Relations Director** Nationality: British Appointed: June 2017	Previous Diageo roles: Corporate Relations Director, Europe Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office
7	**Hina Nagarajan** **Managing Director and CEO of United Spirits** Nationality: Indian Appointed: July 2021	Current external appointments: Non-Executive Director, BP p.l.c. Previous Diageo roles: CEO-Designate, United Spirits Limited; Managing Director, Africa Regional Markets Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India
8	**Dayalan Nayager** **President, Africa and Chief Commercial Officer** Nationality: South African/British Appointed: July 2022	Previous Diageo roles: President, Africa; Managing Director, Great Britain and Justerini & Brooks, Ireland and France, Global Travel; Regional Director, Global Travel Europe; Commercial Director, South Africa; Customer Marketing Director, South Africa; Key Account Director, South Africa Previous relevant experience: Various positions, Heinz, Mars
9	**John O'Keeffe** **President, Asia Pacific, Global Travel and India** Nationality: Irish Appointed: July 2015	Previous Diageo roles: President, Asia Pacific & Global Travel; President, Africa & Beer; CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions
10	**Louise Prashad** **Chief HR Officer** Nationality: British Appointed: January 2022	Previous Diageo roles: Global Talent Director; Talent & OE Director, Africa; HR Director, Europe, West Latin America and Caribbean, Global Functions; Talent and Learning Director UK, Ireland and North America; HR Director Great Britain; Global Supply; Global Commercial Previous relevant experience: various HR roles, Stakis Group and Hilton Hotels
11	**Tom Shropshire** **General Counsel & Company Secretary** Nationality: American/British Appointed: July 2021	Current external appointments: Member of the Court (Non-Executive Director), The Bank of England; Trustee, New York University School of Law; Member of the Steering Committee, The Parker Review; Interim Chair, Charity Projects Limited (Comic Relief) Previous relevant experience: Partner & Global US Practice Head, Linklaters LLP

Board of Directors

Composition of the Board

The Board comprises the Non-Executive Chair, two Executive Directors, the Senior Independent Director, and six independent Non-Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 92 and 93.

Inclusion and diversity

The Board sees championing inclusion and diversity as one of the key enablers for achieving Diageo's ambition. It is also a core principle of the company's global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, the Board has adopted a written Board Diversity Policy alongside Diageo's Code of Business Conduct and associated global policies, which set out Diageo's broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, ethnicity, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board's objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one Director from a minority ethnic group. As at 24 July 2024, women make up 70% of the Board and there are four Directors (40%) who self-disclose as being from minority ethnic groups. Further information about diversity at Board and senior executive levels can be found on page 121 and in the 'Our people and culture' and 'Champion inclusion and diversity' sections of the Strategic Report on pages 55-56 and 59-60 respectively. The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-diversity.

Outside interests and conflicts

The Board has adopted guidelines for dealing with conflicts of interest, with Directors' outside interests being regularly reviewed and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from Directors' other appointments as disclosed in their biographies.

Duties of the Board

The Board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2024 and is available at https://www.diageo.com/en/our-business/corporate-governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the company's 'Spirit of Progress' and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit Committee's roles in climate risk governance can be found on page 61. The terms of reference of Board Committees are reviewed regularly, most recently in July 2024, and are available at https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements

In January 2024, the Financial Reporting Council (FRC) published a new version of the UK Corporate Governance Code, which will apply to companies with a premium listing on the London Stock Exchange, including Diageo, for financial periods starting on or after 1 January 2025. Until such time, the principal corporate governance rules applying to Diageo for the year ended 30 June 2024 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the FRC, www.frc.org.uk. Diageo's statement as to compliance with the Code during the year ended 30 June 2024 can be found on page 89.
Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.

Compliance with US corporate governance rules

Under applicable SEC rules and the NYSE's corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company's website at www.diageo.com.

- Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with Section 172 of the Act, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company's workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above.
- Director independence: The Code requires at least half the Board (excluding the Chair) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo's Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently eight of Diageo's ten Directors are independent. Further details of this determination in relation to Alan Stewart, Non-Executive Director and Chair of the Audit Committee, are set out on page 97.
- Chair and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate Chair and Chief Executive.
- Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management present and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chair present at least annually to appraise the Chair's performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chair, meeting without the Executive Directors present five times and independent Non-Executive Directors meeting without the Chair or Executive Directors present twice.
- Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on pages 105-106 the results and means of its annual evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors' compensation in the Directors' remuneration report on pages 122-147.
- Code of ethics: NYSE rules require a Code of Business Conduct and Code of Ethics to be adopted for directors, executive officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all Directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOX. See page 115 for further details.
- Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Structure and division of responsibilities

The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on page 91. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee). There is a clear separation of the roles of the Chair, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and approved by the Board. A copy of this is available at https://www.diageo.com/en/our-business/corporate-governance. No individual or group dominates the Board's decision-making processes.

Further details on the Board Committees can be found in the separate reports from each committee on pages 111-147, and details of the Executive Committee can be found on pages 94-95.

Board skills and experience

Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing Directors, required skill sets or competencies, and the strategic requirements of the company. The key strengths and relevant experience of each Director are set out on pages 92 and 93, and a matrix of the Board's current skills and experience is set out below.


Banking and corporate finance
Commercial matters
Consumer products
Corporate governance
Emerging markets
Finance
Food and beverages
Government and public policy
General management
M&A
Media
Sales and marketing
Strategy
Sustainability
Technology
Transaction advisory

Independence

The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair the director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code and include, amongst other things, the fact that a director has served on the board for more than nine years. As noted in last year's annual report, Alan Stewart, who was first appointed to the Board in September 2014 and has therefore exceeded nine years on the Board, agreed to extend the term of his appointment to enable a smooth transition of the role of Chair of the Audit Committee. As announced on 20 February 2024, Julie Brown will be joining the Board and succeeding Alan as Chair of the Audit Committee with effect from 5 August 2024. Accordingly, Alan will retire from the Board immediately prior to the 2024 AGM and not stand for re-appointment. The Board considered the matter of Alan's independence in light of this extension and concluded that, notwithstanding his serving for more than nine years, he continues to make high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgement. In light of this assessment, originally made in July 2023 and recently confirmed by the Board, the Board has determined that Alan Stewart remains independent.

Board and Committee attendance

Directors' attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2024 is set out in the table shown on page 89. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2023 AGM was held as a combined physical and electronic meeting via a live webcast with all Directors attending either physically or by video link. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each Director was eligible to attend. The 2024 AGM is scheduled to be held on 26 September 2024.

Fiscal 24 Board activities timeline

During fiscal 24, there were several scheduled in-person meetings of the Board and its Committees as well as a number of ad hoc, out-of-cycle meetings held by video-conference and electronic approvals. During the year, most physical Board and Committee meetings were held at Diageo's office in London although the Board met in Chicago in October 2023. The Annual General Meeting was held in London in September 2023, enabling shareholders to engage directly with the Board. In April 2024, the Board meeting was preceded by the Annual Strategy Conference, a multi-day conference at which the Executive Committee and the Board review and discuss business strategy areas and initiatives, from which the annual cycle of strategic topics for consideration by the Board over the next 12 months is determined.

- Strategic and operational matters
- Risk mitigation, audit and assurance
- Environmental, social and governance matters
- Talent and people management

July 2023 – Board and Committee meetings – London, UK

- Review by Audit Committee of fiscal 23 reporting, external audit, preliminary results announcement, annual report and accounts, as well as internal audit, controls and business integrity matters
- Review by Audit Committee of non-financial disclosures, including TCFD compliant reporting
- Nomination Committee and Remuneration Committee meetings, focusing on executive reward cycle
- Board meeting, focusing on fiscal 23 full year performance and reporting, finance and governance matters, 'Spirit of Progress' programme, and workforce engagement activities

September 2023 – Board and Committee meetings and AGM – London, UK

- Nomination Committee meeting
- Board meeting, focusing on latest performance, reputation management and strategy, and various supply chain contract approvals
- Annual General Meeting, engaging with shareholders and investors with presentation and Q&A session, and voting on resolutions

October 2023 – Board and Committee meetings – Chicago, Illinois, USA

- Audit Committee meeting, with a focus on principal and emerging risk reviews
- Nomination Committee and Remuneration Committee meetings
- Multi-day board meeting, focusing on latest performance, North America business and operations, including customer and on-premises visits and a production facility tour, Africa strategic review, digital marketing, and values, behaviours and culture

December 2023 – Board and Committee meetings – London, UK

- Audit Committee meeting, with a focus on principal and emerging risk reviews, internal audit, controls and business integrity matters, and preparation for half year results review
- Nomination Committee meeting
- Board meeting, focusing on latest performance, global travel, business development, inclusion and diversity, and board evaluation feedback

January 2024 – Board and Committee meetings – London, UK

- Audit Committee meeting, focusing on half year reporting and interim results review, as well as internal audit, controls and business integrity matters
- Nomination Committee and Remuneration Committee meetings
- External speaker on cyber security preparedness
- Board meeting, focusing on fiscal 24 half year performance and reporting, finance matters, workforce engagement activities, and supply chain contract approvals

April 2024 – Annual Strategy Conference, Board and Committee meetings – London, UK

- Annual Strategy Conference, focusing on business transformation, key regional strategies, innovation, whisky, and business planning
- Board review and approval of materiality assessment results and refresh of 'Spirit of Progress' programme
- Audit Committee meeting, with a focus on principal and emerging risk reviews, internal audit, controls and business integrity matters
- Nomination Committee meeting, focusing on Executive Committee succession planning, and Remuneration Committee meeting
- Board meeting, focusing on finance matters, business development, reputation management, supply chain footprint and approvals

June 2024 – Committee meetings – London, UK

- Audit sub-committee meeting, focusing on progress in relation to audit and year end reporting
- Review of preparation of non-financial reporting and disclosures, including TCFD compliant reporting
- Remuneration Committee meeting, focusing on executive reward cycle

Appointment and re-appointment at AGMs

The Chair has confirmed that the Non-Executive Directors standing for re-appointment at this year's AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page 89, Directors' attendance levels have been consistently high throughout the year ended 30 June 2024. Two proposed Directors, Julie Brown and Nik Jhangiani, will also stand for appointment. Further details, including biographies, are set out in the Notice of Meeting for this year's AGM.

Board activities

Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Areas of focus		Strategic outcomes	Stakeholders
Strategic matters	• Held a two-day Annual Strategy Conference (ASC) focusing on key strategic matters, including implementation of strategic transformation programmes, regional reviews of North America and Asia Pacific, whisky strategy, developments in the group's ESG programme including 'Spirit of Progress' • Regularly reviewed the group's performance against the strategy • Received reports on the financial performance of the group as against the annual plan • Reviewed the group's governance frameworks for reputation management, tax strategy and policy • Received reports on the macroeconomic environment, socio-political matters and emerging trends • Carried out deep dives into key strategic topics including its operations, portfolio and footprint in North America and Africa, its digital marketing strategy, and its global travel business	EG CVC	Consumers, Communities, Customers, Investors
Operational matters	• Reviewed and approved the group's three-year plan and annual funding plan, insurance, banking and capital expenditure requirements • Regularly reviewed and approved the group's M&A and business development activities, reorganisations and various other projects • Reviewed the group's internal culture and values, including in respect of diversity and inclusion, values and behaviours • Approved capital expenditure investments, and various significant procurement, systems and other contracts, having taken into consideration financial, operational, sustainability and other ESG related factors • Reviewed the company's capital allocation, funding and liquidity positions, and those of its pension schemes • Reviewed and approved the company's return of capital proposals, including interim and final dividends and share buyback programme • Approved new roles and appointments to the Board, including a new future Chair of the Board, a new Chief Financial Officer and a new Chair of the Audit Committee of the Board • Acting through the Nomination Committee, reviewed the company's succession planning and talent strategy	EG CVC EP	People, Suppliers, Consumers, Customers
ESG matters	• Supervised conduct of double materiality assessment, reviewed progress in relation to the group's 'Spirit of Progress' programme and refreshed the programme in light of the initial double materiality assessment results • Received reports on workforce engagement over the year • Received regular investor reports • Received regular updates on ESG matters and progress towards 'Spirit of Progress' targets • Engaged an external facilitator to carry out evaluation of the Board's performance, reviewed results and agreed action points • Reviewed schedule of matters reserved for the Board and terms of reference of its Committees	CT EP	People, Communities, Investors, Government and Regulators
Assurance and risk management	• Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk • On the recommendation of the Audit Committee, approved the company's risk footprint, including reviewing and updating the principal risks • On the recommendation of the Audit Committee, approved the company's filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and Annual Report	CVC CT	Investors, Government and Regulators

Strategic outcomes key

- EG Efficient growth
- CT Credibility and trust
- CVC Consistent value creation
- EP Engaged people

Stakeholders key

- People
- Customers
- Communities
- Government and Regulators
- Consumers
- Suppliers
- Investors

Stakeholder *engagement*

We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests in our decision-making and communicating with them on a regular basis. This dialogue helps us build trust and respect and make choices as a business that help shape the role we play in society.

The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture. Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company's statement on Section 172 of the Companies Act 2006 set out on page 9, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.

Stakeholder and why we engage

Our people

- People are at the core of our business
- We aim to build a trusting, respectful and inclusive culture where people feel engaged and fulfilled
- We want our people to be treated with dignity at work and their human rights respected

What we believe matters most to them

- Prioritisation of health, safety and well-being
- Learning and development opportunities
- Purpose, culture and benefits
- Contributing to the growth of our brands and performance
- Promotion of inclusion and diversity
- Sustainability and societal credentials

How the Board seeks to engage

- Active dialogue maintained throughout the year as part of the Board's ongoing workforce engagement programme
- Direct engagement through visits to offices, production and supply chain sites during the year
- Indirect engagement through feedback from works councils, employee and workforce forums, community groups, Your Voice and pulse surveys and townhall meetings

Reporting to the Board

- Regular reports from workforce engagement activities
- Feedback through employee surveys, including annual group-wide Your Voice survey
- Sessions on different aspects of culture, values and behaviours at Board meetings led by Chief HR Officer

Upcoming priorities

- Maintaining focus on simplifying internal processes, including upgrading and transforming business operations and systems
- Continuing workforce engagement activities including as part of business transformation implementation and change management

Consumers

- Understanding our consumers is critical for our business's long-term growth
- Consumer motivations, attitudes and behaviours form the basis of our business strategy, brand marketing and innovation
- We want consumers to enjoy our products responsibly and for them to 'drink better, not more'

What we believe matters most to them

- Choice of brands for different occasions, including no- and lower-alcohol
- Innovation in heritage brands and creation and nurturing of new brands
- Responsible marketing
- Great experiences
- Product quality
- Sustainability and societal credentials
- Price

How the Board seeks to engage

- Monitoring consumer behaviours, motivations and insights
- Responding to and anticipating emerging consumer trends as part of strategic sessions, including the Annual Strategy Conference
- Regular review of business development opportunities, including active brand portfolio management
- Review of innovation pipeline as part of the Annual Strategy Conference

Reporting to the Board

- Regular performance updates by the Chief Executive, including on key consumer trends
- Papers prepared by strategy team on evolving consumer behaviours globally and in key regions
- Regular updates by Business Development and Innovation teams on organic and inorganic opportunities and portfolio choices

Upcoming priorities

- Ongoing review of portfolio and category participation opportunities
- Developing pipeline of innovation informed by consumer insights
- Enhancing marketing effectiveness through detailed understanding of consumer motivation, globally and by region or market

Stakeholder and why we engage

Customers

- Our customers are a broad range of businesses, large and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce
- We want to nurture mutually beneficial relationships to deliver joint value and great consumer experiences

What we believe matters most to them

- A portfolio of leading brands that meets evolving consumer preferences
- Identification of opportunities that offer profitable growth
- Insights into consumer behaviour and shopper trends
- Trusted product quality
- Innovation, promotional support and merchandising
- Availability and reliable supply and stocking
- Technical expertise
- Joint risk assessment and mitigation
- Sustainability and societal credentials

How the Board seeks to engage

- Regular review of innovation pipeline and inorganic opportunities to ensure a broad portfolio at multiple price points
- Review of supply chain footprint to ensure efficient delivery of products to customers
- Direct engagement with key customers during market visits

Reporting to the Board

- Regular performance updates by the Chief Executive, including customer and route-to-consumer concerns
- Deep dive reviews on key regions or markets, such as Great Britain and North America, including consideration of key customer relationships and ways of working

Upcoming priorities

- Scheduling face-to-face meetings for Directors to meet representatives of key customers during market visits and throughout Board calendar
- Enhancing relationships between the company and its customers through engagement opportunities

Suppliers

- Our suppliers, service providers and agencies are experts in their fields
- We rely on them to deliver high-quality products and market responsibly
- We collaborate with them to improve our collective impact, ensure sustainable and resilient supply chains, and make positive contributions to society

What we believe matters most to them

- Strong, mutually beneficial partnerships
- Strategic alignment and growth opportunities
- Fair contract and payment terms
- Collaboration to realise innovation
- Consistent performance measures
- Joint risk assessment and mitigation
- Sustainability and societal credentials

How the Board seeks to engage

- Periodic review of supply chain footprint in key markets to ensure resilience and flexibility, monitoring environmental impacts and efficiencies
- Review and approval of material supply and procurement contracts including for critical raw materials
- Supporting management in improving supplier relationships through fair contract and payment terms, compliance with Diageo's 'Partnering with Suppliers Standard' and working collaboratively to mitigate environmental impacts and achieve ESG goals

Reporting to the Board

- Terms of material contracts with suppliers are reviewed by the Board
- Periodic updates provided to the Board in relation to supply chain agility programme rollout
- Proposals put to the Board include summaries of potential implications for suppliers as a key stakeholder group

Upcoming priorities

- Continued focus on rollout of supply chain agility programme
- Monitoring impact of supply chain disruption on operations
- Supervision of initiatives to improve sustainability and supply chain resilience

Communities

- We aim to create long-term value for the communities in which we live, work, source and sell
- We can help build thriving communities and strengthen our business through empowering people, increasing access to opportunities and championing inclusion and diversity

What we believe matters most to them

- Impact of our operations on the local economy
- Access to skills development, employment and supplier opportunities
- Inclusion, diversity and tackling inequality in all forms
- Responsible use of natural resources, biodiversity and sustainability
- Transparency and engagement

How the Board seeks to engage

- Setting targets and monitoring progress on broader societal matters, including promoting positive drinking, inclusion and diversity
- Considering the environmental and social consequences for communities of its key decisions, including encouraging inclusion and diversity, equal employment opportunities, skills development and support for communities and through wider value chains

Reporting to the Board

- Reports provided to Board on progress made in relation to 'Spirit of Progress' targets
- Proposals put to the Board include summaries of potential implications for local communities
- Reports on macroeconomic and socio-political events provided to Board by management

Upcoming priorities

- Enabling acceleration of key aspects of 'Spirit of Progress' targets, including in respect of positive drinking and water stewardship
- Increased focus on carbon reduction initiatives

Stakeholder and why we engage

Governments and regulators

- The regulatory environment is critical to the success of our business
- We share information and perspectives with those who influence policy and regulation to enable them to understand our views on areas that can impact public health and our business

What we believe matters most to them

- Compliance with applicable laws and regulations
- Contribution to national and local economic development and public health priorities
- International trade, excise, regulation and tackling illicit trade
- Tackling harmful drinking and the impact of responsible drinking initiatives
- Climate change and water sustainability agendas, including carbon reduction, human rights, environmental impacts, sustainable agriculture, biodiversity and support for communities

How the Board seeks to engage

- Indirect engagement through periodic updates from the Chief Executive and corporate relations executives
- Review of macroeconomic and geopolitical developments as part of strategy sessions
- Updates on regulatory developments, including in relation to non-financial reporting, corporate governance and public policy

Reporting to the Board

- Reports on socio-political events and issues periodically provided to the Board
- Developments in regulatory matters, including governance and reporting obligations, are included in biannual reports to the Board prepared by management

Upcoming priorities

- Monitoring developments in regulation and best practice in respect of non-financial reporting requirements, corporate governance and audit regime
- Supporting management's advocacy in relation to key public policy matters including water stewardship, positive drinking, inclusion and diversity

Investors

- We want to enable equity and debt investors to have an in-depth understanding of our strategy, our operational, financial and holistic performance, so that they can more accurately assess the value of our business and the opportunities and risks of investing in it

What we believe matters most to them

- Strategic priorities, opportunities and risks
- Financial performance
- Corporate governance
- Leadership credentials, experience and succession
- Executive remuneration policy
- Shareholder returns
- Environmental, inclusion and diversity, and social commitments and progress

How the Board seeks to engage

- Regular engagement between key investors and Chief Executive and Chief Financial Officer through Investor Relations programme of events
- Participation in investor conferences such as the Consumer Analyst Group of New York meeting (CAGNY)
- Hosting investor events such as the Capital Markets Event held in New York in November 2023
- Attendance at the Annual General Meeting in September 2023, including responding to questions from shareholders

Reporting to the Board

- Monthly reports compiled by Investor Relations team provided to the Board, providing details on engagement sessions with investors and key trends
- Chief Executive reporting investor sentiment to the Board as part of regular updates at Board meetings, including feedback following participation at analyst and investor conferences

Upcoming priorities

- Continued proactive engagement with investors through structured programme of engagement activities over the year
- Preparing for the Annual General Meeting to be held in September 2024
- Engaging directly with investors through post-results announcement roadshows

Engaging with investors and shareholders

Diageo's Investor Relations (IR) team support the Chief Executive, Chief Financial Officer and other members of the Board and Executive Committee with arranging a programme of engagement events, attendance at analyst conferences, meetings and calls with a wide variety of shareholders, investors and analysts. The IR team monitor Diageo's share price performance and trading patterns, review analyst research notes and recommendations, peer group and other sector news, providing regular reports to the Board and Executive Committee. During fiscal 24, there have been over 400 meetings or calls between investors and management, including the Chief Executive, Chief Financial Officer or other members of the Executive Committee and IR team. A key example of how the company engages with investors is the Capital Markets Event held in November 2023 at which Diageo's Executive Committee highlighted the company's strategic priorities, showcased case studies of strategy being put into action, including in relation to the opportunities for whisky in India, innovation in Guinness and the rollout of tequila into new markets. These engagement events allow investors to get a more detailed understanding of our market dynamics and opportunities and how Diageo looks to grow its business, while also allowing management to have a direct dialogue with investors.



Fiscal 24 investor activity timeline

August 2023
- Announcement of Diageo's Preliminary Results for fiscal 23 on 1 August 2023
- Roadshow by the CEO and CFO in the UK and US

September 2023
- Annual General Meeting held on 28 September 2023
- IR team held a number of one-to-one meetings and conference calls with various investors

October 2023
- IR team had meetings with investors on an individual and group basis

November 2023
- Trading update announcement
- Capital Markets Event hosted in New York by CEO, CFO and Executive Committee members

December 2023
- CEO, CFO and other Executive Committee members had various meetings and calls with investors

January 2024
- Announcement of Diageo's Interim Results for fiscal 24 on 30 January 2024

February 2024
- Roadshow by CEO and CFO in London, New York and Boston
- CEO and CFO presented at the CAGNY conference

March and April 2024
- The CEO, CFO and IR team met with several investors, individually and in groups

May 2024
- Roadshow hosted by Barclays with CFO and IR team in San Francisco and Los Angeles

June 2024
- CFO attended Deutsche Bank Conference in Paris

Principal Board decisions

Below are some examples of the principal decisions taken by the Board during fiscal 24 as well as summaries of some of the matters referred to in Section 172 of the Companies Act 2006 which were taken into consideration by the Board.

Creation of our Growth Ambition
Decision made Supported by the group strategy team and Executive Committee, the Chief Executive has carried out a review and assessment of our strategy in light of the evolving external environment, resulting in the identification of strategic imperatives and priorities to enable future growth. This overview, which was presented to and approved by the Board, led to the creation of Diageo's Growth Ambition, further details of which are set out on pages 14-15.
Stakeholder considerations Diageo's strategy has been to consistently and steadily gain share and build global brands despite various challenges and dynamic external factors, such as Covid-19, the cost of living crisis, consumer trends and stakeholder expectations. In recent years, the macroeconomic, geopolitical and societal environment has continued to be volatile seeing a period of accelerated change in many respects, including digitalisation and technological advances, while other longer-term trends, such as premiumisation, have broadly continued, albeit in a less consistent manner. The Growth Ambition has at its core the interests and demands of consumers, which vary considerably by market, and, by extension, customers. The review also considered the interests and needs of Diageo's employees and broader workforce, who need the systems, processes, structures and capabilities to enable growth by responding to and leading consumer trends appropriately. The review also considered the interests of shareholders, aiming to create value, which can be reinvested in our brands and business, and returned to shareholders.
'Spirit of Progress' review and refinement
Decision made Diageo's ambitious global ESG action plan, 'Spirit of Progress', was launched in 2020, having been approved by the Board, with the aim to make a positive impact on people and the planet and to help create a more inclusive and sustainable world. Approaching the mid-point of the overall programme, during fiscal 24 management undertook a review of the action plan's current status and recommended a refinement and focus of resources on those targets which address our highest risks and in respect of which we can have the greatest impact. The Board approved the review and resulting refinement of these targets and priority areas.
Stakeholder considerations Diageo has a longstanding commitment to carrying on its business in a sustainable and resilient way, given the importance of environmental and social responsibility and the impact that the Company has on its different stakeholder groups. For example, Diageo's workforce want to work for a company that values the environment and community in which it operates, encourages inclusion of a diverse range of people and builds respect, engagement and fulfillment. Investors and shareholders benefit from business practices which are sustainable and result in consistent holistic performance, balancing resource and capital allocation over time. The review, which is described in more detail on pages 49-50, considered the underlying targets of the programme's three priority areas and the degree to which progress had been made against them, the reasons why significant progress had been made against certain targets but not against other targets, and the preliminary results of management's double materiality assessment. The review also included consideration of various external factors and uncertainties which impact our ability to achieve certain targets, how stakeholder approaches and expectations developed over time, and areas where Diageo could have a disproportionate impact through additional resource and focus. As a result of the review, Diageo will focus its efforts on those areas and targets which address our highest risks and in respect of which we can have the greatest impact, recognising the continuing importance of sustainability to our stakeholders.
Appointment of future Board Chair
Decision made The Board approved the appointment of Sir John Manzoni, an existing Non-Executive Director, as Chair of the Board effective on or around 5 February 2025, succeeding Javier Ferrán, who will be standing down in his ninth year on the Board.
Stakeholder considerations The Board considered Sir John Manzoni's record since joining the Board in 2020, having made high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgment. The Board considered that Sir John facilitated constructive Board relations in a manner which was consistent with the Board's transparent and open culture, and had supported the current Chair in instilling appropriate values, behaviours and culture in the Board and senior management. Sir John has extensive leadership experience across a number of complex and fast-changing sectors, in the UK and globally, including in executive and non-executive capacities within the private sector as well as in the UK civil service. His experience in the public sector, working with government, civil service and regulators, would be particularly beneficial to Diageo. Sir John's current appointments and commitments were also noted, including his roles on other company boards, in light of the commitments and demands of the role, as was the fact that he was independent on appointment, as required by the Code, and remained independent. Overall, the Board concluded that Sir John was the most suitable candidate and that his appointment as Chair would be of benefit to the company, its shareholders and wider stakeholders.

Wider stakeholder engagement

Diageo has ambitious goals across a variety of social and environmental targets and has a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a variety of its key stakeholders during fiscal 24 in order to respond to stakeholder considerations in making its decisions and determining the company's strategy and goals. These include the following activities:

- In October 2023, the Board met and engaged with customers and retailers in Chicago, touring shops and stores. During these meetings and visits, Directors discussed with customers and their staff what trends were emerging and how they were impacting sales, stock and inventory levels and consumer choice. Similarly, when meeting in April 2024 in London, the Board heard the views of senior executives from Diageo's largest on-trade customers, grocery and wholesale customers in the United Kingdom. Feedback received from customers in different markets is also reported to the Board by the Chief Executive in her regular performance summaries. Diageo partners with its customers to analyse the performance of its portfolio and marketing investment as well as market trends and consumer activity, in order to enhance the company's consumer insights tools which enhance its innovation, product development and marketing initiatives.
- Directors, both individually and collectively, have visited a number of different Diageo offices and production sites during the year. Our Chair, Chief Executive and Chief Financial Officer travel regularly to different sites around the world, but our Non-Executive Directors also visit Diageo locations. For example, in October 2023 Non-Executive Directors visited the company's packaging facility and plant in Plainfield, Illinois, as well as its newly opened Guinness Open Gate brewery and tap room in Chicago. A number of Non-Executive Directors have also visited Diageo's tequila operations and agave farms in Mexico over the course of the year. These visits enabled the Board to get a deeper understanding of the company's production processes and facilities, as well as the impact of brand homes on brand equity and consumer choice. Engaging directly with employees through these visits, as well as the regular workforce engagement sessions, is an important means of providing insights as to the complexity of managing distribution and logistics routes, inventory management and demand forecasting, informing strategic decision-making and supply chain efficiency.
- The Board has a well-established workforce engagement programme, in which each Non-Executive Director is involved in regular engagement sessions with different parts of the global workforce over the course of the year, both virtual and in person. Through these sessions, Non-Executive Directors gain insights into the company's culture which are then fed back to the company's engagement teams and used to shape our approach to people. See pages 106-107 for this year's workforce engagement statement which includes further details of how the programme has operated during the year.
- Board members, and in particular the Chief Executive and Chief Financial Officer, participate in an extensive programme of regular meetings, calls and other engagement activities with investors and analysts, co-ordinated by the Investor Relations function. See page 103 for a timeline summarising this programme, which includes highlights from fiscal 24 including the company's Capital Markets Event hosted in its New York office in November 2023 and the company's participation at the annual conference of the Consumer Analyst Group of New York held in Florida in February 2024. Materials from these sessions are available on https://www.diageo.com/en/investors/results-reports-and-presentations.

Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 100-104. Case studies summarising how stakeholder considerations were taken into account by the Board during fiscal 24, as required by Section 172 of the Companies Act, in respect of three of its principal decisions are set out on page 104.

Executive direction and control

Executive Committee

The Executive Committee, appointed and chaired by the Chief Executive, supports her in discharging her responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, India, Supply Chain and Procurement and Corporate. The Executive Committee focuses its time and agenda to align with the Growth Ambition and how to achieve Diageo's financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company's reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are shown (with their remits) at https://www.diageo.com/en/our-business/corporate governance.

Performance evaluation

The effectiveness of the Board and its Committees is vital to the overall success of the Group. The last externally facilitated evaluation of the Board had been carried out in 2020. After internal evaluations conducted in 2021 and 2022, in accordance with Provision 21 of the Code, another externally facilitated evaluation was conducted during 2023. In line with the UK Corporate Governance Code, in August 2023 the Board instructed Dr Tracy Long of Boardroom Review Limited (BRL), an independent professional consultancy which specialises in board reviews and evaluations, to conduct an externally facilitated evaluation. Dr Long and BRL have no connection with Diageo or its directors.

The purpose of the evaluation was to conduct a comprehensive review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles and in accordance with the Code guidance. The review encouraged candid reflections from the Board in order to build on strengths, identify challenges and consider recommendations.

The evaluation was conducted through a series of one-to-one interviews with each Director as well as a number of key executives and third parties who interact frequently with the Board, an information review and observations of meetings. Dr Long attended and observed Board and Committee meetings during September and October 2023, including private meetings between Non-Executive Directors at which no Executive Directors or management were present. A report was then prepared for discussion with individual Directors and the Board as a whole.

The findings of the evaluation indicate that the Board is considered to be well governed and effective. A particular key strength of the Board is in its composition, expertise and performance as well as the contents of its meetings. Diversity, inclusion, trust and transparency are other key strengths the Board is actively committed to ensuring it reflects its consumer and global marketplace.

A summary of the key findings and recommendations was presented by Dr Long to the Board in December 2023, following which the Chair and Company Secretary determined areas of focus for approval by the Board.

Key recommendations	Actions for focus in 2024/25
General feedback	
• Continue to ensure Board members feel well integrated into the Board and company • Ensure focus on diversity continues	• Increase lines of communication between management and Board members • Consider opportunities for more engagement between Board members and the workforce
Board composition and succession	
• Nomination Committee to tailor induction programmes for specific new Non-Executive Directors depending on their background and experience • Continue to increase focus on communication channels with brokers, shareholders and other stakeholders • Enhance and align technology with the growth agenda and with testing various assumptions	• Enhance the succession planning transition process to identify potential new Board members with relevant sector experience • Continue to review the balance of skills, expertise and knowledge of the Board • Focus recruitment and talent pipeline on key areas for additional expertise
People and culture	
• Continue external talent search for executive and senior leader roles as well as focus on the development of internal talent • Ensure regular structured engagement between Nomination Committee members and high potential internal candidates	• Continue to promote and protect the company's corporate culture and values • Continue to review the talent pipeline of executives and senior management • Review and track high potential candidates both internally and externally
Strategy and risk	
• Review and track key strategic decisions and investments focusing on medium and longer-term issues as well as emerging trends • Allocate appropriate time and resources during Board discussions to ensure the right challenge and support is provided on strategic and operational risk reviews	• Enhance the group risk appetite statement, including in relation to description of risk appetite for principal risks • Continue to maintain strategic focus and to monitor the changing business landscape including wider external competition and consumers • Continue to focus on the company's approach to ESG and effective stakeholder engagement as well as shareholder communication

Progress made against 2023/24 actions

Good progress has been made against the actions identified following last year's internally facilitated performance evaluation:

- There has been an increased focus on Board and management succession planning and ensuring a pipeline of high-quality, diverse talent.
- The Board has continued to improve the direct channels of communication between management and Board members.
- The Board has continued to develop and enhance induction process for new Directors and ensures high-quality pre-read materials, action closure and time allocation for Board meetings.

Workforce Engagement statement

At Diageo, we believe that our people are critical to our company's success, and that creating an inclusive culture and an environment where colleagues can freely express their views and feel listened to is key to sustaining high levels of engagement and performance, as well as ensuring Diageo remains a great place to work. To understand our colleagues' experiences, we gather their feedback through both formal and informal channels. Diageo's Workforce Engagement programme is an important way for the Board to hear employees' and other colleagues' insights on key topics, including culture, strategy, and ways of working. It is also a valued opportunity for teams to have direct access to Board members.

In fiscal 24, Karen Blackett took over accountability as the designated Non-Executive Director for workforce engagement from Javier Ferrán. Karen, alongside all Non-Executive Directors, held fifteen sessions across the year, engaging with 539 colleagues from all regions, functions, and organisational levels below senior leadership. Sessions have taken place both virtually and face to face, in line with Board members' travel, and have been highly engaging. Board members have valued the openness of conversations and the opportunity to gather insights on many positive aspects of Diageo's culture, as well as areas for improvement.

The key themes emerging from these workforce engagement discussions are:

- Diageo's culture continues to be a source of pride and a strong advantage for the business, characterised as ambitious, progressive and collaborative, as well as high quality and accessibility of leadership. Diageo's leading approach to inclusion and diversity, and the richness and growth this brings, were positive highlights in these discussions.
- Diageo's unique purpose and values are highlighted frequently as reasons colleagues join and remain at Diageo, as well as Diageo's commitment to its 'Spirit of Progress' agenda and embedded approach to doing business the right way.
- Confidence and belief in Diageo's diverse brand portfolio are key drivers of motivation for employees. Improved consumer and customer connectivity and high standards of execution in activating on our brands were highlighted as strengths, while the need to accelerate the speed of innovation to market was frequently cited as an area for improvement.
- The high calibre of talent across the business is also seen as a strength, and colleagues spoke positively about diversity in leadership and opportunities to further their learning and career development. Colleagues also highlighted the value Diageo's Employee Resource Groups bring to the business and expressed an appetite for greater access and visibility of these important groups.
- While high workloads and complex systems and processes were highlighted as barriers that can at times prevent colleagues from operating in the most efficient way, improvements in collaboration and connectivity through technology, as well as an overall cultural shift underway, were praised. Investment being made in digital, data and analytical capabilities is seen positively, and colleagues look forward to these investments improving workload and liberating burdensome processes.

These themes were also reflected in this year's engagement results seen in the global employee survey, Your Voice, which remains top quartile and above external benchmarks with 81% engagement levels and 89% pride in working for Diageo.

Insights gathered from workforce engagement sessions held by the Board, alongside broader listening tools such as the Your Voice survey, annual employee engagement and pulse surveys, have helped the company to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.

Purpose, values and culture

The Board is responsible for establishing Diageo's purpose, values and culture and for monitoring how embedded that culture is within our business. Diageo has a long-established purpose and set of values which resonate strongly with our employees, as indicated by the Board's engagement sessions with Diageo's workforce and our employee surveys. We are very conscious that Diageo must operate with the highest standards of governance, doing business the right way, from grain-to-glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our 'Spirit of Progress' goals, and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed.

There are a number of ways in which the Board monitors and assesses culture, including:

Site visits

Directors are encouraged to visit the group's offices, production facilities and sites in different markets and regions so that they can get a better understanding of the business and interact with employees and the wider workforce. During fiscal 24, Board meetings have been held in the company's headquarters in London on a number of occasions, enabling Directors to meet and interact with employees, including with members of the local management team for Great Britain. The Board has also met in Chicago where they met members of the North America executive team and visited our spirits production facility at Plainfield, Illinois. Various Directors have also travelled to other locations, including our tequila operations in Mexico. These site visits enable Directors to meet and discuss issues with local management and workforce members, to observe Diageo's safety and sustainability processes working in practice and to assess how effectively Diageo's culture is communicated and embedded across a variety of geographies, functions and roles. As part of the Board's workforce engagement programme, Non-Executive Directors regularly hold in-person and virtual meetings, townhalls, focus groups and question and answer sessions with Diageo employees in different locations over the course of the year.

Employee surveys

The Board receives reports from the Chief HR Officer on the results of the company's global annual 'Your Voice' survey, including levels of employee engagement, employee perceptions of Diageo's purpose and of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus. Results of this year's 'Your Voice' survey are described on page 55.

SpeakUp allegation reporting

Regular reports are provided by the Business Integrity team to the Audit Committee, providing information and data on reported allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into how embedded Diageo's purpose, values and culture are across its markets and functions.

For more details of the SpeakUp service, see pages 53 and 114.

Workforce engagement programme

Insights drawn from the Board's annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company, with recommendations being fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. Over the past few years, the engagement programme has enabled all Non-Executive Directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. During fiscal 24, Karen Blackett has carried out the role of Non-Executive Director with responsibility for workforce engagement. For more information on workforce engagement, see page 106.

How the Board monitors *culture*

How the Board assesses Diageo's culture

Workforce engagement sessions
All Non-Executive Directors participate in the Board's workforce engagement programme, meeting and engaging directly with groups of employees. We aim to provide the Board with a greater understanding of the views of colleagues on Diageo’s strategy, performance, values, governance, culture, working environment or any other topic of importance to workers, and to inform the Board on any related decision-making. For further information on this year's workforce engagement programme and the emerging themes, see page 106.

Employee Resource Groups
Diageo has a network of employee resource groups (ERGs) which create connections and community within our employee and workforce population, both in regions and globally. For example, the Spirited Women Network and our Rainbow Network operate in a number of markets internationally. The ERGs provide communities of support and enable management to understand better concerns of diverse groups within our workforce. Feedback from the ERGs is used to assist the Board in monitoring the culture within Diageo.

Your Voice surveys
Diageo's annual global employee engagement survey, Your Voice, provides employees with an opportunity to feedback their experience of working at Diageo, what was working well and what could be improved. The survey, which takes the form of a questionnaire with the ability to provide commentary, is conducted and managed by a third party provider in multiple languages. All responses are treated confidentially with the results being reported back to management, enabling them to create action plans per team. Key themes and feedback is also reported to the Board.

Site visits
Directors regularly visit Diageo's offices and production sites as part of the Board's annual cycle of meetings. In addition to the head office in London, Directors visit other Diageo locations, offices and sites during the course of the year for meetings and for familiarisation visits. For example, during fiscal 24 a number of Non-Executive Directors visited Diageo's production facilities, offices and agave farms in Mexico, meeting and engaging with employees and workforce members and to experience different aspects of the business and operations.

Town hall and focus group meetings
Non-Executive Directors participate in both virtual and physical town hall sessions and smaller focus group sessions during the year, as part of the Board's workforce engagement programme. Attendees are invited from particular markets and functions, including contractors, temporary and remote workers, often in non-leadership roles. The scope of topics discussed is relatively broad, covering culture and aspects of working at Diageo.

Remuneration engagement
The Chair of the Remuneration Committee meets with a focus group of employees to discuss Diageo's approach to executive pay annually. The focus group is comprised of cross-market and functional employee representatives. Through this engagement, we aim to both deepen employees' understanding of the ways in which executive pay decisions are made and receive feedback and views from employees on the company's approach to executive remuneration in the context of broader reward and pay policy within the group.

Additional information

Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 77-85.

The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee, following which the Audit Committee made a recommendation to the Board which was then approved. The Audit Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Committee or other management steering groups prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in April in London, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on pages 111-117.

Viability statement
In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see page 86.

Going concern
Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geo-political volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geo-political deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension or reduction in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Political donations
The group has not given any money for political purposes in the United Kingdom during the year. Our US based subsidiary, Diageo North America, Inc. made contributions solely at its own discretion to non-UK political candidates and committees in the United States, where it is common practice to do so. Contributions of approximately $1.1 million (2023: $1.0 million) were made by Diageo North America, Inc. during the financial year to US state and local candidates and committees, consistent with applicable laws. Additionally, our Australian based subsidiary made contributions, solely at its own discretion, totalling approximately $0.01 million.

The US contributions reflect no endorsement of a particular political party, and contributions were made with the aim of promoting a better understanding of our business and our views on commercial matters, as well as a generally improved business environment.

Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements

The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulation. Company law requires the Directors to prepare financial statements for each financial year. Under company law, the Directors have prepared the group consolidated financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of the profit or loss of the group and parent company for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards, IFRSs issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for safeguarding the assets of the group and parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the group's and parent company's transactions and disclose with reasonable accuracy at any time the financial position of the group and parent company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 92-93 confirm that, to the best of their knowledge:

- the group consolidated financial statements, which have been prepared in accordance with UK-adopted international accounting standards, IFRSs issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group;
- the parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law, give a true and fair view of the assets, liabilities, financial position and profit of the parent company; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that it faces.

In accordance with section 418 of the Companies Act 2006, each of the Directors who held office at the date of the approval of the Directors' report confirm that, so far as the Director is aware, there is no relevant audit information of which the group's and parent company's auditors are unaware, and each Director has taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the group's and parent company's auditors are aware of that information.

The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2024.

Ensuring *integrity* across the business



Dear Shareholder

On behalf of the Audit Committee, I am delighted to present the Committee's report for the year ended 30 June 2024.

The purpose of this report is to describe how the Audit Committee has carried out its responsibilities during the year. The role of the Audit Committee is to monitor and review the integrity of financial information and reporting, and to provide assurance to the Board that the company's internal controls and risk management processes, including its internal audit, business integrity and compliance processes, are appropriate and regularly reviewed. The Audit Committee also oversees the work of the external auditor, monitors its independence, approves its remuneration and recommends its appointment. The Committee is also responsible for reviewing the company's principal and emerging risks, which it carried out over the course of the year through a series of risk review deep dives.

During fiscal 24, the Committee undertook an external audit services tender process as the current auditors had been in role since fiscal 16. Further details are set out on pages 112-113.

The Committee has also kept under regular review the company's cyber security risk management processes, governance systems and capabilities, in light of continuing risks in respect of cyber threats. See page 117 for further details.

This report also describes areas of significant and particular focus for the Committee over the year. During fiscal 24 this included regularly monitoring progress of the company's multi-year programme to improve its internal processes and upgrade its financial systems and technology. This programme has been designed to enhance Diageo's business resilience and controls environment through simplifying and standardising the group's ways of working, improving access to data, and enhancing reporting through implementation of a new cloud-based enterprise resource planning platform. Strategic business transformation has been identified as a new principal risk this year. The Committee has also increased its focus on the company's demand forecasting capabilities, stock in trade and inventory levels monitoring processes and controls, particularly in light of reduced demand in certain regions such as Latin America and Caribbean.

As part of the company's year end reporting processes, the Committee has reviewed and challenged management's approach, analysis and recommendations, taking into account the views of the external auditor, in order to conclude on its Annual Report and financial statements. In addition, the Committee has considered and reviewed the group's principal and emerging risks on a rolling basis throughout the course of the year. Further information is provided on pages 114-115.

Having chaired the Committee since 2017, I will be stepping down from the role shortly and am delighted that Julie Brown has been appointed as my successor, effective from 5 August 2024. I believe that the Committee has an open and constructive relationship with management and the external auditors, whom I thank for their assistance over the year. I also thank my fellow Committee members for their diligence and engagement. The Committee remains committed to continuing to discharge its duties in an effective and diligent manner during fiscal 25.



Alan Stewart
Chair of the Audit Committee

Role and composition of the Audit Committee

The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-business/corporate-governance. The members of the Audit Committee are independent Non-Executive Directors being Alan Stewart (Committee Chair), Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Susan Kilsby, Sir John Manzoni and Ireena Vittal. The Chair of the Board, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of Global Audit & Risk (GAR), the Chief Business Integrity Officer, the General Counsel Corporate, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of GAR regularly during the year. During the course of the year, the Committee met five times and constituted subcommittees to manage the external audit tender process and to review progress of the year end audit and reporting processes. Details of attendance of all Board and Committee meetings by Directors are set out on page 89.

Reporting and financial statements

During the year, the Audit Committee reviewed the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focusing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focused in particular on the company's approach to assurance and internal approvals processes. Under the supervision of the Audit Committee, management has again sought to refine our non-financial reporting in order to enhance consistency and intelligibility throughout the Annual Report, while also complying with the recommendations of the Task Force on Climate-related Financial Disclosures.

This year the Committee has continued to regularly review progress of the company's transformation project to improve Diageo's internal processes and upgrading its financial systems and technology, monitoring progress against the project's targets and timeline, including its controls framework and reporting capabilities.

The company has in place internal control and risk management systems in relation to the company's financial and non-financial reporting process including the group's process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company's financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company's disclosures are accurate and adequate. This year additional focus has been given to the adequacy of regional inventory monitoring processes, especially in Latin America and Caribbean. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate & Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of GAR and the Chief Business Integrity Officer. The company's external auditor also attends meetings of the FAC. Presidents of each region and their finance directors attend the FAC on request. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in the US Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Chief Executive and Chief Financial Officer concluded that, as of 30 June 2024, Diageo's disclosure controls and procedures were effective.

As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is 'fair, balanced and understandable' and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the Committee has noted the guidance issued by the FRC on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.

The Committee has also considered the presentation of GAAP and non-GAAP measures to ensure appropriate prominence is given to GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC. On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is 'fair, balanced and understandable'.

SEC correspondence

The Committee reviewed a comment letter addressed to the company which had been received in March 2024 from the SEC following its review of the company's Form 20-F for fiscal 23. The letter raised a question as to the presentation of non-GAAP line items in a table expressed to be the company's summary income statement. The company responded by proposing to rename and reformat the contents of the relevant table in future filings, following which the SEC confirmed that it had completed its review. The Committee notes that Diageo remains responsible for the accuracy and adequacy of its disclosures.

External auditor

During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor's effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee, as was the case in 2023. There are no contractual obligations that restrict the company's current choice of external auditor.

PwC first became Diageo's external auditor in fiscal 16 following a tender process carried out in 2015. PwC's re-appointment for fiscal 24 was approved by shareholders at the 2023 AGM.

External audit tender process

At the recommendation of the Audit Committee and as the company is required to have a mandatory audit tender after 10 years by the Statutory Auditors and Third Country Auditors Regulations 2016, an audit services tender process was undertaken during fiscal 24 to provide sufficient time for an adequate transition in the event that a new audit firm was selected. In undertaking this tender, the company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 30 June 2024.

In determining the process for the audit services tender, management took into consideration and followed the FRC's guidance on audit tendering, with the Audit Committee making robust decisions to ensure that the requirements of the FRC's minimum standard for audit committees were met. Included in the process were a review of each firm's most recent FRC Audit Quality Review reports, a consideration of potential conflicts of interest and independence checks, and identification of key individuals with appropriate skills and experience to act as potential lead partners. Clear and objective criteria for assessing success were determined and agreed.

A timeline summary of the key steps taken is set out below.

Audit tender process

April 2023	Review of the audit market including firms outside the 'Big 4' professional consultancy firms to determine their minimum capability and capacity requirements.
May to June 2023	Constituted a sub-committee of the Audit Committee and identified shortlisted firms for interview.
September to October 2023	Determined list of assessment criteria, created and opened data room to share information, and carried out series of management meetings with each shortlisted firms.
October to November 2023	Presentation to the Audit Committee followed by the submission of formal requests for proposal from the shortlisted firms.
December 2023	Review of proposals from firms, consideration by Audit Committee and recommendation to the Board.

In December 2023, a sub-committee of the Audit Committee reviewed of the final presentations and responses to the Request for Proposal submitted by each of the shortlisted firms and based its decision on a combination of audit approach, team continuity in key roles and understanding Diageo's business and risks. The sub-committee refined the shortlisted firms from four to three and presented a recommendation to the Audit Committee and subsequently to the Board. The recommendation comprised a preferred firm and an alternative firm. After careful thought and consideration, the Board decided to reappoint PwC as the external auditor. Feedback was given to all participating firms as part of the tender process.

Since the conclusion of the audit for the year ended 30 June 2023, Scott Berryman has been lead audit partner with responsibility for signing the Diageo plc audit opinion on behalf of PwC. Scott will remain as such for the year ending 30 June 2025 onwards. The Board will propose the reappointment of PwC at the AGM to be held in September 2024.

External auditor effectiveness and quality

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management's assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year end, in July. Following completion of the audit process, feedback on its effectiveness was provided during review meetings with the company's management and finance team, who also completed questionnaires on their experience of the audit. Both management and the auditor provided their assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. The auditor assessment is undertaken based on the requirements of the Code as well as guidance issued to audit committees by the FRC in April 2016 and Minimum Standards for Audit Committees published by the FRC in May 2023, as well as the NYSE listing rule 303A.07. It includes consideration of the findings of the FRC's Audit Quality Review team which published its 2022/23 Audit Quality Inspection and Supervision report on PwC in July 2023, periodic regulatory review carried out by the US Public Company Accounting Oversight Board (PCAOB) and the Quality Assurance Department of the Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. The assessment also takes into consideration PwC's annually published Transparency Report which sets out how the firm upholds its professional responsibilities and seeks to ensure delivery of quality in its services. The results of the survey conducted during fiscal 24 indicated a consensus view that overall performance is solid. Consistent strong feedback was received in relation to solid auditor independence and quality control, strong professional expertise and business knowledge, and solid quality communication between PwC and management. Areas where continued focus was required remained consistent with the prior year assessment including timely review and feedback on audit matters, better alignment in internal communication, resource continuity and use, pro-activity in driving efficiencies, provision of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management was strong and open. The auditor team communicated openly and clearly those areas which they considered significant and their views on such matters. Senior members of the PwC team had been very visible throughout the business and strengthened relationships with management.

During the external audit, the auditor challenged management on its approach taken as to brand impairment testing, including discussing and reviewing management's plans and strategies for future growth of the brands as against recent performance and forecasts. The auditor also challenged management as to other judgemental matters such as pension obligation valuations and uncertain tax positions, assessing management's analysis as to these potential exposures and disclosures in the Annual Report. The auditor also challenged management while preparing the Annual Report in relation to whether there was sufficient balance in the Strategic Report and as to disclosures of critical accounting policies and practices, including those relating to impairment of goodwill and indefinite life intangible assets, pensions valuation and uncertain tax positions. The Audit Committee assessed these challenges, discussing them with management and the auditor, and seeking additional information and evidence from management in support of these assessments.

External auditor independence

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2024. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard, SEC auditor independence rules and US Public Company Accounting Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services where the services are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chair of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of £100,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 4(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

Internal audit, controls assurance and risk

The company's internal GAR team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, GAR issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of GAR on the latest reports issued.

This year GAR has undertaken a number of audits including both market and functional audits as well as of certain of the group's end-to-end processes and procedures. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of GAR is appropriate for the business. The company operates a global controls assurance programme for financial reporting controls in each market and function, which monitors compliance with and effective operation of the company's controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company's integrated risk management system. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks. This year, these reviews have covered areas including business ethics and integrity, human rights, anti-counterfeit, geo-political volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation. A new principal risk in relation to strategic business transformation was identified this year.

Business Integrity programmes

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which it's business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company's ethical standards through the Business Integrity framework, which helps enhance and protect all aspects of the company's business. Regular reports are provided to the Audit Committee by the Chief Business Integrity Officer on progress in providing guidance, training and tools for all levels in the business, completion rates for training modules, launch and rollout of new programmes or policies, monitoring use of whistleblowing mechanisms and investigating allegations of breaches.

Our Code of Business Conduct, available in 19 languages, sets out what Diageo stands for as a company and how Diageo operates, enabling all employees to understand what is required of them in working for Diageo. Annual training on the Code of Business Conduct and associated policies is mandatory for all managers and their direct reports globally, encompassing over 24,000 eligible employees during the year ended 30 June 2024. Training is delivered in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business Conduct and other global policies are available at https://www.diageo.com/en/our-business/corporate-governance.

Third-party risk is also managed through our Know Your Business Partner programme, which is designed to help the company evaluate the risk of doing business with a third party before entering and during a contractual relationship. Business partners are assessed for potential risks including economic sanctions, bribery and corruption, money laundering, facilitation of tax evasion, data privacy, human rights and other reputational issues.

Employees and third-party business partners are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies, either to line managers, legal or HR colleagues, risk, compliance and Business Integrity teams or to SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated by independent Diageo teams, with progress being monitored by the Business Integrity team. When allegations are substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews regular reports on allegations, including trends information, root cause analysis and investigation closure rates. Since all of Diageo's Non-Executive Directors attend the Audit Committee, all Non-Executive Directors who make up the Board routinely review the findings of the company's whistleblowing processes in accordance with the UK Corporate Governance Code.

During the year ended 30 June 2024, 759 allegations of breaches were reported which is an increase on prior years. The substantiation rate of allegations confirmed as breaches is 34% (versus 33% in fiscal 23). As of the end of fiscal 24, 70 people exited the business as a result of breaches of our Code of Business Conduct or policies (fiscal 23: 57 people). The number of leavers for fiscal 23 has been restated due to a number of open cases from fiscal 23 being concluded this year. At the end of fiscal 24, we had 223 open cases, which may lead to more people exiting the business. See below a summary of reported and substantiated breaches over the past three years.

Reported and substantiated breaches


2022
635
433
156
54
2023
629
417
192
57
2024
759
523
170
70
Reported
Reported through SpeakUp
Substantiated breaches
Code-related leavers

Senior financial officers' code of ethics and dealing code

In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-business/corporate-governance/compliance. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.

The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation.

Management's report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. The Filings Assurance Committee supports the Chief Executive and Chief Financial Officer in ensuring the accuracy of the company's financial reporting, filings and disclosures. As summarised on page 112, prior to interim reporting and preliminary reporting each year, the Filings Assurance Committee examines the company's financial information and processes, the effectiveness of its controls in respect of financial reporting, and the contents of its disclosures.

Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2024, internal control over financial reporting was effective. During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. The same independent registered public accounting firm which audits the group's consolidated financial statements has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included in the integrated audit report which is included in the company's Form 20-F to be filed with the SEC.

'Financial expert', recent and relevant financial experience

The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, Section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence. See pages 92-93 for details of relevant experience of Directors.

Committee activities

Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus		Strategic outcome
Corporate reporting	• Half and full year external reporting updates • Interim and preliminary results review and approval • Annual Report and consolidated financial statements, Form 20-F review and approval • Implications of group functional and presentation currency change on reporting	EG CVC CT
Internal controls	• GAR updates • Business Integrity updates including breach and reporting update • Controls testing update and Section 404 assessment • Implications on controls environment of systems and process changes • Business transformation projects monitoring • Inventory and stock in trade monitoring controls review and enhancements	CT CVC
External audit and assurance	• Report on external audit at half and full year periods • Insights and observations on reporting review • Auditor independence and non-audit work reviews • Auditor independence policy review • Review of management representation letters • Appointment of auditor and review of terms of engagement and fees • Auditor performance and effectiveness review and assessment • Commencement of auditor tender process • Audit regime reform and approach to assurance	CT
Risk management	• Principal and emerging risk reviews and tracking • Risk updates, including group risk footprint and risk appetite review and approvals • Business ethics and integrity, human rights, anti-counterfeit, geo-political volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation risk reviews	EG CVC CT

Key

Strategic outcomes

EG Efficient growth · CT Credibility and trust · CVC Consistent value creation · EP Engaged people

Significant issues and judgements

Significant issues and judgements that were considered in respect of the 2024 financial statements are set out below. Our consideration of issues included discussion of the key audit matters as outlined in the appendix to the independent auditors' report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management's analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 3 of the Financial Statements.	The Audit Committee assessed whether the reporting of those items as exceptional, was in line with the group's accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.
Whether the carrying value of assets, in particular intangible assets, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.	The Audit Committee reviewed the methodology applied in conducting impairment reviews and the result of management's impairment assessments that were performed during the year. The Committee was provided with information about the carrying amounts and the key assumptions incorporated in management's estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management's cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management's judgements and conclusions, whereby the previous impairment charge of $379 million in respect of Shui Jing Fang brand has been reversed, while Chase brand and related goodwill and fixed assets, certain brands in the US ready to drink portfolio, and some smaller other brands and investments in associates have been impaired by $170 million in the year ended 30 June 2024, out of which $155 million was reported as exceptional operating charge. The Committee agreed that the recoverable amount of the company's other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.
The group's more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. Refer to page 80 of 'Our principal risks and risk management' and note 7 of the Financial Statements.	The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.
The appropriateness of the valuation of post-employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.	The measurement of post-employment liabilities is sensitive to changes in long-term interest rates, inflation and mortality assumptions. Having reviewed management's papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management's assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgements made in respect of the surplus restriction and concluded that those judgements were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.
Significant legal matters impacting the group. Refer to note 19 of the Financial Statements.	The Committee agreed that adequate provision and/or disclosure have been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 19 of the Financial Statements.
Functional currency of Diageo plc and presentation currency of Diageo group.	The Audit Committee agreed that in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively from fiscal 24. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
Whether the Annual Report is fair, balanced and understandable.	The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company's performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures.
The impact of climate change on the group's financial reporting and financial statements. Refer to pages 61-76 and note 1 and note 9 of the Financial Statements.	The Audit Committee agreed that the disclosures on pages 61-76 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Cyber Security Risk Management

Cyber security risk management is an integral part of Diageo's overall group risk management programme and aligned to Diageo's risk management framework, with cyber security risk forming a central part of the principal risk 'Cyber and IT resilience' as set out on page 81. Our cyber security risk management programme is aligned to industry best practices and provides a framework for handling cyber security threats and incidents across the global organisation, including threats and incidents associated with the use of IT applications and services provided by IT and non-IT third parties. Our programme is designed to work across all Diageo functions, markets, and entities. This framework includes steps for assessing the severity of a cyber security threat, identifying the source of a cyber security threat including whether the cyber security threat is associated with a third-party service provider, implementing cyber security countermeasures and mitigation strategies and informing management and our Board of material cyber security threats and incidents. Our cyber security team also engages third-party security experts for industry benchmarking analysis, risk assessments and conducting system enhancements and support when necessary. Our cyber security team is responsible for assessing our cyber security risk management programme and we engage third parties for such assessments approximately every one to two years. In addition, our cyber security processes includes a training and awareness outreach programme that provides training to all employees annually and more frequent targeted training across functions, markets, and entities.

The Board has overall responsibility for our risk management, including in respect of cyber security, oversight of which has been delegated to the Audit Committee. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cyber security risks to which the company is exposed and implement processes and programmes to manage cyber security risks and mitigate cyber security incidents. The Audit Committee also reports material cyber security risks to the Board. Management is responsible for identifying, considering and assessing material cyber security risks on an ongoing basis, establishing processes to ensure that such potential cyber security risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cyber security programmes. Our cyber security programmes are under the direction of our Chief Information Security Officer (CISO) who receives reports from our cyber security team and monitors the prevention, detection, mitigation, and remediation of cyber security incidents. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of relevant industry experience and accredited certifications. Management, including the CISO and our cyber security team, regularly update the Audit Committee on the company's cyber security programmes, material cyber security risks and mitigation strategies and provide cyber security reports on a half-yearly basis that cover, among other topics, assessments of the company's cyber security programmes, developments in cyber security and updates to the company's cyber security programmes, security risk footprint with risk appetite, and mitigation strategies.

During fiscal 24, we did not identify any cyber security threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cyber security threats, or provide assurances that we have not experienced an undetected cyber security incident. For more information about these risks, please see the section on 'Our Principal Risks and Risk Management' on pages 77-85.

Building our talent for the future



Dear Shareholder
I am pleased to provide the report of the Nomination Committee for the year ended 30 June 2024.

The Nomination Committee has had an active year, discharging its responsibilities to ensure adequate succession planning for Board appointments, including the maintenance of a pipeline of strong candidates for potential nomination to the Board, and supervising transitions for new appointments. This year the Committee has spent significant time looking towards the future, building on strong foundations as Diageo continues to develop and grow its business. The Committee has supervised the transition of key roles such as the Board Chair, the Audit Committee Chair and the Chief Financial Officer. I look forward to welcoming Julie Brown and Nik Jhangiani to the Board in the near future, thanking Alan Stewart and Lavanya Chandrashekar for their years of service. As I will also be standing down in February 2025, being in my ninth year on the Board following which date I will no longer be deemed to be independent under the UK Corporate Governance Code. I congratulate Sir John Manzoni on his appointment.

This year the Committee also managed the evaluation of the effectiveness of the Board, its Committees, members and processes. As required by the Code, the evaluation was facilitated by an external consultancy firm which had been selected by the Committee following a tender process. Further details, including the review's conclusions, recommendations and actions as agreed by the Board, are set out on pages 105-106.

The Committee has continued to discharge its role in overseeing the company's talent planning and succession for Executive Committee members. Sally Grimes was appointed Chief Executive Officer, Diageo North America in October 2023 and John Kennedy was welcomed back to Diageo in January 2024 when he was appointed President, Europe.

With these Board and Executive Committee changes, I am confident that Diageo has the leadership required for it to continue its progress towards fulfilling its growth ambition and to create value for its shareholders and other stakeholders.



Javier Ferrán
Chair of the Nomination Committee

Role and composition of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to ensuring and encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. More details on the role of the Nomination Committee are set out in its terms of reference which are available at https://www.diageo.com/en/our-business/corporate-governance.

The Nomination Committee comprises Javier Ferrán (Committee Chair), Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Susan Kilsby, Sir John Manzoni, Alan Stewart and Ireena Vittal.

Succession planning

The Committee reviews the effectiveness and adequacy of succession planning processes and the succession plans for both the Board and Executive Committee. Succession plans are tailored for key roles, based on merit and objective criteria, and designed to ensure inclusion and diversity. Consideration is given to the length of tenure of each incumbent with the aim prospectively to anticipate potential changes to the Board or Executive Committee and address vacancies proactively enabling smooth succession. The Board should comprise a majority of independent Non-Executive Directors, free of conflicts of interest, and with sufficient time to discharge their duties as Board members. The Board has a long-standing commitment to diversity, believing that a diverse Board enables a broad range of views to be expressed, enhancing decision-making for the benefit of the long-term interests of the company and its stakeholders. The composition and capabilities of the Board should be appropriate and reflective of Diageo's global scale, business and operations, its strategy, portfolio, consumer base, culture and status as a listed company. Directors should have sufficient understanding of the company and its operations, the markets and industry in which it participates, to understand the key trends and developments which are relevant for Diageo.

Recruitment and election procedures

The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. During the year, we have engaged executive search companies Russell Reynolds Associates to assist with recruitment of candidates for the role of Board Chair and Egon Zehnder to assist with recruitment of candidates for the roles of Audit Committee Chair and Chief Financial Officer. Neither of these firms have any other connection with the company except that Ireena Vittal, a Non-Executive Director, is a member of the advisory board of Russell Reynolds Associates, although she did not hold this role at the time that Diageo engaged Russell Reynolds Associates.

In the case of Executive Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate's background, skill set and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board's diversity objectives which are set out in the Board Diversity Policy. This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.

Any new Directors are appointed by the Board and, in accordance with the company's articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. The company's policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's articles of association. Details of attendance of all Board and Committee meetings by Directors are set out on page 89. The 2024 AGM is scheduled to be held on 26 September 2024.

External appointments

While the Board does not have a written policy as regards the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates' time. As a general principle, the Committee takes the view that Non-Executive Directors should have no more than four, and Executive Directors no more than one, listed mandates in addition to their role as a director of the company. However, each director's situation is considered individually. For example, when she joins the Board, Julie Brown will not also be a member of the Remuneration Committee or the Nomination Committee, due to her other commitments. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a Director's time will not impact on the Director's ability to perform his or her role as a Director of the company before the additional appointment is recommended for approval by the Board. Directors' interests are reviewed and updated at each Board meeting. The Board has concluded that each Non-Executive Director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.

Board Chair succession

The Nomination Committee plays a key role in overseeing Board level changes, considering potential candidates and making recommendations on appointments to the Board. During fiscal 24, Diageo announced a number of changes in Diageo's Board membership which will take effect over the coming months including, in particular, a future change in the Board Chair.

As the current Board Chair is approaching the maximum tenure that the Code deems appropriate for a director to be considered to be independent, during fiscal 23 the Nomination Committee commenced a succession planning process to enable a smooth transition over a reasonable timeframe. The process was led by the Nomination Committee, chaired by the Senior Independent Director and supported by the Chief HR Officer, with the current Board Chair and any existing Directors who were potential candidates for the role recusing themselves from the process and from participation in discussions on Chair succession during Board and Committee sessions. Clear criteria for successful candidates were developed which included key requirements and priorities including in respect of background and experience, attributes and behaviour, within the context of the culture, strategy and leadership needed for the Board and company. These were discussed and approved by the Nomination Committee and used to identify potential candidates. During the first half of fiscal 24, a variety of candidates were considered and interviewed by members of the Nomination Committee.

In March 2024, the Nomination Committee recommended to the Board that Sir John Manzoni was the most suitable candidate to succeed Javier Ferrán as Board Chair. The Board approved this recommendation and on 19 March 2024 announced the transition with Javier Ferrán continuing as Chair of the Board until his retirement in February 2025, at which point Sir John will succeed him. In addition to Sir John's long-standing experience in beverage alcohol, having served on the board of SABMiller plc for eleven years and having been a member of the Diageo Board since 2020, he has an outstanding track record of leadership across a number of complex and fast-changing sectors in the UK and globally.

Set out below are the principal steps taken in relation to the Board Chair succession and transition process:

During fiscal 23:
- In April 2023, the Nomination Committee authorised the Senior Independent Director to engage an external professional executive search agency.
- Russell Reynolds Associates (which, at the time of engagement, had no connection with the company other than acting as an executive search agency) was engaged to assist with the succession process.
- Key criteria for potential candidates, set out in a success profile, were reviewed and discussed by the Nomination Committee.

During fiscal 24:
- Various external candidates were considered and shortlisted for review by members of the Nomination Committee, together with internal candidates, as against the success profile.
- The Nomination Committee recommended that the Board approve the appointment of Sir John Manzoni as Diageo's next Chair, and the Remuneration Committee approved remuneration arrangements for the role. The Board then unanimously approved the appointment and a regulatory announcement was released on 19 March 2024.
- Following release of the regulatory announcement, Sir John has been undertaking a transition programme to familiarise himself with the role of Chair and to prepare for transitioning into the role in February 2025.

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were:

- the consideration, selection and recommendation as to the appointment of and transition plan for a new Chief Financial Officer;
- the consideration, selection and recommendation as to the appointment of and transition plan for a new Chair of the Board;
- the consideration of the talent pipeline for potential new Non-Executive Directors and other appointments to the Board, including a new Chair of the Audit Committee;
- the design and conduct of the annual review of Board, Committee and individual Director effectiveness and performance and a review of the findings of the review and recommended actions;
- consideration and approval of the report of the Committee in the company's Annual Report and consolidated financial statements for the year ended 30 June 2024;
- consideration and recommendation to the Board of proposed changes in Directors' outside interests and any potential conflicts of interest; and
- a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.

Board evaluation

As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. Feedback indicated that the Committee was effective and that Directors were satisfied with its performance and that its processes were robust, transparent and effective. Further details of the evaluation can be found on pages 105-106.

Induction and training

Our customary induction processes for newly appointed Directors include individual meetings with Executive Committee members and other senior executives, visits to the company's production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland. This is supplemented by documents, materials and information, including corporate governance guidance materials, Diageo's Code of Business Conduct and other relevant policy documents, historical Board and Committee papers, recent results announcements and materials, investor relations reports, performance data and a wide range of other internal and external reports, presentations and analyses.

Induction programmes for new Directors are tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for Non-Executive Directors such as visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board's Annual Strategy Conference and during the year as part of Board and Audit Committee meetings. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. All Directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.

Diversity

The Board has a long-standing commitment to prioritise diversity and supports the recommendations of the FTSE Women Leaders Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board seeks to promote inclusion and diversity by objectively considering candidates for Board and Executive Committee roles on the basis of their skill set, experience, expertise, knowledge, gender, cultural and geographical backgrounds, ethnicity and age. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board's support for management's actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-represented groups. As at 30 June 2024, the percentage of women on the Executive Committee and their direct reports is 47%.

Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	3	30.0 %	1	7	54.0 %
Women	7	70.0 %	3	6	46.0 %
Not specified/prefer not to say	–	–	–	–	–

Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	6	60.0 %	3	7	53.8 %
Mixed/Multiple Ethnic Groups	–	–	–	1	7.7 %
Asian/Asian British	3	30.0 %	1	3	23.1 %
Black/African/Caribbean/Black British	1	10.0 %	–	1	7.7 %
Other ethnic group, including Arab	–	–	–	1	7.7 %
Not specified/prefer not to say	–	–	–	–	–

Board composition


Chair
Executive Director
Non-Executive Director

Non-Executive Director tenure


0 - 3 years
3 - 6 years
6 - 9 years

Board gender diversity


Male
Female

Board ethnic diversity


Directors of colour
White European

Executive committee nationality


22%
30%
8%
8%
8%
8%
8%
8%
British
American
American/British
Colombian
Indian
Irish
South African/British
Spanish

Board diversity data

- Directors are defined as all Non-Executive and Executive Directors appointed to the Board. Board diversity related data are collated directly from each Director annually using a questionnaire and are given on a self-identifying basis.
- Directors of colour are defined in accordance with the Parker Review definitions as those 'who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions'.
- All Board diversity data above are given as at 30 June 2024.

Annual statement by the *Chair of the Remuneration Committee*



Dear Shareholder

I am pleased to present the Directors' remuneration report for the year ended 30 June 2024, which contains:

- The current Directors' remuneration policy, which was approved at the AGM on 28 September 2023; and
- The annual remuneration report, describing how the Remuneration Policy has been put into practice in 2024 and will be implemented in 2025.

This is the first year of operation of the new remuneration policy and the new Diageo Long-Term Incentive Plan (DLTIP) approved last year. On behalf of the Committee I would like to express my thanks to shareholders for their overwhelming support with 95.4% of the AGM votes cast in favour of the new Policy.

CFO transition

On 3 May 2024, we announced that Lavanya Chandrashekar will step down from the role of Chief Financial Officer (CFO) in fiscal 25 and leave Diageo, and that Nik Jhangiani will become the new CFO. Lavanya's remuneration arrangements, which confirm the Committee exercised its discretion to treat her as a good leaver for the purposes of incentives, are set out on page 144 and Nik's remuneration arrangements are disclosed in the 'Looking Ahead to 2025' section of this report (page 146). In addition to his annual remuneration, Nik will receive compensation for incentive plan awards forfeited from his previous employer. Full details of the one-off compensation awards will be disclosed at the time they are confirmed and will be reported in next year's report. Both sets of arrangements are in accordance with the Remuneration Policy.

Performance in year

Fiscal 24 was a challenging year for Diageo and despite macroeconomic and geopolitical headwinds, we delivered strong full-year cash flow and improved market share. Against rapid fluctuations in our industry, we focused on the key drivers of operational excellence, developing insights into consumers, resource allocation, routes to market and driving efficiencies in our business that will set us up to take advantage of the next stage of growth.

During the year, the company maintained its position as a global leader in spirits and demonstrated its capabilities as one of the world's best brand builders. Our advantaged portfolio which is balanced across geographies and price tiers enables us to both premiumise and attract new consumers.

Organic net sales and organic operating profit declined during fiscal 24, primarily driven by our Latin American business performance. We delivered $0.7 billion in productivity savings across all cost categories, gained or held share in over 75% of our net sales value in measured markets and generated free cash flow of $2.6 billion.

Non-financial measures are a critical indicator for building a platform for future sustainable growth and we are pleased that we have demonstrated progress in the measures that are aligned with our 'Spirit of Progress' action plan. These included a greenhouse gas emission reduction of 23.8% and water efficiency improvement of 15.6%, both compared to fiscal 20 baseline and strong performance in the diversity of our global leadership, maintaining female representation at 44% and increasing ethnically diverse leadership to 46%.

In this year's report

Looking back on 2024

Looking ahead to 2025

Incentive outcomes

Achieving our ambition to be the best performing, most trusted and respected consumer products company in the world requires the appropriate balance of annual and long-term incentive measures and a process to ensure that targets that are set are challenging but achievable and aligned to shareholders' interests.

In determining the annual and long-term incentive outcomes, the Committee reviews not only the outcomes against the performance metrics in the plans, but also considers Diageo's wider business performance including market share performance, financial performance relative to our TSR peer group, and other financial and non-financial measures. The Committee also considers the impact on Diageo's stakeholders more broadly.

Annual incentive

The annual incentive plan (AIP) outcomes for 2024 relating to net sales value (NSV) and operating profit (OP) were below threshold and operating cash conversion (OCC) was close to target which led to a payment of 16% of maximum on financials. Further detail is provided on page 135. The Committee considered this outcome against the business performance and concluded that the design of the AIP worked effectively in aligning reward and performance and the outcome was fair.

The AIP also includes individual bonus objectives (IBOs) and the outcomes for the Executive Directors are set out in more detail on page 135. As a result of the financial and individual performance for fiscal 24, Debra Crew received 24.8% of maximum and Lavanya Chandrashekar received 22.8% of maximum.

Long-term incentives

In terms of the DLTIP vesting outcomes for the three-year performance period ending 30 June 2024, an exceptional level of delivery in the early part of the three-year period resulted in an achievement of 8.7% compound annual growth in NSV and therefore a vesting of 94% of maximum. The compound annual growth in profit before exceptional items and tax (PBET) was 6.9% which resulted in a vesting of 24% of maximum. Free cash flow (FCF) was $9,798 million and total shareholder return (TSR) ranked 14th in our peer group and both were below threshold of the range.

The 2021 performance share awards also included metrics which were in support of our 'Spirit of Progress' action plan. The four metrics measure an increase in water efficiency, reduction in carbon emissions, promotion of positive drinking and building diversity representation in leadership. Demanding three-year targets were established for our goals in this area and the achievement across all of these resulted in a 46% level of vesting for these non-financial measures. The detail of the performance against these metrics is set out on page 137 and more information on the 'Spirit of Progress' action plan is at pages 48-76.

Overall this resulted in a final vesting outcome of 58.9% of maximum for the 2021 performance share award for the CEO and 56.5% for the CFO. The share option awards will not vest for either Director.

The Committee believes that the DLTIP drove the desired behaviours to support the company's values and strategy and that the Directors' remuneration policy has operated as intended in 2024. The Committee will continue to make sure the metrics and structure of the DLTIP are appropriate in the future as the business continues to evolve.

Looking forward to 2025

The 1 October 2024 salary increase proposed for Debra Crew is 4.25% which is slightly below the expected average salary increase budget for the wider workforce in the United Kingdom. The salary for the newly appointed CFO will next be reviewed on 1 October 2025.

The structure and performance measures for both the annual and long-term incentives remain unchanged for fiscal 25 for Executive Directors. The annual incentive plan will continue to include NSV, OP and OCC with relevant strategic IBOs for the Executive Directors.

The long-term incentive plan measures continue to drive the key drivers of sustainable business performance and remain unchanged with a combination of financial metrics (NSV and PBET growth, cumulative FCF and relative TSR) and non-financial metrics related to our 'Spirit of Progress' action plan. The Committee set fiscal 25 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the competitive landscape. These targets align with our focus on achieving our medium-term guidance ranges.

In summary

Diageo's resilient performance despite a challenging consumer environment is reflected in the incentive outcomes and the decisions that the Committee has made. The outcomes are in line with the company's philosophy of delivering competitive pay in return for high performance against the company's strategic objectives.

The Committee recognises that a key enabler of the strategy is the company's ability to attract and retain diverse and engaged talent with a focus on our culture and values. To achieve this, we must ensure that remuneration structures remain competitive at all levels. Diageo is a global business with global and local market leading brands and we therefore compete for talent in a global marketplace. The topic of retention of high calibre talent at all levels is one that is regularly considered by the Committee.

During 2025 Javier Ferrán will retire as Chair and we welcome Sir John Manzoni as his successor. It has been a pleasure to work with Javier and I wish to personally thank him for his wise counsel and leadership of the Board. Alongside a new Chair, we will also see a transition in CFO as I noted at the start of my statement, and I extend my thanks to Lavanya for her hard work and support to the Committee and look forward to working with Nik in the coming months.

On behalf of the Committee I would like to thank all our investors, employees and stakeholders for their continued support and I ask that shareholders vote to approve this report at the AGM on 26 September 2024.

Susan Kilsby
Non-Executive Director
and Chair of the Remuneration Committee

Remuneration principles

The approach to setting executive remuneration continues to be guided by the remuneration principles set out below. The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.

The company has a strategy to grow and leverage its leaders globally given the international nature of the business. We also need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool.

Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of international talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Growth Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our global business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company's strategic objectives.

Delivery of business strategy

Short and long-term incentive plans reward the delivery of our business strategy and Growth Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company's growth plans and peer group forecasted performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.

Creating sustainable, long-term performance

A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focused on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the 'quality of earnings'.

Winning best talent

Well designed and market-competitive total remuneration, with an appropriate balance of fixed reward and upside opportunity, allows us to attract and retain the best talent from all over the world in a competitive talent market, which is critical to our continued business success.

Consideration of stakeholder interests

Executives are focused on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo, and to hold shares acquired from long-term incentive awards for two years post-vesting aligns executives and shareholders. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as the external climate.

Remuneration at *a glance*

Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose				
• Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy	• Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	• Incentivises delivery of Diageo's financial and strategic targets • Provides focus on key financial metrics and the individual's contribution to the company's performance	• Rewards consistent long-term performance in line with Diageo's business strategy • Provides focus on delivering superior long-term returns to shareholders	• Ensures alignment between the interests of Executive Directors and shareholders
Key features of current policy				

• Normally reviewed annually on 1 October
• Salaries take account of external market and internal employee context
	• Provision of competitive benefits linked to local market practice
	• Maximum company pension contribution is 14% of salary, which is aligned to the offering for the wider workforce in the United Kingdom
		• Target opportunity is 100% of salary and maximum is 200% of salary
		• Performance measures, weightings and stretching targets are set by the Remuneration Committee
		• Subject to malus and clawback provisions
		• Executive Directors defer a minimum of one-third of earned bonus payment into Diageo shares held for three years
		• Remainder paid out in cash after the end of the financial year
			• Annual grant of performance shares and share options
			  • CEO award up to 500% of salary
			  • CFO award up to 480% of salary
			(% of salary for both CEO and CFO described in performance share equivalents)
			• Performance measures, weightings and stretching targets are set annually
			• Three-year performance period plus two-year retention period
			• Subject to malus and clawback provisions
			• Number of awards granted is based on a six-month average share price to 30 June preceding grant date
				• Minimum shareholding requirement within five years of appointment:
				  • CEO 500% of salary
				  • CFO 400% of salary
				• Post-employment shareholding requirement for Executive Directors of 100% of the in-employment requirement (or, if lower, their actual shareholding on cessation) to be retained in full for two years after leaving the company

Planned for year ending 30 June 2025				
• 4.25% salary increase for the CEO, below the annual salary budgets for the wider workforce in the United Kingdom • New CFO appointment from autumn 2024. No salary increase in fiscal 25	• Allowances and benefits unchanged from prior year • Company pension contributions 14% of salary	• Size of annual incentive award opportunity is unchanged from prior year. For fiscal 25, measures are net sales growth, operating profit growth and operating cash conversion, 80% in total weighted equally, with remaining 20% on individual objectives	• Performance measures are net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items and tax and 'Spirit of Progress' measures • Size of long-term incentive award opportunity is in line with the policy	• No change to in-employment shareholding requirement • Post-employment shareholding in line with the Policy
Implementation in year ended 30 June 2024				
• 4% salary increase for the CFO, slightly below the annual salary budgets for the wider workforce in the United Kingdom and the United States • No increase for the CEO in fiscal 24 following appointment on 8 June 2023	• Allowances and benefits unchanged from prior year • Company pension contribution of 14% for CEO and CFO. Aligned to the UK workforce	• Payout of 16% of maximum for the financial elements of the plan • Total payout of 24.8% of maximum for the CEO and 22.8% for the CFO	• Vesting of 2021 performance shares at 58.9% of maximum for Debra Crew, and 56.5% of maximum for Lavanya Chandrashekar • The 2021 share options lapsed for both Debra Crew and Lavanya Chandrashekar	• As at 30 June 2024, Debra Crew's shareholding was 240% of salary (she has until June 2028 to meet her requirement) • As at 30 June 2024, Lavanya Chandrashekar's shareholding was 100% of salary (she had until July 2026 to meet her requirement)

Pay for performance at a glance

The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo's strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2021 to 30 June 2024)

Organic net sales growth

CAGR	Threshold	Midpoint	Maximum
	5.0%	7.0%	9.0%

Actual 8.7%

Cumulative free cash flow

Threshold	Midpoint	Maximum
$10,058m	$11,273m	$12,488m

Actual $9,798m

Organic profit before exceptional items and tax growth

CAGR	Threshold	Midpoint	Maximum
	6.5%	10.0%	13.5%

Actual 6.9%

Relative TSR ranking vs peer group

Threshold	Midpoint	Maximum
9th (median)	-	3rd (upper quintile)

Actual 14th

ESG measure	Unit of measurement	Threshold	Midpoint	Maximum	Actual
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	19.1%	23.1%	27.1%	**19.6%**
Water efficiency	Improvement in water efficiency (cum%)	6.3%	9.2%	12.1%	**4.2%**
Positive drinking	Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme	2.3m	3.0m	3.7m	**3.8m**
Inclusion & diversity	% female leaders globally	44%	45%	46%	**44%**
	% ethnically diverse leaders globally	39%	40%	41%	**46%**

Annual incentive (for the period 1 July 2023 to 30 June 2024)

Net sales growth

Threshold	Target	Maximum
3.1%	6.1%	9.1%

Actual -0.6%

Operating profit growth

Threshold	Midpoint	Maximum
1.4%	6.4%	11.4%

Actual -4.8%

Operating cash conversion

Threshold	Target	Maximum
95%	100%	105%

Actual 99.6%

Diageo's share price growth over the period 30 June 2021 to 30 June 2024

(28.1)%



2024
£24.90
2021
£34.61

Growth in dividend distribution to shareholders in year ended to 30 June 2024

1.5%



2024
81.22p
2023
80.00p

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2024 is shown against the vesting outcome for the 2021 long-term incentive awards vesting in 2024). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

5-year vesting outcomes of long-term incentives



Executive Director vesting outcome (% of maximum)
Annualised TSR %
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
30
20
10
0
(10)
(20)
10%
27.5%
29.3%
10%
59.3%
61.5%
98.7%
77.5%
56.5%
0%
2020
2021
2022
2023
2024

- Performance shares
- Share options
- Annualised total shareholder return over three-year long-term incentive performance period

5-year history of annual incentive payouts



Payout (% of maximum)
Operating profit growth %
100%
80%
60%
40%
20%
0%
(20)%
(40)%
30
24
18
12
6
0
(6)
(12)
0%
100%
100%
32.5%
16%
2020
2021
2022
2023
2024

- Annual incentive payout (financial measures excluding individual business objectives)
- Organic operating profit growth (% on prior year)

Remuneration Committee Governance

Remuneration Committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Alan Stewart and Ireena Vittal. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chair of the Board and the Chief Executive are invited to attend Remuneration Committee meetings, except when their own remuneration is being discussed. The Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company Secretary.

The Remuneration Committee is responsible for all executive remuneration decisions throughout the year, which includes setting financial targets for the annual and long-term incentive plans and the outcomes under these plans. The Committee considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows:

Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;

Simplicity – the purpose, structure and strategic alignment of each element of pay has been laid out in the remuneration policy;

Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives. There are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions updated for prevailing legal and regulatory requirements. The Committee also considers the impact on behaviour of both the measures and targets set;

Predictability – the pay opportunity under different performance scenarios is set out in the approved Directors' remuneration policy (page 136 of the 2023 annual report);

Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and

Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and 'Spirit of Progress' (ESG) priorities are incentivised under the long-term incentive plan, which reinforces the company's purpose and values. The design of remuneration, and the measures used, reflect Diageo's culture.

External advisors

During the year ended 30 June 2024, the Remuneration Committee received advice on Directors' remuneration from FIT. FIT was appointed by the Committee in October 2022 following a review of alternative providers and were selected on the basis of their understanding of the company's culture and business and the capability of their team.

The fees paid to FIT in fiscal 24 for advice provided to the Committee were £84,671. All fees were determined on a time and expenses basis.

The Committee is satisfied that FIT's engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. FIT does not provide Diageo with any other services. FIT is a founder member of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to Remuneration Committees of UK listed companies. FIT attended Remuneration Committee meetings during the year and the Committee is satisfied that the advice it has received has been objective and independent.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors' remuneration policy and the Directors' remuneration report at the AGM on 28 September 2023. The Committee was pleased with the level of support shown for the Directors' Remuneration Policy and Report and appreciates the active participation of shareholders and their representative bodies in consulting on executive remuneration matters.

		For	Against	Total votes cast	Abstentions
Directors' remuneration policy	Total number of votes	1,663,080,546	80,098,370	1,743,178,916	1,023,145
	Percentage of votes cast	95.41%	4.59%	100%	n/a
Directors' remuneration report (excluding the policy)	Total number of votes	1,640,705,024	77,090,228	1,717,795,252	26,428,462
	Percentage of votes cast	95.51%	4.49%	100%	n/a

Directors' remuneration policy

This section of the report sets out the details of the 2023 Directors' remuneration policy which was approved by shareholders at the AGM on 28 September 2023 and which applied from that date. The Policy Considerations section has been updated to reflect the anticipated appointment of a new CFO in Autumn 2024, updated NED terms of appointment and employee engagement leadership.

The actual current approved policy can be found on the company's website at https://www.diageo.com/en/our-business/corporate-governance/remuneration-at-diageo.

As referenced in the Remuneration Committee Chair's statement, the Committee believes the current policy continues to support the business strategy.

The Committee reserves the right to make minor changes to the policy, where required for regulatory, tax or administrative reasons.

Base salary

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy and performance goals.

Operation

- Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
- The Remuneration Committee considers the following parameters when reviewing base salary levels:
  - Pay increases for other employees across the group.
  - Economic conditions and governance trends.
  - The individual's performance, skills and responsibilities.
  - Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director's home market as well as global consumer goods companies.

Opportunity

Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in the relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.

Benefits

Purpose and link to strategy

Provides market-competitive and cost-effective benefits as part of remuneration packages designed to attract and retain the best global talent.

Operation

- The provision of benefits typically depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical and dental cover, tax support and tax return preparation costs.
- The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include, but are not limited to, relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment. Where appropriate, for example in relation to relocation benefits, the company may also meet the tax costs associated with the benefit provision.

Opportunity

- The benefits package is set at a level which the Remuneration Committee considers:
  - provides an appropriate level of benefits depending on the role and individual circumstances;
  - is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
  - is in line with comparable roles in companies of a similar size and complexity in the relevant market.

Post-retirement provision

Purpose and link to strategy

Provides competitive post-retirement benefits which are part of remuneration packages designed to attract and retain the best global talent.

Operation

- Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.

Opportunity

- The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The current CEO and CFO receive a pension contribution of 14% of salary, in line with the UK workforce.

Annual Incentive Plan (AIP)

Purpose and link to strategy

Incentivises delivery of Diageo's annual financial targets and the achievement of key individual objectives which are chosen to align with the business strategy and create a platform for sustainable longer-term performance. Compulsory deferral of a minimum of one-third of any annual incentive earned into shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests.

Operation

- Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
- The level of award is determined with reference to Diageo's overall financial and strategic performance and individual performance.
- A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment is paid out in cash after the end of the financial year.
- The Remuneration Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual's contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year's annual report on remuneration.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.
- In the case of pre-tax deferral, notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period (on post-tax deferral into owned shares, actual dividends are payable).

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance. The maximum includes the deferred share element but excludes dividend equivalents payable in respect of deferred share awards.

Performance conditions

Annual incentive plan awards are normally based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0%-30% on broader objectives based on strategic goals and/or individual contribution.
The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

Diageo Long-Term Incentive Plan (DLTIP)

Purpose and link to strategy

Provides a long-term incentive to achieve key performance measures which support the company's strategy, and to align interests with shareholders.

Operation

- An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
- Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
- The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of the overall business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
- Following vesting, there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
- Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.

Opportunity

- The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
- Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Remuneration Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

Diageo Long-Term Incentive Plan (DLTIP) continued

Performance conditions

The vesting of awards is linked to a range of measures which may include, but are not limited to:

- a growth measure (e.g. net sales growth, operating profit growth);
- a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
- a measure of Diageo's performance in relation to its peers (e.g. relative total shareholder return); and
- a measure relating to our 'Spirit of Progress' (environmental, social or governance) priorities.

Measures that apply to performance shares and market-price options may differ, as is the case for current awards. Weightings of these measures may also vary year-on-year.

The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

Malus and Clawback

Under the AIP and DLTIP, the Remuneration Committee has discretion to apply malus and clawback in the circumstances specified in the applicable malus and clawback policy from time to time in place, for example:

- Material misstatement of results or an error resulting in overpayment.
- Risk failure resulting in material financial loss or any business area being the subject of a regulatory investigation or in breach of regulation.
- Employee misconduct/disciplinary action.
- Employee accountability for material reputational damage to the group which could have been avoided.
- In respect of the application of malus, deterioration in the financial situation of the group which limits the ability to fund incentive awards.
- Any other matter which, in the reasonable opinion of the Remuneration Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.

The malus and clawback provisions may be invoked for one year following an AIP cash payment and two years following a DLTIP vesting. Where the Remuneration Committee determines that malus and/or clawback will apply, the Remuneration Committee has discretion to determine the basis of application and the means by which malus and/or clawback will be implemented.

The malus and clawback policy will be reviewed from time to time to ensure that the policy is compliant with any regulatory requirements, such as the NYSE listing rules.

All-employee share plans

Purpose and link to strategy

To encourage broader employee share ownership through locally approved plans.

Operation

- The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
- Executive Directors' eligibility may depend on their country of residence, tax status and employment company.

Opportunity

- Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

Performance conditions

- Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

Shareholding requirement

Purpose and link to strategy

- Ensures alignment between the interests of Executive Directors and shareholders.

Operation

- The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
- Executive Directors are normally expected to build up their in-employment shareholding within five years of their appointment to the Board.
- Shares that count towards these minimum shareholding requirements are shares beneficially held by the Executive Director and their connected persons, including Deferred Bonus Share Plan (DBSP) shares within the three-year deferral period, on a net (if post-tax deferral)/notional net (if pre-tax deferral) of tax basis.
- Executive Directors are restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chair), until the shareholding requirement is met.
- In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a Diageo shareholding of 100% of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for two years after leaving the company.
- The Executive Directors enter into a deed undertaking to comply with the requirement and committing to hold the required number of shares in a specified nominee account.

Chair of the Board and Non-Executive Directors' fees

Purpose and link to strategy

- Supports the attraction and retention of world-class talent and reflects the value of the individual, their skills and experience.

Operation

- Fees for the Chair and Non-Executive Directors are normally reviewed every year.
- A proportion of the Chair's annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chair retires from the company or ceases to be a Director.
- Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
- The Chair and Non-Executive Directors do not participate in any of the company's incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
- The Chair and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
- All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chair of the Board, Javier Ferrán, was re-appointed on 6 October 2022 for a three-year term, terminable on three months' notice by either party or, if terminated by the company, by payment of three months' fees in lieu of notice.

Opportunity

- Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chair's fees.

Policy considerations

Performance measures

Further details of the performance measures under the fiscal 25 annual incentive plan and measures and targets for DLTIP awards to be made in September 2024, are set out in the annual report on remuneration, on page 146. Annual incentive targets will be disclosed retrospectively in next year's annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.

Performance targets are set to be stretching yet achievable, and take into account the company's strategic priorities and business environment. The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers.

Approach to recruitment remuneration

Diageo is a global organisation selling its products in nearly 180 countries around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo's global talent strategy and, managed effectively, is a key driver in delivering Diageo's Growth Ambition.

The Remuneration Committee's overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo's business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo's remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the individual forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.

Any such award would be fully disclosed and explained in the following year's annual report on remuneration. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum of remuneration and, if considered appropriate at the time, will consult with the company's biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director.

Service contracts and policy on payment for loss of office (including takeover provisions)

Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company's registered office.

Executive Director	Date of service contract
Debra Crew	28 March 2023
Lavanya Chandrashekar	13 January 2021

Notice period	The contracts provide for a period of six months' notice by the Executive Director or 12 months' notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice consisting of a sum equivalent to the base salary which the Executive Director would have received for any notice period outstanding on the date employment ends and the cost to the company of providing contractual benefits for this period (including pension contributions but excluding incentive plans). If, on the termination date, the Executive Director has exceeded their accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to them. If the Executive Director, on the termination date, has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to them in lieu of it, provided that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment.
Mitigation	The Remuneration Committee requires (or may exercise its discretion to require) a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date unless the Committee decides otherwise. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance measures being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which vest in full on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company's longer-term interests. On a takeover, awards vest in full. On other corporate events, the Remuneration Committee may allow awards to vest in full.
Diageo Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, awards continue in effect. Awards will vest on the original vesting date with the exception of death in service, when awards will vest on the date of death, in each case unless the Remuneration Committee decides otherwise. When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The applicable retention period for vested awards continues for all leavers (other than in cases of disability, ill-health or death in service, where the retention period will end on the date of death or leaving employment), unless the Remuneration Committee decides otherwise. Where awards were granted in the form of options, on vesting they are generally exercisable for 12 months (or six months for approved options). The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Remuneration Committee decides otherwise (for example, in the case of death in service). Where an Executive Director leaves within one month of the normal vesting date of the award, awards are not time pro-rated, unless the Remuneration Committee decides otherwise. On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Remuneration Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company.
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company may pay reasonable repatriation costs for leavers at the Remuneration Committee's discretion. The company may also pay for reasonable costs in relation to the termination, for example, tax, legal and outplacement support, where appropriate.

Non-Executive Directors' unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2025
Susan Kilsby	4 April 2018	AGM 2024
Melissa Bethell	30 June 2020	AGM 2026
Karen Blackett	1 June 2022	AGM 2025
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2026
Alan Stewart	1 September 2014	AGM 2024
Ireena Vittal	2 October 2020	AGM 2026

Payments under previous policies

The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed (i) under a previous policy, in which case the provision of that policy shall continue to apply until such payments have been made; (ii) before the policy or the relevant legislation came into effect; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the company.

Approach to stakeholder engagement

Shareholder engagement

The Committee is interested in the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy that was approved at the 2023 AGM, the Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy and the implementation plan for fiscal 24. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement, as well as the planned implementation for fiscal 24.

Employee engagement on executive remuneration

Karen Blackett took over accountability for global workforce engagement sessions during the year and there were focus group sessions led by her and other Non-Executive Directors. As part of this engagement, there was a session where the Remuneration Committee Chair shared information with employees about executive remuneration, including the Directors' remuneration policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce. This is the first year of undertaking the engagement on remuneration in this format and it was found to be productive and informative by the Committee Chair and the participating employees.

Diageo also runs annual employee engagement surveys, which gives employees the opportunity to provide feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the Remuneration Committee.

These activities ensure that shareholder views and interests, as well as the all-employee reward context at Diageo, are considered when making executive remuneration decisions.

Consideration of wider workforce remuneration

When reviewing Executive Directors' salaries, the Committee takes into account the company's salary budgets for key geographies and, each year, the Committee has a session reviewing various aspects of workforce remuneration to deepen its understanding of employee pay arrangements. There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The key differences are that a larger percentage of Executive Directors' remuneration is performance related than that of other employees and salary, benefits and incentive participation levels vary according to role, seniority and business priorities.

When reviewing the Directors' remuneration policy, the Committee considered the remuneration arrangements for the workforce globally, as well as market practice in the FTSE 30 (excluding financial services) and Diageo's global consumer peer group. Given the minimal changes proposed for the 2023 Directors' remuneration policy, employees were not specifically consulted on this.

Annual report on remuneration

The following section provides details of how the company's 2023 remuneration policy was implemented during the year ended 30 June 2024, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2025.

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors' remuneration for the year ended 30 June 2024.

	Debra Crew[1][8]				Lavanya Chandrashekar[1]			
	2024 £ '000	**2024 $ '000**	2023 £ '000	2023 $ '000	**2024 £ '000**	**2024 $ '000**	2023 £ '000	2023 $ '000
Fixed pay								
Salary	**£1,392**	**$1,750**	£105	$126	**£823**	**$1,034**	£831	$997
Benefits [2]	**£112**	**$140**	£4	$5	**£37**	**$47**	£53	$63
Pension[3]	**£193**	**$242**	£10	$13	**£112**	**$140**	£110	$133
Total fixed pay[7]	**£1,696**	**$2,132**	£120	$145	**£972**	**$1,221**	£993	$1,193
Performance related pay								
Annual incentive[4]	**£690**	**$868**	£79	$95	**£379**	**$476**	£603	$723
Long-term incentives[5]	**£678**	**$852**	£166	$199	**£1,350**	**$1,697**	£258	$309
Other incentives [6]	**£3**	**$4**	–	–	**£4**	**$5**	£3	$4
Total variable pay[7]	**£1,371**	**$1,724**	£245	$294	**£1,732**	**$2,178**	£864	$1,037
Total single figure of remuneration[7]	**£3,067**	**$3,856**	£365	$439	**£2,704**	**$3,399**	£1,857	$2,230

Notes

(1)	Exchange rate	The amounts shown in US dollars are converted to sterling using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2024, the exchange rate was £1 = $1.26 and for the year ended 30 June 2023 it was £1 = $1.20. Debra Crew and Lavanya Chandrashekar are paid in US dollars.	
(2)	Benefits	The benefits numbers include the gross value of all taxable benefits. For Debra Crew, these include flexible benefits allowance ($22.1k), tax return preparation ($19.2k), contracted car service ($58.7k), medical and dental ($22.2k), product allowance and life and long-term disability cover. Lavanya Chandrashekar's benefits include flexible benefits allowance ($23.8k), travel allowance ($13.5k), product allowance and life and long-term disability cover.	
(3)	Pension	Pension benefits reflect the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans which are over and above the increase due to inflation. Debra Crew started to accrue benefits in the Supplemental Executive Retirement Plan (SERP) from 1 October 2022. Lavanya Chandrashekar started accruing benefits in the SERP from 1 July 2021. The company pension contribution has been 14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.	Page 138
(4)	Annual incentive	The performance achieved under the fiscal 24 annual incentive plan resulted in an outcome of 16.0% of maximum for the financial elements of the plan. Financial elements represented 80% of the maximum incentive opportunity. Taking account of performance against Individual Business Objectives (IBOs), which represent 20% of the maximum opportunity, the annual incentive payout is 24.8% of maximum for Debra Crew and 22.8% of maximum for Lavanya Chandrashekar. In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 24 shown in the table above for Debra Crew and Lavanya Chandrashekar will be deferred into owned shares which are held for three years in a nominee account.	Page 135
(5)	Long-term incentives	Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2024 of $137.77) delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares earned in lieu of dividends on these vested performance shares. For Debra Crew, the 2021 performance shares and share options were granted before she became an Executive Director, and due to a slightly different vesting schedule for awards granted below the Board, vested at 58.9% and 0.0% of maximum respectively. The long-term incentive value reflects the proportion of the three-year period in which she was appointed as CEO. Lavanya Chandrashekar's 2021 performance shares and share options were granted after she became an Executive Director and vested at 56.5% and 0.0% of maximum respectively. Of the 2024 long term incentive amounts shown in the table above none are related to share price appreciation over the fiscal 22 to fiscal 24 performance period. For fiscal 23, long-term incentives comprise performance shares and share options awarded in 2020 that vested in September 2023 at 98.8% and 77.5% of maximum respectively for Debra Crew and Lavanya Chandrashekar, including dividend equivalents on performance shares. These 2020 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of $160.19 instead of the average three-month ADR share price used in last year's report of $178.52.	Page 136
(6)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans. Awards do not have performance conditions attached.	
(7)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.	
(8)	Other	The 2023 figures shown for Debra Crew are in respect of the period from 5 June 2023 to 30 June 2023; following her appointment as interim CEO on 5 June 2023 and CEO and Executive Director on 8 June 2023.	

Looking back on 2024

Annual incentive plan (AIP) payouts for 2024 (audited)

AIP payout for the year ended 30 June 2024

AIP payouts for the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures[1]

Measure	Weighting	Threshold	Target	Maximum	**Actual**	**Payout (% of total AIP opportunity)**
Payout opportunity (% maximum)		25%	50%	100%		
Net sales value (% growth)[2]	26.67%	3.1%	6.1%	9.1%	**(0.6)%**	**–**
Operating profit (% growth)[2]	26.67%	1.4%	6.4%	11.4%	**(4.8)%**	**–**
Operating cash conversion[3]	26.67%	95.0%	100.0%	105.0%	**99.6%**	**12.80%**
Full year performance for 1 July 2023 - 30 June 2024	**80.00%**					**12.80%**

Individual business objectives

Measure (IBOs equally weighted) and target	**Weighting**	**Result**	**Payout (% of total AIP opportunity)**
Debra Crew Chief Executive	**20.00 %**		**12.00%**
Global market share performance • Grow or hold total trade market share in 2/3rds of total net sales in measured markets	10.00 %	We gained or held total trade market share in markets that total 75% of our net sales in fiscal 24[6]	5.00%
Productivity improvement • Deliver an overall productivity improvement in fiscal 24 of $505m across all cost categories	10.00 %	The productivity target for fiscal 24 has been exceeded as set out below: • By the end of fiscal 24, we delivered $698m in productivity savings across all cost categories including supply, marketing and indirect overheads	7.00%
Lavanya Chandrashekar Chief Financial Officer	**20.00 %**		**10.00%**
Productivity improvement • Deliver an overall productivity improvement in fiscal 24 of $505m across all cost categories	10.00 %	The productivity target for fiscal 24 has been exceeded as set out below: • By the end of fiscal 24, we delivered $698m in productivity savings across all cost categories including supply, marketing and indirect overheads	7.00%
Finance transformation • Implement actions to continue the improvement of financial forecasting and sustainable cash management • Deliver the agreed project milestones for the finance technology roll out within budget • Implement the new functional and presentational currency into all areas of management and reporting	10.00 %	A summary of performance against the finance transformation milestones for fiscal 24 is as follows: • Automated forecasting models built internally, rolled out and subject to further embedding • Key actions completed to support the delivery of strong cash performance • Initial stage of a significant programme of global technology change underway • Go live of required changes to functional currency in over 50 systems, restructuring of FX hedges and completion of reporting cycles	3.00%

Payout

	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% annual salary)	Total ('000) USD
Debra Crew(4),(5)	12.80%	12.00%	**24.80%**	49.60%	$868
Lavanya Chandrashekar(4),(5)	12.80%	10.00%	**22.80%**	45.60%	$476

(1) Performance against the AIP measures is calculated using 2024 budgeted exchange rates and is measured on a currency-neutral basis.
(2) For AIP purposes, net sales value (NSV) growth and operating profit (OP) growth are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3) For AIP purposes, operating cash conversion (OCC) is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rate for the year.
(4) AIP payments are calculated using base salary as at 30 June 2024, in line with the global policy that applies to other employees across the company.
(5) In accordance with the 2023 remuneration policy and their individual elections to defer post tax, one-third of Debra Crew's and Lavanya Chandrashekar's after tax AIP payout disclosed in the table above will be deferred into Diageo shares, which will be held for three years in a nominee account. These shares will be acquired in September 2024 and the number of shares will be disclosed in the 2025 remuneration report.
(6) Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers.
(7) No discretion was exercised by the Remuneration Committee in determining the AIP outcome.

Long-term incentive plans (LTIPs) vesting in 2024 (audited)

Long-term incentive awards up to and including September 2023 were made under the Diageo Long-Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options – granted in September 2021, vesting in September 2024 (audited)

In September 2021, Debra Crew (although not an Executive Director at the time of grant) and Lavanya Chandrashekar received share option awards over ADRs under the DLTIP, with an exercise price of $194.75. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:

- Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
- Cumulative free cash flow (FCF)

The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)	TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100	7th	55
4th	95	8th	45
5th	75	9th	20
6th	65	10th or below	0

TSR peer group (16 companies)		
AB InBev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Unilever
Colgate-Palmolive	Nestlé	
Groupe Danone	PepsiCo	

Performance shares – awarded in September 2021, vesting in September 2024 (audited)

In September 2021, Debra Crew (although not Executive Director at the time of grant) and Lavanya Chandrashekar received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:

- Organic net sales value (NSV) growth (weighted 40%);
- Profit before exceptional items and tax (PBET) growth (weighted 40%); and
- ESG measures (water efficiency, carbon reduction, positive drinking, and diversity & inclusion) weighted 20%.

Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

Vesting outcome for 2021 performance share and share option awards in September 2024 (audited)

The 2021 performance share award vested at 58.9% of maximum for Debra Crew and 56.5% of maximum for Lavanya Chandrashekar. The 2021 share options lapsed having not met the threshold performance metric as detailed below:

Vesting of 2021 DLTIP(5)	Weighting	Threshold	Midpoint	Maximum	Actual	Debra Crew vesting (% maximum)(5)(6)	Lavanya Chandrashekar vesting (% maximum)(5)(6)
Vesting if performance achieved (% maximum)(6)		20%/25%	60%/62.5%	100%			
Organic net sales value growth (NSV)(1)	40.0%	5.0%	7.0%	9.0%	8.7%	37.8%	37.6%
Profit before exceptional items and tax (PBET) growth(2)	40.0%	6.5%	10.0%	13.5%	6.9%	11.7%	9.8%
Carbon reduction (ESG)	5.0%	19.1%	23.1%	27.1%	19.6%	1.5%	1.3%
Water efficiency (ESG)	5.0%	6.3%	9.2%	12.1%	4.2%	–	–
Positive drinking (ESG)	5.0%	2.3m	3.0m	3.7m	3.8m	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	44.0%	45.0%	46.0%	44.0%	0.6%	0.5%
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	39.0%	40.0%	41.0%	46.0%	2.5%	2.5%
Vesting of performance shares (% maximum)						**58.9%**	**56.5%**
Cumulative free cash flow (FCF)(3)	50.0%	$10,058m	$11,273m	$12,488m	$9,798m	–	–
Relative total shareholder return(4)	50.0%	9th	–	3rd	14th	–	–
Vesting of share options (% maximum)						**–**	**–**

(1) NSV growth is calculated at budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2) PBET growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excluded the interest on current year's share repurchase program (SRP) and excludes the year-over-year change of M&A related interest.
(3) Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals, which were not known and planned at the beginning of the vesting period, are excluded from the three-year performance. Note that FCF has been restated in USD following the change in functional currency.
(4) Relative total shareholder return (TSR) is measured as the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of six months and converted to a common currency (US dollars). Calculation is performed and provided by FIT.
(5) No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6) At the time of grant of the 2021 awards, Debra Crew was not an Executive Director. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60.0% at midpoint).

Summary of performance share awards and options vesting (audited)

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend equivalent share	Estimated value ($'000)(1)
Debra Crew (2)	Performance Shares	03/09/2021	9,663	58.9%	5,691		$137.77	494	$852
	Share Options	03/09/2021	9,663	–	–	$194.75	$137.77	–	–
Lavanya Chandrashekar	Performance Shares	03/09/2021	20,060	56.5%	11,333		$137.77	985	$1,697
	Share Options	03/09/2021	20,060	–	–	$194.75	$137.77	–	–

(1) The total long-term incentives value shown in the single figure of remuneration on page 134 is the total of performance shares and share options in the table above and is based on an average ADR price for the last three months of the fiscal year ($137.77).

(2) The number of ADRs and the resulting value of performance share awards and options relating to Debra Crew in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was appointed as Chief Executive Officer. The original number of Performance Shares and Share Options awarded is shown on page 140. The total number of Performance Shares awarded was 27,019 and 15,914 vested in total of which 5,691 is shown above. The total value of the vested award, including dividend equivalent shares (17,297 ADRs) is $2,383,007. No share options vested.

The Committee considered Diageo's overall business performance and value created for shareholders over the period and determined that the outcomes were fair and appropriate; consequently no adjustment to the vesting outcomes were made. It also considered the level of difficulty of the targets and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. No share options were exercised by any Director during the year ended 30 June 2024.

Pensions and benefits in the year ended 30 June 2024

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors' remuneration policy.

Pension arrangements (audited)

Debra Crew and Lavanya Chandrashekar are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 14% of base salary during the year ended 30 June 2024. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

Debra Crew and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP), until 30 September 2022 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

In the event of death in service, a lump sum of six times base salary is payable for Debra Crew and Lavanya Chandrashekar.

The table below shows the pension benefits accrued by each Executive Director as at year end. The accrued US benefits for Debra Crew and Lavanya Chandrashekar are one-off cash balance amounts.

	30 June 2024	30 June 2023
Executive Director	**US benefit value $'000**	US benefit value $'000
Debra Crew[1]	**1,245**	958
Lavanya Chandrashekar[2]	**689**	520

(1) Debra Crew's US benefits reflect an increase of $287,000 over the year to 30 June 2024. This increase reflects $253,000 which is due to additional pension benefits earned over the year (of which $242,000 is over and above the increase due to inflation - and is reported in the total single figure of remuneration table on page 134); and, $34,000 which is due to interest earned over the year on her deferred US benefits.

(2) Lavanya Chandrashekar's US benefits reflect an increase of $169,000 over the year to 30 June 2024. This increase reflects $159,000 which is due to additional pension benefits earned over the year (of which $140,000 of which is over and above the increase due to inflation – and is reported in the total single figure of remuneration table on page 134); and $10,000 of which is due to interest earned on her deferred US benefits.

The Normal Retirement Age applicable to each Director's benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Debra Crew	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Lavanya Chandrashekar	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

Long-term incentive awards made during the year ended 30 June 2024 (audited)

On 4 September 2023, Debra Crew and Lavanya Chandrashekar received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. The three-year period over which performance will be measured is 1 July 2023 to 30 June 2026.

The performance measures and targets for awards granted in September 2023 are outlined below. Net sales value and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust indicator of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under Diageo's 10-year 'Spirit of Progress' action plan to help create an inclusive and sustainable world. The definitions for the ESG measures were set out on page 152 of the annual remuneration report for fiscal 23.

	Performance shares							Share options	
2023 DLTIP	Organic net sales value (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow[1]	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	4.0% - 8.0%	4.5% - 11.5%	17.9% - 25.9%	3.7% - 8.3%	2.8m - 4.2m	47% - 49%	44% - 46%	$9,400m - $12,600m	9th - 3rd and above

(1) The cumulative free cash flow targets are shown in USD following the change to functional currency from fiscal 24. More details can be found on this on pages 166-167.

20% of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value $'000	Face value (% of salary)
Debra Crew	04/09/2023	DLTIP - share options	ADR	36,971	$166.67	$6,563	375%
Debra Crew	04/09/2023	DLTIP - performance shares	ADR	36,971		$6,563	375%
Lavanya Chandrashekar	04/09/2023	DLTIP - share options	ADR	21,182	$166.67	$3,760	360%
Lavanya Chandrashekar	04/09/2023	DLTIP - performance shares	ADR	21,182		$3,760	360%

The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2026 annual remuneration report.

In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($177.50). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($166.67).

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Year of vesting	Award calculation share price	Exercise price	Number of shares/ options at 30 June 2023[1]	Granted	Vested/ exercised	Dividend equivalent shares released	Lapsed	Number of shares/ options at 30 June 2024[1]	
Debra Crew												
DLTIP - Share Options[4]	Sep 2021	2021-2024	2024		$194.75	27,019					27,019	ADR
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	26,629					26,629	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67		36,971				36,971	ADR
Total unvested share options subject to performance in Ordinary shares[2]											**362,476**	**ORD**
DLTIP - Share Options[3]	Sep 2020	2020-2023	2023		$133.88	30,076		23,308		6,768	23,308	ADR
Total vested but unexercised share options in Ordinary shares[2]											**93,232**	**ORD**
DLTIP - Performance Shares	Sep 2020	2020-2023	2023	$143.63		30,076		29,715	2,101	361	–	ADR
DESAP - Performance Shares[5]	Sep 2020	2020-2023	2023	$143.63		19,494		20,622	1,362	234	–	ADR
Total vested shares subject to performance in Ordinary shares[2]											**–**	**ORD**
DLTIP - Performance Shares[4]	Sep 2021	2021-2024	2024	$174.97		27,019					27,019	ADR
DLTIP - Performance Shares	Sep 2022	2022-2025	2025	$195.29		26,629					26,629	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50			36,971				36,971	ADR
DESAP - Performance Shares[5]	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - Performance Shares[5]	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - Performance Shares[5]	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in Ordinary shares[2]											**469,100**	**ORD**
DESAP - Restricted Stock Unit[5]	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP - Restricted Stock Unit[5]	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP - Restricted Stock Unit[5]	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in Ordinary shares[2]											**106,624**	**ORD**
Lavanya Chandrashekar												
DLTIP - Share Options[3]	Sep 2018	2018-2021	2021		$140.89	3,832		3,832			3,832	ADR
DLTIP - Share Options[3]	Sep 2018	2018-2021	2021		$140.89	1,064		1,064			1,064	ADR
Total vested but unexercised share options in Ordinary shares[2]											**19,584**	**ORD**
DLTIP - Share Options[4]	Sep 2021	2021-2024	2024		$194.75	20,060					20,060	ADR
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	18,512					18,512	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67		21,182				21,182	ADR
Total unvested share options subject to performance in Ordinary shares[2]											**239,016**	**ORD**
DLTIP - Performance Shares	Sep 2020	2020-2023	2023	$143.63		1,827		1,805	127	22	–	ADR
Total vested shares subject to performance in Ordinary shares[2]											**–**	**ORD**
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		20,060					20,060	ADR
DLTIP - Performance Shares	Sep 2022	2022-2025	2025	$195.29		18,512					18,512	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50			21,182				21,182	ADR
Total unvested shares subject to performance in Ordinary shares[2]											**239,016**	**ORD**
DLTIP - Restricted Stock Units[6]	Sep 2020	2020-2023	2023	$143.63		2,635		2,635	2,635		–	ADR
Total unvested shares not subject to performance in Ordinary shares[2]											**–**	**ORD**

(1) For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
(2) ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(3) The total number of share options granted under the DLTIP in September 2018 and 2020 showing as outstanding as at 30 June 2024 are vested but unexercised share options.
(4) Performance shares and share options granted under the DLTIP in September 2021 and due to vest in September 2024 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 134, since the performance period ended during the year ended 30 June 2024.
(5) The performance shares awarded to Debra Crew in 2020 and vested in 2023 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and had the same performance measures and targets as the 2020 DLTIP performance shares. Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rs of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(6) Lavanya Chandrashekar was granted a number of restricted stock units prior to her appointment as CFO and joining the Board.

Directors' shareholding requirement and share interests (audited)

The beneficial interests of the Directors who held office during the year ended 30 June 2024 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent[(1),(2)]					
	24 July 2024	**30 June 2024 (or date of cessation, if earlier)**	30 June 2023 (or date of appointment if later)	Shareholding requirement (% salary)[(3)]	Shareholding at 30 June 2024 (% salary)[(3)]	Shareholding requirement met
Chair						
Javier Ferrán[(5)]	**314,830**	**314,498**	310,468			
Executive Directors						
Debra Crew[(4)(5)]	**122,736**	**122,736**	260	500%	240%	No - to be met by June 2028
Lavanya Chandrashekar [(4),(5),(6)]	**30,412**	**30,406**	17,901	400%	100%	No - to be met by July 2026
Non-Executive Directors						
Susan Kilsby[(5)]	**2,600**	**2,600**	2,600			
Melissa Bethell	**2,668**	**2,668**	2,668			
Valérie Chapoulaud-Floquet	**2,154**	**2,154**	2,098			
Sir John Manzoni	**3,007**	**3,007**	2,929			
Lady Nicola Mendelsohn[(8)]	**N/A**	**5,000**	5,000			
Alan Stewart[(7)]	**7,550**	**7,550**	7,354			
Ireena Vittal	**–**	**–**	–			
Karen Blackett	**702**	**702**	–			

Notes
(1) Each person listed beneficially owns less than 1% of Diageo's ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2) Any change in shareholding between the end of the financial year on 30 June 2024 and the last practicable date before publication of this report, being 24 July 2024, is outlined in the table above.
(3) Both the shareholding requirement and shareholding at 30 June 2024 are expressed as a percentage of base salary on 30 June 2024 and calculated using a three-month average share price for period ending 30 June 2024 of £27.22. For the purposes of the shareholding requirement any vested but unexercised share options are reflected on an estimated net of tax basis.
(4) The total share interests shown above include 2023 Deferred Bonus Plan Shares for Debra Crew (109 ADRs) and Lavanya Chandrashekar (754 ADRs).
(5) Javier Ferrán, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(6) The figure as at 30 June 2023 for Lavanya Chandrashekar reflects the correction of an error in last year's report which had omitted her interests in 1,698 ADRs (equivalent to 6,792 ordinary shares) awarded as a proportion of her annual incentive outcome for the year ended 30 June 2022. The value of this award had been correctly reflected in the single total figure of remuneration disclosures in the 2022 and 2023 Directors' Remuneration Reports and was disclosed to shareholders at the time of the award.
(7) The figure as at 30 June 2023 for Alan Stewart has been corrected from 7,269 shares to 7,354 shares. The correction reflects additional shares acquired via an automatic dividend reinvestment plan.
(8) Lady Mendelsohn resigned from the Board on 28 September 2023 and therefore no details are included for the shareholding after her date of cessation.

Relative importance of spend on pay

The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2023 to the year ended 30 June 2024. There are no other significant distributions or payments of profit or cash flow.

Distributions to shareholders
(13.7)%


2024
3,242
2023
3,755

Staff pay
5.4%


2024
2,314
2023
2,196

CEO total remuneration and TSR performance

The graph below show the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2014 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.


Total shareholder return - value of hypothetical £100 holding
Chief Executive total remuneration (includes legacy LTIP awards) (£'000)
Diageo
FTSE 100
Chief Executive total remuneration
400
360
320
280
240
200
160
120
80
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
June 2014
June 2015
June 2016
June 2017
June 2018
June 2019
June 2020
June 2021
June 2022
June 2023
June 2024

	Ivan Menezes[(1)] £'000 F15	Ivan Menezes[(1)] £'000 F16	Ivan Menezes[(1)] £'000 F17	Ivan Menezes[(1)] £'000 F18	Ivan Menezes[(1)] £'000 F19	Ivan Menezes[(1)] £'000 F20	Ivan Menezes[(1)] £'000 F21	Ivan Menezes[(1)] £'000 F22	Ivan Menezes[(1)] £'000 F23	Debra Crew[(1)(2)] £'000 F23	**Debra Crew[(1)(2)] £'000 F24**
Chief Executive total remuneration[(2)]	3,888	4,156	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403	**3,067**
Annual incentive[(3)]	44.0%	65.0%	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	37.3%	35.4%	**24.8%**
Share options[(3)]	0.0%	0.0%	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	77.5%	77.5%	**0.0%**
Performance shares[(3)]	33.0%	31.0%	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	98.7%	98.8%	**58.9%**

(1) To enable comparison, Ivan Menezes' and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2) The single total figure of remuneration for Debra Crew in fiscal 23 and fiscal 24 includes pro-rata long-term incentive plan awards proportionate to the duration of her appointment as CEO.
(3) % of total maximum opportunity.

Remuneration for the wider workforce and CEO pay ratio

Alignment of Executive pay with the wider workforce

There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population.

The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our diversity and inclusion agenda.

During the year, the Remuneration Committee Chair explained to employees the Directors' remuneration policy, the role of the Committee, executive remuneration principles and structure and sought their feedback on wider reward matters as part of the workforce engagement sessions. In 2024 this was a new format and was viewed by the Committee Chair, and the employees who participated, to be a productive and informative discussion.

Remuneration Committee review of wider workforce pay

Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 24, the review focused on the prior year's annual reward cycle outcomes, including base pay competitive positions, retaining talent in a global market, the level of differentiation across our reward programmes, gender pay analysis, and how we connect performance and reward programmes. The Committee also considered the challenges of attracting and retaining critical talent in a global marketplace at all levels as well as the all-employee reward priorities for the coming year. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.

Supporting our employees

We focus on all aspects of the wellbeing of our employees. We monitor the cost-of-living in all our geographies using a formal monitoring process and have implemented actions as required, typically by awarding off-cycle salary increases in high-inflation geographies. We have provided financial education to all employees to support them in managing their personal finances more effectively. Our global group of wellbeing champions work with regional and market teams to drive wellbeing initiatives locally, coming together each quarter for a global connect. Over fiscal 24, activations have included mental health first aider training, external speakers on wellbeing topics such as men's health, menopause, resilience, nutrition as well as holding masterclasses in activities to support wellbeing.

In fiscal 24 we rolled out Celebrate, our global recognition platform, to over 50 countries having been initially piloted in NAM and the UK. We now have the majority of the Diageo workforce covered by the programme and have seen 90,000 recognition moments to 17,000 employees. The programme supports embedding a culture of speed and agility and enables leaders and peers to recognise actions in the moment.

We continue to innovate with benefit policies that support and demonstrate our commitment to diversity and inclusion. In fiscal 24 we introduced a Carers Leave policy in the UK which provides all employees with two weeks paid leave per year to care, or arrange care, for dependents. This supports the attraction and retention of the best talent through a market leading policy, and by supporting flexibility and wellness. We will be working on a wider roll out across fiscal 25.

Fiscal 24 saw the launch of a new Employee Resource Group (ERG) for neurodiverse colleagues (PRISM) which complements the other ERGs in place supporting all colleagues. PRISM amplifies the voice of the neurodivergent community and is involved in our business supporting areas such as brand mobilisation. These practices reflect our progressive culture, where our policies are a hallmark of our business and differentiates our employee value proposition.

CEO pay ratio

In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo's CEO pay ratios for the year ended 30 June 2024. These CEO pay ratios provide a comparison of the Chief Executive's total remuneration based on Debra Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo's workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2024[(1)]	**Option A**	**69:1**	**51:1**	**40:1**
2024	Total pay and benefits	£44,668	£60,620	£77,388
2024	Salary	£39,229	£50,720	£59,850
2023[(2)(3)]	Option A[(4)]	231:1	177:1	137:1
2022[(3)]	Option A[(4)]	146:1	114:1	90:1
2021	Option A[(4)]	127:1	100:1	79:1
2020	Option A[(4)]	50:1	38:1	31:1
2019	Option A[(4)]	265:1	208:1	166:1

(1) Debra Crew's total single figure of remuneration figure (see page 134 for details) in fiscal 24 used in the calculation of the CEO pay ratio includes pro-rata long-term incentive plan awards proportionate to the duration of her appointment as CEO.
(2) 2023 CEO pay ratios comprise the sum of both Sir Ivan Menezes' and Debra Crew's total single figure of remuneration converted to sterling.
(3) 2023 and 2022 CEO pay ratios have been updated to reflect the value of the updated prior year single figure of remuneration which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the original disclosure.
(4) Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

Methodology

Consistent with the approach for Diageo's disclosure in previous years, the methodology used to identify the employees at each quartile for 2024 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.

Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the 'single total figure of remuneration' for the Chief Executive (shown on page 134 of this report). The total remuneration calculations were based on data as at 30 June 2024. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company's pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2024

The median remuneration and resulting pay ratio for 2024 are consistent with the pay and progression policies for Diageo's UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of her total remuneration linked to business performance than other employees in the UK workforce, the ratio has decreased versus last year due to proportionate reduction in incentive outcome for the CEO for 2024 versus 2023.

Change in pay for Directors compared to wider workforce

The table below shows the percentage change in Directors' remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc's workforce, data for all employees of the group has also been included.

	2024			2023			2022			2021			2020		
	Salary	**Bonus**	**Benefits**	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average[1]	**6.2%**	**(44.8)%**	**10.0%**	9.0%	(61.3)%	(7.2)%	11.1%	25.8%	10.5%	5.1%	N/A[5]	38.8%	7.5%	(100.0)%	9.0%
Average global employee[2]	**11.1%**	**(17.6)%**	**3.1%**	12.9%	(41.6)%	17.0%	6.4%	38.4%	11.7%	–	278.8%	12.6%	5.3%	(67.8)%	6.9%
Executive Directors[3]															
Debra Crew[5]	**N/A[5]**	**N/A[5]**	**N/A[5]**	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]
Lavanya Chandrashekar	**3.8%**	**(34.1)%**	**(22.1)%**	2.3 %	(58.8)%	(89.4)%	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]
Non-Executive Directors[4]															
Melissa Bethell	**3.6%**	**–**	**218.4%**	3.0%	–	10.1%	2.3%	–	16.0%	N/A[5]	–	–	–	–	–
Karen Blackett [5]	**3.6%**	**–**	**4231.3%**	N/A[5]	–	N/A[5]	N/A[5]	–	N/A[5]	–	–	–	–	–	–
Valérie Chapoulaud-Floquet	**3.6%**	**–**	**159.0%**	3.0%	–	108.5%	–	–	–	N/A[5]	–	–	–	–	–
Javier Ferrán (Chair)	**4.1%**	**–**	**132.9%**	2.3%	–	(22.4)%	8.3%	–	28.8%	–	–	–	–	–	–
Susan Kilsby	**4.5%**	**–**	**182.7%**	2.6%	–	125.7%	3.8%	–	300.0%	9.6%	–	(87.7)%	37.3%	–	68.9%
Sir John Manzoni	**3.6%**	**–**	**241.5%**	3.0%	–	20.0%	–	–	–	–	–	–	–	–	–
Lady Nicola Mendelsohn	**N/A[5]**	**–**	**N/A[5]**	3.0%	–	–	2.3%	–	–	3.2%	–	–	3.3%	–	–
Alan Stewart	**2.7%**	**–**	**252.8%**	3.2%	–	–	4.7%	–	–	2.4%	–	–	2.5%	–	–
Ireena Vittal	**3.6%**	**–**	**689.2%**	3.0%	–	734.0%	–	–	–	–	–	–	–	–	–

(1) Around 15 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
(2) Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 4c to the financial statements under staff costs and average number of employees on page 174, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year's disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
(3) Calculated using the data from the single total figure of remuneration table on page 134 in US dollars, reflecting payment currency for Debra Crew and Lavanya Chandrashekar.
(4) Calculated using the fees and taxable benefits disclosed under Non-Executive Directors' remuneration in the table on page 145. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-year.
(5) N/A refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.

Payments to former Directors (audited)

There were no payments to former Directors in the year ended 30 June 2024.

Payments for loss of office (audited)

It was announced on 3 May 2024 that Lavanya Chandrashekar would be stepping down as Chief Financial Officer and as a director of Diageo during fiscal 25. Details of the remuneration arrangements for Lavanya, which were approved by the Remuneration Committee and are in accordance with the Directors' remuneration policy, are set out below. Full details of the values of any amounts paid will be reported in the Directors' remuneration report next year.

Lavanya's service contract provides for a twelve-month notice period (which commenced on 3 May 2024) and she remains eligible for salary and benefits until the date she leaves the company. If the company so determines, Lavanya may be paid a payment in lieu of notice to cover salary and the cost of contractual benefits in respect of any remaining portion of the notice period.

Lavanya is required to retain the lower of the level of her actual shareholding as at the leave date, or shares to the value of 400% of salary, for two years post her leave date in accordance with the Directors' remuneration policy.

The Remuneration Committee exercised its discretion to treat Lavanya as a good leaver under the incentive arrangements in accordance with the remuneration policy. Lavanya will be eligible to receive a bonus under Diageo's annual incentive plan (AIP) for the financial years ending 30 June 2024 and 30 June 2025 on a time pro-rata basis reflecting time employed in the respective financial year (excluding any period of garden leave). Any payments due will be payable at the normal times and subject to financial performance outcomes and delivery against individual business objectives, with one-third delivered in deferred bonus shares in accordance with the normal deferral rules (provided that in respect of any award made after the leave date, the award will be made on terms that it will vest immediately upon award). Deferred bonus shares related to bonuses for prior financial years, will vest on the leave date in accordance with the remuneration policy. Any deferred bonus shares which are delivered by the leave date are subject to the post-cessation shareholding requirement.

Lavanya's unvested Long-Term Incentive Plan (LTIP) awards (granted in 2021, 2022 and 2023) will continue and vest (subject to the extent that the relevant performance conditions, assessed at the time of vesting, are satisfied and subject to time pro-rating to reflect the period employed during the performance period) on the original vesting dates. To the extent they vest, options granted in 2021 will be exercisable until 3 March 2026 (the Committee having exercised discretion to slightly extend the normal exercise period), options granted in 2022 will be exercisable until 2 September 2026 and options granted in 2023 will be exercisable until 4 September 2027. Regarding already vested but unexercised options granted in 2018, the Committee exercised its discretion to allow these to be exercisable within 18 months (instead of the default 12 months) of leaving and lapse thereafter. All LTIP awards will continue to be subject to their respective two-year post-vesting holding periods. No further LTIP awards will be granted. Shares held under the Share Incentive Plan will be treated in accordance with the rules of that plan. The company's Malus and Clawback Policy will continue to apply.

As permitted under the Remuneration Policy, Lavanya will receive a contribution of up to a maximum of £25,000 excluding VAT towards legal fees incurred in connection with agreeing her departure terms. She will also receive up to a maximum annual amount of £20,000 plus VAT per year for fees incurred in connection with UK and US tax return submissions for three years following her departure. Finally, in relation to repatriation from the UK to the US, flights and shipping of possessions will be provided in accordance with the company's Global Mobility Policy, as well as a net sum of £114,500 to cover disturbance costs in connection with her repatriation to the US.

Non-Executive Directors

Fee policy

Javier Ferrán's fee as non-executive Chair was increased by 4.5% (from £670,000 to £700,000) on 1 October 2023. The Chair's fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chair approved an increase in the base fee for Non-Executive Directors of 3.8% (from £104,000 to £108,000), effective 1 October 2023.

Per annum fees	2024 £'000	2023 £'000
Chair of the Board	**700**	670
Non-Executive Directors		
Base fee	**108**	104
Senior Non-Executive Director	**35**	30
Chair of the Audit Committee	**35**	35
Chair of the Remuneration Committee	**35**	35

Single total figure of remuneration for Non-Executive Directors (audited)

	Fees £'000		Taxable benefits £'000[1]		Total £'000[2]	
	2024	2023	**2024**	2023	**2024**	2023
Chair						
Javier Ferrán	**692**	665	**4**	1	**696**	666
Non-Executive Directors						
Melissa Bethell	**107**	103	**5**	2	**112**	105
Karen Blackett	**107**	103	**5**	1	**112**	104
Valérie Chapoulaud-Floquet	**107**	103	**13**	10	**120**	113
Susan Kilsby	**176**	168	**14**	11	**190**	179
Sir John Manzoni	**107**	103	**4**	2	**111**	105
Lady Nicola Mendelsohn[3]	**26**	103	**1**	1	**27**	104
Alan Stewart	**142**	138	**4**	1	**146**	139
Ireena Vittal	**107**	103	**10**	10	**117**	113

(1) Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single total figure of remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(2) Some figures add up to slightly different totals due to rounding.
(3) Lady Mendelsohn resigned from the Board at the 2023 AGM on 28 September 2023.

Looking ahead to 2025

Salary increases for the year ending 30 June 2025

The Remuneration Committee reviewed base salaries for Executive Committee members and agreed the following increase for the Chief Executive Officer, effective 1 October 2024.

	Debra Crew		Lavanya Chandrashekar	
Salary at 1 October ('000)	**2024**	2023	**2024**	2023
Base salary	**$1,824**	$1,750	**$1,044**	$1,044
% increase (over previous year)	**4.25%**	n/a	**0%**	4%

As previously announced, Nik Jhanghiani will join the Board in Autumn 2024. His annual salary will be £900,000 and his benefits and incentives will be in accordance with the remuneration policy. In addition, Nik will be entitled to an additional one-off award on joining to compensate him for the financial loss of forfeited awards from his previous employer. Full details will be provided when these are confirmed at the time of the award and in the Directors' remuneration report next year.

Annual incentive design for the year ending 30 June 2025

The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company's short-term strategic operational objectives. The plan design for Executive Directors for the year ending 30 June 2025 will comprise the following performance measures and weightings (no change from last year), with targets set for the full financial year:

- **net sales value** (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
- **operating profit** (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
- **operating cash conversion** (26.67% weighting): ensures focus on efficient cash delivery by the end of the year; and
- **individual business objectives** (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

The Committee has discretion to adjust the payout to reflect appropriately an individual's contribution or the overall business context.

Details of the targets for the year ending 30 June 2025 will be disclosed retrospectively in next year's annual report, by which time they will no longer be deemed commercially sensitive by the Board.

The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2025

The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo's business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

As per last year, DLTIP awards to be made in September 2024 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 147, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 136.

The Committee set fiscal 2025 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the competitive landscape. These targets align with our focus on returning to our medium-term guidance ranges.

The ESG measures in the DLTIP comprise five ambitions reflecting the 'Spirit of Progress' action plan, to make a positive impact on the environment and society. Each goal is weighted equally:

- reduction in greenhouse gas emissions in our direct operations (Scope 1&2);
- improvement in the water efficiency index;
- number of people who confirm changed attitudes on the dangers of underage drinking after participating in a Diageo-supported education programme; and
- inclusion and diversity (percentage of female leaders globally and percentage of ethnically diverse leaders globally).

In setting ESG targets, the Committee took account of the material progress made to date across the various measures versus the 'Spirit of Progress' 2030 action plan. The Committee considered the opportunity to continuously improve against high levels of achievement and has set targets in this context.

The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price performance-based option is valued at one-third of a performance share.

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2024. This averaging period which is in line with Diageo's standard practice, helps to smooth out volatility in share price. The price used to calculate the awards (on the basis of ordinary shares) to be granted in September 2024 was 11% higher than the share price at the time the Committee approved the awards to be granted.

It is intended that a DLTIP award to the equivalent of 500% of base salary will be made to Debra Crew in September 2024, comprising 375% of salary in performance shares and the equivalent of 125% of salary in market price performance-based share options. It is intended that a DLTIP award to the equivalent of 480% of salary will be made to Nik Jhangiani in 2024 following the commencement of his employment, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.

The table below summarises the annual DLTIP awards to Debra Crew and Nik Jhangiani to be made in 2024.

	Chief Executive	Chief Financial Officer
Grant value (% salary)	Performance share equivalents (1 share: 3 options)	
Performance shares	375%	360%
Share options	125%	120%
Total	**500%**	**480%**

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2025[1]

	Performance shares								Share options		
			Environmental, social & governance (ESG)								
	Organic net sales (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m)	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%		50.0%	50.0%	
Maximum	6.0%	9.1%	29.9%	11.2%	3.7m	50%	49%	100%	3rd and above	$9,950	100%
Midpoint	4.5%	6.1%	23.1%	8.7%	3.1m	48%	47%	60%	-	$8,550	60%
Threshold	3.0%	3.1%	16.3%	6.2%	2.5m	46%	45%	20%	9th	$7,150	20%

(1) Details of the considerations taken in to account when setting the targets for the DLTIP by the Committee are set out on page 146.

Additional information

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2024.

Other than disclosed in this report, no Director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any Director or officer, or 3% or greater shareholder, or any spouse or dependent thereof, was a party. There is no significant outstanding indebtedness to the company from any Directors or officer or 3% or greater shareholder.

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 29 July 2024 by Susan Kilsby who is Chair of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

The Companies Act 2006 and the Listing Rules require the company's auditor to report on the audited information in their report and to state that this section has been properly prepared in accordance with these regulations.

PwC has audited the report to the extent required by the regulations, being the sections headed Single total figure of remuneration for Executive Directors (and notes), Payments to former Directors, Payments for loss of office, Annual incentive plan (AIP) payouts for 2024, Long-term incentive plans (DLTIPs) vesting in 2024, Pensions and benefits, Directors' shareholding requirement and share interests, Outstanding share plan interests, Non-Executive Directors' remuneration and Key management personnel related party transactions.

The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 26 September 2024. Terms defined in this Directors' remuneration report are used solely herein.

Directors' report

The Directors present the Directors' report for the year ended 30 June 2024.

Company status

Diageo plc is a public limited liability company incorporated in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. The company's telephone number is +44 (0) 20 7947 9100. The company's agent in the United States is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007, United States. The company was incorporated on 21 October 1886. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 220-225.

Directors

The Directors of the company who currently serve are shown in the section 'Board of Directors' on pages 92 and 93 and in accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors' contracts, remuneration and their interests in the shares of the company at 30 June 2024 are given in the Directors' remuneration report. The Directors' powers are determined by UK legislation and Diageo's articles of association. The Directors may exercise all the company's powers provided that Diageo's articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, PricewaterhouseCoopers LLP, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

In accordance with Section 418 of the Companies Act 2006, the Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each Director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company's auditor is aware of that information.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the 'Corporate governance report', the 'Audit Committee report' and the 'Additional information for shareholders'.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo's counterparties upon a change of control of the company. Under the partners agreement governing the company's 34% investment in Moët Hennessy SAS (MH) and Moët Hennessy International SAS (MHI), if a Competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such Competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.

The master agreement governing the operation of the group's market-level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the chair of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.

Related party transactions

Transactions with related parties are disclosed in note 21 to the consolidated financial statements.

Major shareholders

At 30 June 2024, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)[1]	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)	111,560,606	4.99%	29 February 2024

(1) On 25 January 2024, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2023, reporting that, as of 25 January 2024, 192,713,107 ordinary shares representing 8.6% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

The company has not been notified of any other substantial interests in its securities since 30 June 2024. The company's substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 24 July 2024, 325,119,456 ordinary shares, including those held through American Depositary Shares (ADSs), were held by approximately 2,598 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 14.6% of the outstanding ordinary shares (excluding treasury shares). At such date, 81,092,735 ADSs were held by 2,140 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Employment policies

A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this, the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, dignity at work, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to accommodate their disability by making reasonable adjustments to their existing employment or engagement.

Trading market for shares

Diageo plc ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE). The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders. Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.

The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade.

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo's ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the Deposit Agreement), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, United States. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex, and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $1.3 million arising out of fees charged in respect of dividends paid during the year and issuance and cancellation fees to cover the Company's ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo's cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo's compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2023) and applicable English law concerning companies (the Companies Acts), in each case as at 24 July 2024. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association. Investors can obtain copies of Diageo's articles of association by contacting the Company Secretary at: the.cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors

Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested.

A director must not vote on, or count towards the quorum in relation to, any resolution of the Board in respect of any contract in which they have an interest and, if they do so, their vote will not be counted. This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including: (a) indemnifying the director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in respect of obligations of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) offers of securities by the company or any of its subsidiary undertakings in which the director will or may be entitled to participate as a holder of securities; (d) contracts concerning another company in which the director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the director will share in a similar manner to other employees; and (g) the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

Directors may be elected by the members in a general meeting or appointed by the Board.

The directors are empowered to exercise all the powers of the company to borrow money, subject to any limitation in Diageo's articles of association (currently two times the adjusted capital and reserves of the company as defined in the articles of association), unless previously sanctioned by an ordinary resolution of the company.

At each annual general meeting, all the directors at the date on which the notice convening the annual general meeting is approved by the Board shall retire from office and may offer themselves for re-election by members. There is no age limit requirement in respect of directors.

Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

Directors are not required to hold any shares of the company by way of qualification.

Voting rights

Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands,

(a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy), and

(b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him/her or the number of shares held by those shareholders, unless he/she has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he/she has one vote for and one vote against the resolution.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his/her votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).

A poll may be demanded by any of the following:

- the chair of the general meeting;
- at least three shareholders entitled to vote on the relevant resolution and present in person or by proxy at the meeting;
- any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the relevant resolution; or
- any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote on the relevant resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Diageo's articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

- ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital and the grant of authority to allot shares; and
- special resolutions, which include resolutions for the amendment of Diageo's articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. The necessary quorum for a meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by them if they have been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Pre-emption rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under Diageo's articles of association, the ability of the Directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Repurchase of shares

Subject to authorisation by special resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital.

Restrictions on transfers of shares

The Board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require, (b) is in respect of only one class of share and (c) if to joint transferees, is in favour of not more than four such transferees. Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in Diageo's articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in Diageo's articles of association) if such a person has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm's-length sale (as defined in Diageo's articles of association).

Other information

Other information relevant to the Directors' report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors' remuneration report
Directors' indemnities and compensation	Directors' remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Events post 30 June 2024	Consolidated financial statements - note 23 Post balance sheet events
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chair's statement; Chief Executive's statement; Market overview and investment case; Business model; Our growth ambition
Greenhouse gas emissions	Pioneer grain-to-glass sustainability; Non-Financial and sustainability information statement
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other additional information - Research and development; Consolidated financial statements - note 4 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive's statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business review
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Streamlined Energy and Carbon Reporting (SECR) disclosures	Pioneer grain-to-glass sustainability
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors' report of Diageo plc for the year ended 30 June 2024 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Corporate governance statement' and 'Other information' above, which are incorporated into the Directors' report by reference.

In addition, certain disclosures required to be contained in the Directors' report have been incorporated into the 'Strategic report' as set out in 'Other information' above.

The Directors' report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 29 July 2024.

Financial statements

Contents

Introduction

The group's consolidated financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs as issued by the International Accounting Standards Board (IASB), give a true and fair view of the assets, liabilities, financial position and profit of the group.

The financial statements of Diageo plc (the company) are prepared in accordance with the Companies Act 2006 and in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

Independent auditors' report to the members of Diageo plc

Report on the audit of the financial statements

Opinion

In our opinion:

- Diageo plc's ("Diageo") group financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 30 June 2024 and of the group's and company's profit and the group's cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
- the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report, which comprise: the consolidated and company balance sheets as at 30 June 2024; the consolidated income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1(a) to the financial statements, the group, in addition to applying UK-adopted international accounting standards, has also applied international financial reporting standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

In our opinion, the group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided. Other than those disclosed in note 4(b) of the group financial statements, we have provided no non-audit services to the company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

This was the first year that it has been my responsibility to form this opinion on behalf of PricewaterhouseCoopers LLP. In addition to forming this opinion, in this report we have also provided information on how we approached the audit and details of the significant discussions that we had with the Audit Committee. We attended each of the Audit Committee meetings held during the year. Part of each meeting involved a private discussion without management present. We also met with the Chair of the Audit Committee on an ad-hoc basis. During these various conversations we discussed our observations on a variety of accounting matters, for example the assumptions used in the group's impairment assessment over goodwill and brand intangibles assets, and observations on controls over financial reporting. In December, the Audit Committee discussed and challenged the audit plan. The plan included the matters which we considered presented the highest risks to the financial statements and other information about our audit such as our approach to testing specific balances, how we structured our team to perform work over those balances and how technology would be used to obtain better quality audit evidence.

Key audit matters

- Valuation of goodwill and brand intangible assets (group)
- Uncertain tax positions in respect of indirect taxes in Brazil (group)
- Valuation of post-employment benefit liabilities (group & parent)
- Investments in subsidiaries (parent)

Materiality

- Overall group materiality: $270m (FY23: £251m) based on 5% of profit before exceptional items and tax.
- Overall company materiality: $332m (FY23: £273m) based on 0.5% of Net Assets.
- Performance materiality: $204m (FY23: £188m) (group) and $249m (FY23: £205m) (company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

The key audit matters below are consistent with last year.

Valuation of goodwill and brand intangible assets (group)

Nature of the Key Audit Matter

Impacted FSLIs	2024	2023
Goodwill	**$2,860m**	$2,807m
Brands	**$9,642m**	$9,475m

Goodwill and brand assets have been recognised as a result of acquisitions in prior years. Diageo is required to assess the recoverable amounts of these assets at least annually because they are deemed to have an indefinite life, and determine whether any are impaired or, for brands, a previously recognised impairment should be reversed.

The assessments were performed by management prior to the year end, with impairment triggers considered up to the balance sheet date. Management estimated recoverable amounts, being the higher of value in use (VIU) and fair value less cost of disposal, and compared these to carrying values. VIU was predominantly used, unless management believed that fair value less cost of disposal would result in a higher recoverable amount for any CGU or brand.

Certain CGUs and brands were identified as being sensitive to reasonable changes in significant assumptions and are required to be disclosed in the Annual Report.

The methodology used to calculate VIUs is dependent on various assumptions, both short term and long term in nature. These assumptions, which are subject to estimation uncertainty, are derived from a combination of management's judgement, experts engaged by management and market data. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the recoverable amounts. Specifically, these included Diageo's volume, revenue and operating profit forecasts in their strategic plans for fiscal years 25 to 27, long-term growth rates and discount rates.

The discussion with the Audit Committee

We discussed with the Audit Committee the methodologies and significant assumptions used to determine the recoverable values of goodwill and certain brand intangible assets.
These discussions covered:

- the performance in fiscal 24 of material brands and CGUs;
- the nature and extent of evidence supporting management's forecasts from fiscal years 25 to 29;
- our experts' assessments of discount rates applied to material brands and CGUs.

How our audit addressed the Key Audit Matter

We validated the appropriateness of the CGUs selected.

We evaluated the design and tested the operating effectiveness of controls in place over the methodologies, significant assumptions and calculation of VIU and fair value less cost of disposal (FVLCD).

We agreed the mathematical accuracy of the calculations to estimate the VIUs and FVLCDs.

In respect of the significant assumptions, our testing included the following:

- challenging the achievability of management's strategic plan and the prospects for Diageo's businesses for certain CGUs and brands, particularly where forecasts were significantly different to historic performance;
- obtaining and evaluating evidence where available relating to significant assumptions of forecasted growth, from a combination of historic experience, external market data (e.g. IWSR, the leading source of data and analysis on the global beverage alcohol market) and other financial information;
- assessing whether the forecast cash flows included in the calculation were in accordance with the accounting standard IAS 36 "Impairment of Assets";
- assessing the sensitivity of the VIU to reasonable variations in significant assumptions, both individually and in aggregate;
- determining a reasonable range for the discount rate used in the calculation, with the assistance of our valuation experts, and comparing it to the discount rate used by management; and
- assessing the appropriateness of terminal growth rates including benchmarking to external data sources.

We evaluated and tested the disclosures made in the Annual Report in relation to goodwill and brand intangibles.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 9 - Intangible assets

Uncertain tax positions in respect of indirect taxes in Brazil (group)

Nature of the Key Audit Matter

Impacted disclosure	2024	2023
Contingent liability for indirect tax uncertainties - Brazil	**$764m**	$672m

The group operates across a large number of jurisdictions and in the normal course of business is subject to periodic challenges by tax authorities on a range of matters. Due to the complexity of indirect tax legislation, particularly in developing markets, the group has a wide range of tax exposures relating to indirect taxes against which provisions are held and contingent liabilities are disclosed. In common with other alcohol beverage companies, indirect taxation is particularly complex because of specific alcohol excise duties and the international distribution of certain brands.

Diageo makes judgements in assessing the likelihood of tax exposures, developing estimates to determine provisions where required, and determining appropriate contingent liability disclosures. Of particular significance are indirect tax assessments in developing markets and assessments relating to financing and transfer pricing arrangements. The impact of changes in local tax regulations and relevant rulings, together with ongoing inspections by local tax and customs authorities and international bodies, could materially impact the amounts recorded in the group financial statements.

The discussion with the Audit Committee

We discussed with the Audit Committee the judgements taken by management in assessing the likelihood of material exposure and determining appropriate contingent liability disclosure regarding indirect tax risks. Our discussions focused on indirect tax matters in Brazil.

How our audit addressed the Key Audit Matter

We evaluated the design and tested the operating effectiveness of controls to identify uncertain tax positions related to indirect taxes, and the related accounting policy for providing for and disclosing tax exposures.

Our tax specialists gained an understanding of the current status of material tax exposures. We read recent rulings and correspondence with tax authorities, as well as external advice provided by the group's tax experts and legal advisors.

We evaluated and tested the related contingent liability disclosure in relation to uncertain tax positions.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 7 - Taxation
Note 19 - Contingent liabilities and legal proceedings

Valuation of post-employment benefit liabilities (group & parent)

Nature of the Key Audit Matter

Impacted FSLI	2024	2023
Post-employment benefit liabilities (Group)	**$7,696m**	$7,876m
Post-employment benefit liabilities (Company)	**$5,029m**	$5,094m

The most significant post-employment schemes are in the United Kingdom, Ireland and the United States. Each of these is in a net surplus position as at 30 June 2024.

The valuation of post-employment benefit liabilities is dependent on a number of actuarial assumptions. Management uses external actuaries to assist in determining these assumptions, and to determine the valuation of the post-employment benefit liabilities. The experts use valuation methodologies that require a number of market-based inputs and other financial and demographic assumptions, including salary increases, mortality rates, discount rates, inflation levels and the impact of any changes in individual pension plans. The significant assumptions that we focused our audit on were those with greater levels of management judgement, and for which variations had the most significant impact on the liabilities. Specifically, these included the discount rates, inflation rates and mortality rates.

The discussion with the Audit Committee

We discussed with the Audit Committee the significant assumptions used by management to determine the value of the post-employment benefit liabilities, including discount rates, inflation and mortality assumptions where relevant for the UK, Irish and US schemes.

How our audit addressed the Key Audit Matter

We evaluated the design and tested the operating effectiveness of controls in place over the post-employment benefit liabilities.

Our actuarial experts assessed the appropriateness of the methodology used to estimate the liabilities and reviewed the calculations prepared by Diageo's actuarial experts. They also understood the judgments made by Diageo and their actuarial experts in determining the significant assumptions and compared these assumptions for the significant schemes to our independently compiled expected ranges based on market observable indices, relevant national and industry benchmarks, and our market experience.

We also evaluated the objectivity and competence of Diageo's experts involved in the valuation of the post-employment benefit liabilities.

We evaluated and tested the related disclosures in relation to the post-employment benefit liabilities.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 14 - Post-employment benefits (Group)
Note 6 - Post-employment benefits (Company)

Investments in subsidiaries (parent)

Nature of the Key Audit Matter

Impacted FSLI	2024	2023
Investments in subsidiaries	$76,104m	$77,571m

Management assessed investments in subsidiaries for indicators of impairment and indicators that impairment charges recognised in prior periods may no longer exist or may have decreased as at 30 June 2024. Where indicators were identified, management estimated the recoverable amount using the higher of value in use (VIU) or fair value less cost of disposal, and compared these to carrying values.

The methodology used to estimate the recoverable amount is dependent on various assumptions, both short term and long term in nature.

These assumptions, which are subject to estimation uncertainty, are derived from a combination of management's judgement, experts engaged by management and market data. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the recoverable amount. Specifically, these included Diageo's volume, revenue and operating profit forecasts in their strategic plans for fiscal years 25 to 27, EV/EBIT multiples, long-term growth rates and discount rates.

Management's assessment did not result in an impairment charge or reversal for the year ended 30 June 2024.

The discussion with the Audit Committee

We discussed with the Audit Committee the methodologies and significant assumptions used to determine the recoverable amount of investments in subsidiaries.

How our audit addressed the Key Audit Matter

We evaluated the design and tested the operating effectiveness of controls in place over the methodologies, significant assumptions and calculation of the recoverable amounts.

We assessed the appropriateness of the methodology used, and tested the mathematical accuracy of the calculations, to estimate the recoverable amounts.

In respect of the significant assumptions, our testing included the following:

- challenging the achievability of management's strategic plan and the prospects for Diageo's businesses;
- obtaining and evaluating evidence where available relating to significant assumptions, from a combination of historical experience, external market data and other financial information;
- assessing whether the forecast cash flows included in the calculation were in compliance with the relevant accounting standard;
- assessing the sensitivity of the recoverable amounts to reasonable variations in significant assumptions, both individually and in aggregate;
- determining a reasonable range for the EV/EBIT multiples rate used within the market approach calculations, with the assistance of our valuation experts, and comparing it to the EV/EBIT multiples used by management;
- determining a reasonable range for the discount rate used within the model, with the assistance of our valuation experts, and comparing it to the discount rate used by management; and
- assessed the appropriateness of terminal growth rates including benchmarking to external data sources.

We evaluated and tested the disclosures made in the Annual Report in relation to investment in subsidiaries.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 3 – Investment in subsidiary undertakings (Company)

How we tailored the audit scope

Partners and staff from 12 countries across the PwC network have performed work supporting this report, which in addition to the opinion provides amongst other things, information on how we approached the audit and how it changed from the previous year.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the alcoholic beverage industry.

There were three important aspects of our approach; audit work performed on individual business units, at shared service centres, and at the group level and for the company. In 2024, we continued to drive more standardisation in our audit work performed for individual business units and centralise more of our work in shared service centre locations.

Individual business units

We obtained audit opinions from six PwC member firms and specified procedures reporting from two PwC member firms over the financial information of 22 reporting units, either in relation to all the financial information or specific accounts and balances. We also obtained reporting from a non-PwC member firm over the financial information of Moët Hennessy, the group's principal associate.

In April 2024, we hosted in London an in-person meeting for senior staff from PwC member firms involved in the audit. At this meeting we considered developments specific to Diageo, key audit matters and changes to our approach to audit business processes across Diageo more centrally in shared service centre locations. We heard from key members of management and the Chair of the Audit Committee.

We issued formal instructions to each component audit team setting out the work to be performed by each of them. We were in active dialogue throughout the year with the teams responsible for these audits; this included consideration of how they planned and performed their work. Senior team members visited the component audit teams in Great Britain, Ireland, India, Mexico, Türkiye and the United States. Senior team members also attended via video conference the final audit meetings for certain reporting units. During these meetings, the findings reported by each of the component audit teams were discussed. We evaluated the sufficiency of the audit evidence obtained through discussions with each team and a review of the audit working papers.

Shared service centres (GBOs)

A significant number of operational processes which are critical to financial reporting are undertaken in the GBO shared service centres in Hungary, India, Philippines and Colombia. PwC teams in these locations tested controls and transactions which supported the financial information for many of the 22 reporting units in scope, to ensure that adequate audit evidence was obtained.

Group level and for the company

We ensured that appropriate further audit work was undertaken at a group level and for the company. This work included auditing, for example, the consolidation of the group's results, the preparation of the financial statements, certain disclosures within the Directors' Remuneration Report, litigation provisions and exposures and management's entity level and oversight controls relevant to financial reporting. We also performed work centrally for the audit of technology and IT general controls, goodwill and intangible assets, pensions and taxation. This work was supported by team members who are based in Hungary and India.

Collectively, these three areas of work covered 74% of group net sales, 84% of group total assets, and 86% of group profit before exceptional items and tax (PBET).

The impact of climate risk on our audit

We evaluated and challenged management's assessment of the impact of climate change risk, which is set out on page 167, including their conclusion that there is no material impact on the financial statements.

By their nature financial statements present historical information which does not fully capture future events. We did determine that the key areas in the financial statements that are more likely to be materially impacted by climate change are those areas that are based on estimated future cash flows. As a result, we considered in particular how climate risks and management's scenario analysis would impact the assumptions made in the forecasts prepared by Diageo used in the group's impairment analysis and for going concern purposes. We challenged how longer term physical chronic risks had been considered such as water scarcity from water stress and chronic weather on agricultural supply chains, as well as shorter-term transitional risks such as the introduction of carbon taxes. Our work did not identify any material impact on our audit for the year ended 30 June 2024. We ensured that the assumptions used in preparation of the financial statements are consistent with the Task Force on Climate-related Financial Disclosures ("TCFD") disclosure.

Diageo's progress against its 'Spirit of Progress' metrics set out on pages 48 – 76 is not included within the scope of this audit. We were engaged separately to provide independent limited assurance to the Directors over some of these metrics marked with the symbol Δ. The independent limited assurance report, which explains the scope of our work and the limited procedures undertaken is included in the Annual Report 2024 on page 258.

Limited assurance varies significantly and is substantially less in scope than that of our financial audit, which provides reasonable assurance.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial Statement - group	Financial Statement - company
Overall materiality	$270m (FY23: £251m).	$332m (FY23: £273m).
How we determined it	5% of PBET.	0.5% of Net Assets.
Rationale for benchmark applied	We believe a standard benchmark of 5% of profit before exceptionals and tax (PBET) is an appropriate quantitative indicator of materiality. This benchmark is consistent with the prior year and our approach for listed entities.	We consider a net asset measure to reflect the nature of the company, which primarily acts as a holding company for the group's investments and holds certain liabilities on the balance sheet.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $14m to $180m. Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (FY23: 75%) of overall materiality, amounting to $204m (FY23: £188m) for the group financial statements and $249m (FY23: £205m) for the company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $14m (group audit) (FY23: £12m) and $16m (company audit) (FY23: £14m) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the company's ability to continue to adopt the going concern basis of accounting included:

- performing a risk assessment to identify factors that could impact the going concern basis of accounting, including both internal risks (i.e. strategy execution) and external risks (i.e. macroeconomic conditions);
- understanding and evaluating the group's financial forecasts, including future cash flow requirements of the group's financing activities, and their severe but plausible downside scenarios considering the group's principal risks;
- evaluating management's assessment of the entity's ability to continue as a going concern; and
- reading and evaluating the adequacy of the disclosures made in the financial statements in relation to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 30 June 2024 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- the directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- the disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- the directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the group's and company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- the directors' explanation as to their assessment of the group's and company's prospects, the period this assessment covers and why the period is appropriate; and
- the directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the group and company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the group's and company's position, performance, business model and strategy;
- the section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- the section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified the principal risks of non-compliance with laws and regulations related to anti-bribery and corruption legislation and payroll tax legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as Companies Act 2006, the Listing Rules and UK & international tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to, for example, suppress expenses to improve financial performance, and management bias in accounting estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- gaining an understanding of the legal and regulatory frameworks applicable to Diageo, and considering the risk of acts by Diageo which are contrary to applicable laws and regulations, including fraud;
- performing procedures which were deliberately unexpected and could not have reasonably been predicted by Diageo's management. This included performing procedures over balances and transactions which otherwise would not have been subject to audit procedures due to their size, such as additional journal testing criteria over exceptional items;
- performing inquiries of senior management, including but not limited to members of the Executive Committee and regional and market chief financial officers, to identify areas of possible breaches of laws and regulations;
- reviewing correspondence with regulators, including the FRC, Securities and Exchange Commission and the tax authorities in Diageo's key markets;
- assessing matters reported through the group's whistleblowing programme and the results of management's investigation in so far as they related to financial reporting;
- challenging assumptions and judgements made by management in its significant accounting estimates, in particular in relation to key audit matters; and
- inspecting correspondence with legal advisors and internal audit reports in so far as they related to the financial statements.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the company financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment
Following the recommendation of the Audit Committee, we were appointed by the members on 15 October 2015 to audit the financial statements for the year ended 30 June 2016 and subsequent financial periods. The period of total uninterrupted engagement is 9 years, covering the years ended 30 June 2016 to 30 June 2024.

Other matter

The company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R - 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors' report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements.

Scott Berryman (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
29 July 2024

Consolidated income statement

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented[1] $ million	Year ended 30 June 2022 re-presented[1] $ million
Sales	2	**27,891**	28,270	29,751
Excise duties	4	**(7,622)**	(7,715)	(9,235)
Net sales	2	**20,269**	20,555	20,516
Cost of sales	4	**(8,071)**	(8,289)	(7,923)
Gross profit		**12,198**	12,266	12,593
Marketing	4	**(3,691)**	(3,663)	(3,616)
Other operating items	4	**(2,506)**	(3,056)	(3,080)
Operating profit		**6,001**	5,547	5,897
Non-operating items	3	**(70)**	364	(88)
Finance income	5	**400**	409	661
Finance charges	5	**(1,285)**	(1,121)	(1,217)
Share of after tax results of associates and joint ventures	6	**414**	443	555
Profit before taxation		**5,460**	5,642	5,808
Taxation	7	**(1,294)**	(1,163)	(1,398)
Profit for the year		**4,166**	4,479	4,410
Attributable to:				
Equity shareholders of the parent company		**3,870**	4,445	4,280
Non-controlling interests		**296**	34	130
		4,166	4,479	4,410
Weighted average number of shares		**million**	million	million
Shares in issue excluding own shares		**2,234**	2,264	2,318
Dilutive potential ordinary shares		**5**	7	7
		2,239	2,271	2,325
		cents	cents	cents
Basic earnings per share		**173.2**	196.3	184.6
Diluted earnings per share		**172.8**	195.7	184.1

The accompanying notes are an integral part of these consolidated financial statements.

(1) See pages 166-167 for an explanation under Accounting information and policies.

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented[(1)] $ million	Year ended 30 June 2022 re-presented[(1)] $ million
Other comprehensive income				
Items that will not be recycled subsequently to the income statement				
Net remeasurement of post-employment benefit plans				
Group	14	**(76)**	(771)	820
Associates and joint ventures		**1**	16	6
Non-controlling interests	14	**–**	–	(1)
Tax on post-employment benefit plans		**14**	193	(164)
Changes in the fair value of equity investments at fair value through other comprehensive income		**(1)**	(5)	(15)
		(62)	(567)	646
Items that may be recycled subsequently to the income statement				
Exchange differences on translation of foreign operations				
Group		**(516)**	(906)	756
Associates and joint ventures	6	**(64)**	132	(570)
Non-controlling interests		**(21)**	(100)	(83)
Net investment hedges		**(70)**	499	(829)
Exchange loss recycled to the income statement				
On disposal of foreign operations	8	**26**	15	143
On step acquisitions		**–**	2	–
Tax on exchange differences – group		**11**	2	(21)
Effective portion of changes in fair value of cash flow hedges				
Hedge of foreign currency debt of the group		**(58)**	7	309
Transaction exposure hedging of the group		**61**	328	(230)
Hedges by associates and joint ventures		**(3)**	29	(20)
Commodity price risk hedging of the group		**13**	(67)	104
Recycled to income statement – hedge of foreign currency debt of the group		**152**	65	(319)
Recycled to income statement – transaction exposure hedging of the group		**(266)**	(16)	57
Recycled to income statement – commodity price risk hedging of the group		**9**	(39)	(61)
Cost of hedging		**(51)**	–	–
Recycled to income statement – cost of hedging		**(27)**	–	–
Tax on effective portion of changes in fair value of cash flow hedges		**16**	(46)	42
Hyperinflation adjustments		**503**	229	431
Tax on hyperinflation adjustments[(2)]		**(138)**	(49)	(87)
		(423)	85	(378)
Other comprehensive (loss)/income, net of tax, for the year		**(485)**	(482)	268
Profit for the year		**4,166**	4,479	4,410
Total comprehensive income for the year		**3,681**	3,997	4,678
Attributable to:				
Equity shareholders of the parent company		**3,404**	4,063	4,632
Non-controlling interests	18	**277**	(66)	46
Total comprehensive income for the year		**3,681**	3,997	4,678

The accompanying notes are an integral part of these consolidated financial statements.

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) Tax on hyperinflation adjustments $(111) million and tax rate change on hyperinflation adjustments $(27) million.

Consolidated balance sheet

	Notes	30 June 2024 $ million	30 June 2024 $ million	30 June 2023 re-presented[(1)] $ million	30 June 2023 re-presented[(1)] $ million	1 July 2022 re-presented[(1)] $ million	1 July 2022 re-presented[(1)] $ million
Non-current assets							
Intangible assets	9	**14,814**		14,506		14,401	
Property, plant and equipment	10	**8,509**		7,738		7,076	
Biological assets	11	**199**		197		114	
Investments in associates and joint ventures	6	**5,032**		4,825		4,418	
Other investments	13	**94**		71		45	
Other receivables	15	**38**		39		45	
Other financial assets	16	**373**		497		418	
Deferred tax assets	7	**143**		178		138	
Post-employment benefit assets	14	**1,146**		1,210		1,878	
			30,348		29,261		28,533
Current assets							
Inventories	15	**9,720**		9,653		8,584	
Trade and other receivables	15	**3,487**		3,427		3,549	
Corporate tax receivables	7	**304**		292		180	
Assets held for sale	8	**130**		–		269	
Other financial assets	16	**355**		437		303	
Cash and cash equivalents	17	**1,130**		1,813		2,765	
			15,126		15,622		15,650
Total assets			**45,474**		44,883		44,183
Current liabilities							
Borrowings and bank overdrafts	17	**(2,885)**		(2,142)		(1,842)	
Other financial liabilities	16	**(348)**		(453)		(538)	
Share buyback liability		**–**		–		(141)	
Trade and other payables	15	**(6,354)**		(6,678)		(7,123)	
Liabilities held for sale	8	**(48)**		–		(74)	
Corporate tax payables	7	**(136)**		(170)		(305)	
Provisions	15	**(97)**		(150)		(192)	
			(9,868)		(9,593)		(10,215)
Non-current liabilities							
Borrowings	17	**(18,616)**		(18,649)		(17,543)	
Other financial liabilities	16	**(940)**		(941)		(850)	
Other payables	15	**(304)**		(463)		(459)	
Provisions	15	**(300)**		(306)		(312)	
Deferred tax liabilities	7	**(2,947)**		(2,751)		(2,807)	
Post-employment benefit liabilities	14	**(429)**		(471)		(486)	
			(23,536)		(23,581)		(22,457)
Total liabilities			**(33,404)**		(33,174)		(32,672)
Net assets			**12,070**		11,709		11,511
Equity							
Share capital	18	**887**		898		875	
Share premium		**1,703**		1,703		1,635	
Other reserves		**(91)**		665		658	
Retained earnings		**7,533**		6,590		6,267	
Equity attributable to equity shareholders of the parent company			**10,032**		9,856		9,435
Non-controlling interests	18		**2,038**		1,853		2,076
Total equity			**12,070**		11,709		11,511

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2024 and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors.

(1) See pages 166-167 for an explanation under Accounting information and policies.

Consolidated statement of changes in equity

	Notes	Share capital $ million	Share premium $ million	Other reserves: Capital redemption reserve $ million	Other reserves: Hedging and exchange reserve $ million	Retained earnings/(deficit): Own shares $ million	Retained earnings/(deficit): Other retained earnings $ million	Retained earnings/(deficit): Total $ million	Equity attributable to parent company shareholders $ million	Non-controlling interests $ million	Total equity $ million
At 30 June 2021 (re-presented[(1)])		1,030	1,878	4,451	(3,218)	(2,609)	8,055	5,446	9,587	2,132	11,719
Adjustment to 2021 closing equity in respect of hyperinflation in Türkiye		–	–	–	–	–	349	349	349	–	349
Adjusted opening balance		1,030	1,878	4,451	(3,218)	(2,609)	8,404	5,795	9,936	2,132	12,068
Retranslation impact of opening balances[(2)]		(131)	(243)	(579)	619	334	–	334	–	–	–
Profit for the year		–	–	–	–	–	4,280	4,280	4,280	130	4,410
Other comprehensive (loss)/income		–	–	–	(639)	–	991	991	352	(84)	268
Total comprehensive (loss)/income for the year		–	–	–	(639)	–	5,271	5,271	4,632	46	4,678
Employee share schemes		–	–	–	–	52	67	119	119	–	119
Share-based incentive plans	18	–	–	–	–	–	79	79	79	–	79
Share-based incentive plans in respect of associates		–	–	–	–	–	5	5	5	–	5
Tax on share-based incentive plans		–	–	–	–	–	11	11	11	–	11
Share-based payments and purchase of own shares in respect of subsidiaries		–	–	–	–	–	(15)	(15)	(15)	(8)	(23)
Unclaimed dividend		–	–	–	–	–	3	3	3	1	4
Change in fair value of put option		–	–	–	–	–	(45)	(45)	(45)	–	(45)
Share buyback programme		(24)	–	24	–	–	(3,004)	(3,004)	(3,004)	–	(3,004)
Dividend declared for the year	18	–	–	–	–	–	(2,286)	(2,286)	(2,286)	(95)	(2,381)
At 30 June 2022 (re-presented[(1)])		875	1,635	3,896	(3,238)	(2,223)	8,490	6,267	9,435	2,076	11,511
Retranslation impact of opening balances[(2)]		36	68	162	(173)	(93)	–	(93)	–	–	–
Profit for the year		–	–	–	–	–	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)		–	–	–	5	–	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year		–	–	–	5	–	4,058	4,058	4,063	(66)	3,997
Employee share schemes		–	–	–	–	30	29	59	59	–	59
Share-based incentive plans	18	–	–	–	–	–	58	58	58	–	58
Share-based incentive plans in respect of associates		–	–	–	–	–	6	6	6	–	6
Tax on share-based incentive plans		–	–	–	–	–	7	7	7	–	7
Share-based payments and purchase of own shares in respect of subsidiaries		–	–	–	–	–	4	4	4	2	6
Purchase of non-controlling interests	8	–	–	–	–	–	(136)	(136)	(136)	(42)	(178)
Associates' transactions with non-controlling interests		–	–	–	–	–	(8)	(8)	(8)	–	(8)
Unclaimed dividend		–	–	–	–	–	1	1	1	–	1
Change in fair value of put option		–	–	–	–	–	(19)	(19)	(19)	–	(19)
Share buyback programme		(13)	–	13	–	–	(1,543)	(1,543)	(1,543)	–	(1,543)
Dividend declared for the year	18	–	–	–	–	–	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023 (re-presented[(1)])		**898**	**1,703**	**4,071**	**(3,406)**	**(2,286)**	**8,876**	**6,590**	**9,856**	**1,853**	**11,709**
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana		**–**	**–**	**–**	**–**	**–**	**41**	**41**	**41**	**10**	**51**
Adjusted opening balance		**898**	**1,703**	**4,071**	**(3,406)**	**(2,286)**	**8,917**	**6,631**	**9,897**	**1,863**	**11,760**
Profit for the year		**–**	**–**	**–**	**–**	**–**	**3,870**	**3,870**	**3,870**	**296**	**4,166**
Other comprehensive (loss)/income		**–**	**–**	**–**	**(767)**	**–**	**301**	**301**	**(466)**	**(19)**	**(485)**
Total comprehensive (loss)/income for the year		**–**	**–**	**–**	**(767)**	**–**	**4,171**	**4,171**	**3,404**	**277**	**3,681**
Employee share schemes		**–**	**–**	**–**	**–**	**36**	**12**	**48**	**48**	**–**	**48**
Share-based incentive plans	18	**–**	**–**	**–**	**–**	**–**	**43**	**43**	**43**	**–**	**43**
Share-based incentive plans in respect of associates		**–**	**–**	**–**	**–**	**–**	**5**	**5**	**5**	**–**	**5**
Share-based payments and purchase of own shares in respect of subsidiaries		**–**	**–**	**–**	**–**	**–**	**(6)**	**(6)**	**(6)**	**(4)**	**(10)**
Purchase of non-controlling interests	8	**–**	**–**	**–**	**–**	**–**	**(246)**	**(246)**	**(246)**	**23**	**(223)**
Tax on purchase of non-controlling interests		**–**	**–**	**–**	**–**	**–**	**53**	**53**	**53**	**–**	**53**
Unclaimed dividend		**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**	**–**	**1**
Change in fair value of put option		**–**	**–**	**–**	**–**	**–**	**73**	**73**	**73**	**–**	**73**
Share buyback programme		**(11)**	**–**	**11**	**–**	**–**	**(997)**	**(997)**	**(997)**	**–**	**(997)**
Dividend declared for the year	18	**–**	**–**	**–**	**–**	**–**	**(2,243)**	**(2,243)**	**(2,243)**	**(121)**	**(2,364)**
At 30 June 2024		**887**	**1,703**	**4,082**	**(4,173)**	**(2,250)**	**9,783**	**7,533**	**10,032**	**2,038**	**12,070**

The accompanying notes are an integral part of these consolidated financial statements.

(1) See pages 166-167 for an explanation under Accounting information and policies.
(2) Includes foreign translation differences arising from the retranslation of reserves due to the change in the group's presentation currency.

Consolidated statement of cash flows

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented[(1)] $ million	Year ended 30 June 2023 re-presented[(1)] $ million	Year ended 30 June 2022 re-presented[(1)] $ million	Year ended 30 June 2022 re-presented[(1)] $ million
Cash flows from operating activities							
Profit for the year		**4,166**		4,479		4,410	
Taxation		**1,294**		1,163		1,398	
Share of after tax results of associates and joint ventures		**(414)**		(443)		(555)	
Net finance charges		**885**		712		556	
Non-operating items		**70**		(364)		88	
Operating profit			**6,001**		5,547		5,897
Increase in inventories		**(156)**		(810)		(984)	
(Increase)/decrease in trade and other receivables		**(66)**		142		(502)	
(Decrease)/increase in trade and other payables and provisions		**(546)**		(746)		1,245	
Net increase in working capital			**(768)**		(1,414)		(241)
Depreciation, amortisation and impairment		**493**		1,297		1,064	
Dividends received		**269**		271		238	
Post-employment payments less amounts included in operating profit		**(18)**		(31)		(119)	
Other items		**88**		74		70	
			832		1,611		1,253
Cash generated from operations			**6,065**		5,744		6,909
Interest received		**156**		157		146	
Interest paid		**(1,017)**		(822)		(582)	
Taxation paid		**(1,099)**		(1,443)		(1,260)	
			(1,960)		(2,108)		(1,696)
Net cash inflow from operating activities			**4,105**		3,636		5,213
Cash flows from investing activities							
Disposal of property, plant and equipment and computer software		**14**		16		23	
Purchase of property, plant and equipment and computer software		**(1,510)**		(1,417)		(1,457)	
Movements in loans and other investments		**(47)**		(68)		(96)	
Sale of businesses and brands	8	**87**		559		102	
Acquisition of subsidiaries	8	**(6)**		(404)		(278)	
Investments in associates and joint ventures	8	**(133)**		(112)		(86)	
Net cash outflow from investing activities			**(1,595)**		(1,426)		(1,792)
Cash flows from financing activities							
Share buyback programme	18	**(987)**		(1,673)		(2,985)	
Net sale of own shares for share schemes		**21**		36		24	
Purchase of treasury shares in respect of subsidiaries		**(10)**		–		(20)	
Dividends paid to non-controlling interests		**(117)**		(117)		(108)	
Proceeds from bonds	17	**2,225**		2,537		2,971	
Repayment of bonds	17	**(1,667)**		(1,650)		(2,060)	
Purchase of shares of non-controlling interests	8	**(223)**		(178)		–	
Cash inflow from other borrowings		**387**		521		667	
Cash outflow from other borrowings		**(493)**		(452)		(562)	
Equity dividends paid		**(2,242)**		(2,065)		(2,300)	
Net cash outflow from financing activities			**(3,106)**		(3,041)		(4,373)
Net decrease in net cash and cash equivalents	17		**(596)**		(831)		(952)
Exchange differences			**(33)**		(76)		(38)
Reclassification to assets held for sale			**(30)**		–		–
Net cash and cash equivalents at beginning of the year			**1,768**		2,675		3,665
Net cash and cash equivalents at end of the year			**1,109**		1,768		2,675
Net cash and cash equivalents consist of:							
Cash and cash equivalents	17		**1,130**		1,813		2,765
Bank overdrafts	17		**(21)**		(45)		(90)
			1,109		1,768		2,675

The accompanying notes are an integral part of these consolidated financial statements.
(1) See pages 166-167 for an explanation under Accounting information and policies.

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group's accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements specific to a note are included in the note to which they relate. Furthermore, the section details new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. Accounting information and policies

(a) Basis of preparation

The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern

Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geo-political volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geo-political deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension or reduction in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

(c) Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. The group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is included on the basis of the group's rights over those assets and liabilities.

(d) Foreign currencies

Items included in the financial statements of the group's subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in US dollar, which is the functional currency of the parent company, Diageo plc. The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.

Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the United States and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

The income statements and cash flows of non US dollar entities are translated into US dollar at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Assets and liabilities are translated at the relevant year end closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of non US dollar entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction.

Share capital, share premium, capital redemption reserve included in other reserves and own shares at 30 June 2023, 30 June 2022 and 30 June 2021 in the statement of changes in equity are translated to US dollar at the closing exchange rate at the relevant balance sheet date; exchange differences arising on the retranslation to closing rates are taken to the exchange reserve. From 1 July 2023, as Diageo plc changed its functional currency, the share capital, share premium, capital redemption reserve included in other reserves and own shares in the consolidated statement of changes in equity are recorded in US dollar.

The cumulative foreign exchange translation reserve was set to zero on 1 July 2004, the date of transition to IFRS and this reserve is re-presented as if the group reported in US dollar since that date.

As a result of the functional and presentation currency change, the group has realigned its economic hedging portfolio managing balance sheet translation risk in line with the changed foreign exchange risk management objective. The group has also realigned its net investment hedging portfolio in line with the new currency exposures and as part of this exercise Diageo has re-designated its buy US dollar sell sterling cross currency interest swaps in net investment hedge relationships previously used in cash flow hedging foreign currency debt of the group.

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2024, expressed in sterling and euros per $1, were as follows:

	2024	2023	2022
Sterling			
Income statement and cash flows[1]	**0.80**	0.83	0.75
Assets and liabilities[2]	**0.79**	0.79	0.83
Euro			
Income statement and cash flows[1]	**0.93**	0.96	0.89
Assets and liabilities[2]	**0.93**	0.93	0.96

(1) Weighted average rates
(2) Closing rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:

- Taxation – management judgement whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 177 and 211
- Brands, goodwill, other intangibles and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset and contingent consideration value – pages 177 and 183
- Post-employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 189
- Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each – page 211

(f) Hyperinflationary accounting

The group applied hyperinflationary accounting for its operations in Türkiye, Argentina, Ghana and Venezuela.

The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.

The group's consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The movement in the publicly available official price index for the year ended 30 June 2024 was 72% (2023 – 38%; 2022 – 79%) in Türkiye, 270% (2023 – 116%; 2022 – 64%) in Argentina and 23% in Ghana. The inflation rate used by the group in the case of Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June 2024 was 77% (2023 – 382%; 2022 – 268%) in Venezuela.

Recent developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 show the results of the Venezuelan operation consolidated at the official closing exchange rate.

(g) New accounting standards and interpretations

The following standard and amendments to the accounting standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2023 with no material impact on the group's consolidated results, financial position or disclosures:

- IFRS 17 – Insurance Contracts
- Amendments to IAS 12 Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
- Amendments to IAS 1, 8 – Definition of Accounting Estimates
- Amendments to IAS 1 Disclosure Initiative – Accounting Policies

The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:

- Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants (effective from the year ending 30 June 2025)
- Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback (effective from the year ending 30 June 2025)
- Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective from the year ending 30 June 2025)

There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

(h) Climate change considerations

The impact of climate change assessment and the net zero carbon emission target for Diageo's direct operations (Scope 1 & 2) for 2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements.

The climate change scenario analyses performed in 2024 – conducted in line with TCFD recommendations ('Transition Scenario' (RCP 2.6), a 'Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario' (RCP 8.5)) – identified no material financial impact to these financial statements.

The following considerations were made in respect of the financial statements:

- The impact of climate change on factors (like residual values, useful lives and depreciation methods) that determine the carrying value of non-current assets.
- The impact of climate change on forecasts of cash flows used (including forecast depreciation in line with capital expenditure plans for Diageo's net zero carbon emission commitment) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
- The impact of climate change on post-employment assets.

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2024. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined by considering, among other factors, the delivery terms agreed with customers. For the sale of goods, the transfer of control occurs when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than five days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures, as set out in note 6.

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision-maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

2024	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	SC&P $ million	Eliminate inter-segment sales $ million	Total operating segments $ million	Corporate and other $ million	Total $ million
Sales	8,514	8,024	6,320	2,432	2,478	3,551	(3,551)	27,768	123	27,891
Net sales										
At budgeted exchange rates[1]	7,897	4,405	3,860	1,702	2,162	3,455	(3,353)	20,128	118	20,246
Acquisitions and disposals	2	30	30	–	131	–	–	193	–	193
SC&P allocation	12	65	12	11	2	(102)	–	–	–	–
Retranslation to actual exchange rates	(3)	(59)	(85)	105	(539)	198	(198)	(581)	5	(576)
Hyperinflation	–	363	–	21	22	–	–	406	–	406
Net sales	7,908	4,804	3,817	1,839	1,778	3,551	(3,551)	20,146	123	20,269
Operating profit/(loss)										
At budgeted exchange rates[1]	2,992	1,370	1,121	527	448	(40)	–	6,418	(343)	6,075
Acquisitions and disposals	(12)	(14)	7	–	27	–	–	8	–	8
SC&P allocation	(5)	(22)	(7)	(5)	(1)	40	–	–	–	–
Fair value remeasurements	128	27	–	(16)	–	–	–	139	–	139
Retranslation to actual exchange rates	133	26	(58)	(5)	(332)	–	–	(236)	(23)	(259)
Hyperinflation	–	(8)	–	1	(11)	–	–	(18)	–	(18)
Operating profit/(loss) before exceptional items	3,236	1,379	1,063	502	131	–	–	6,311	(366)	5,945
Exceptional operating items[2]	(197)	(122)	375	–	–	–	–	56	–	56
Operating profit/(loss)	3,039	1,257	1,438	502	131	–	–	6,367	(366)	6,001
Non-operating items										(70)
Net finance charges										(885)
Share of after tax results of associates and joint ventures										414
Profit before taxation										5,460

2023	North America re-presented $ million	Europe re-presented $ million	Asia Pacific re-presented $ million	Latin America and Caribbean re-presented $ million	Africa re-presented $ million	SC&P re-presented $ million	Eliminate inter-segment sales re-presented $ million	Total operating segments re-presented $ million	Corporate and other re-presented $ million	Total re-presented $ million
Sales	8,859	7,245	6,484	2,714	2,864	3,687	(3,687)	28,166	104	28,270
Net sales										
At budgeted exchange rates[1]	8,109	4,526	4,134	2,200	2,186	3,943	(3,854)	21,244	115	21,359
Acquisitions and disposals	27	27	48	3	138	–	–	243	–	243
SC&P allocation	10	52	11	12	4	(89)	–	–	–	–
Retranslation to actual exchange rates	(37)	(537)	(352)	(56)	(289)	(167)	167	(1,271)	(11)	(1,282)
Hyperinflation	–	235	–	–	–	–	–	235	–	235
Net sales	8,109	4,303	3,841	2,159	2,039	3,687	(3,687)	20,451	104	20,555
Operating profit/(loss)										
At budgeted exchange rates[1]	3,132	1,441	1,187	800	466	(42)	–	6,984	(392)	6,592
Acquisitions and disposals	(23)	(19)	7	–	37	–	–	2	(8)	(6)
SC&P allocation	3	(31)	(7)	(4)	(3)	42	–	–	–	–
Fair value remeasurements	122	34	–	1	–	–	–	157	–	157
Retranslation to actual exchange rates	(12)	(144)	(83)	(14)	(211)	–	–	(464)	3	(461)
Hyperinflation	–	31	–	–	–	–	–	31	–	31
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	–	–	6,710	(397)	6,313
Exceptional operating items[2]	(118)	(12)	(581)	–	(55)	–	–	(766)	–	(766)
Operating profit/(loss)	3,104	1,300	523	783	234	–	–	5,944	(397)	5,547
Non-operating items										364
Net finance charges										(712)
Share of after tax results of associates and joint ventures										443
Profit before taxation										5,642

2022	North America re-presented $ million	Europe re-presented $ million	Asia Pacific re-presented $ million	Latin America and Caribbean re-presented $ million	Africa re-presented $ million	SC&P re-presented $ million	Eliminate inter-segment sales re-presented $ million	Total operating segments re-presented $ million	Corporate and other re-presented $ million	Total re-presented $ million
Sales	8,888	7,531	7,481	2,585	3,196	2,672	(2,672)	29,681	70	29,751
Net sales										
At budgeted exchange rates[1]	8,037	4,398	3,887	2,007	2,292	2,829	(2,720)	20,730	74	20,804
Acquisitions and disposals	46	32	–	4	20	–	–	102	–	102
SC&P allocation	13	63	13	16	4	(109)	–	–	–	–
Retranslation to actual exchange rates	10	(510)	(63)	–	(78)	(48)	48	(641)	(4)	(645)
Hyperinflation	–	255	–	–	–	–	–	255	–	255
Net sales	8,106	4,238	3,837	2,027	2,238	2,672	(2,672)	20,446	70	20,516
Operating profit/(loss)										
At budgeted exchange rates[1]	3,224	1,464	948	715	466	(31)	–	6,786	(343)	6,443
Acquisitions and disposals	(37)	14	–	–	(13)	–	–	(36)	–	(36)
SC&P allocation	(3)	(23)	(1)	(3)	(1)	31	–	–	–	–
Fair value remeasurements	43	48	–	(10)	–	–	–	81	–	81
Retranslation to actual exchange rates	41	(172)	–	10	(33)	–	–	(154)	26	(128)
Hyperinflation	–	14	–	–	–	–	–	14	–	14
Operating profit/(loss) before exceptional items	3,268	1,345	947	712	419	–	–	6,691	(317)	6,374
Exceptional operating items[2]	(1)	(184)	(292)	–	–	–	–	(477)	–	(477)
Operating profit/(loss)	3,267	1,161	655	712	419	–	–	6,214	(317)	5,897
Non-operating items										(88)
Net finance charges										(556)
Share of after tax results of associates and joint ventures										555
Profit before taxation										5,808

(1) These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(2) For definition and details of exceptional items, see pages 172-173.
(i) The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.
(ii) The group's net finance charges are managed centrally and are not attributable to individual operating segments.
(iii) Approximately 38% of annual net sales occurred in the last four months of calendar year 2023.

(b) Other segmental information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	SC&P $ million	Corporate and other $ million	Total $ million
2024								
Purchase of property, plant and equipment and computer software	**305**	**338**	**154**	**6**	**83**	**612**	**12**	**1,510**
Depreciation and intangible asset amortisation	**(122)**	**(166)**	**(83)**	**(13)**	**(88)**	**(192)**	**(13)**	**(677)**
Underlying impairment	**–**	**–**	**–**	**(1)**	**–**	**–**	**–**	**(1)**
Exceptional impairment of tangible assets	**(33)**	**(5)**	**(8)**	**–**	**–**	**–**	**–**	**(46)**
Exceptional impairment of intangible assets	**(54)**	**(96)**	**379**	**–**	**–**	**–**	**–**	**229**
2023 (re-presented)								
Purchase of property, plant and equipment and computer software	236	252	198	146	152	427	6	1,417
Depreciation and intangible asset amortisation	(114)	(118)	(75)	(22)	(95)	(161)	(12)	(597)
Exceptional impairment of tangible assets	(63)	3	(27)	–	–	–	–	(87)
Exceptional impairment of intangible assets	(36)	(31)	(546)	–	–	–	–	(613)
2022 (re-presented)								
Purchase of property, plant and equipment and computer software	306	247	194	170	184	341	15	1,457
Depreciation and intangible asset amortisation	(107)	(121)	(124)	(21)	(106)	(157)	(15)	(651)
Exceptional impairment of tangible assets	–	(4)	–	–	–	–	–	(4)
Exceptional impairment of intangible assets	–	(119)	(290)	–	–	–	–	(409)

(c) Category and geographical analysis

	Category analysis					Geographic analysis				
	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of World $ million	Total $ million
2024										
Sales[(1)]	**22,406**	**4,107**	**949**	**429**	**27,891**	**8,041**	**3,247**	**2,849**	**13,754**	**27,891**
Non-current assets[(2), (3)]						**7,642**	**2,207**	**3,969**	**14,868**	**28,686**
2023 (re-presented)										
Sales[(1)]	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270
Non-current assets[(2), (3)]						7,328	2,265	3,665	14,118	27,376
2022 (re-presented)										
Sales[(1)]	24,059	4,160	1,172	360	29,751	8,415	4,282	2,848	14,206	29,751
Non-current assets[(2), (3)]						7,137	2,899	2,920	13,143	26,099

(1) The geographical analysis of sales is based on the location of third-party customers.
(2) The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3) The management information provided to the chief operating decision-maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

3. Exceptional items

Accounting policies

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting included in note 2. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Operating items

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Non-operating items

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Taxation items

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Exceptional operating items			
Brand, goodwill and other assets impairment income from reversal/(charge) (1)	**224**	(613)	(409)
Supply chain agility programme (2)	**(61)**	(121)	–
Various dispute and litigation matters (3)	**(107)**	–	–
Distribution termination fee (4)	**–**	(55)	–
Winding down Russian operations (5)	**–**	23	(64)
Other exceptional operating items (6)	**–**	–	(4)
	56	(766)	(477)
Non-operating items			
Sale of businesses and brands			
Windsor business (7)	**(58)**	–	(25)
Guinness Cameroun S.A. (8)	**(10)**	343	–
Guinness Nigeria plc (9)	**(6)**	–	–
USL Popular brands (10)	**4**	5	–
Archers brand (11)	**–**	23	–
USL businesses (12)	**–**	4	–
Tyku brand (13)	**–**	(5)	–
Picon brand (14)	**–**	–	112
Meta Abo Brewery (15)	**–**	–	(183)
Step acquisition - Mr Black (16)	**–**	(10)	–
Other non-operating exceptional items (17)	**–**	4	8
	(70)	364	(88)
Exceptional items before taxation	**(14)**	(402)	(565)
Tax on exceptional items (note 7 (b))	**(24)**	226	40
Total exceptional items	**(38)**	(176)	(525)
Attributable to:			
Equity shareholders of the parent company	**(142)**	(3)	(400)
Non-controlling interests	**104**	(173)	(125)
Total exceptional items	**(38)**	(176)	(525)

(1) In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of $101 million in respect of the Chase brand, and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio.

In the year ended 30 June 2023, an impairment charge of $613 million was recognised in exceptional operating items in respect of the McDowell's brand ($517 million), the SIA brand ($36 million), the Copper Dog brand ($31 million) and the Director's Special brand ($29 million).

In the year ended 30 June 2022, an impairment charge of $409 million was recognised in exceptional operating items in respect of the McDowell's brand ($290 million), the Bell's brand ($94 million) and goodwill related to Smirnov ($25 million).

For further information, see note 9 (d).

(2) In the year ended 30 June 2024, an exceptional charge of $61 million was accounted for in respect of the supply chain agility programme (2023 - $121 million). With this five-year spanning programme launched in July 2022, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to $600 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the years ended 30 June 2024 and 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property, plant and equipment in respect of North America and India. Restructuring cash expenditure was $26 million in the year ended 30 June 2024 (2023 - $14 million).

(3) In the year ended 30 June 2024, $107 million was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.

(4) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution licence of Gordon's, in respect of which a provision of $55 million was recognised as an operating exceptional charge. In the year ended 30 June 2024, $55 million in respect of the aforementioned termination were paid.

(5) In the year ended 30 June 2023, Diageo released unutilised provisions of $23 million from the $64 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.

(6) Other exceptional operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2022, other exceptional operating items resulted in a loss of $4 million driven by the reinvestment of 'Raising the Bar' corporate tax benefits.

(7) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement. In the year ended 30 June 2022, a loss of $25 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business.

(8) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2024, $10 million charges directly attributable to the disposal have been accounted for.

(9) On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram group. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. In the year ended 30 June 2024, a charge of $6 million was recognised as a non-operating item, in respect of transaction related and other costs directly attributable to the prospective sale of the business.

(10) On 30 September 2022, Diageo completed the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of $5 million. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the year ended 30 June 2024 and recognised as exceptional gain.

(11) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of $23 million in the year ended 30 June 2023.

(12) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of $4 million.

(13) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of $5 million.

(14) In May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of $112 million, net of disposal costs.

(15) In the year ended 30 June 2022, a loss of $183 million was recognised as a non-operating item attributable to the sale of Meta Abo Brewery Share Company in Ethiopia.

(16) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of $10 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(17) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of $4 million (2022 - $8 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.

For further information on acquisition and sale of businesses and brands, see notes 8 (a) and 8 (b).

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Thalidomide (note 15 (d))	**(17)**	(16)	(22)
Winding down Russian operations	**(2)**	(16)	(18)
Supply chain agility programme	**(26)**	(14)	–
Distribution termination fee	**(55)**	–	–
Litigation	**(88)**	–	–
Donations	**–**	–	(50)
Total cash payments	**(188)**	(46)	(90)

4. Operating costs

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Excise duties	**7,622**	7,715	9,235
Cost of sales	**8,071**	8,289	7,923
Marketing	**3,691**	3,663	3,616
Other operating items	**2,506**	3,056	3,080
	21,890	22,723	23,854
Comprising:			
Excise duties			
India	**1,845**	1,950	2,901
Great Britain	**1,463**	1,314	1,558
United States	**738**	825	816
Other	**3,576**	3,626	3,960
Increase in inventories	**(112)**	(615)	(1,208)
Raw materials and consumables	**4,892**	5,197	5,336
Marketing	**3,691**	3,663	3,616
Other external charges	**3,002**	3,301	3,432
Staff costs	**2,314**	2,197	2,385
Depreciation, amortisation and impairment	**493**	1,297	1,064
Gains on disposal of properties	**1**	(4)	(2)
Net foreign exchange losses	**8**	12	14
Other operating income	**(21)**	(40)	(18)
	21,890	22,723	23,854

(a) Other external charges

Other external charges include research and development expenditure in respect of new drinks products and package design of $69 million (2023 - $63 million; 2022 - $58 million) and maintenance and repairs of $171 million (2023 - $171 million; 2022 - $181 million).

(b) Auditors fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP, and its affiliates (PwC) and are analysed below.

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Audit of these financial statements	**4.9**	6.2	5.6
Audit of financial statements of subsidiaries	**8.2**	6.8	8.1
Audit related assurance services[1]	**3.2**	3.3	3.3
Total audit fees (Audit fees)	**16.3**	16.3	17.0
Other assurance services (Audit related fees)[2]	**1.7**	1.4	0.9
	18.0	17.7	17.9

(1) Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(2) Other assurance services comprise the aggregate fees for assurance and related services that are not reported under 'total audit fees'.
(i) Disclosure requirements for auditors' fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table.

Audit services provided by firms other than PwC for the year ended 30 June 2024 were $0.1 million (2023 - $0.1 million; 2022 - $0.2 million). Further PwC fees for audit services in respect of post-employment plans were $0.4 million for the year ended 30 June 2024 (2023 - $0.3 million; 2022 - $0.3 million).

(c) Staff costs and average number of employees

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Aggregate remuneration			
Wages and salaries	1,984	1,858	2,068
Share-based incentive plans	43	58	79
Employer's social security	146	138	142
Employer's pension			
Defined benefit plans	72	80	48
Defined contribution plans	62	53	44
Other post-employment plans	7	10	4
	2,314	2,197	2,385

The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2024	2023	2022
North America	**2,869**	2,884	2,811
Europe	**2,932**	2,789	3,014
Asia Pacific	**6,588**	6,856	6,500
Latin America and Caribbean	**1,650**	1,495	1,500
Africa	**3,290**	3,526	4,061
SC&P	**6,977**	6,934	5,025
Corporate and other	**6,061**	5,753	5,076
	30,367	30,237	27,987

At 30 June 2024, on a full-time equivalent basis, the group had 30,092 (2023 - 30,269; 2022 - 28,558) employees. The average number of employees of the group, including part-time employees, for the year was 30,839 (2023 - 30,419; 2022 - 28,137).

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Depreciation, amortisation and impairment			
Brand and goodwill impairment (gain)/charges	**(231)**	613	409
Tangible asset impairment and accelerated depreciation	**46**	87	–
Staff costs	**2**	11	–
Other external charges	**127**	75	68
Other operating income	**–**	(20)	–
Total exceptional operating items (note 3)	**(56)**	766	477
Cost of sales	**57**	80	–
Other operating (income)/expenses	**(113)**	686	477

5. Finance income and charges

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement using the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post-employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to US dollar.

The impact of derivatives, excluding cash flow hedges that are in respect of commodity price risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Interest income	**179**	193	168
Fair value gain on financial instruments	**100**	124	454
Total interest income[1]	**279**	317	622
Interest charge on bonds, commercial paper, bank loans and overdrafts	**(665)**	(563)	(495)
Interest charge on finance leases	**(23)**	(19)	(16)
Other interest charges	**(396)**	(325)	(119)
Fair value loss on financial instruments	**(101)**	(123)	(461)
Total interest charges[1]	**(1,185)**	(1,030)	(1,091)
Net interest charges	**(906)**	(713)	(469)
Net finance income in respect of post-employment plans in surplus (note 14)	**57**	71	29
Monetary gain on hyperinflation in various economies (note 1 (f))	**49**	13	1
Interest income in respect of direct and indirect tax	**15**	8	5
Unwinding of discounts	**–**	–	4
Total other finance income	**121**	92	39
Net finance charge in respect of post-employment plans in deficit (note 14)	**(20)**	(18)	(16)
Monetary loss on hyperinflation in various economies (note 1 (f))	**(8)**	(3)	(45)
Interest charge in respect of direct and indirect tax	**(27)**	(29)	(23)
Unwinding of discounts	**(23)**	(15)	(12)
Change in financial liability - Zacapa (Level 3)	**–**	(10)	(27)
Other finance charges	**(22)**	(16)	(3)
Total other finance charges	**(100)**	(91)	(126)
Net other finance income/(charges)	**21**	1	(87)

(1) Includes $59 million interest income and $765 million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2023 - $98 million income and $628 million charge; 2022 - $36 million income and $554 million charge).

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group's interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group's operating profit. Associates and joint ventures are initially recorded at cost including transaction costs, and the group's share of post acquisition changes in the investee's reserves are recognised under the equity method. Investments in associates and joint ventures acquired prior to 1 July 1998 comprise the cost of shares less goodwill written off to reserves that has not been reinstated, plus the group's share of post acquisition reserves. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group's share of the associate's future cash flows and its fair value less costs of disposal.

Diageo's principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the wines and spirits division of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo's Scotch whisky and gin premium brands and Moët Hennessy's champagne and cognac premium brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy.

(a) An analysis of the movement in the group's investments in associates and joint ventures is as follows:

	Moët Hennessy $ million	Others $ million	Total $ million
Cost less provisions			
At 30 June 2022 (re-presented)	4,124	294	4,418
Exchange differences	127	5	132
Additions	–	112	112
Share of profit/(loss) after tax	455	(12)	443
Step acquisition	–	(19)	(19)
Dividends	(265)	(6)	(271)
Share of movements in other comprehensive income and equity	43	–	43
Transfer	–	1	1
Impairment charged during the year	–	(34)	(34)
At 30 June 2023 (re-presented)	**4,484**	**341**	**4,825**
Exchange differences	**(59)**	**(5)**	**(64)**
Additions	**–**	**134**	**134**
Share of profit/(loss) after tax	**441**	**(27)**	**414**
Dividends	**(261)**	**(8)**	**(269)**
Share of movements in other comprehensive income and equity	**3**	**–**	**3**
Impairment charged during the year	**–**	**(11)**	**(11)**
At 30 June 2024	**4,608**	**424**	**5,032**

(i) Investment in associates includes loans given to and preference shares invested in associates of $298 million (2023 – $218 million).
(ii) If certain performance targets are met by associates in the Distill Ventures programme, an additional $39 million (2023 – $35 million) will be invested in those associates.

(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at $1 = €0.93 (2023 – $1 = €0.96; 2022 – $1 = €0.89).

Income statement information for the three years ended 30 June 2024 and balance sheet information as at 30 June 2024 and 30 June 2023 of Moët Hennessy are as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Sales	**6,691**	7,204	7,385
Profit for the year	**1,299**	1,339	1,662
Total comprehensive income	**1,219**	1,393	1,687

	2024 $ million	2023 re-presented $ million
Non-current assets	**8,772**	8,536
Current assets	**12,025**	11,534
Total assets	**20,797**	20,070
Non-current liabilities	**(2,732)**	(2,656)
Current liabilities	**(4,285)**	(3,982)
Total liabilities	**(7,017)**	(6,638)
Net assets	**13,780**	13,432

(i) Including acquisition fair value adjustments principally in respect of Moët Hennessy's brands and translated at $1 = €0.93 (2023 – $1 = €0.93).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.

(d) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax treatments are not recognised unless it is probable that a tax authority will accept the treatment. Once considered to be probable, tax treatments are reviewed each year to assess whether a provision should be taken against full recognition of the treatment on the basis of potential settlement through negotiation and/or litigation with the relevant tax authorities. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes, except for deferred tax provision arising on goodwill from business combinations. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the jurisdictions in which it operates. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve; current tax balances are based on such estimations. Tax provisions are based on management's judgement and interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group's profit for the year.

The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management's intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is generally recognised using the appropriate country capital gains tax rate. To the extent brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total		
	2024 $ million	2023 re-presented $ million	2022 re-presented $ million	2024 $ million	2023 re-presented $ million	2022 re-presented $ million	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Current tax									
Current year	**134**	192	229	**983**	1,056	1,150	**1,117**	1,248	1,379
Adjustments in respect of prior years	**(7)**	41	14	**(4)**	(46)	22	**(11)**	(5)	36
	127	233	243	**979**	1,010	1,172	**1,106**	1,243	1,415
Deferred tax									
Origination and reversal of temporary differences	**39**	36	(10)	**113**	(93)	41	**152**	(57)	31
Changes in tax rates	**–**	–	2	**(18)**	13	2	**(18)**	13	4
Adjustments in respect of prior years	**16**	7	–	**38**	(43)	(52)	**54**	(36)	(52)
	55	43	(8)	**133**	(123)	(9)	**188**	(80)	(17)
Taxation on profit	**182**	276	235	**1,112**	887	1,163	**1,294**	1,163	1,398

(b) Exceptional tax charges/(credits)

The taxation charge includes the following exceptional items:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Brand impairment[(1)]	**63**	(154)	(69)
Disposal of businesses and brands[(2)]	**(1)**	37	29
Supply chain agility programme	**(15)**	(27)	–
Various dispute and litigation matters[(3)]	**(23)**	–	–
US guarantee fee claim[(4)]	**–**	(68)	–
Distribution termination fee	**–**	(14)	–
Winding down Russian operations	**–**	–	4
Other items	**–**	–	(4)
	24	(226)	(40)

(1) In the year ended 30 June 2024, an exceptional tax charge of $95 million was recognised in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by an exceptional tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed asset and an exceptional tax credit of $13 million comprised of brand impairments in the US ready to drink portfolio. In the year ended 30 June 2023, an exceptional tax credit of $154 million was recognised mainly in respect of the impairment of the McDowell's brand. In the year ended 30 June 2022, the exceptional tax credit of $69 million related to the tax impact on the impairment of the McDowell's and Bell's brands for $45 million and $24 million, respectively.

(2) In the year ended 30 June 2023, the exceptional net tax charge of $37 million mainly comprised of a tax charge of $52 million in respect of the sale of Guinness Cameroun S.A., partly offset by a tax credit of $11 million in respect of the sale of certain USL businesses. In the year ended 30 June 2022, a $29 million exceptional tax charge was recognised in respect of the gain on the sale of the Picon brand.

(3) In the year ended 30 June 2024, an exceptional tax credit of $23 million was recorded in relation to various dispute and litigation matters in North America, including certain costs and expenses associated therewith.

(4) In the year ended 30 June 2023, an exceptional tax credit of $68 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2024 $ million	2024 %	2023 re-presented $ million	2023 %	2022 re-presented $ million	2022 %
Profit before taxation	**5,460**		5,642		5,808	
Notional charge at UK corporation tax rate	**1,365**	**25.0**	1,157	20.5	1,104	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	**(103)**	**(1.9)**	(91)	(1.6)	(105)	(1.8)
Differences in overseas tax rates	**(86)**	**(1.6)**	116	2.0	217	3.7
Disposal of businesses and brands	**17**	**0.3**	(42)	(0.7)	38	0.7
Other items not chargeable	**(72)**	**(1.3)**	(76)	(1.3)	(66)	(1.1)
Impairment	**6**	**0.1**	(8)	(0.1)	45	0.8
Other items not deductible	**70**	**1.3**	85	1.5	71	1.2
Irrecoverable withholding taxes	**55**	**1.0**	46	0.8	51	0.9
Movement in provision in respect of uncertain tax positions[(1)]	**6**	**0.1**	34	0.6	55	0.9
Changes in tax rates	**(18)**	**(0.3)**	13	0.2	4	0.1
Adjustments in respect of prior years[(2)]	**54**	**1.0**	(71)	(1.3)	(16)	(0.3)
Taxation on profit	**1,294**	**23.7**	1,163	20.6	1,398	24.1
Tax rate before exceptional items	**–**	**23.2**	–	23.0	–	22.6

(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.

(2) Excludes prior year movement in provisions. Included in the year ended 30 June 2023 was an exceptional tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group's worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium-term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19 (f).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2024, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $304 million (30 June 2023 – $292 million) and tax liability of $136 million (30 June 2023 – $170 million) include $209 million (30 June 2023 – $218 million) of provisions for tax uncertainties.

The cash tax paid in the year ended 30 June 2024 amounts to $1,099 million (30 June 2023 – $1,443 million) and is $7 million lower than the current tax charge (30 June 2023 – $200 million higher). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions and the actual payment of cash.

In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. While we expect additional tax liabilities to be incurred in some jurisdictions in which the group operates, the estimated impact on the group's effective tax rate is immaterial based on the data for the year ended 30 June 2023.

Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

(d) Deferred tax assets and liabilities

Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment $ million	Intangible assets $ million	Post employment plans $ million	Tax losses $ million	Other temporary differences[(1)] $ million	Total $ million
At 30 June 2022 (re-presented)	(566)	(2,290)	(316)	76	427	(2,669)
Exchange differences	15	42	(6)	4	(4)	51
Recognised in income statement	(35)	116	2	(19)	29	93
Recognised in other comprehensive income and equity	(7)	(37)	182	–	(55)	83
Tax rate change – recognised in income statement	(2)	(15)	(1)	1	4	(13)
Acquisition of subsidiaries	–	(85)	–	–	–	(85)
Transfer from asset held for sale	(3)	(44)	–	–	8	(39)
Sale of businesses	13	–	(2)	–	(5)	6
At 30 June 2023 (re-presented)	**(585)**	**(2,313)**	**(141)**	**62**	**404**	**(2,573)**
Exchange differences	**9**	**35**	**–**	**(10)**	**(13)**	**21**
Recognised in income statement	**(79)**	**(132)**	**(6)**	**28**	**(17)**	**(206)**
Recognised in other comprehensive loss and equity	**(34)**	**(73)**	**6**	**–**	**(8)**	**(109)**
Tax rate change – recognised in income statement	**3**	**13**	**(1)**	**–**	**3**	**18**
Tax rate change – recognised in other comprehensive loss and equity	**(4)**	**(20)**	**–**	**–**	**(3)**	**(27)**
Acquisition[(2)]	**–**	**53**	**–**	**–**	**–**	**53**
Transfer to asset held for sale	**2**	**4**	**–**	**(16)**	**(8)**	**(18)**
Sale of businesses	**–**	**38**	**–**	**–**	**(1)**	**37**
At 30 June 2024	**(688)**	**(2,395)**	**(142)**	**64**	**357**	**(2,804)**

(1) Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.

(2) In the year ended 30 June 2024, a deferred tax asset of $53 million was recognised in relation to the purchase of shares of non-controlling interests in respect of DeLeon Holdco LLC.

After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2024 $ million	2023 re-presented $ million
Deferred tax assets	**143**	178
Deferred tax liabilities	**(2,947)**	(2,751)
	(2,804)	(2,573)

Deferred tax assets of $143 million include $98 million (2023 – $82 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Germany, Colombia and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction, and on existing provisions. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of $64 million, it is expected that $13 million will be utilised in the year ending 30 June 2025.

(e) Unrecognised deferred tax assets

The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is $724 million (2023 – $796 million).

	2024 $ million	2023 re-presented $ million
Capital losses – indefinite	**123**	123
Trading losses – indefinite	**31**	31
Trading and capital losses – expiry dates up to 2033	**33**	50
	187	204

Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands thus the benefit from the temporary differences is unlikely to be realised.

(f) Unrecognised deferred tax liabilities

Relevant legislation largely exempts overseas dividends remitted from tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately $26.3 billion (2023 – $25.0 billion).

Operating assets and liabilities

Introduction

This section describes the assets used in the group's operations and the liabilities incurred. Liabilities relating to the group's financing activities are included in section 'Risk management and capital structure' and balance sheet information in respect of associates, joint ventures and taxation are covered in section 'Results for the year'. This section also provides detailed disclosures on the group's recent acquisitions and disposals, performance and financial position of its defined benefit post-employment plans.

8. Acquisition and sale of businesses and brands and purchase of non-controlling interests

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders' continuing employment to determine if any contingent payments are for post-combination employee services, which are excluded from consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder's proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

For all entities in which the company directly or indirectly owns equity, a judgement is made to determine whether it controls and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control, an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive, requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders, this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2024 were as follows:

	Net assets acquired and consideration		
	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Brands and other intangibles	–	402	157
Property, plant and equipment	–	28	–
Inventories	–	31	7
Other working capital	–	(2)	5
Deferred tax	–	(85)	(40)
Cash	–	–	2
Fair value of assets and liabilities	–	374	131
Goodwill arising on acquisition	–	109	91
Settlement of pre-existing relationship	–	–	(2)
Step acquisitions	–	(13)	(8)
Consideration payable	–	470	212
Satisfied by:			
Cash consideration paid	–	(373)	(116)
Contingent consideration payable	–	(92)	(91)
Deferred consideration payable	–	(5)	(5)
	–	(470)	(212)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2024 were as follows:

	Consideration		
	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Acquisitions in the year - subsidiaries			
Cash consideration paid	–	(373)	(116)
Cash acquired	–	–	2
Prior year acquisitions - subsidiaries			
Contingent consideration paid for Casamigos	–	–	(113)
Other consideration	(6)	(31)	(51)
Investments in associates			
Cash consideration paid - increase in ownership interest	(5)	(20)	(6)
Capital injection[(1)]	(128)	(92)	(80)
Net cash outflow on acquisition of businesses	(139)	(516)	(364)
Purchase of shares of non-controlling interests	(223)	(178)	–
Total net cash outflow	(362)	(694)	(364)

(1) Additional investments in a number of Distill Ventures associates.

Prior year acquisitions

On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo's participation in the super-premium dark rum segment for upfront cash consideration of €246 million ($261 million), deferred consideration of €4 million ($4 million) and contingent consideration of up to €178 million ($189 million) through to 2028 subject to certain financial performance targets, reflecting the brand's expected growth potential. The fair value of the contingent consideration of €82 million ($87 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management's estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce. Don Papa Rum contributed $13 million to net sales and $18 million operating loss to the period, out of which $18 million is related to acquisition transaction and integration costs in the year ended 30 June 2023.

Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was $112 million.

On 31 March 2022, Diageo acquired 100% equity interest in 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment, for a total consideration of $82 million upfront in cash and a contingent consideration of up to $80 million linked to performance targets.

Diageo completed further acquisitions in the year ended 30 June 2022, including (i) on 27 January 2022, the acquisition of Casa UM, to expand Reserve portfolio with premium artisanal mezcal brand, Mezcal Unión and (ii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street, to support Diageo's ambition to provide customised brand experiences across all channels. The aggregate upfront cash consideration paid on completion of these transactions in the year ended 30 June 2022 was $34 million. In addition, these transactions included provision for further contingent consideration of up to $24 million in aggregate, linked to performance targets and a further deferred consideration of $5 million.

Purchase of shares of non-controlling interests
On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs. In connection with this acquisition, the previously outstanding disputes between the shareholders were resolved and Diageo is now the 100% owner of the DeLeón brand.

On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million ($173 million) in cash and transaction costs of $5 million. This took Diageo's shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction. Transactions were recognised in retained earnings.

(b) Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2024 were as follows:

	Windsor business $ million	Other $ million	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Sale consideration					
Cash received	112	4	116	604	131
(Cash)/overdraft disposed of	(20)	–	(20)	(16)	3
Transaction and other directly attributable costs paid	(4)	(5)	(9)	(29)	(32)
Net cash received	88	(1)	87	559	102
Deferred consideration receivable	32	–	32	–	–
Transaction and other directly attributable costs payable	(13)	(11)	(24)	(7)	(22)
	107	(12)	95	552	80
Net assets disposed of					
Brands	(167)	–	(167)	–	–
Goodwill	–	–	–	–	(18)
Other non-current assets	(3)	–	(3)	(132)	(14)
Assets and liabilities held for sale	–	–	–	(87)	–
Inventories	(11)	–	(11)	(35)	(6)
Other working capital	3	–	3	85	21
Other borrowings	–	–	–	2	1
Corporate tax	2	–	2	(4)	(6)
Deferred tax	37	–	37	6	(3)
Post-employment benefit liabilities	–	–	–	5	–
	(139)	–	(139)	(160)	(25)
Impairment charge recognised up until the date of sale	–	–	–	(3)	–
Exchange recycled from other comprehensive income	(26)	–	(26)	(15)	(143)
(Loss)/gain on disposal before taxation	(58)	(12)	(70)	374	(88)
Taxation	1	–	1	(37)	(29)
(Loss)/gain on disposal after taxation	(57)	(12)	(69)	337	(117)

On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement.

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was $475 million, the disposed net assets of $79 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of $343 million. The disposed Cameroon operations contributed net sales of $128 million (2022 – $165 million), and operating profit of $33 million (2022 – $36 million) in the year ended 30 June 2023.

On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was $97 million, the disposed net assets included net working capital of $34 million and brands of $23 million, and $19 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of $5 million. Popular brands contributed net sales of $43 million (2022 – $184 million), and operating profit of $6 million (2022 – $35 million) in the year ended 30 June 2023.

On 25 April 2022, Diageo sold its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of $183 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $143 million recycled to the income statement.

On 10 May 2022, Diageo completed the sale of the Picon brand for an upfront consideration of €117 million ($123 million). The gain of $112 million, net of disposal cost, was recognised as a non-operating item in the income statement.

In the year ended 30 June 2023, ZAR 74 million ($4 million) (2022 – ZAR 133 million ($8 million)) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million ($34 million) from which ZAR 378 million ($22 million) was deferred.

(c) Assets and liabilities held for sale

	2024 $ million
Property, plant and equipment	52
Inventories	20
Trade and other receivables	10
Deferred tax asset	18
Cash	30
Assets held for sale	130
Trade and other payables	(44)
Corporate tax	(1)
Provisions	(3)
Liabilities held for sale	(48)
Total	82

On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram group. The transaction is subject to among other things obtaining the requisite regulatory approvals in Nigeria. On completion, Guinness Nigeria plc will enter into long-term licence and royalty agreements for the continued production of the Guinness brand and its locally manufactured Diageo ready-to-drink and mainstream spirits brands. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. Consequently, the impacted assets and liabilities were classified as held for sale on 30 June 2024 and measured at cost as the lower of cost and fair value less cost of disposal. At 30 June 2024, cumulative translation losses recognised in exchange reserves were $176 million, which will be recycled to the income statement at the completion of the transaction.

9. Intangible assets

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value if they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Amortisation and impairment of intangible assets is based on their useful economic lives and they are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount, an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement. It is reviewed at each reporting date whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill either no longer exists or has decreased. Reversal of impairment loss is considered if the recoverable amount of the assets is constantly and significantly above the carrying value over an extended period. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. Any reversal of impairment loss is charged against the same income statement line on which the initial impairment was recorded.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset and the useful economic life of an asset are based on management's estimates.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Consideration of climate risk impact

The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2024 – conducted in line with TCFD recommendations ('Transition Scenario' (RCP 2.6), a 'Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

	Brands $ million	Goodwill $ million	Other intangibles $ million	Computer software $ million	Total $ million
Cost					
At 30 June 2022 (re-presented)	10,815	3,640	2,021	893	17,369
Hyperinflation adjustment	102	75	–	–	177
Exchange differences	(144)	(168)	4	23	(285)
Additions	402	109	15	187	713
Disposals	–	–	–	(31)	(31)
Reclassification from/(to) asset held for sale	517	(35)	–	–	482
At 30 June 2023 (re-presented)	**11,692**	**3,621**	**2,040**	**1,072**	**18,425**
Hyperinflation adjustment	**207**	**157**	**–**	**1**	**365**
Exchange differences	**(146)**	**(96)**	**(30)**	**22**	**(250)**
Additions	**–**	**–**	**17**	**150**	**167**
Disposals	**(647)**	**–**	**(16)**	**(20)**	**(683)**
At 30 June 2024	**11,106**	**3,682**	**2,011**	**1,225**	**18,024**
Amortisation and impairment					
At 30 June 2022 (re-presented)	1,261	872	105	730	2,968
Exchange differences	(15)	(42)	3	11	(43)
Amortisation for the year	–	–	20	48	68
Impairment	613	–	–	–	613
Disposals	–	–	–	(29)	(29)
Reclassification from/(to) asset held for sale	358	(16)	–	–	342
At 30 June 2023 (re-presented)	**2,217**	**814**	**128**	**760**	**3,919**
Exchange differences	**(22)**	**(13)**	**(29)**	**24**	**(40)**
Amortisation for the year	**–**	**–**	**19**	**58**	**77**
Impairment	**128**	**21**	**–**	**–**	**149**
Reversal of impairment	**(379)**	**–**	**–**	**–**	**(379)**
Disposals	**(480)**	**–**	**(16)**	**(20)**	**(516)**
At 30 June 2024	**1,464**	**822**	**102**	**822**	**3,210**
Carrying amount					
At 30 June 2024	**9,642**	**2,860**	**1,909**	**403**	**14,814**
At 30 June 2023 (re-presented)	9,475	2,807	1,912	312	14,506
At 30 June 2022 (re-presented)	9,554	2,768	1,916	163	14,401

(a) Brands

The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2024 $ million	2023 re-presented $ million
Crown Royal whisky	United States	**1,464**	1,464
Captain Morgan rum	Global	**1,201**	1,201
Smirnoff vodka	Global	**824**	824
Johnnie Walker whisky	Global	**790**	787
Shui Jing Fang Chinese white spirit	Greater China	**689**	310
Casamigos tequila	United States	**604**	604
Yenì raki	Türkiye	**426**	313
McDowell's No.1 whisky, rum and brandy	India	**382**	386
Don Papa rum	Europe	**353**	355
Don Julio tequila	United States	**277**	296
Aviation American Gin	United States	**264**	264
Seagram's 7 Crown whiskey	United States	**223**	223
Signature whisky	India	**219**	222
Zacapa rum	Global	**191**	191
Black Dog whisky	India	**186**	188
Antiquity whisky	India	**182**	184
Gordon's gin	Europe	**150**	150
Bell's whisky	Europe	**128**	128
Other brands		**1,089**	1,385
		9,642	9,475

The brands are protected by trademarks which are renewable indefinitely in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the Directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2024 $ million	2023 re-presented $ million
North America	**968**	968
Europe		
Türkiye	**370**	271
Asia Pacific		
Greater China	**158**	157
India	**838**	848
Latin America and Caribbean – Mexico	**189**	203
Other cash-generating units	**337**	360
	2,860	2,807

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo's distribution network to leverage marketing of the acquired products and the extension of the group's portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The net book value at 30 June 2024 was $1,800 million (2023 – $1,800 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.

The key assumptions used for the value in use calculations are as follows:

Cash flows

Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:

- Cash flows are projected based on the actual operating results and a three-year strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management's best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information;
- The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo's sales, marketing and distribution expertise. These cash flows beyond the five-year period are projected using steady or progressively declining growth rates;
- Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

Discount rates

The discount rates used are the weighted average cost of capital which reflect the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2024		2023	
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America – United States	**9**	**2**	9	2
Europe				
United Kingdom	**9**	**2**	9	2
Türkiye	**27**	**14**	28	16
Asia Pacific				
India	**12**	**3**	14	4
Greater China	**10**	**2**	11	2
Latin America and Caribbean				
Mexico	**13**	**3**	13	3

In the year ended 30 June 2024, a reversal of an impairment charge of $379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of $284 million of which $104 million was attributable to the non-controlling interest. The reversal is driven by a decrease in the pre-tax discount rate and an increase in the forecast cash flow assumptions for the brand primarily due to the continuation and acceleration of premiumisation driving sales growth in the baijiu category in China, the principal market of the brand. The net book value of the brand is $689 million that is recoverable based on its value in use.

In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items. The charge is mainly driven by the flavoured gin category slowdown in Great Britain. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.

In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecast cash flow assumptions due to the reprioritisation of the portfolio and the more challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is $49 million in respect of these US brands.

In the year ended 30 June 2023, an impairment charge of $517 million in respect of the McDowell's brand and $29 million in respect of the Director's Special brand were recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $137 million.

In the year ended 30 June 2023, an additional impairment charge of $67 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The brand impairment reduced the deferred tax liability by $17 million.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2024 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2024 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU $ million	Headroom $ million	8pps decrease in annual growth rate in forecast period 2025-2030 $ million
Aviation American Gin	268	69	(108)

10. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 40 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

	Land and buildings $ million	Plant and equipment $ million	Fixtures and fittings $ million	Returnable bottles and crates $ million	Under construction $ million	Total $ million
Cost						
At 30 June 2022 (re-presented)	3,210	6,365	150	656	1,053	11,434
Hyperinflation adjustment	6	13	1	–	5	25
Exchange differences	(66)	(138)	–	(39)	30	(213)
Acquisitions	9	16	–	3	–	28
Sale of businesses	(42)	(180)	(5)	(66)	(4)	(297)
Additions	133	257	16	60	998	1,464
Disposals	(78)	(170)	(15)	(126)	(2)	(391)
Transfers	175	286	15	33	(509)	–
Reclassification from assets held for sale	3	–	2	–	–	5
At 30 June 2023 (re-presented)	**3,350**	**6,449**	**164**	**521**	**1,571**	**12,055**
Hyperinflation adjustment	**48**	**70**	**2**	**12**	**16**	**148**
Exchange differences	**(74)**	**(123)**	**(3)**	**(24)**	**(50)**	**(274)**
Sale of businesses	**(1)**	**(14)**	**(3)**	**–**	**–**	**(18)**
Additions	**207**	**383**	**15**	**30**	**911**	**1,546**
Disposals	**(57)**	**(189)**	**(9)**	**(19)**	**(9)**	**(283)**
Transfers	**169**	**679**	**11**	**13**	**(872)**	**–**
Reclassification to assets held for sale	**(25)**	**(97)**	**–**	**(19)**	**(4)**	**(145)**
At 30 June 2024	**3,617**	**7,158**	**177**	**514**	**1,563**	**13,029**
Depreciation						
At 30 June 2022 (re-presented)	907	2,921	94	436	–	4,358
Exchange differences	(8)	(95)	–	(22)	–	(125)
Depreciation charge for the year	150	323	16	40	–	529
Exceptional accelerated depreciation and impairment	38	49	–	–	–	87
Sale of businesses	(26)	(96)	(2)	(41)	–	(165)
Disposals	(75)	(156)	(13)	(124)	–	(368)
Reclassification from assets held for sale	–	–	1	–	–	1
At 30 June 2023 (re-presented)	**986**	**2,946**	**96**	**289**	**–**	**4,317**
Exchange differences	**(20)**	**(69)**	**(3)**	**(15)**	**–**	**(107)**
Depreciation charge for the year	**175**	**365**	**23**	**37**	**–**	**600**
Exceptional accelerated depreciation and impairment	**9**	**36**	**1**	**–**	**–**	**46**
Sale of businesses	**(1)**	**(13)**	**(3)**	**–**	**–**	**(17)**
Disposals	**(43)**	**(156)**	**(9)**	**(20)**	**–**	**(228)**
Reclassification to assets held for sale	**(8)**	**(72)**	**–**	**(11)**	**–**	**(91)**
At 30 June 2024	**1,098**	**3,037**	**105**	**280**	**–**	**4,520**
Carrying amount						
At 30 June 2024	**2,519**	**4,121**	**72**	**234**	**1,563**	**8,509**
At 30 June 2023 (re-presented)	2,364	3,503	68	232	1,571	7,738
At 30 June 2022 (re-presented)	2,303	3,444	56	220	1,053	7,076

The net book value of land and buildings comprises freeholds of $1,970 million (2023 – $1,870 million), long leaseholds of $3 million (2023 – $3 million) and short leaseholds of $546 million (2023 – $491 million). Depreciation was not charged on $182 million (2023 – $177 million) of land.

Property, plant and equipment is net of a government grant of $185 million (2023 – $185 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

11. Biological assets

Accounting policies

Biological assets held by the group consist of agave (Agave Azul Tequilana Weber) plants. The harvested plants are used during the production of tequila. The maturity cycle of agave ranges between six and eight years; based on this, biological assets are classified as mature and immature. Mature biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period based on the present value of future cash flows discounted at an appropriate rate for Mexico (income approach as per IFRS 13). Immature biological assets are plants that have not reached the point of maturity because their sugar content yield and weight is not enough to be harvested and there is no active market for such plants; consequently the Company accounts for these assets by applying fair valuation using the cost approach (replacement cost).

Changes in biological assets were as follows:

	Biological assets $ million
Fair value	
At 30 June 2022 (re-presented)	114
Exchange differences	27
Transferred to inventories	(10)
Fair value change	–
Farming cost capitalised	66
At 30 June 2023 (re-presented)	**197**
Exchange differences	**(13)**
Transferred to inventories	**(23)**
Fair value change	**(17)**
Farming cost capitalised	**55**
At 30 June 2024	**199**

At 30 June 2024, the number of agave plants was approximately 32 million (2023 – 37 million), ranging from new plantations up to eight year-old plants.

12. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets and depreciated on a straight-line basis with the charge recognised in cost of sales or in other operating items depending on the nature of the costs. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.

The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short-term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

(a) Movement in right-of-use assets

The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings $ million	Plant and equipment $ million	Total $ million
At 30 June 2022 (re-presented)	426	257	683
Exchange differences	13	(18)	(5)
Additions	53	45	98
Reclassification from assets held for sale	2	1	3
Derecognition due to disposal of business	(1)	(1)	(2)
Depreciation	(67)	(47)	(114)
At 30 June 2023 (re-presented)	**426**	**237**	**663**
Exchange differences	**(6)**	**(3)**	**(9)**
Additions	**106**	**60**	**166**
Disposal	**(11)**	**(2)**	**(13)**
Depreciation	**(71)**	**(50)**	**(121)**
At 30 June 2024	**444**	**242**	**686**

(b) Lease liabilities

	2024 $ million	2023 re-presented $ million
Current lease liabilities	**(95)**	(94)
Non-current lease liabilities	**(509)**	(470)
	(604)	(564)

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at $262 million (2023 – $329 million).

(c) Amounts recognised in the consolidated income statement

In the year ended 30 June 2024, other external charges (within other operating items) included $70 million (2023 – $69 million) in respect of leases of low value assets and short-term leases and $8 million (2023 – $5 million) in respect of variable lease payments. Refer to note 5 for further information relating to the interest expense on lease liabilities.

The total cash outflow for leases in the year ended 30 June 2024 was $209 million (2023 – $209 million).

13. Other investments

Accounting policies

Other investments are equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case-by-case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans $ million	Other investments $ million	Total $ million
Cost less allowances or fair value			
At 30 June 2022 (re-presented)	21	24	45
Additions	23	11	34
Repayments and disposals	(3)	–	(3)
Fair value adjustment	–	(5)	(5)
Capitalised interest	2	–	2
Impairment charged during the year	–	(2)	(2)
At 30 June 2023 (re-presented)	**43**	**28**	**71**
Additions	**18**	**9**	**27**
Repayments and disposals	**(17)**	**–**	**(17)**
Fair value adjustment	**–**	**(3)**	**(3)**
Capitalised interest	**5**	**–**	**5**
Impairment reversed/(charged) during the year	**14**	**(3)**	**11**
At 30 June 2024	**63**	**31**	**94**

At 30 June 2024, loans comprise $6 million (2023 – $7 million; 2022 – $7 million) of loans to customers and other third parties, after allowances of $138 million (2023 – $152 million; 2022 – $156 million), and $57 million (2023 – $36 million; 2022 – $14 million) of loans to associates.

14. Post-employment benefits

Accounting policies

The group's principal post-employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post-employment medical benefit liabilities and other unfunded defined benefit post-employment liabilities. For post-employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans' assets and the present value of the plans' liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions.

Diageo determines the assumptions on a country-by-country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.

Where there is an accounting surplus on a defined benefit plan, management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.

(a) Post-employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Diageo's most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post-employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees' length of service and salary. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs.

The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom[1]	1 April 2021
Ireland[2]	31 December 2021
United States	1 January 2023

(1) The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between November 2005 and January 2018, were eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan) which was merged into the DPS in July 2023. Since January 2018, new employees have been eligible to become

members of a master trust defined contribution plan. The latest valuation as at 1 April 2024 is currently underway and will be finalised during the course of the next financial year.

(2) The Guinness Ireland Group Pension Scheme (GIGPS, the Irish scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plan.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans' beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme, Diageo Ireland makes three nominations and appoints three further candidates nominated by representative groupings.

The amounts charged to the consolidated income statement and statement of comprehensive income for the group's defined benefit plans for the three years ended 30 June 2024 are as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Current service cost and administrative expenses	**(82)**	(91)	(142)
Past service gains/(losses) – ordinary activities	**3**	(1)	46
Gains on curtailments and settlements	**–**	2	44
Charge to operating profit	**(79)**	(90)	(52)
Net finance income in respect of post-employment plans	**37**	53	13
Charge before taxation[1]	**(42)**	(37)	(39)
Actual returns less amounts included in finance income	**(168)**	(1,722)	(1,904)
Experience gains/(losses)	**24**	(273)	(46)
Changes in financial assumptions	**20**	1,150	2,837
Changes in demographic assumptions	**43**	65	(53)
Other comprehensive (loss)/income	**(81)**	(780)	834
Changes in the surplus restriction	**5**	9	(15)
Total other comprehensive (loss)/ income	**(76)**	(771)	819

(i) The year ended 30 June 2022 includes settlement gains of $36 million in respect of the Enhanced Transfer Values (ETV) exercise carried out in the Irish Schemes and past service gains of $37 million as a result of the changes of the benefits in the Irish Scheme.

(1) The (charge)/income before taxation is in respect of the following countries:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
United Kingdom	**5**	19	(37)
Ireland	**3**	1	61
United States	**(35)**	(38)	(42)
Other	**(15)**	(19)	(21)
	(42)	(37)	(39)

In addition to the charge in respect of defined benefit post-employment plans, contributions to the group's defined contribution plans were $62 million (2023 – $53 million; 2022 – $44 million).

The movements in the plan assets and liabilities for the two years ended 30 June 2024 are set out below:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2022 (re-presented)	10,163	(8,753)	1,410
Exchange differences	267	(238)	29
Disposals	–	5	5
Income/(charge) before taxation	357	(394)	(37)
Other comprehensive (loss)/income[1]	(1,722)	942	(780)
Contributions by the group	121	–	121
Employee contributions	5	(5)	–
Benefits paid	(567)	567	–
At 30 June 2023 (re-presented)	**8,624**	**(7,876)**	**748**
Exchange differences	**(5)**	**4**	**(1)**
Income/(charge) before taxation	**383**	**(425)**	**(42)**
Other comprehensive (loss)/income[1]	**(168)**	**87**	**(81)**
Contributions by the group	**97**	**–**	**97**
Settlements	**(43)**	**43**	**–**
Employee contributions	**2**	**(2)**	**–**
Benefits paid	**(473)**	**473**	**–**
At 30 June 2024	**8,417**	**(7,696)**	**721**

(1) Excludes surplus restriction.

The plan assets and liabilities by type of post-employment benefit and country are as follows:

	2024		2023 (re-presented)	
	Plan assets $ million	Plan liabilities $ million	Plan assets $ million	Plan liabilities $ million
Pensions				
United Kingdom	**5,654**	**(5,028)**	5,771	(5,094)
Ireland	**1,954**	**(1,595)**	1,999	(1,650)
United States	**569**	**(534)**	555	(516)
Other	**216**	**(241)**	227	(244)
Post-employment medical	**3**	**(266)**	3	(288)
Other post-employment	**21**	**(32)**	69	(84)
	8,417	**(7,696)**	8,624	(7,876)

The balance sheet analysis of the post-employment plans is as follows:

	2024		2023 (re-presented)	
	Non-current assets[1] $ million	Non-current liabilities $ million	Non-current assets[1] $ million	Non-current liabilities $ million
Funded plans	**1,146**	**(152)**	1,210	(167)
Unfunded plans	**–**	**(277)**	–	(304)
	1,146	**(429)**	1,210	(471)

(1) Includes surplus restriction of $4 million (2023 – $9 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2024, the DPS had a net surplus of $689 million (2023 – $742 million; 2022 – $1,421 million) and the GIGPS had a net surplus of $332 million (2023 – $328 million; 2022 – $267 million) and other schemes in a surplus totalled $125 million (2023 – $140 million; 2022 – $191 million). The DPS and GIGPS surpluses have been recognised, with no provision made against them, as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member's obligations have been met.

(b) Principal risks and assumptions

The material post-employment plans are not exposed to any unusual, entity-specific or scheme-specific risks but there are general risks:

Inflation – The majority of the plans' obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.

Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post-employment plans.

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans' liabilities.

Asset returns – Assets held by the pension plans are invested in a diversified portfolio including equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post-employment plans which in addition will also impact the post-employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group's deficit/surplus in the main post-employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States[1]		
	2024 %	2023 %	2022 %	2024 %	2023 %	2022 %	2024 %	2023 %	2022 %
Rate of general increase in salaries[2]	**3.6**	3.7	3.6	**3.7**	3.9	3.8	**–**	–	–
Rate of increase to pensions in payment	**2.8**	2.9	2.9	**2.2**	2.3	2.2	**–**	–	–
Rate of increase to deferred pensions	**2.6**	2.7	2.6	**2.2**	2.4	2.3	**–**	–	–
Discount rate for plan liabilities	**5.1**	5.2	3.8	**3.6**	3.6	3.2	**5.3**	4.9	4.4
Inflation – CPI	**2.6**	2.7	2.6	**2.3**	2.5	2.4	**2.3**	2.2	2.3
Inflation – RPI	**3.1**	3.2	3.1	**–**	–	–	**–**	–	–

(1) The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members' pension entitlement is dependent on a member's projected final salary.

(2) The salary increase assumptions include an allowance for age-related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom[1]			Ireland[2]			United States		
	2024 Age	2023 Age	2022 Age	2024 Age	2023 Age	2022 Age	2024 Age	2023 Age	2022 Age
Retiring currently at age 65									
Male	**86.8**	86.8	87.1	**87.2**	87.2	87.7	**85.7**	85.6	85.5
Female	**88.4**	88.4	88.7	**89.7**	89.6	90.0	**87.4**	87.2	87.2
Currently aged 45, retiring at age 65									
Male	**88.1**	88.1	88.5	**88.8**	88.8	89.3	**87.2**	87.1	87.0
Female	**90.5**	90.4	90.7	**91.4**	91.3	91.7	**88.9**	88.7	88.6

(1) Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.

(2) Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.

For the significant assumptions, the following sensitivity analysis estimates the potential impacts on the consolidated income statement for the year ending 30 June 2025 and on the plan liabilities at 30 June 2024:

	United Kingdom			Ireland			United States		
Benefit/(cost)	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million
Effect of 0.5% increase in discount rate	2	16	**307**	1	6	**101**	2	2	**27**
Effect of 0.5% decrease in discount rate	(2)	(16)	**(339)**	(1)	(5)	**(112)**	(2)	(2)	**(30)**
Effect of 0.5% increase in inflation	(2)	(9)	**(201)**	–	(2)	**(62)**	(1)	(1)	**(10)**
Effect of 0.5% decrease in inflation	2	9	**200**	–	3	**73**	1	1	**9**
Effect of one year increase in life expectancy	–	(6)	**(162)**	–	(2)	**(67)**	–	(1)	**(17)**

(1) The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.

(i) The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy

The investment strategy for the group's funded post-employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and it takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds in order to provide protection against adverse movements in the liabilities of the plans. This includes corporate bonds and bonds held under sale and repurchase agreements (repos) whereby the bond is provided as security for bank funding to enable the acquisition of additional bonds to increase the level of protection provided. Repos are fully collateralised short-term agreements (typically up to 12 months in duration) and are a well-recognised investment practice as part of a risk management programme against interest rates or inflation risks. Under the UK Scheme, a significant amount of the repos are less than 3 months in duration. At 30 June 2024, approximately 95% and 100% (2023 – 97% and 98%) of the UK Scheme's liabilities measured on the Trustee's funding basis (gilts+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps. At 30 June 2024, approximately 90% and 112% (2023 – 92% and 112%) of the Irish plans' liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps.

The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

An analysis of the fair value of the plan assets is as follows:

	2024								
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	1	1,121	–	330	80	129	81	1,580	1,661
Bonds									
Fixed-interest government	943	25	–	60	62	10	1,005	95	1,100
Inflation-linked government	2,112	495	–	111	–	2	2,112	608	2,720
Investment grade corporate	–	503	–	623	21	311	21	1,437	1,458
Non-investment grade	4	448	5	346	–	146	9	940	949
Loan securities	–	421	–	107	–	–	–	528	528
Liability Driven Investment (LDI)	–	–	–	124	–	–	–	124	124
Property - unquoted	–	551	–	54	–	1	–	606	606
Hedge funds	–	–	–	–	–	6	–	6	6
Interest rate and inflation swaps	–	(1,126)	36	65	–	–	36	(1,061)	(1,025)
Cash and other	20	136	28	65	–	41	48	242	290
Total bid value of assets	3,080	2,574	69	1,885	163	646	3,312	5,105	8,417

	2023 (re-presented)								
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	15	1,155	–	365	81	125	96	1,645	1,741
Bonds									
Fixed-interest government	739	189	–	8	60	10	799	207	1,006
Inflation-linked government	1,286	1,393	–	121	2	2	1,288	1,516	2,804
Investment grade corporate	–	37	–	413	26	285	26	735	761
Non-investment grade	27	364	7	234	2	168	36	766	802
Loan securities	17	664	–	106	–	–	17	770	787
Liability Driven Investment (LDI)	–	–	–	102	–	–	–	102	102
Property - unquoted	36	582	–	79	–	1	36	662	698
Hedge funds	–	–	–	15	–	6	–	21	21
Interest rate and inflation swaps	–	(1,224)	129	(22)	–	–	129	(1,246)	(1,117)
Cash and other	128	363	6	436	–	86	134	885	1,019
Total bid value of assets	2,248	3,523	142	1,857	171	683	2,561	6,063	8,624

(i) The analyses of the fair value of plan assets has been amended to reflect the underlying asset categories of repurchase agreements. The presentation of fair value of the plan assets for the year ended 30 June 2023 has been aligned with the presentation provided for the year ended 30 June 2024.
(ii) The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.
(iii) For the year ended 30 June 2024 the analyses of asset categories above includes $1,626 million (2023 - $2,213 million) in the United Kingdom, $1,060 million (2023 - $1,065 million) in Ireland and $572 million (2023 - $558 million) in the United States held in unquoted pooled investment vehicles.

Total cash contributions by the group to all post-employment plans in the year ending 30 June 2025 are estimated to be approximately $55 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011, the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2024 held inventory with a book value of $648 million (2023 – $923 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June 2024 and 30 June 2023.

In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million ($542 million) in cash, to purchase the UK Scheme's interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.

Irish plans

The 31 December 2021 triennial actuarial valuation of the Guinness Ireland Group Pension Scheme was completed during the year ended 30 June 2023 showing the Scheme is fully funded on the Trustee's ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the years ended 30 June 2024 and 30 June 2023. The company has agreed with the Trustee on conditional contributions if there is a deficit in the Scheme on any of the next three valuation dates. These conditional contributions shall be payable over the 3 years following the valuation and the aggregate payment will be equal to the ongoing deficit disclosed, subject to the caps set out below:

	Valuation date					
	31 December 2024		31 December 2027		31 December 2030	
	€ million	$ million	€ million	$ million	€ million	$ million
Maximum conditional contribution	35	33	39	36	39	36

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States	
	2024 $ million	2023 re-presented $ million	2024 $ million	2023 re-presented $ million	2024 $ million	2023 re-presented $ million
Maturity analysis of benefits expected to be paid						
Within one year	311	382	88	92	64	72
Between 1 to 5 years	1,225	1,373	441	462	216	219
Between 6 to 15 years	3,123	3,073	870	916	456	417
Between 16 to 25 years	2,948	2,827	748	813	297	260
Beyond 25 years	3,378	3,357	816	941	230	236
Total	10,985	11,012	2,963	3,224	1,263	1,204
	years	years	years	years	years	years
Average duration of the defined benefit obligation	14	14	14	14	9	9

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 21.

15. Working capital

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. All maturing inventories and raw materials are classified as current assets, as they are expected to be realised in the normal operating cycle which can be a period of several years.

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised cost less any allowance for discounts and doubtful debts. Trade receivables arise from contracts with customers, and are recognised when performance obligations are satisfied, and the consideration due is unconditional as only the passage of time is required before the payment is received. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent considerations recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. This assessment considers the commercial purpose of the facility, whether payment terms are similar to customary payment terms, whether the group is legally discharged from its obligation towards suppliers before the end of the original payment term, and the group's involvement in agreeing terms between banks and suppliers.

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(a) Inventories

	2024 $ million	2023 re-presented $ million
Raw materials and consumables	639	684
Work in progress	118	166
Maturing inventories	7,832	7,300
Finished goods and goods for resale	1,131	1,503
	9,720	9,653

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories can be utilised after more than one year:

	2024 $ million	2023 re-presented $ million
Raw materials and consumables	19	29
Maturing inventories	5,885	5,119
	5,904	5,148

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Balance at beginning of the year	128	113	133
Exchange differences	(3)	(27)	(8)
Income statement charge	51	66	8
Utilised	(47)	(23)	(18)
Sale of businesses	(5)	(1)	(2)
	124	128	113

(b) Trade and other receivables

	2024		2023 (re-presented)	
	Current assets $ million	Non-current assets $ million	Current assets $ million	Non-current assets $ million
Trade receivables	2,674	–	2,534	–
Interest receivable	31	–	15	–
VAT recoverable and other prepaid taxes	227	17	342	19
Other receivables	240	14	205	16
Prepayments	274	7	288	4
Accrued income	41	–	43	–
	3,487	38	3,427	39

At 30 June 2024, approximately 21%, 16% and 9% of the group's trade receivables of $2,674 million are due from counterparties based in the United States, India and United Kingdom, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2024 $ million	2023 re-presented $ million
Not overdue	2,490	2,479
Overdue 1 - 30 days	43	32
Overdue 31 - 60 days	31	8
Overdue 61 - 90 days	27	4
Overdue 91 - 180 days	71	7
Overdue more than 180 days	12	4
	2,674	2,534

Increase in overdue balances in the year ended 30 June 2024 was driven by receivables against institutional customers with low credit risk in certain countries.

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Balance at beginning of the year	112	143	154
Exchange differences	(3)	(10)	(12)
Income statement (release)/charge	8	(4)	28
Written off	(22)	(17)	(27)
	95	112	143

(c) Trade and other payables

	2024		2023 (re-presented)	
	Current liabilities $ million	Non-current liabilities $ million	Current liabilities $ million	Non-current liabilities $ million
Trade payables	3,071	–	3,351	–
Interest payable	358	–	299	–
Tax and social security excluding income tax	724	–	796	–
Other payables	499	304	544	463
Accruals	1,564	–	1,549	–
Deferred income	84	–	92	–
Dividend payable	31	–	29	–
Dividend payable to non-controlling interests	23	–	18	–
	6,354	304	6,678	463

Interest payable at 30 June 2024 includes interest on non-derivative financial instruments of $291 million (2023 - $274 million). Accruals at 30 June 2024 include $764 million (2023 - $707 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is $92 million (2023 - $109 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of $231 million (2023 - $369 million). For further information on contingent consideration, please refer to note 16 (g).

Together with the group's partner banks, supply chain financing (SCF) facilities are provided to suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. Payment terms continue to be agreed directly between the group and suppliers, independently from the availability of SCF facilities. Liabilities are settled in accordance with the original due date of invoices. The group does not incur any fees or receive any rebates where the suppliers choose to utilise these facilities. The group has determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets. At 30 June 2024, the amount that has been subject to SCF and accounted for as trade payables was $847 million (2023 - $916 million).

(d) Provisions

	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2023 (re-presented)	212	244	456
Exchange differences	–	(3)	(3)
Provisions charged during the year	–	61	61
Provisions utilised during the year	(17)	(103)	(120)
Transfers from other payables	–	(5)	(5)
Unwinding of discounts	6	2	8
At 30 June 2024	201	196	397
Current liabilities	17	80	97
Non-current liabilities	184	116	300
	201	196	397

Provisions have been established in respect of the discounted value of the group's commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

The largest item in other provisions at 30 June 2024 is $54 million (2023 - $64 million) in respect of deferred employee compensation plans which will be utilised when employees leave the group.

Risk management and capital structure

Introduction

This section sets out the policies and procedures applied to manage the group's capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

16. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income.

The accounting policies for other investments and loans are described in note 13, for trade and other receivables and payables in note 15 and for cash and cash equivalents in note 17.

Financial assets and liabilities at fair value through income statement include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship when the amortised cost of the financial liabilities are adjusted with the fair value change attributable to the risk being hedged from the inception of the hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), commodity price risk of highly probable forecast transactions, as well as the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). Derivative instruments designated in hedge relationship are included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include critical terms, regression analysis and hypothetical derivative models.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity or interest exposure affects the income statement. When a hedge relationship no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity is either transferred to the income statement or amortised over its remaining life using the effective interest rate method.

Net investment hedges utilise either foreign currency borrowings or derivatives as hedging instruments. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency derivative contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Cost of hedging model is applied in case of cross-currency interest rate swaps in net investment hedges. The fair value changes attributable to the spot component of the hedging instruments are designated to offset foreign exchange differences of net investments and therefore taken to net investment hedge reserve. The fair value changes attributable to the forward component of the hedging instruments (including currency basis) is taken to the cost of hedging reserve and amortised to the consolidated income statement.

The group's funding, liquidity and exposure to foreign currency, interest rate risks and commodity price risk are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and reviewed by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2024 and 30 June 2023, gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

The Finance Committee receives a quarterly report on the key activities of the treasury department, however any exposures which differ from the defined benchmarks are reported as they arise.

(a) Currency risk

The group presents its consolidated financial statements in US dollar and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which affects the group's transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk, the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis.

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the US dollar value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2024, the group maintained the total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2024, foreign currency borrowings (euro, sterling) and financial derivatives (Chinese yuan, euro, sterling) designated in net investment hedge relationships amounted to $3,198 million derivatives and $8,109 million bonds (2023 – $806 million derivatives and $12,584 million bonds).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group's policy is to hedge forecast transactional foreign currency risk on major currency pair exposures up to 24 months, targeting 75% coverage for the current financial year, and on other currency exposures up to 18 months. The group's exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group's net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2024 the group's policy was to maintain fixed rate borrowings within a band of 40% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group's existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

The interest rate profile of the group's net borrowings is as follows:

	2024		2023	
	$ million	**%**	re-presented $ million	%
Fixed rate	**16,174**	**77**	15,071	77
Floating rate[(1)]	**4,384**	**21**	4,064	21
Impact of financial derivatives and fair value adjustments	**(145)**	**(1)**	(117)	(1)
Lease liabilities	**604**	**3**	564	3
Net borrowings	**21,017**	**100**	19,582	100

(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate		
2024 $ million	2023 re-presented $ million	2022 re-presented $ million	**2024 %**	2023 %	2022 %
21,034	18,362	16,883	**4.3**	3.9	2.7

(i) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arising from commodity exposures below 75 bps of forecast gross profit in any given financial year. Where derivative contracts are used, the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in US dollar against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post-employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

Comparative figures to currency risk sensitivity are not disclosed in fiscal 24. Due to the functional currency change of the parent company that is applied prospectively from 1 July 2023 (see note 1), it would not be practicable to compare the re-presented results of the data prior to the functional currency change with the results of the sensitivity analysis for fiscal 24.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)[(1) (2)]	
	2024 $ million	2023 re-presented $ million	**2024 $ million**	2023 re-presented $ million
0.5% decrease in interest rates	**22**	19	**43**	43
0.5% increase in interest rates	**(22)**	(19)	**(42)**	(41)
10% weakening of US dollar[(3)]	**(39)**	–	**(974)**	–
10% strengthening of US dollar[(3)]	**33**	–	**813**	–

(1) The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(2) The impact on the consolidated statement of comprehensive income includes the impact on the income statement.
(3) In the year ended 30 June 2023, the impact of a 10% strengthening or weakening in sterling was £36 million gain and £45 million loss on the consolidated income statement and £1,093 million gain and £1,336 million loss on the other comprehensive income.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets of $5,221 million (2023 – $5,849 million) represents the group's exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

Credit risk is managed separately for financial and business related credit exposures.

According to the enforceable master netting agreements with counterparties, in the event of default, derivative financial instruments with the same counterparty can be net settled. The table below shows the Group's financial assets and liabilities that could be subject to offset in the balance sheet and the impact of a trigger for the enforcement of the master netting agreement after applying any existing collaterals.

	Gross amount $ million	Right of asset offset $ million	Right of liability offset $ million	Net amount $ million
2024				
Derivative financial assets	**483**	**(184)**	**(139)**	**160**
Derivative financial liabilities	**(486)**	**184**	**139**	**(163)**
2023				
Derivative financial assets	729	(294)	(161)	274
Derivative financial liabilities	(556)	294	161	(101)

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to investment grade banks and financial institutions, and policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency, interest rate and commodity price risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties' credit quality reflecting market credit conditions.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2024, the collateral held under these agreements amounted to $(14) million (2023 – $(19) million).

Business related credit risk

Exposures from loans, trade and other receivables are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers that are internationally dispersed.

(f) Liquidity risk

Liquidity risk is the risk of Diageo encountering difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group's policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group's financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year $ million	Due between 1 and 3 years $ million	Due between 3 and 5 years $ million	Due after 5 years $ million	Total $ million	Carrying amount at balance sheet date $ million
2024						
Borrowings[(1)]	**(2,902)**	**(4,991)**	**(4,259)**	**(9,812)**	**(21,964)**	**(21,501)**
Interest on borrowings[(1)(2)]	**(791)**	**(1,043)**	**(789)**	**(1,866)**	**(4,489)**	**(291)**
Lease capital repayments	**(95)**	**(148)**	**(95)**	**(266)**	**(604)**	**(604)**
Lease future interest payments	**(19)**	**(30)**	**(22)**	**(44)**	**(115)**	**–**
Trade and other financial liabilities[(3)]	**(5,316)**	**(280)**	**(217)**	**(5)**	**(5,818)**	**(5,619)**
Non-derivative financial liabilities	**(9,123)**	**(6,492)**	**(5,382)**	**(11,993)**	**(32,990)**	**(28,015)**
Cross currency swaps (gross)						
Receivable	**128**	**549**	**1,249**	**3,666**	**5,592**	
Payable	**(126)**	**(549)**	**(1,303)**	**(3,341)**	**(5,319)**	
Other derivative instruments (net)	**(39)**	**(139)**	**(76)**	**(33)**	**(287)**	
Derivative instruments[(2)]	**(37)**	**(139)**	**(130)**	**292**	**(14)**	**(23)**
2023 (re-presented)						
Borrowings[(1)]	(2,152)	(4,553)	(3,754)	(10,903)	(21,362)	(20,791)
Interest on borrowings[(1)(2)]	(681)	(945)	(784)	(1,894)	(4,304)	(274)
Lease capital repayments	(94)	(131)	(86)	(253)	(564)	(564)
Lease future interest payments	(23)	(35)	(25)	(48)	(131)	–
Trade and other financial liabilities[(3)]	(5,565)	(291)	(154)	(121)	(6,131)	(6,025)
Non-derivative financial liabilities	(8,515)	(5,955)	(4,803)	(13,219)	(32,492)	(27,654)
Cross currency swaps (gross)						
Receivable	55	109	109	1,690	1,963	
Payable	(35)	(70)	(70)	(1,172)	(1,347)	
Other derivative instruments (net)	24	(111)	(99)	(68)	(254)	
Derivative instruments[(2)]	44	(72)	(60)	450	362	168

(1) For the purposes of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2) Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 15.
(3) Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

The group had available undrawn committed bank facilities as follows:

	2024 $ million	2023 re-presented $ million
Expiring within one year	**625**	125
Expiring between one and two years	**1,040**	625
Expiring after two years	**1,585**	2,625
	3,250	3,375

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

There are no financial covenants on the group's material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout each of the years presented.

(g) Fair value measurements

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2024, an amount of $198 million (30 June 2023 – $274 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not

observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2024, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is not sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2026, the fair value of the liability would not change.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to $273 million, which are expected to be paid over the next six years. Contingent considerations linked to certain volume targets at 30 June 2024 were $153 million (2023 – $279 million), mainly in respect of the acquisition of Aviation American Gin and 21Seeds. Contingent considerations linked to certain financial performance targets at 30 June 2024 were $92 million (2023 – $112 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or 20% decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately $25 million and $70 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2024.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	2024 $ million	2023 re-presented $ million
Derivative assets	497	748
Derivative liabilities	(486)	(556)
Valuation techniques based on observable market input (Level 2)	**11**	**192**
Financial assets - other	333	249
Financial liabilities - other	(443)	(665)
Valuation techniques based on unobservable market input (Level 3)	**(110)**	**(416)**

In the year ended 30 June 2024 and 30 June 2023, the increase in financial assets - other of $84 million (2023 – the increase in financial asset - other of $24 million) is principally in respect of acquisitions. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.

The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability 2024 $ million	Contingent consideration recognised on acquisition of businesses 2024 $ million	Zacapa financial liability 2023 re-presented $ million	Contingent consideration recognised on acquisition of businesses 2023 re-presented $ million
At the beginning of the year	(274)	(391)	(261)	(449)
Net gains/(losses) included in the income statement	–	145	(10)	145
Net losses included in exchange in other comprehensive income	–	–	–	(4)
Net gains/(losses) included in retained earnings	73	–	(19)	–
Acquisitions	–	–	–	(92)
Settlement of liabilities	3	1	16	9
At the end of the year	**(198)**	**(245)**	**(274)**	**(391)**

(h) Results of hedge relationships

The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from change in hedged balance sheet positions, group net investment positions, or subsequent change in the forecast transactions as a result of differences in timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. Where applicable, the change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

Further to the foreign currency borrowings in net investment hedge relationships disclosed in note 16 (a), the notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts $ million	Maturity	Range of hedged rates[1]
2024			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	3,198	September 2024 - April 2043	sterling 0.53 - 0.78 euro 0.91 - 0.93 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	8,109	September 2024 - June 2038	sterling 0.76 - 0.82 euro 0.89 - 0.94
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	2,747	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)	1,855	September 2024 - December 2025	sterling 0.78 - 0.94 euro 0.87 - 0.93 Mexican peso 17.73 - 20.57
Derivatives in cash flow hedge (commodity price risk)	207	July 2024 - September 2025	Feed Wheat: 177.50 - 206.00 USD/Bu Natural Gas: 0.86 - 1.40 USD/therm
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)	4,044	April 2025 - April 2030	EURIBOR 0.63 - 1.88% SOFR 1.38 - 3.09%

(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract's hedged rates are presented.

The below re-presented disclosures of the fiscal 23 sterling reporting currency group and the quoted rates are applicable to the risk exposures observed by the group at the date of 30 June 2023. Accordingly, nominal amounts have been re-presented in US dollar, without adjustments to rates achieved on hedges of exposures observed at the time. The change in functional currency at 1 July 2023 has fundamentally changed the group foreign currency exposures. This exposure set change resulted in a realignment of the group's financial risk management hedge portfolio, but no change in overall risk management strategy.

	Notional amounts re-presented $ million	Maturity	Range of hedged rates[1]
2023 (re-presented)			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	803	July 2023	US dollar 1.27
Foreign currency borrowings in net investment hedges	12,584	September 2023 - March 2032	euro 1.07 - 1.37
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	1,100	September 2036 - April 2043	US dollar 1.60 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	2,185	September 2023 - December 2024	US dollar 1.05 - 1.33, Mexican peso 14.76 - 18.38
Derivatives in cash flow hedge (commodity price risk)	273	July 2023 - September 2024	Feed Wheat: 183.75 - 240.00 USD/Bu LME Aluminium: 2,248 - 3,399 USD/Mt
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)	5,038	September 2023 - April 2030	EURIBOR(0.01) - 1.88% SOFR 2.38 - 2.39% USDLIBOR 1.38 - 3.09%

(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract's hedged rates are presented.

For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2028, 2032 and 2034. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

In respect of cash flow hedging instruments, a gain of $13 million (2023 – $297 million gain; 2022 – $163 million gain) was recognised in other comprehensive income due to changes in fair value. A gain of $266 million was transferred out of other comprehensive income to other operating expenses and a loss of $152 million to other finance charges, respectively, (2023 – a gain of $16 million and a loss of $65 million; 2022 – a loss of $57 million and a gain of $319 million) to offset the foreign exchange impact on the underlying transactions. A loss of $9 million (2023 – $39 million gain, 2022 – $61 million gain) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. The notional amount of hedged items recognised in the consolidated balance sheet in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2024 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2024 was $2,747 million (2023 – $1,100 million).

In respect of derivatives in net investment hedges, a gain of $12 million was recognised in other comprehensive income due to changes in fair value. A gain of $27 million was transferred out of other comprehensive income to other finance charges.

For cash flow hedges of forecast transactions at 30 June 2024, based on year end interest and exchange rates, a gain to the income statement of $28 million in the year ending 30 June 2025 and a loss of $9 million in the year ending 30 June 2026 is expected to be recognised.

In respect of hedges of foreign currency borrowings that are no longer applicable at 30 June 2024, a loss of $24 million (2023 – a loss of $22 million) was reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the years ended 30 June 2024 and 2023.

Out of the total exchange reserve $2,488 million (2023 - $2,418 million) is attributable to net investment hedges.
The $4,044 million (2023 – $5,038 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2024 and the carrying amount of hedged items are included within borrowings in the consolidated balance sheet.

The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year $ million	Consolidated income statement $ million	Consolidated statement of comprehensive income $ million	Other[2] $ million	At the end of the year $ million
2024					
Net investment hedges[1]					
Derivatives in net investment hedges of foreign operations	–	22	(66)	411	367
Foreign currency borrowings in net investment hedges	(12,584)	–	(82)	4,557	(8,109)
Cash flow hedges[1]					
Derivatives in cash flow hedge (foreign currency debt)	438	(152)	94	(412)	(32)
Derivatives in cash flow hedge (foreign currency risk)	232	203	(205)	(203)	27
Derivatives in cash flow hedge (commodity price risk)	(32)	(9)	22	10	(9)
Fair value hedges[1]					
Derivatives in fair value hedge (interest rate risk)	(476)	100	–	–	(376)
Fair value hedge hedged item	469	(101)	–	–	368
Instruments in fair value hedge relationship	(7)	(1)	–	–	(8)
2023 (re-presented)					
Net investment hedges[1]					
Derivatives in net investment hedges of foreign operations	(1)	–	1	–	–
Foreign currency borrowings in net investment hedges	(10,558)	–	499	(2,525)	(12,584)
Cash flow hedges[1]					
Derivatives in cash flow hedge (foreign currency debt)	444	(65)	90	(31)	438
Derivatives in cash flow hedge (foreign currency risk)	(93)	(20)	325	20	232
Derivatives in cash flow hedge (commodity price risk)	60	39	(107)	(24)	(32)
Fair value hedges[1]					
Derivatives in fair value hedge (interest rate risk)	(342)	(113)	(21)	–	(476)
Fair value hedge hedged item	335	115	19	–	469
Instruments in fair value hedge relationship	(7)	2	(2)	–	(7)

(1) There was no significant ineffectiveness on net investment, cash flow hedges and fair value hedges during the years ended 30 June 2024 and 2023, accordingly the fair value movement of the hedged items was materially similar and offsetting to the movement of the hedges.
(2) Other movements include cash flows on result of matured derivatives, notional of bonds designated in or de-designated from net investment hedge and reclassification of hedging instruments between hedge portfolios.

(i) Reconciliation of financial instruments

The table below sets out the group's accounting classification of each class of financial assets and liabilities:

	Fair value through income statement $ million	Assets and liabilities at amortised cost $ million	Not categorised as a financial instrument $ million	Total $ million	Current $ million	Non-current $ million
2024						
Other investments and loans[1]	333	59	–	392	–	392
Trade and other receivables	–	2,971	554	3,525	3,487	38
Cash and cash equivalents	–	1,130	–	1,130	1,130	–
Derivatives in cash flow hedge (foreign currency risk)	62	–	–	62	58	4
Derivatives in cash flow hedge (commodity price risk)	5	–	–	5	5	–
Derivatives in net investment hedge	386	–	–	386	17	369
Other instruments	275	–	–	275	275	–
Total other financial assets	728	–	–	728	355	373
Total financial assets	1,061	4,160	554	5,775	4,972	803
Borrowings[2]	–	(21,501)	–	(21,501)	(2,885)	(18,616)
Trade and other payables	(245)	(5,373)	(1,040)	(6,658)	(6,354)	(304)
Derivatives in fair value hedge (interest rate risk)	(376)	–	–	(376)	(16)	(360)
Derivatives in cash flow hedge (foreign currency debt)	(32)	–	–	(32)	–	(32)
Derivatives in cash flow hedge (foreign currency risk)	(35)	–	–	(35)	(14)	(21)
Derivatives in cash flow hedge (commodity price risk)	(14)	–	–	(14)	(14)	–
Derivatives in net investment hedge	(19)	–	–	(19)	(1)	(18)
Other instruments	(208)	–	–	(208)	(208)	–
Leases	–	(604)	–	(604)	(95)	(509)
Total other financial liabilities	(684)	(604)	–	(1,288)	(348)	(940)
Total financial liabilities	(929)	(27,478)	(1,040)	(29,447)	(9,587)	(19,860)
Total net financial assets/(liabilities)	132	(23,318)	(486)	(23,672)	(4,615)	(19,057)
2023 (re-presented)						
Other investments and loans[1]	249	38	2	289	–	289
Trade and other receivables	–	2,815	651	3,466	3,427	39
Cash and cash equivalents	–	1,813	–	1,813	1,813	–
Derivatives in cash flow hedge (foreign currency debt)	438	–	–	438	–	438
Derivatives in cash flow hedge (foreign currency risk)	243	–	–	243	186	57
Derivatives in cash flow hedge (commodity price risk)	2	–	–	2	2	–
Other instruments	249	–	–	249	249	–
Leases	–	2	–	2	–	2
Total other financial assets	932	2	–	934	437	497
Total financial assets	1,181	4,668	653	6,502	5,677	825
Borrowings[2]	–	(20,791)	–	(20,791)	(2,142)	(18,649)
Trade and other payables	(391)	(5,634)	(1,116)	(7,141)	(6,678)	(463)
Derivatives in fair value hedge (interest rate risk)	(476)	–	–	(476)	(8)	(468)
Derivatives in cash flow hedge (foreign currency risk)	(11)	–	–	(11)	(9)	(2)
Derivatives in cash flow hedge (commodity price risk)	(34)	–	–	(34)	(33)	(1)
Other instruments	(309)	–	–	(309)	(309)	–
Leases	–	(564)	–	(564)	(94)	(470)
Total other financial liabilities	(830)	(564)	–	(1,394)	(453)	(941)
Total financial liabilities	(1,221)	(26,989)	(1,116)	(29,326)	(9,273)	(20,053)
Total net financial liabilities	(40)	(22,321)	(463)	(22,824)	(3,596)	(19,228)

(1) Other investments and loans include those in respect of associates.
(2) Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2024 and 30 June 2023, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30 June 2024, the fair value of borrowings, based on unadjusted quoted market data, was $20,663 million (2023 – $19,707 million).

(j) Capital management

The group's management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo's leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2024, the adjusted net borrowings of $21,446 million (2023 - $20,053 million) to adjusted EBITDA ratio was 3.0 (2023 - 2.7) times. For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $429 million (2023 - $471 million) whilst adjusted EBITDA of $7,037 million (2023 - $7,353 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2024, to be put to the shareholders for approval at the Annual General Meeting is 62.98 cents, an increase of 5% on the prior year final dividend. This would bring the recommended full year dividend to 103.48 cents per share, an increase of 5% on the prior year.

17. Net borrowings

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated in fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

	2024 $ million	2023 re-presented $ million
Bank overdrafts	21	45
Commercial paper	479	250
Bank and other loans	76	153
Credit support obligations	14	19
€600 million 0.125% bonds due 2023	–	646
$500 million 3.5% bonds due 2023[2]	–	500
€500 million 0.5% bonds due 2024	–	537
$600 million 2.125% bonds due 2024[2]	600	–
€500 million 1.75% bonds due 2024	535	–
€600 million 1% bonds due 2025	641	–
€500 million 3.5% bonds due 2025	534	–
Fair value adjustment to borrowings	(15)	(8)
Borrowings due within one year	**2,885**	2,142
$600 million 2.125% bonds due 2024[2]	–	600
€500 million 1.75% bonds due 2024	–	538
€600 million 1% bonds due 2025	–	644
€500 million 3.5% bonds due 2025	–	537
$500 million 5.2% bonds due 2025[2]	499	499
$750 million 1.375% bonds due 2025[2]	749	748
€850 million 2.375% bonds due 2026	908	913
€500 million floating bonds due 2026	535	–
£500 million 1.75% bonds due 2026	630	627
$800 million 5.375% bonds due 2026[2]	797	–
$750 million 5.3% bonds due 2027[2]	748	748
€750 million 1.875% bonds due 2027	800	805
€500 million 1.5% bonds due 2027	534	537
€700 million 0.125% bonds due 2028	746	750
$500 million 3.875% bonds due 2028[2]	498	498
£300 million 2.375% bonds due 2028	377	375
$1,000 million 2.375% bonds due 2029[2]	993	992
£300 million 2.875% bonds due 2029	377	376
€750 million 1.5% bonds due 2029	801	806
$1,000 million 2% bonds due 2030[2]	995	994
€1,000 million 2.5% bonds due 2032	1,066	1,072
$750 million 2.125% bonds due 2032[2]	744	743
£400 million 1.25% bonds due 2033	500	499
$750 million 5.5% bonds due 2033[2]	744	744
$900 million 5.625% bonds due 2033[2]	894	–
€900 million 1.875% bonds due 2034	957	962
$400 million 7.45% bonds due 2035[1]	400	400
$600 million 5.875% bonds due 2036[2]	594	594
£600 million 2.75% bonds due 2038	752	750
$500 million 4.25% bonds due 2042[1]	495	495
$500 million 3.875% bonds due 2043[2]	492	492
Bank and other loans	344	372
Fair value adjustment to borrowings	(353)	(461)
Borrowings due after one year	**18,616**	18,649

	2024 $ million	2023 re-presented $ million
Total borrowings before leases and derivative financial instruments	21,501	20,791
Fair value of cross currency interest rate swaps	(323)	(438)
Fair value of foreign currency swaps and forwards	(11)	2
Fair value of interest rate hedging instruments	376	476
Lease liabilities	604	564
Gross borrowings	**22,147**	21,395
Less: Cash and cash equivalents	(1,130)	(1,813)
Net borrowings	**21,017**	19,582

(1) SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2) SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.

(i) The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii) Bonds are stated net of unamortised finance costs of $95 million (2023 – $102 million).
(iii) All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group's 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.

Gross borrowings before leases and derivative financial instruments are expected to mature as follows:

	2024 $ million	2023 re-presented $ million
Within one year	2,885	2,142
Between one and three years	4,873	4,437
Between three and five years	4,222	3,620
Beyond five years	9,521	10,592
	21,501	20,791

During the year, the following bonds were issued and repaid:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Issued			
€ denominated	535	548	1,800
£ denominated	–	–	1,171
$ denominated	1,690	1,989	–
Repaid			
€ denominated	(1,167)	–	(1,060)
$ denominated	(500)	(1,650)	(1,000)
	558	887	911

(a) Reconciliation of movement in net borrowings

	2024 $ million	2023 re-presented $ million
At beginning of the year	19,582	17,107
Net decrease in cash and cash equivalents before exchange	596	831
Net increase in bonds and other borrowings[1]	453	958
Increase in net borrowings from cash flows	**1,049**	1,789
Exchange differences on net borrowings	199	646
Other non-cash items[2]	187	40
Net borrowings at end of the year	**21,017**	19,582

(1) In the year ended 30 June 2024, net increase in bonds and other borrowings excludes $1 million cash outflow in respect of derivatives designated in forward point hedges (2023 – $2 million).
(2) In the year ended 30 June 2024, other non-cash items are principally in respect of fair value gains of cross currency interest rate swaps and interest rate swaps of $111 million, offsetting an increase in lease liabilities of $152 million, and fair value losses on borrowings of $116 million, and $30 million reclassification of cash to assets held for sale. In the year ended 30 June 2023, other non-cash items are principally in respect of fair value gains of cross currency interest rate swaps and interest rate swaps of $42 million, and an increase in lease liabilities of $99 million, partially offset by the $101 million fair value loss on borrowings.

(b) Analysis of gross borrowings by currency

	2024		2023	
	Cash and cash equivalents $ million	Gross borrowings[1] $ million	Cash and cash equivalents re-presented $ million	Gross borrowings[1] re-presented $ million
US dollar	130	(9,590)	682	(7,247)
Euro[2]	59	(5,820)	60	(4,870)
Sterling	29	(4,767)	59	(7,846)
Indian rupee	170	(57)	155	(39)
Mexican peso	34	(261)	31	(361)
Hungarian forint	3	(21)	4	(329)
Kenyan shilling	55	(295)	36	(318)
Chinese yuan	258	(964)	251	(79)
Nigerian naira	–	–	105	–
Other[2]	392	(372)	430	(306)
Total	**1,130**	**(22,147)**	1,813	(21,395)

(1) Includes foreign currency forwards and swaps and leases.
(2) Includes $11 million (euro) cash and cash equivalents in cash-pooling arrangements (2023 – $26 million (euro)).

18. Equity

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed of and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on Monte Carlo and Black Scholes models and is charged to the income statement over the vesting period. For equity settled shares, the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are recognised in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of $28\frac{101}{108}$ pence each

	Number of shares million	Nominal value $ million
At 30 June 2022 re-presented	2,498	875
Retranslation impact of opening balances[1]	–	36
Shares cancelled	(38)	(13)
At 30 June 2023 (re-represented)	**2,460**	**898**
Shares cancelled	**(28)**	**(11)**
At 30 June 2024	**2,432**	**887**

(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group's presentation currency.

(b) Hedging and exchange reserve

	Hedging reserve $ million	Exchange reserve $ million	Total $ million
At 30 June 2021 (re-presented)	150	(3,368)	(3,218)
Other comprehensive loss	(118)	(521)	(639)
Retranslation impact of opening balances[1]	–	619	619
At 30 June 2022 (re-presented)	32	(3,270)	(3,238)
Other comprehensive income/(loss)	261	(256)	5
Retranslation impact of opening balances[1]	–	(173)	(173)
At 30 June 2023 (re-presented)	**293**	**(3,699)**	**(3,406)**
Other comprehensive loss	**(154)**	**(613)**	**(767)**
At 30 June 2024	**139**	**(4,312)**	**(4,173)**

(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group's presentation currency.

Out of the total hedging reserve, $78 million represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration $ million
At 30 June 2021 (re-presented)	223	2,609
Retranslation impact of opening balances[1]	–	(334)
Share trust arrangements	(2)	(31)
Shares used to satisfy options	(2)	(21)
Shares purchased - share buyback programme	61	2,985
Shares cancelled	(61)	(2,985)
At 30 June 2022 (re-presented)	219	2,223
Retranslation impact of opening balances[1]	–	93
Share trust arrangements	(1)	(15)
Shares used to satisfy options	(2)	(15)
Shares purchased - share buyback programme	38	1,673
Shares cancelled	(38)	(1,673)
At 30 June 2023 (re-presented)	**216**	**2,286**
Share trust arrangements	**(2)**	**(19)**
Shares used to satisfy options	**(2)**	**(17)**
Shares purchased - share buyback programme	**28**	**987**
Shares cancelled	**(28)**	**(987)**
At 30 June 2024	**212**	**2,250**

(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group's presentation currency.

Share trust arrangements

At 30 June 2024, the employee share trusts owned 3 million of ordinary shares in Diageo plc at a cost of $66 million and market value of $97 million (2023 – 3 million shares at a cost of $66 million, market value $127 million; 2022 – 2 million shares at a cost of $30 million, market value $76 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 28 September 2023 to purchase a maximum of 224,704,974 ordinary shares at a minimum price of $28^{101/108}$ pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 27 December 2024, if earlier.

Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital (announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.

During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million; 2022 – 61 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%; 2022 – 2.4%) at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs; 2022 – 3709 pence (4842 cents) per share, and an aggregate cost of $2,985 million, including $21 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2024 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid cents[2]	Authorised purchases unutilised at month end
July 2023	–	–	–	196,247,438
August 2023	–	–	–	196,247,438
1-28 September 2023	–	–	–	196,247,438
29-30 September 2023[1]	–	–	–	224,704,974
October 2023	6,218,199	6,218,199	3768	218,486,775
November 2023	4,396,943	4,396,943	3671	214,089,832
December 2023	2,521,196	2,521,196	3572	211,568,636
January 2024	3,328,361	3,328,361	3504	208,240,275
February 2024	339,788	339,788	3737	207,900,487
March 2024	5,896,084	5,896,084	3685	202,004,403
April 2024	4,475,478	4,475,478	3542	197,528,925
May 2024	267,276	267,276	3440	197,261,649
June 2024	–	–	–	197,261,649
Total	**27,443,325**	**27,443,325**	**3644**	**197,261,649**

(1) New maximum number of purchasable shares was authorised by shareholders at the AGM held on 28 September 2023.
(2) Based on daily transaction rates.

(d) Dividends

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Amounts recognised as distributions to equity shareholders in the year			
Final dividend for the year ended 30 June 2023 59.98 cents per share (2022 – 52.71 cents; 2021 – 59.91 cents)[1]	**1,349**	1,200	1,398
Interim dividend for the year ended 30 June 2024 40.50 cents per share (2023 – 38.57 cents; 2022 – 38.38 cents)[2]	**894**	871	888
	2,243	2,071	2,286

(1) Re-presented at exchange rate prevailing at AGM's date (2023 - 49.17 pence per share; 2022 - 46.82 pence; 2021 - 44.59 pence).
(2) Re-presented at exchange date at the date of payment (2023 - 30.83 pence per share; 2022 - 29.36 pence). Interim dividend for the year ended 30 June 2024 was declared in USD.

The proposed final dividend of $1,398 million (62.98 cents per share) for the year ended 30 June 2024 was approved by a duly authorised committee of the Board of Directors on 29 July 2024. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 42.79% non-controlling interest, Sichuan Shuijingfang Company Limited, a company incorporated in China, with a 36.50% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands.

Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2024			2023	2022
	USL $ million	Others $ million	Total $ million	Total re-presented $ million	Total re-presented $ million
Income statement					
Sales	**3,183**	**3,041**	**6,224**	6,409	7,710
Net sales	**1,338**	**2,380**	**3,718**	3,767	4,063
Profit for the year[1]	**173**	**604**	**777**	80	329
Other comprehensive (loss)/income[2]	**(21)**	**5**	**(16)**	(172)	(227)
Total comprehensive income/(loss)	**152**	**609**	**761**	(92)	102
Attributable to non-controlling interests	**65**	**212**	**277**	(66)	46
Balance sheet					
Non-current assets[3]	**1,336**	**4,405**	**5,741**	5,354	6,071
Current assets	**1,172**	**1,373**	**2,545**	2,316	2,422
Non-current liabilities	**(197)**	**(1,577)**	**(1,774)**	(1,656)	(1,814)
Current liabilities	**(518)**	**(1,220)**	**(1,738)**	(1,788)	(1,991)
Net assets	**1,793**	**2,981**	**4,774**	4,226	4,688
Attributable to non-controlling interests	**767**	**1,271**	**2,038**	1,853	2,076
Cash flow					
Net cash inflow from operating activities	**90**	**603**	**693**	604	916
Net cash outflow from investing activities	**(39)**	**(172)**	**(211)**	(236)	(385)
Net cash outflow from financing activities	**(32)**	**(424)**	**(456)**	(170)	(428)
Net increase in cash and cash equivalents	**19**	**7**	**26**	198	103
Exchange differences	**(2)**	**(31)**	**(33)**	(111)	(23)
Dividends payable to non-controlling interests	**(15)**	**(106)**	**(121)**	(117)	(95)

(1) Profit for the year includes exceptional operating expenses attributable to non-controlling interests.
(2) Other comprehensive (loss)/income is principally in respect of exchange on translating the subsidiaries to US dollar.
(3) Non-current assets include the global distribution rights for Ketel One vodka products worldwide. The carrying value of the distribution right at 30 June 2024 was $1,800 million (2023 – $1,800 million; 2022 – $1,800 million).

(i) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo North America, Inc did not already own, whereby DeLeon Holdco LLC became a wholly-owned subsidiary of Diageo.

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2024 is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Executive share award plans	**34**	49	68
Executive share option plans	**7**	4	5
Savings plans	**2**	5	6
	43	58	79

Executive share awards have been granted under the Diageo 2014 Long-Term Incentive Plan (DLTIP) from September 2014 until September 2023 and are granted under the replacement plan, the Diageo 2023 Long-Term Incentive Plan from March 2024 onwards to some employees below the Board and from September 2024 to Executive Directors. Awards are granted as conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period.

Share awards normally vest on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded under DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company's ADRs (one ADR is equivalent to four ordinary shares).

For Executive Directors, performance shares under the DLTIP (for awards granted in 2020 and thereafter) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively, as set out in the Directors' remuneration report. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo's three-year TSR with a peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% for Executive Directors, and 25% for other participants, for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance measures is not permitted.

For performance shares under the DLTIP, dividends are accrued on awards and are released to participants to the extent that the awards vest at the end of the performance period. Dividend equivalents are normally paid out in the form of shares.

Savings plans are provided in the form of a savings-related share option plan. For UK employees, awards were made under the Diageo 2010 Sharesave plan (for options granted up until 2020) and the Diageo 2020 Sharesave plan (for options granted from 2021).

For Republic of Ireland (ROI) based employees, awards were made under the Diageo 2009 Irish Sharesave Scheme (for options granted up until 2019) and the Diageo 2019 Irish Sharesave Scheme (for options granted in 2020). These are HMRC and Irish Revenue approved all-employee savings plans.

For ROI employees, grants from 2021 were made under the Diageo 2020 Sharesave plan which is not an approved plan in the Republic of Ireland. These plans are made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years. In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant UK or ROI tax approved scheme rules, any gains from the option exercise are free from UK or ROI income tax. For the ROI Sharesave awards granted in 2021, 2022 and 2023, as these are not made under a Revenue tax approved plan, the gains from the option exercise are subject to ROI income tax.

For US employees, the awards are made under the Diageo plc 2017 United States Employee Stock Purchase Plan. Employees agree to make regular monthly savings for a period of one year and acquire American Depositary Receipts (ADRs) at 15% discounted price (which is set at the time of grant) using their contributions at the end of the plan cycle. They receive the benefit of tax relief if certain conditions are satisfied.

For the three years ended 30 June 2024, the calculation of the fair value of each share award used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2024	2023 re-presented	2022 re-presented
Risk free interest rate	**4.7%**	3.1%	0.4%
Expected life of the awards	**33 months**	35 months	40 months
Dividend yield	**2.6%**	2.0%	2.1%
Weighted average share price	**3118 p**	3758 p	3545 p
Weighted average fair value of awards granted in the year[1]	**1757 c**	2318 c	3754 c
Number of awards granted in the year	**2.1 million**	1.7 million	2.1 million
Fair value of all awards granted in the year	**$36 million**	$40 million	$79 million

(1) Based on transaction rate at grant date of the awards.

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2024 were as follows:

	2024 million	2023 million	2022 million
Number of awards outstanding at 1 July	**4.9**	5.2	5.3
Granted	**2.1**	1.7	2.1
Awarded	**(1.8)**	(1.1)	(1.1)
Forfeited	**(0.4)**	(0.9)	(1.1)
Number of awards outstanding at 30 June	**4.8**	4.9	5.2

The exercise price of share options outstanding at 30 June 2024 was in the range of 1709 pence - 3854 pence (2023 – 1709 pence - 3864 pence; 2022 – 1704 pence - 4024 pence).

At 30 June 2024, 3.3 million share options were exercisable at a weighted average exercise price of 2639 pence. Weighted average remaining contractual life of share options was six years at 30 June 2024.

Other financial statements disclosures

Introduction

This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

19. Contingent liabilities and legal proceedings

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made but no provision created.

Critical accounting judgements and estimates

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement. In such cases, appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters

As of 30 June 2024, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2024, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was scheduled to be heard in April 2024, but the court has vacated the hearing date. In light of the uncertainty posed by the ongoing bankruptcy appeals, the trial of Diageo's claim, which was scheduled to take place in March 2025, is expected to be deferred further based on the anticipated relisting of the bankruptcy appeals.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry.

Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed at present. Under applicable law, SEBI has filed an appeal against SAT's order before the Supreme Court of India, which is scheduled to be heard in October 2024. However, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL's dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($6 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($6 million) remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure

from tax assessment values is up to approximately $853 million for Brazil and up to approximately $118 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2024 is $159 million (corporate tax payments of $146 million and indirect tax payments of $13 million).

(g) UK pension fund

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. Following a hearing in late June 2024, the UK Court of Appeal issued judgment on 25 July 2024 upholding this ruling. The group and its UK pension scheme trustee are reviewing this development and considering any implications for the UK pension fund.

(h) Other

The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

20. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at $783 million (2023 – $755 million; 2022 – $482 million).

(b) Other commitments

The future minimum lease rentals payable in the year ended 30 June 2024 for short-term leases and leases of low-value assets are estimated at $23 million (2023 – $45 million; 2022 – $15 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2024, are estimated at $3 million (2023 – $14 million; 2022 – $14 million).

21. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm's length transactions.

(a) Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 22.

(b) Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services.

Transactions and balances with associates and joint ventures are set out in the table below:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Income statement items			
Sales	**14**	13	15
Purchases	**73**	16	42
Balance sheet items			
Group payables	**2**	3	2
Group receivables	**2**	2	2
Loans receivable	**355**	254	212
Cash flow items			
Loans and equity contributions, net	**134**	112	86

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under 'Board of Directors and Company Secretary' and 'Executive Committee'.

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Salaries and short-term employee benefits	**12**	13	13
Annual incentive plan	**4**	7	17
Non-Executive Directors' fees	**2**	2	2
Share-based payments[(1)]	**7**	14	25
Post-employment benefits	**2**	2	2
	27	38	59

(1) Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post-employment benefits.

There were no transactions with these related parties during the year ended 30 June 2024 on terms other than those that prevail in arm's length transactions.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was $0.1 million (2023 – $0.2 million; 2022 – $0.2 million).

(e) Directors' remuneration

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Salaries and short-term employee benefits	**4**	3	4
Annual incentive plan	**1**	2	5
Non-Executive Directors' fees	**2**	2	2
Share option exercises[(1)]	**–**	–	6
Shares vesting[(1)]	**18**	5	3
Post-employment benefits	**–**	1	–
	25	13	20

(1) Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

22. Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned[(1)]	Business description
Subsidiaries				
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited[(2)]	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc[(3)]	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.[(3)]	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc[(3)]	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Türkiye	Türkiye	100%	Production, marketing and distribution of premium drinks
Associates				
Moët Hennessy, SAS[(4)]	France	France	34%	Production, marketing and distribution of premium drinks

(1) All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2) Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3) Directly owned by Diageo plc.
(4) French limited liability company.

See pages 220 to 225 for a complete list of subsidiary undertakings, associates and joint ventures.

23. Post balance sheet events

On 24 July 2024, Diageo announced its agreement with LVMH to exit from their joint operation Moët Hennessy Diageo France, and the termination of the existing distribution agreements in place for France for all remaining Diageo brands, effective from 1 January 2025. In respect of the termination, the parties have agreed Diageo to pay a settlement amount, that will be accounted for in the year ending 30 June 2025.

Company balance sheet of Diageo plc

	Notes	30 June 2024 $ million	30 June 2024 $ million	30 June 2023 re-presented[1] $ million	30 June 2023 re-presented[1] $ million	30 June 2022 re-presented[1] $ million	30 June 2022 re-presented[1] $ million
Non-current assets							
Investments in subsidiary undertakings	3	**76,103**		77,571		74,488	
Other financial assets	4	**378**		844		649	
Post-employment benefit assets	6	**689**		745		1,464	
			77,170		79,160		76,601
Current assets							
Amounts owed by group undertakings	4	**968**		1,425		3,484	
Trade and other receivables	4	**36**		35		8	
Other financial assets	4	**–**		3		116	
Cash and cash equivalents		**1**		1		19	
			1,005		1,464		3,627
Total assets			**78,175**		80,624		80,228
Current liabilities							
Amounts owed to group undertakings	4	**(14)**		(3)		(58)	
Other financial liabilities	4	**–**		(3)		(197)	
Trade and other payables	4	**(65)**		(74)		(45)	
Provisions	7	**(15)**		(15)		(13)	
			(94)		(95)		(313)
Non-current liabilities							
Amounts owed to group undertakings	4	**(10,940)**		(10,376)		(11,356)	
Other financial liabilities	4	**(294)**		(771)		(649)	
Provisions	7	**(178)**		(188)		(191)	
Deferred tax liabilities	5	**(106)**		(116)		(294)	
Post-employment benefit liabilities	6	**(64)**		(68)		(80)	
			(11,582)		(11,519)		(12,570)
Total liabilities			**(11,676)**		(11,614)		(12,883)
Net assets			**66,499**		69,010		67,345
Equity							
Share capital (2024 – 2,432 million shares (2023 – 2,460 million shares) of 28 101/108 pence each)	9	**887**		898		875	
Share premium		**1,703**		1,703		1,635	
Merger reserve	9	**11,541**		11,541		11,083	
Capital redemption reserve		**4,082**		4,071		3,896	
			18,213		18,213		17,489
Retained earnings:							
At beginning of year		**50,797**		49,856		60,852	
Profit for the year		**615**		3,178		1,611	
Other changes in retained earnings		**(3,126)**		(2,237)		(12,607)	
			48,286		50,797		49,856
Total equity			**66,499**		69,010		67,345

(1) See note 1. Accounting information and policies for an explanation.

The accompanying notes are an integral part of these parent company financial statements.

These financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2024 and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors.

Company registration number: 23307

Statement of changes in equity for Diageo plc

	Share capital $ million	Share premium $ million	Merger reserve $ million	Capital redemption reserve $ million	Retained earnings/(deficit): Own shares $ million	Retained earnings/(deficit): Other reserve $ million	Retained earnings/(deficit): Total $ million	Total equity $ million
At 30 June 2022 (re-presented[1])	875	1,635	11,083	3,896	(2,223)	52,079	49,856	67,345
Retranslation impact of opening balances[2]	36	68	458	162	(93)	(631)	(724)	–
Profit for the year	–	–	–	–	–	3,178	3,178	3,178
Other comprehensive income	–	–	–	–	–	1,972	1,972	1,972
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**5,150**	**5,150**	**5,150**
Employee share schemes	–	–	–	–	30	29	59	59
Share-based incentive plans	–	–	–	–	–	58	58	58
Tax on share-based incentive plans	–	–	–	–	–	1	1	1
Unclaimed dividend	–	–	–	–	–	1	1	1
Share buyback programme	(13)	–	–	13	–	(1,533)	(1,533)	(1,533)
Dividend declared for the year	–	–	–	–	–	(2,071)	(2,071)	(2,071)
At 30 June 2023 (re-presented[1])	**898**	**1,703**	**11,541**	**4,071**	**(2,286)**	**53,083**	**50,797**	**69,010**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**615**	**615**	**615**
Other comprehensive income	**–**	**–**	**–**	**–**	**–**	**11**	**11**	**11**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**626**	**626**	**626**
Employee share schemes	**–**	**–**	**–**	**–**	**36**	**12**	**48**	**48**
Share-based incentive plans	**–**	**–**	**–**	**–**	**–**	**43**	**43**	**43**
Tax on share-based incentive plans	**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**
Unclaimed dividend	**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**
Share buyback programme	**(11)**	**–**	**–**	**11**	**–**	**(987)**	**(987)**	**(987)**
Dividend declared for the year	**–**	**–**	**–**	**–**	**–**	**(2,243)**	**(2,243)**	**(2,243)**
At 30 June 2024	**887**	**1,703**	**11,541**	**4,082**	**(2,250)**	**50,536**	**48,286**	**66,499**

(1) See note 1. Accounting policies of the company for an explanation.
(2) Includes amounts relating to foreign translation differences arising from the retranslation of reserves due to the change in the company's presentation currency.

The accompanying notes are an integral part of these parent company financial statements.

Notes to the company financial statements of Diageo plc

1. Accounting policies of the company

Basis of preparation

The financial statements of Diageo plc (the company) are prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

In preparing these financial statements, the company applies the recognition, measurement, and disclosure requirements of International Financial Reporting Standards as adopted by the UK (IFRS), but makes amendments where necessary in order to comply with the Companies Act 2006 and has excluded certain information as permitted by FRS 101.

The financial statements are prepared on a going concern basis under the historical cost convention, except for certain financial instruments and post-employment benefits which are measured and stated at their fair value.

By virtue of section 408 of the Companies Act 2006, the company is exempt from presenting an income statement and disclosing employee numbers and staff costs. The company has taken advantage of the exemption under FRS 101 from preparing a cash flow statement and related notes, disclosures in respect of transactions and the capital management of wholly owned subsidiaries, the effects of new but not yet effective IFRSs and disclosures in respect of the compensation of key management personnel. As the consolidated financial statements of Diageo plc include equivalent disclosures, the company has also utilised exemptions available under FRS 101 from disclosing IFRS 2 Share-based Payment in respect of group settled share-based payments, disclosures required by IFRS 7 Financial Instruments Disclosures and by IFRS 13 Fair Value Measurement.

Functional and presentation currency

The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.

Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the United States and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo plc has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with the group's business exposures.

Assets and liabilities at 30 June 2023 and 30 June 2022 were translated to US dollar at the relevant year end closing rate. Performance items and movements in assets and liabilities in the year ended 30 June 2023 were translated into US dollar at weighted average rates of exchange for the relevant period, except for substantial transactions that were translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the other reserve within retained earnings as other comprehensive income and expense.

The company opted to re-present its share capital, share premium and other capital reserves at closing rate for the comparative periods therefore exchange differences arising on revaluation to year end closing rate at 30 June 2023 were taken to the other reserve within retained earnings. From 1 July 2023, as Diageo plc changed its functional currency, the share capital, share premium, capital redemption reserve, merger reserve and retained earnings are recorded in US dollar, hence no such revaluation arises in the year ended 30 June 2024.

At 30 June 2023 the company's other comprehensive income includes income/losses in relation to post-employment benefits and the exchange differences arising on the retranslation of the opening balance sheet and the change in net assets during the period to the year end closing rate. The foreign exchange rates used in the translation of financial statements for the comparative years, expressed in US dollar per £1, were as follows:

	2023	2022
Assets and liabilities[1]	0.79	0.83
Income statement[2]	0.83	

(1) Closing rates
(2) Weighted average rates

Investments in subsidiaries

Investments in subsidiaries are stated at historical cost less impairment provisions for any permanent decrease in value. The carrying amounts of the company's investments are reviewed at each reporting date to determine whether there is an indication of impairment. If such an indication exists, then the asset's recoverable amount is estimated. Losses are recognised in the statement of comprehensive income and reflected in an allowance against the carrying value. Where an event results in the asset's recoverable amount being higher than the previously impaired carrying value, the original impairment may be reversed through the statement of comprehensive income in subsequent periods.

Dividends

Dividends payable and dividends receivable are recognised in the financial statements in the year in which they are approved.

Share-based payments – employee benefits

The company's accounting policy for share-based payments is the same as set out in note 18 to the consolidated financial statements. Where the company grants options over its own shares to the employees of its subsidiaries, it generally recharges the cost to the relevant group company. Where the amount is not recharged, the value of the options is recognised as a capital contribution to the subsidiary and increases the cost of investment.

Pensions and other post-employment benefits

The company's accounting policy for post-employment benefits is the same as set out in note 14 to the consolidated financial statements. The company acts as sponsor of all UK post-employment plans for the benefit of employees and former employees throughout the group. There is no contractual agreement or stated policy for charging the net defined benefit costs for the plan measured in accordance with FRS 101, to other group companies whose employees participate in these group wide plans. However, recharges to other group companies are made on a funding basis and are credited against post-employment service costs to the extent they are in respect of current service. The fair value of the plans' assets less the present value of the plans' liabilities are disclosed as a net asset or net liability on the company's balance sheet as it is deemed to be the legal sponsor of these plans. The net income/charge reflects the change in the defined benefit obligation, resulting from service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised in income. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets and is included in the income statement. Any differences due to changes in assumptions or experience are recognised in other comprehensive income.

Provisions

The company's accounting policy for provisions is the same as set out in note 15 to the consolidated financial statements.

Taxation

The company's accounting policy for taxation is the same as set out in note 7 to the consolidated financial statements.

Financial assets and liabilities

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the company assesses whether there is evidence of impairment at each balance sheet date. The company classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value, the company does not apply the fair value option.

Amounts owed by group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade receivables are stated at their nominal value as they are due on demand. Allowances for expected credit losses are made based on the risk of non-payment, taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-month expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty. Expected credit loss is immaterial for amounts owed by group undertakings.

Amounts owed to group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade payables are stated at their nominal value as they are due on demand. For a number of loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and therefore these amounts are disclosed as non-current liabilities.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values. These liabilities are subsequently measured at the higher of the amount determined under IFRS 9 and the amount initially recognised (fair value) less where appropriate, cumulative amortisation of the initial amount recognised.

Judgements in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of estimates and judgements, are the same as those disclosed in note 1 to the consolidated financial statements in respect of taxation, post-employment benefits, contingent liabilities and legal proceedings.

A critical accounting estimate, specific to the company is the assessment of the recoverable amount of the investments in subsidiaries. Impairment reviews are carried out to ensure that the value of the investments in subsidiaries are not carried at above their recoverable amounts. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and expected growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Details are set out in note 9 to the consolidated financial statements.

2. Income statement

Note 4 to the consolidated financial statements provides details of the remuneration of the company's auditor for the group.

Information on Directors' emoluments, share and other interests, transactions and pension entitlements is included in the Directors' remuneration report in this Annual Report.

3. Investments in subsidiary undertakings

Cost	$ million
At 30 June 2022 (re-presented)	**87,968**
Additions	4
Exchange differences	3,635
At 30 June 2023 (re-presented)	**91,607**
Additions	2
Return of capital	(1,470)
At 30 June 2024	**90,139**
Provision	
At 30 June 2022 (re-presented)	**(13,480)**
Exchange differences	(556)
At 30 June 2023 (re-presented)	**(14,036)**
Increase in the year	–
At 30 June 2024	**(14,036)**
Carrying amount	
At 30 June 2024	**76,103**
At 30 June 2023 (re-presented)	77,571
At 30 June 2022 (re-presented)	74,488

Investments in subsidiary undertakings are stated at historical cost of $90,139 million (2023 – $91,607 million) less impairment provisions of $14,036 million (2023 – $14,036 million).

During the year ended 30 June 2024, Guinness Limited, the company's wholly owned subsidiary undertaking, declared a distribution to the company. The distribution was determined to be return of capital up to the amount equal to the carrying value of the company's investment in Guinness Limited.

Investments in subsidiary undertakings include $178 million (2023 – $176 million) of costs in respect of share-based payments, granted to subsidiary undertakings which were not recharged to the subsidiaries. The additions comprise $2 million (2023 – $4 million) not recharged and capitalised as cost of investment during the year ended 30 June 2024.

A list of group companies as at 30 June 2024 is provided in note 10.

4. Financial assets and liabilities

Other financial assets and liabilities are recorded at fair value through the income statement and comprise the fair value of interest rate swaps with subsidiary undertakings, where the company acts as an intermediary between group companies, therefore it is not expected that there will be any net impact on future cash flows.

Amounts owed by and to group undertakings, trade and other receivables and trade and other payables are measured at amortised cost.

Amounts owed by and to group undertakings are interest bearing and unsecured. For a majority of the loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and they are therefore classified as non-current liabilities. Other amounts owed by and to group undertakings are repayable on demand.

5. Deferred tax assets and liabilities

	Post-employment plans $ million	Other temporary differences $ million	Total $ million
At 30 June 2022 (re-presented)	(346)	52	(294)
Changes in tax rates	32	–	32
Recognised in income statement	(16)	(1)	(17)
Recognised in other comprehensive income and equity	166	–	166
Exchange differences	(5)	2	(3)
At 30 June 2023 (re-presented)	**(169)**	**53**	**(116)**
Recognised in income statement	**(11)**	**(3)**	**(14)**
Recognised in other comprehensive income and equity	**24**	**–**	**24**
At 30 June 2024	**(156)**	**50**	**(106)**

Deferred tax on other temporary differences includes assets in respect of the UK Thalidomide Trust liability of $49 million (2023 – $50 million) and share-based payment liabilities of $2 million (2023 – $3 million).

6. Post-employment benefits

The movement in the net surplus for the two years ended 30 June 2024, for all UK post-employment plans for which the company is the sponsor, is as follows:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2022 (re-presented)	7,310	(5,926)	1,384
Income/(charge) before taxation	269	(250)	19
Other comprehensive (loss)/income	(1,468)	681	(787)
Contributions by group companies	61	–	61
Benefits paid	(401)	401	–
At 30 June 2023 (re-presented)	**5,771**	**(5,094)**	**677**
Income/(charge) before taxation	**280**	**(275)**	**5**
Other comprehensive (loss)/income	**(131)**	**36**	**(95)**
Contributions by group companies	**38**	**–**	**38**
Employee contributions	**1**	**(1)**	**–**
Benefits paid	**(305)**	**305**	**–**
At 30 June 2024	**5,654**	**(5,029)**	**625**

The net surplus for the UK post-employment plans of $625 million (2023 – $677 million) for which the company is a sponsor comprises funded plans of $689 million (2023 – $745 million) disclosed as part of non-current assets and unfunded liabilities of $64 million (2023 – $68 million) disclosed as part of non-current liabilities.

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required.

Additional information on the UK post-employment plans and the principal risks and assumptions applicable is disclosed in note 14 to the consolidated financial statements.

7. Provisions

	Thalidomide $ million
At 30 June 2023 (re-presented)	**203**
Provisions utilised during the year	**(15)**
Unwinding of discounts	**5**
At 30 June 2024	**193**

The company's commitment to the UK Thalidomide Trust is discounted and will be utilised over the period of the commitment up to 2037.

At 30 June 2024, $15 million (2023 – $15 million) of provision is current and $178 million (2023 – $188 million) is non-current.

8. Guarantees and letters of comfort

The company has guaranteed certain external borrowings of subsidiaries which at 30 June 2024 amounted to $21,550 million (2023 – $20,800 million).

The company has also provided irrevocable guarantees relating to the liabilities of certain of its Dutch subsidiaries. The company has assessed that the likelihood of these guarantees being called is remote. The Directors do not expect the company to be liable for any legal obligation in respect of these guarantee agreements, and they have been recognised at $nil value.

The company issues letter of comfort to provide sufficient funds to directly owned subsidiary undertakings as and when required.

9. Shareholders' funds

(a) Merger reserve

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets acquired. Where merger relief is applicable under the UK Companies Acts, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

(b) Own shares

At 30 June 2024, own shares comprised 3 million ordinary shares held by employee share trusts (2023 – 3 million; 2022 – 2 million) and 209 million ordinary shares repurchased and held as treasury shares (2023 – 213 million; 2022 – 217 million).

During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million; 2022 – 61 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%; 2022 – 2.4%) at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs; 2022 – 3709 pence (4842 cents) per share, and an aggregate cost of $2,985 million, including $21 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

Information on movements in own shares is provided in note 18(c) to the consolidated financial statements.

(c) Retained earnings

In accordance with the Companies Act 2006, the reserves available for distribution are measured in the functional currency of the company. On 1 July 2023, the company changed its functional currency and the reserves available for distribution were translated from sterling to US dollar at the exchange rate on the date of the functional currency change, resulting in reserves available for distribution of $9,117 million.

At 30 June 2024, $6,562 million of retained earnings is available for the payment of dividends or purchases of own shares. Determining the company's reserves available for distribution is complex and requires, in some instances, the application of judgement. The company has determined what is realised and unrealised profits in accordance with the Companies Act 2006 and the guidance included in ICAEW Technical Release TECH 02/17BL 'Guidance on realised and distributable profits under the Companies Act 2006'. The company's reserves available for distribution include adjustments to retained earnings in respect of the unrealised portion of the dividend in specie received by the company, post-employment benefit surpluses, share-based payment charges capitalised to investments and restriction due to share capital in foreign currency.

10. Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation and the effective percentage of equity owned, as at 30 June 2024 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by Diageo plc.

FULLY OWNED SUBSIDIARIES

Angola

Rua Fernao de Sousa, Condominio Bengo, Letter A, 11.s floor, Fraction A37, neighbourhood Vila Alice, Province of Luanda

Diageo Angola Limitada

Argentina

Bernardo de Irigoyen 972, floor 7, office A, CABA

Diageo de Argentina S.A.

Australia

162 Blues Point Road, Level 1, NSW, 2060, McMahons Point

Bundaberg Distilling Investments Pty Ltd[3]

Level 7, 99 Macquarie Street, Sydney, NSW 2000

Diageo Australia Limited[3]

Mr Black Spirits Pty Ltd

Whittred Street, QLD, 4670, Bundaberg

Bundaberg Distilling Company Pty. Limited[5]

Austria

Teinfaltstrasse 8, 1010, Wien

Diageo Austria GmbH

Belgium

Z.3 Doornveld 150, 1731, Zellik

Diageo Belgium N.V.

Bermuda

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM10

Atalantaf Limited

Brazil

Fazenda Santa Eliza, Zona Rural, Ceará, 62.685-000, Paraipaba

Ypioca Agricola Ltda

Municipio de Itaitinga, Estado do Ceara, na Rodovia BR 116, no 15.000, Bairro Jiboia, CEP 61.880-000

Ypioca Industrial de Bebidas S.A.

Rua Olimpiadas, 205, floor 14-15, 04551-000, Sao Paulo

Diageo Brasil Ltda

Bulgaria

7 Iskarsko Shose Blvd., Trade Center Europe, building 12, floor 2, 1528, Sofia

Diageo Bulgaria Ltd

Cameroon

535 rue Afcodi, Douala P.O. Box 1245

Diageo Cameroon Ltd

Canada

134 Peter Street, Suite 1501, Ontario, M5V 2H2, Toronto

Diageo Canada Holdings Inc.

Diageo Canada Inc.

Boul Henri-Bourassa E., 9225, Local A, Quebec, H1E 1P6 , Montreal

Diageo Americas Supply Quebec Distribution Inc.

Diageo Ireland Quebec Distribution Inc.

Chile

Avenida Apoquindo 5950, Piso 4, Oficina 04-103, Las Condes Santiago de Chile

Diageo Chile Limitada

China

41F, One Museum Place, 669 Xinzha Road, Jingan District, Shanghai

Diageo China Limited

Fengxiang Village Fengyu Town, Eryuan County, Dali Bai Minority Region, Yunnan Province

Diageo Yuntuo Liquor (Dali) Co. Ltd

No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Sichuan Chengdu Shuijingfang Group Co. Ltd

No.28 Jiafeng Road, 2502, 5, Pudong District, 200137, Shanghai

Diageo (Shanghai) Limited

Unit 1101, 1102, Building 16, No.1000 Jinhai Road, Shanghai

Diageo Liquor Technology (Shanghai) Co. Ltd

Unit B, 2nd Floor, West Logistics Center, No. 88 Linhai Avenue, Nanshan Street, Shenzhen

Diageo Supply Chain (Shenzhen) Co. Ltd

Colombia

100 Avenida Calle, 1321, Bogota

Diageo Colombia S.A.

Costa Rica

Trejos Montealegre, Edificio Escazu, Village II, Oficinas 03-118 y 03-120, Distrito San Rafael, San Jose

Diageo Costa Rica S.A.

Croatia

Hektoroviceva ulica 2, 10000, Zagreb

Diageo Croatia d.o.o.za usluge

Czech Republic

Namesti I. P. Pavlova 1789/5. 4th floor, 120 00, Prague 2

Diageo Czech Marketing Services LLC

Denmark

Sundkrogsgade 19, 2. 2100, Copenhagen

Diageo Denmark AS

Dominican Republic

Num. 07 Av. Jacinto Ignacio Manon, Sector Ensanche Paraiso, Edificio Chez Space, Piso 3rd, Distrito Nacional, Santo Domingo

Diageo Dominicana S.R.L.

France

6 Avenue Franklin D. Roosevelt, 75008, Paris

Diageo France Distribution SAS

Diageo France Holdings SAS

Diageo France SAS

73, Rue de Provence, 75009, Paris

United Distillers France SAS

Germany

Reeperbahn 1, 20359, Hamburg

Belsazar GmbH

Diageo Germany GmbH

Greece

Leof. Kifisias 115, Athens, 115 24

Diageo Hellas S.A.

Guernsey

Heritage Hall, Le Marchant Street, St Peter Port, GY1 4HY

Diageo Group Insurance Company Limited

Hong Kong

31/F, Tower two, Times Square, 1 Matheson street Causeway Bay, Hong Kong

Diageo RTD Hong Kong Limited

Hungary

Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Business Services Private Company Limited by Shares

Diageo Hungary Finance Limited Liability Company

Diageo Hungary Marketing Services Limited Liability Company

India

Kempapura Main Road, Opp Nagawara Lake, Karle SEZ Tower, 2nd floor, Karnataka, 560045, Bangalore

WeWork Platina Tower, MG Road, Haryana, 122002, Gurugram

Diageo Business Services India Private Limited

Marathon Futurex, A-Wing, 2601, 26th Floor, N M Joshi Marg, Lower Parel, Mumbai, 400 013

Diageo India Private Limited

Indonesia

Jl Jend Sudirman Kav. 76-78, Sudirman Plaza, Plaza Marein, 15th, Jakarta Selatan, 12910, Jakarta

PT Gitaswara Indonesia[8]

Ireland

Nangor House, Western Estate, Nangor Road, Dublin, 12

Gilbeys of Ireland Unlimited Company[2]

R & A Bailey & Co Unlimited Company

UDV Ireland Group (Trustees) Designated Activity Company[2]

St. James's Gate, Dublin 8

AGS Employee Shares Nominees (Ireland) Designated Activity Company

Arthur Guinness Son & Company (Dublin) Unlimited Company[2]

Diageo Ireland Finance 1 Unlimited Company

Diageo Ireland Holdings Unlimited Company

Diageo Ireland Unlimited Company

Diageo Turkey Holdings Limited

Guinness Storehouse Limited

R & A Bailey Pension Trustee Designated Activity Company[2]

Italy

Strada Statale 63, 12069, Santa Vittoria d'Alba (CN)

Diageo Operations Italy S.p.A.

Via Ernesto Lugaro 15, 10126, Torino

Diageo Italia S.p.A.

Japan

9-7-1 Akasaka, Minato-ku, Tokyo 164-0001

Diageo Japan K.K.

Kenya

L R NO 1870/1/176, Aln House, Eldama Ravine Close, off Eldama Ravine Road, Westlands, Nairobi

Diageo Kenya Limited

La Reunion

45 Rue Alexis De Villeneuve 97400 Saint-Denis

Diageo Reunion SAS

Lebanon

Verdun Street, Ibiza Building, Beirut, PO Box 113-5631

Diageo LENA Off-shore SAL

Mexico

Av. Ejercito Nacional, 843-B, Torre Paseo Acceso B, 2, Mexico City , 11520

Diageo Mexico II, S.A. de C.V.

Calle Gobernador Rafael Rebollar 95, Col San Miguel de Chapultepec, Del Miguel Hidalgo CP 11850, Mexico City

Casa Um, S.A.P.I. de C.V.

Carretera Atotonilco - Guadalajara, Atotonilco el Alto, Jalisco, 47750

Diageo Mexico Comercializadora S.A. de C.V.

Diageo Mexico S.A. de C.V.

Independencia SN Santiago, Matatlán, Oaxaca 70440

Sombra Mezcal S. de R.L. de S.V.

Porfirio Diaz 17, Jalisco, 47750, Atotonilco el Alto

Diageo Mexico Agavera S.A. de C.V.

Diageo Mexico Operaciones S.A. de C.V.

Diageo Mexico Spirits

Don Julio Agavera S.A. de C.V.

Mozambique

Estrada Nacional numero 1, Micanhine, Marracuene

Diageo Supply Marracuene Lda

Netherlands

De Ruyterkades, Postbus 2852 1000cw Amsterdam

United Distillers & Vintners (SJ) B.V.[2]

Molenwerf 12, 1014 BG, Amsterdam

Diageo Atlantic B.V.

Diageo Brands B.V.

Diageo Capital B.V.[1]

Diageo Highlands Holding B.V.

Diageo Holdings Netherlands B.V.

Diageo Nederland B.V.

Diageo Relay B.V.

Global Farming Initiative B.V.

Justerini & Brooks Importers B.V.

Selviac Nederland B.V.

New Zealand

123 Carlton Gore Road, Level 2, Newmarket, 1023, Auckland

Diageo New Zealand Limited[3]

Nigeria

Oba Akran Avenue Ikeja, 24, Lagos, PMB 21071, 100001

Diageo Brands Nigeria Ltd

Norway

Apotekergata 10, 0180 Oslo

Diageo Norway AS

Panama

Costa del Este, Ave La Rotonda, Business Park, Torre V. piso 15 Panama City

Diageo Panama S.A.

Panama City, West Boulevard, PH ARIFA, 9th and 10th, Santa Maria Business

Diageo Taiwan Inc.

Paraguay

Avda Aviadores del Chaco 2050. Edificio World Trade Center. Torre 3 piso 11

Diageo Paraguay S.R.L.

Peru

Victor Andres Belaunde 147, Via Principal 133, Interior 107, Piso 10, San Isidro, Lima

Diageo Peru S.A.

Philippines

10th Floor Commerce and Industry Plaza Building, McKinley Hill Dr, Taguig, 1634

Diageo Asia Pacific Shared Services Centre Limited Inc.

Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

Diageo Export SR Inc.[2]

Diageo Philippines Free Port Inc.[2]

Diageo Philippines Inc.

North Island United Enterprise Holdings Inc.[2]

Unit 3 G/F, 134 Legaspi Parkview Condominium, Carlos Palanca Street cor. Legaspi Street, Makati City

Chat Noir Co. Inc.

Poland

Przyokopowa Str. 31, PL 01 – 208 Warsaw

Diageo Polska Sp. z o.o.

Portugal

Avenida D. Joao II, No 50, piso 2, letra D, Edificio Mar Vermelho, 1990-095 Lisboa

Diageo Portugal - Distribuidora de Bebidas, Unipessoal, Lda

Romania

Expo Business Park, Street Aviator Popisteanu 54A, Cladirea 2, et 1-3, Sector 1, Bucharest, 012244

Diageo Balkans S.R.L.

Russia

Kaspiyskaya Street, 22, main bld. 1, bld. 5, floor 3, apartment VII, room 31a, 115304, Moscow

D Distribution Joint-Stock Company[2]

Diageo Brands Distributors LLC[2]

Singapore

112 Robinson Road, 1, 5th Floor, 1, Singapore 68902

Diageo Singapore Pte. Ltd

Streetcar Investment Holding Pte. Ltd

South Africa

Building 3, Maxwell Office Park, Magwa Crescent West, Waterfall City, Midrand, 2090

FINANCIAL STATEMENTS *continued*

Diageo South Africa (Pty) Limited

United Distillers Southern Africa (Proprietary) Limited

South Korea

932-94, Daewol-ro, Daewol-myun, Icheon-shi, Gyeonggi-do, Icheon, 17342

Diageo Korea Co. Ltd

Spain

Avda de la Victoria 32, Edificio Spirit, 28023, Madrid

Diageo Espana S.A.

Sweden

Gavlegatan street 22/C, 11330, Stockholm

Diageo Sweden AB

Switzerland

Place de la Gare 12, Lausanne, 1003

Diageo Suisse S.A.

Tanzania

CRB Africa Legal Attorneys, Plot 60, Ursino Street P.O. Box 32840, Dar es Salaam

Sumagro Limited(2)

Türkyie

Esentepe Mah. Bahar Sk. Ozdilek River Plaza Vyndham Grand Apt. No 13/25 Sisli, Istanbul

Mey Alkollü İçkiler Sanayi ve Ticaret A.Ş.

Mey İçki Sanayi ve Ticaret A.Ş.

Ukraine

1v Pavla Tychyny avenue , 2152, Kyiv

Diageo Ukraine LLC

United Kingdom

11 Lochside Place, Edinburgh, EH12 9HA

Arthur Bell & Sons Limited(2)

Copper Dog Whisky Limited

Diageo Capital plc(1)

Diageo Scotland Limited

J & B Scotland Limited(2)

John Haig & Company Limited

The Lochnagar Distillery Limited(2)

William Sanderson and Son Limited(2)

Zepf Technologies UK Limited

16 Great Marlborough St, London, W1F 7HS

Anna Seed 83 Limited

Cellarers (Wines) Limited

Chase Distillery (Holdings) Limited

Chase Distillery Limited

Diageo (IH) Limited(2)

Diageo Distribution Company Limited

Diageo DV Limited

Diageo Eire Finance & Co(2)

Diageo Employee Shares Nominees Limited(1),(2)

Diageo Finance plc(1)

Diageo Finance US Limited

Diageo Financing Turkey Limited

Diageo Great Britain Limited

Diageo Healthcare Limited(2)

Diageo HF Holdings Limited

Diageo Holdings Limited(1)

Diageo Holland Investments Limited(2)

Diageo Investment Holdings Limited

Diageo Overseas Holdings Limited(6)

Diageo Scotland Investment Limited

Diageo Share Ownership Trustees Limited(1),(2)

Diageo UK Turkey Holdings Limited

Diageo UK Turkey Limited

Grand Metropolitan Capital Company Limited

Grand Metropolitan Estates Limited

Grand Metropolitan International Holdings Limited

Grand Metropolitan Limited

Guinness Limited(1)

Guinness Overseas Holdings Limited(1)

Guinness Overseas Limited

James Buchanan & Company Limited(2)

John Walker and Sons Limited(2)

Kanlaon Ltd

Mr Black UK Ltd

Tanqueray Gordon and Company, Limited(1)

The Distillers Company (Biochemicals) Limited(2)

The Pimm's Drinks Company Limited(2)

Tipplesworth Limited

UDV (SJ) Holdings Limited(1)

UDV (SJ) Limited

United Distillers France Limited

3rd Floor Capital House, 3 Upper Queen Street, Belfast

Diageo Global Supply IBC Limited

Diageo Northern Ireland Limited(1)

S & B Production Limited

61 St. James's Street, London, SW1A 1LZ

Justerini & Brooks, Limited

United States

1 Estate Annaberg & Shannon Grove, RR1 Box 9400, Kingshill, VI 00850-9703

Diageo USVI Inc.

1209 Orange Street, New Castle, Delaware 19801

DV Technology LLC

1425 South Kingstown Road, South Kingstown, RI 02879

Diageo Loyal Spirits Corporation

1521 Concord Pike Suite 201, Wilmington, DE 19803

21 Seeds Inc.

ASL Leasing and Investment LLC

DeLeon Holdco LLC

PDX Spirits LLC

Sombra Holdings LLC

175 Greenwich Street, Three World Trade Center, New York, NY 10007

Ballroom Acquisition, Inc.

Davos Services LLC

Diageo Americas Inc.

Diageo Americas Supply Inc.

Diageo Beer Company USA

Diageo Inc.

Diageo Investment Corporation

Diageo Latin America & Caribbean LLC

Diageo Non-Alcohol Beverages LLC

Diageo North America, Inc.(5)

Liquor Investment LLC

Soh Spirits LLC

Stirrings LLC

The Bulleit Distillery, Inc.(2)

Whisky Archive Inc.

3411 Silverside Road Tatnall Building, Ste 104 Wilmington, DE 19810

Casamigos Spirits Company LLC

Casamigos Tequila LLC

CT Staffing Services LLC

Vivanda Inc.

381 Park Avenue South, Suite 1015, New York, NY 10016

Aviation Gin LLC

Davos Brands LLC

5444 Westheimer 1000, Houston, TX 77056

Balcones Distilling LLC

Uruguay

Pasaje Paseo De Las Carretas, 2580, oficina 1301, Montevideo

Diageo Uruguay S.A.

Venezuela

Av Intercomunal Alí Primera, Los Taques, Estado Falcón

DV Paraguana, C.A.(2)

Av La Hormiga con Intersección de la Carretera via Payara, C.C. Tierra Buena Acarigua

Mull Trading C.A.(2)

Av. Circunvalacion Norte (Jose Asunsion Rodriguez) Edificio Distribuidora Metropol, Porlamar, Estado Nueva Esparta

Clyde Trading, C.A.(5)

Cupar Trading, C.A.(5)

Diageo Nueva Esparta, C.A.(2)

DV Trading, C.A.(5)

Zeta Importers C.A.(5)

Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060

Diageo Venezuela C.A.

Calle 1 Este, Edificio y Galpon BTP, Zona Industrial La Caracarita, Municipio Los Guayos, estado Carabobo

Arran Tradings, C.A.

Calle 1 con calle Calle 1 Este, Edificio y Galpon BTP, Zona Industrial La Caracarita, Municipio Los Guayos, estado Carabobo

DV Release, C.A.

Islay Trading, C.A.

L4L Trading, C.A.

Lismore Trading, C.A.

Skye Trading C.A.

Carretera Nacional Acarigua-Barquisimeto Casa Agropecuaria Las Marias I C.A.S-N Sector los Guayones La Miel, Lara.

Agropecuarias Las Marias I C.A.

Vietnam

No. 157, 21/8 Street, Phuoc My Ward, Phan Rang - Thap Cham City, Ninh Thuan Province

Diageo Vietnam

Zimbabwe

48 Midlothian Avenue, Eastlea, Harare

International Distillers - Zimbabwe (Private) Limited(2)

SUBSIDIARIES WHERE THE EFFECTIVE INTEREST IS LESS THAN 100%

Angola

Rua Dom Eduardo Andre Muaca, S/No, LOTE C4, Luanda

DIREF Industria de Bebidas, Lda-Angola JV - 50.10%

British Virgin Islands

Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola

Rum Creation & Products Inc.(4) - 50.00%

Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola

Palmer Investment Group Limited(2),(9) - 55.88%

USL Holdings Limited(2),(9) - 55.88%

China

27 Shuijing Street, Jinjiang District, Chengdu, 610065

Chengdu Shuijingfang Fangcang Liquor Sales Co. Ltd(10) - 63.16%

41F, One Museum Place, 669 Xinzha Road, Jingan District, Shanghai

Swellfun (Shanghai) Consulting Co. Ltd(10) - 63.16%

No. 21 Shuijing Street, Jinjiang District, Chengdu, 610011

Chengdu Swellfun Marketing Co. Limited(10) - 63.16%

No. 38 Jiuyuan Road, Kongming Street, Qionglai, Chengdu

Chengdu Swellfun Liquor Co. Limited(10) - 63.16%

No. 7 Guanghua Road, Chaoyang District, Beijing, 100020

Swellfun (Beijing) Consulting Co. Ltd(10) - 63.16%

No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Chengdu Jianghai Trade Development Co. Limited(10) - 63.16%

Chengdu Tengyuan Liquor Marketing Co. Limited(10) - 63.16%

Sichuan Swellfun Co. Ltd(10) - 63.16%

No. 998, Juanxing Road, Hongguang County, Chengdu, 610000

Chengdu Ruijin Trading Co. Limited(10) - 63.16%

Cuba

211 Avenida Malecón, entre J y K, Vedado, Plaza de la Revolución, La Habana

Ron Santiago S.A. - 50.00%

Ghana

Guinness Brewery, Plot 1 Block L, Industrial Area, Kaasi, P.O. Box 1536, Kumasi

Guinness Ghana Breweries PLC - 80.40%

Guatemala

Calle 8-19 zona 9, Quetzaltenango

Anejos De Altura, S.A. - 50.00%

Hungary

Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Employee Ownership Program Organization - 99.94%

India

UB Tower, 24 Vittal Mallya Road, Bangalore, 560001

Royal Challengers Sports Private Limited(9) - 55.88%

United Spirits Limited(9) - 55.88%

Indonesia

Jl. Raya Kaba-Kaba No. 88, Banjar Carik Padang, Desa Nyambu, Kecamatan Kediri, Kabupaten Tabanan, Provinsi Bali

PT Langgeng Kreasi Jayaprima - 80.00%

Kenya

5th Floor, Garden City Business Park, Block A, Garden City Road, Off Exit 7, Thika Superhighway, Nairobi, P.O. Box 30161-00100

Kenya Breweries Limited(5) - 65.00%

UDV Kenya Limited - 83.79%

Garden City Business Park, 5th Floor, P.O. Office Box Number 30161-00100, Nairobi

East African Breweries PLC - 65.00%

Kampala Road, Industrial Area, Nairobi, P.O. Box 41412-00100

East African Maltings Limited - 65.00%

Tusker House, Ruaraka, P.O. Box 30161, 00100 Nairobi GPO

Allsopp (East Africa) Limited(2) - 63.05%

EABL International Limited(2) - 65.00%

Tembo Properties Limited(2) - 65.00%

Lebanon

Beirut Symposium Bldg, 10th floor, Beirut, P.O. Box 113-5250

Diageo - Lebanon SAL - 84.99%

Verdun Street, Ibiza Building, Beirut, P.O. Box 113-5631

Diageo Lebanon Holding SAL - 99.98%

Mauritius

IFS Court, Twenty Eight, Cybercity, Ebene

Asian Opportunities and Investment Limited(2),(9) - 55.88%

Netherlands

Molenwerf 12, 1014 BG, Amsterdam

Ketel One Worldwide B.V.(4) - 50.00%

Nigeria

Oba Akran Avenue Ikeja, 24, Lagos, PMB 21071, 100001

Guinness Nigeria PLC - 58.02%

North Cyprus

Sehit Mehmet Cetin Sokak, Kucuk Sanayi Bölgesi 4, 99450, Gazi Magusa

Turk Alkollu Icki ve Sarap Endustri Ltd - 66.00%

Philippines

Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

ULM Holdings Inc.(2) - 40.00%

United Distillers & Vintners Philippines Inc(2) - 99.95%

Rwanda

Kimihurura, Gasabo, Umujyi was Kigali, 7130 Port Bell Luzira

East African Breweries Rwanda Limited - 65.00%

Seychelles

O'Brien House, 273 Le Rocher, Mahe

Seychelles Breweries Limited - 54.40%

South Sudan

Southern Sudan African Park Hotel, Juba Town

East African Beverages (Southern Sudan) Limited(2) - 64.35%

Tanzania

2nd Floor, East Wing TDFL Building, Ohio street, P.O. Box 32840 Dar es Salaam

EABL (Tanzania) Limited[2] - 65.00%

Plot 117/2, Access Road, Nelson Mandela Expressway, Chang'Ombe Industrial Area, P.O. Box 41080, Dar es Salaam

Serengeti Breweries Limited[3] - 55.25%

Uganda

Plot 3-17 Port Bell Road, Luzira, Kampala, P.O. Box 7130

Uganda Breweries Limited - 63.82%

Plot No 1 Malt Road, Portbell Luzira P.O. Box 3221 Kampala

International Distillers Uganda Limited - 65.00%

Tusker House, Ruaraka, P.O. Box 30161, 00100 Nairobi GPO

East African Maltings (Uganda) Limited[2] - 65.00%

United Kingdom

11 Lochside Place, Edinburgh, EH12 9HA

Lochside MWS Limited Partnership

McDowell & Co. (Scotland) Ltd[2,9] - 55.88%

16 Great Marlborough St, London, W1F 7HS

Diageo Pension Trust Limited[1,8] - 55.00%

Lakeside MWS Limited Liability Partnership

Seedlip Ltd - 91.00%

Shaw Wallace Overseas Limited[2,9] - 55.88%

United Spirits (Great Britain) Limited[2,9] - 55.88%

United Spirits (UK) Limited[2,9] - 55.88%

USL Holdings (UK) Limited[2,9] - 55.88%

United States

175 Greenwich Street, Three World Trade Center, New York, NY 10007

California Simulcast Inc.[2] - 80.00%

Seedlip Inc. - 91.00%

2950 North Loop W Ste 1200 Houston, TX 77092-8808

Far West Spirits LLC - 99.00%

Venezuela

Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060

Industrias Pampero C.A. - 96.80%

Vietnam

621 Pham Van Chi Street, District 6, Ho Chi Minh City

Vietnam Spirits and Wine Ltd - 55.00%

ASSOCIATES

Australia

50 Bertie Street, Port Melbourne, Victoria 3207

New World Whisky Distillery PTY Limited - 30.00%

Denmark

Stauningvej 38, 6900 Skjern

Stauning Whisky Holding ApS - 40.00%

France

24/32 rue Jean Goujon, 75008 Paris

Moët Hennessy International - 34.00%

Moët Hennessy, SAS - 34.00%

Hungary

Soroksari ut 26, Budapest, 1095

Zwack Unicum plc - 26.00%

India

E-47/5., Okhla Industrial Area, Phase II, New Delhi, South Delhi, DL 110020

Nao Spirits & Beverages Private Limited - 30.00%

Italy

Via Tortona 15, 20144, Milan

Nioctime S.R.L. - 49.00%

Japan

845-3 Kaminokawa, Hiyoshi-cho Hioki-shi, Kagoshima

Komasa Kanosuke Distillery Company Ltd - 12.50%

Netherlands

Ceresstraat 1, 4811 CA Breda

Canbrew B.V.[4] - 28.16%

Spain

Calle General Vara del Rey 5, 1 Piso, 26003 Logroño, La Rioja

El Bandarra, S.L. - 25.00%

Calle Malí, 7 La Laguna, 38320 Santa Cruz de Tenerife

Compania Cervecera De Canarias, S.A. - 20.00%

United Kingdom

354 Castlehill, The Royal Mile, Edinburgh, EH1 2NE

The Scotch Whisky Heritage Centre Limited - 29.00%

39-45 Bermondsey Street, London, SE1 3XF

London Botanical Drinks Limited - 20.00%

64 New Cavendish Street, London, W1G 8TB

Pulpex Limited - 28.93%

8 King Edward Street, Oxford, OX1 4HL

Still On The Hill Limited - 28.57%

Ballindalloch Castle, Ballindalloch, Banffshire AB37 9AX

Ballindalloch Distillery LLP - 33.33%

Harbourside Brewery, Tretoil Farm, Bodmin, Cornwall, PL30 5BA

The Southwest Fermentorium Limited - 25.00%

Here 470 Bath Road, Arnos Vale, Bristol, BS4 3AP

Caleno Drinks Ltd - 20.00%

International House, 64 Nile Street, London, England, N1 7SR

Las Olas Limited - 33.33%

The Biscuit Factory, 4-6 Anderson Place, EH6 5NP, Edinburgh

Freshwater Spirits Company Ltd - 25.00%

United States

1045 Dodge Lane Fallon, NV 89406

Nevada Spirits DE, LLC - 24.19%

1209 Orange Street, Wilmington, DE 19801

Gourmet Grade LLC - 19.41%

1521 Concord Pike Suite 201, Wilmington, DE 19803

Browned Butter Bottling LLC - 40.00%

16192 Coastal Highway, Lewes, Delaware 19958

Ironroot Republic Holdings LLC - 31.95%

1935 W. Irving Park Chicago, IL 60613

Ritual Beverage Company LLC - 30.05%

251 Little Falls Drive, Wilmington, Delaware 19808

VineLab Inc. - 26.22%

545 Johnson Avenue, Brooklyn, NY 11237

Analog Liquid LLC - 27.78%

6220 Avalon Boulevard, Suite 220, Alpharetta, GA 30009

Pronghorn Initiative Holdings, LLC - 49.00%

65 SE Washington Street Portland, OR 97214

House Spirits Distillery LLC - 29.85%

735 10th Street, Fortuna, CA 95540

Redwood Spirits LLC - 25.00%

8601296, TT Administrative Services LLC, 888 SW Fifth Avenue, Ste 1600, Portland, Oregon, 97204

Wilderton LLC - 27.78%

Vietnam

94 Lo Duc Street, Pham Dinh Ho Ward, Hai Ba Trung District, Ha Noi City

Hanoi Liquor and Beverage Joint Stock Company (Halico) - 45.57%

JOINT VENTURES

Costa Rica

Heredia-Flores Llorente, Cervecería de Costa Rica, Edificio Corporativo de FIFCO

HA&COM Bebidas del Mundo, S.A. - 50.00%

India

G-8, First Floor, Hauz Khas, 110016, New Delhi

Inspired Hospitality Private Limited - 15.00%

United Kingdom

9 Wheatfield Road, EDINBURGH, EH11 2PX

Lothian Distillers Limited - 50.00%

The North British Distillery Company Limited - 50.00%

JOINT OPERATIONS[12]

China

804A, 488 Middle Yincheng Road, Shanghai, Pilot Free Trade Zone

Moët Hennessy Diageo (China) Co. Ltd[11] - 67.00%

Dominican Republic

Segunda (2da) Street, Los Platanitos, Santiago

Industria de Licores Internationales S.A. - 60.86%

France

105 Boulevard de la Mission Marchand, Courbevoie, 92400

Moët Hennessy Diageo SAS - 0.05%

Hong Kong

Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong

Moët Hennessy Diageo Hong Kong Limited[11] - 67.00%

Japan

13F Jimbocho Mitsui Building, 1-105 Kandajimbocho, Chiyoda-ku, Tokyo

Moët Hennessy Diageo K.K.[11] - 67.00%

Macau

Avenida Comercial de Macau, nos 251º-301, AIA Tower, Level 20, Macau

Moët Hennessy Diageo Macau Limited[11] - 67.00%

Malaysia

Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur

Moët Hennessy Diageo Malaysia Sdn Bhd.[11] - 67.00%

Netherlands

Molenwerf 12, 1014 BG, Amsterdam

Diageo-Moët Hennessy B.V.[5] - 67.00%

Singapore

83 Clemenceau Ave, 09-01 UE Square, Singapore 239920

Moët Hennessy Diageo Singapore Pte. Ltd[11] - 67.00%

Thailand

No. 944, Mitrtown Office Tower, 12th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330

Diageo Moët Hennessy (Thailand) Limited[7] - 63.02%

Ukraine

Chervonoarmiyska Street, bld. 9/2, apt. 70, Kyiv

Seagram Ukraine Limited[2] - 60.90%

United Kingdom

Persimmon House, Fulford, York YO19 4FE

Trafalgar Metropolitan Homes Limited - 50.00%

(1) Directly owned by Diageo plc.
(2) Dormant company.
(3) Ownership held in class of A shares.
(4) Ownership held in class of B shares.
(5) Ownership held in class of A shares and B shares.
(6) Ownership held in preference shares.
(7) Operation is managed by Diageo.
(8) Companies controlled by the group based on management's assessments.
(9) Based on 55.88% equity investment in USL that excludes 2.38% owned by the USL Benefit Trust.
(10) Additional 0.34% via Treasury shares at 30 June 2024
(11) Operation is managed by Moët Hennessy.
(12) Diageo shares joint control over these entities under shareholders' agreements, and Diageo's rights to profit, assets and liabilities of the companies are dependent on the performance of the group's brands rather than the effective equity ownership of the companies.

11. Post balance sheet events

On 24 July 2024, Diageo announced its agreement with LVMH to exit from their joint operation Moët Hennessy Diageo France, and the termination of the existing distribution agreements in place for France of all remaining Diageo brands, effective from 1 January 2025. In respect of the termination, the parties have agreed Diageo to pay a settlement amount, that will be accounted for in the year ending 30 June 2025.

Additional information

Contents

Unaudited financial information

1. Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Year ended 30 June 2023 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Adjustment in respect of hyperinflation

The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2024 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
Year ended 30 June 2023 reported	52.4	51.3	80.8	26.2	32.7	–	243.4
Reclassification	–	0.5	(0.5)	–	–	–	–
Disposals[1]	–	(0.1)	(6.2)	–	(1.3)	–	(7.6)
Year ended 30 June 2023 adjusted	52.4	51.7	74.1	26.2	31.4	–	235.8
Organic movement	**(2.3)**	**(0.6)**	**0.6**	**(4.1)**	**(1.9)**	**–**	**(8.3)**
Acquisitions and disposals[1]	**–**	**0.2**	**0.2**	**–**	**2.6**	**–**	**3.0**
Year ended 30 June 2024 reported	**50.1**	**51.3**	**74.9**	**22.1**	**32.1**	**–**	**230.5**
Organic movement %	**(4)**	**(1)**	**1**	**(16)**	**(6)**	**–**	**(4)**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales							
Year ended 30 June 2023 reported (re-presented)	8,859	7,245	6,484	2,714	2,864	104	28,270
Exchange	6	132	59	11	28	1	237
Reclassification	–	62	(62)	–	–	–	–
Disposals[1]	–	(7)	(377)	–	(196)	–	(580)
Hyperinflation	–	(185)	–	–	–	–	(185)
Year ended 30 June 2023 adjusted	8,865	7,247	6,104	2,725	2,696	105	27,742
Organic movement	**(351)**	**415**	**320**	**(487)**	**258**	**13**	**168**
Acquisitions and disposals[1]	**3**	**30**	**35**	**–**	**131**	**–**	**199**
Exchange	**(3)**	**(294)**	**(139)**	**172**	**(632)**	**5**	**(891)**
Hyperinflation	**–**	**626**	**–**	**22**	**25**	**–**	**673**
Year ended 30 June 2024 reported	**8,514**	**8,024**	**6,320**	**2,432**	**2,478**	**123**	**27,891**
Organic movement %	**(4)**	**6**	**5**	**(18)**	**10**	**12**	**1**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales							
Year ended 30 June 2023 reported (re-presented)	8,109	4,303	3,841	2,159	2,039	104	20,555
Exchange	6	56	55	13	21	1	152
Reclassification	–	62	(62)	–	–	–	–
Disposals[1]	–	(4)	(126)	–	(131)	–	(261)
Hyperinflation	–	(71)	–	–	–	–	(71)
Year ended 30 June 2023 adjusted	8,115	4,346	3,708	2,172	1,929	105	20,375
Organic movement	**(206)**	**124**	**164**	**(459)**	**235**	**13**	**(129)**
Acquisitions and disposals[1]	**2**	**30**	**30**	**–**	**131**	**–**	**193**
Exchange	**(3)**	**(59)**	**(85)**	**105**	**(539)**	**5**	**(576)**
Hyperinflation	**–**	**363**	**–**	**21**	**22**	**–**	**406**
Year ended 30 June 2024 reported	**7,908**	**4,804**	**3,817**	**1,839**	**1,778**	**123**	**20,269**
Organic movement %	**(3)**	**3**	**4**	**(21)**	**12**	**12**	**(1)**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing							
Year ended 30 June 2023 reported (re-presented)	1,631	765	655	355	235	22	3,663
Exchange	(1)	8	4	–	(3)	2	10
Reclassification	–	1	(1)	–	(12)	–	(12)
Disposals[1]	–	–	(13)	–	(5)	–	(18)
Hyperinflation	–	(7)	–	–	–	–	(7)
Year ended 30 June 2023 adjusted	1,630	767	645	355	215	24	3,636
Organic movement	**(10)**	**34**	**16**	**(70)**	**35**	**2**	**7**
Acquisitions and disposals[1]	**5**	**22**	**5**	**–**	**4**	**–**	**36**
Exchange	**2**	**10**	**(15)**	**21**	**(50)**	**3**	**(29)**
Hyperinflation	**–**	**40**	**–**	**–**	**1**	**–**	**41**
Year ended 30 June 2024 reported	**1,627**	**873**	**651**	**306**	**205**	**29**	**3,691**
Organic movement %	**(1)**	**4**	**2**	**(20)**	**16**	**8**	**–**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items							
Year ended 30 June 2023 reported (re-presented)	3,222	1,312	1,104	783	289	(397)	6,313
Exchange[(2)]	27	(2)	29	42	110	45	251
Reclassification	–	47	(47)	–	–	–	–
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(122)	(30)	–	(1)	–	–	(153)
Acquisitions and disposals[(1)]	2	17	(32)	–	(38)	–	(51)
Hyperinflation	–	19	–	–	–	–	19
Year ended 30 June 2023 adjusted	3,129	1,363	1,054	824	361	(352)	6,379
Organic movement	**(142)**	**(15)**	**60**	**(302)**	**86**	**9**	**(304)**
Acquisitions and disposals[(1)]	**(12)**	**(14)**	**7**	**–**	**27**	**–**	**8**
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	**128**	**27**	**–**	**–**	**–**	**–**	**155**
Fair value remeasurement of biological assets	**–**	**–**	**–**	**(16)**	**–**	**–**	**(16)**
Exchange[(2)]	**133**	**26**	**(58)**	**(5)**	**(332)**	**(23)**	**(259)**
Hyperinflation	**–**	**(8)**	**–**	**1**	**(11)**	**–**	**(18)**
Year ended 30 June 2024 reported	**3,236**	**1,379**	**1,063**	**502**	**131**	**(366)**	**5,945**
Organic movement %	**(5)**	**(1)**	**6**	**(37)**	**24**	**3**	**(5)**
Organic operating margin % [(3)]							
Year ended 30 June 2024	**37.8**	**30.2**	**28.8**	**30.5**	**20.7**	**n/a**	**30.0**
Year ended 30 June 2023	38.6	31.4	28.4	37.9	18.7	n/a	31.3
Organic operating margin movement (bps)	**(79)**	**(121)**	**35**	**(746)**	**194**	**n/a**	**(130)**

(1) Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2024, are detailed on page 231.
(2) The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.
(3) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

(i) For the reconciliation of sales to net sales, see page 45.
(ii) Percentages and margin movements are calculated on rounded figures.

In the year ended 30 June 2024, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (1) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2023 (re-presented)					
Acquisitions					
Balcones Distilling	–	–	–	–	2
Don Papa Rum	–	–	–	–	20
	–	–	–	–	22
Disposals					
USL Popular brands	(5.9)	(277)	(43)	–	(6)
Archers brand	(0.1)	(7)	(4)	–	(3)
Windsor	(0.3)	(100)	(83)	(13)	(26)
Guinness Cameroun S.A.	(1.3)	(196)	(131)	(5)	(38)
	(7.6)	(580)	(261)	(18)	(73)
Acquisitions and disposals	**(7.6)**	**(580)**	**(261)**	**(18)**	**(51)**
Year ended 30 June 2024					
Acquisitions					
Mr Black	**–**	**3**	**2**	**1**	**(4)**
Balcones Distilling	**–**	**–**	**–**	**4**	**(8)**
Gordon's	**1.2**	**105**	**105**	**4**	**8**
Don Papa Rum	**0.2**	**30**	**30**	**22**	**(14)**
	1.4	**138**	**137**	**31**	**(18)**
Disposals					
Windsor	**0.2**	**35**	**30**	**5**	**7**
Guinness Cameroun S.A.	**1.4**	**26**	**26**	**–**	**19**
	1.6	**61**	**56**	**5**	**26**
Acquisitions and disposals	**3.0**	**199**	**193**	**36**	**8**

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Profit attributable to equity shareholders of the parent company	**3,870**	4,445
Exceptional operating and non-operating items	**14**	402
Exceptional tax items and tax in respect of exceptional operating and non-operating items	**24**	(226)
Exceptional items attributable to non-controlling interests	**104**	(173)
Profit attributable to equity shareholders of the parent company before exceptional items	**4,012**	4,448
Weighted average number of shares	**million**	million
Shares in issue excluding own shares	**2,234**	2,264
Dilutive potential ordinary shares	**5**	7
Diluted shares in issue excluding own shares	**2,239**	2,271
	cents	cents
Basic earnings per share before exceptional items	**179.6**	196.5
Diluted earnings per share before exceptional items	**179.2**	195.9

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The Directors and management have redefined free cash flow to exclude the adjustment for cash paid or received in respect of loans and other investments. The group's management believes the redefined free cash flow definition is a more appropriate measure of the ongoing cash generation of the group. The presentation of free cash flow for the year ended 30 June 2023 has been aligned to free cash flow for the year ended 30 June 2024.

Free cash flow reconciliations for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Net cash inflow from operating activities	**4,105**	3,636
Disposal of property, plant and equipment and computer software	**14**	16
Purchase of property, plant and equipment and computer software	**(1,510)**	(1,417)
Free cash flow	**2,609**	2,235

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2024 and 30 June 2023 were as follows:

	2024 $ million	2023 re-presented $ million
Profit for the year	**4,166**	4,479
Taxation	**1,294**	1,163
Share of after tax results of associates and joint ventures	**(414)**	(443)
Net finance charges	**885**	712
Non-operating items	**70**	(364)
Operating profit	**6,001**	5,547
Exceptional operating items	**(56)**	766
Fair value remeasurements	**(141)**	(153)
Depreciation, amortisation and impairment[1]	**678**	597
Hyperinflation adjustment	**6**	(33)
Retranslation to budgeted exchange rates	**248**	512
	6,736	7,236
Cash generated from operations	**6,065**	5,744
Net exceptional cash paid[2]	**185**	30
Post-employment payments less amounts included in operating profit[1]	**18**	31
Net movement in maturing inventories[3]	**577**	693
Provision movement	**29**	81
Dividends received	**(269)**	(271)
Other items[1]	**(88)**	17
Hyperinflation adjustment	**(23)**	(34)
Retranslation to budgeted exchange rates	**216**	461
	6,710	6,752
Operating cash conversion	**99.6%**	**93.3%**

(1) Excluding exceptional items.
(2) Exceptional cash payments in operating cash flow for various litigation matters were $102 million (2023 – $nil), for distribution termination fee was $55 million (2023 – $nil), for the supply chain agility programme was $26 million (2023 – $14 million) and for winding down our Russian operations was $2 million (2023 – $16 million).
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/liabilities (net of deferred tax) and average net borrowings.

The Directors and management have redefined the return on average invested capital to exclude the previous adjustment in respect of average integration and restructuring costs (net of tax) and goodwill at 1 July 2004 from average invested capital. The presentation of return on average invested capital for the year ended 30 June 2023 has been aligned with the year ended 30 June 2024.

Calculations for the return on average invested capital for the 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Operating profit	6,001	5,547
Exceptional operating items	(56)	766
Profit before exceptional operating items attributable to non-controlling interests	(192)	(207)
Share of after tax results of associates and joint ventures	414	443
Tax at the tax rate before exceptional items of 23.2% (2023 – 23.0%)	(1,475)	(1,554)
	4,692	4,995
Average net assets (excluding net post-employment benefit assets/liabilities)	11,270	10,914
Average non-controlling interests	(1,941)	(2,001)
Average net borrowings	20,361	18,297
Average invested capital	29,690	27,210
Return on average invested capital	15.8%	18.4%

Adjusted net borrowings to adjusted EBITDA

Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Borrowings due within one year	2,885	2,142
Borrowings due after one year	18,616	18,649
Fair value of foreign currency derivatives and interest rate hedging instruments	42	40
Lease liabilities	604	564
Less: Cash and cash equivalents	(1,130)	(1,813)
Net borrowings	21,017	19,582
Post-employment benefit liabilities before tax	429	471
Adjusted net borrowings	21,446	20,053
Profit for the year	4,166	4,479
Taxation	1,294	1,163
Net finance charges	885	712
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	678	597
Exceptional accelerated depreciation and impairment	(185)	700
EBITDA	6,838	7,651
Exceptional operating items (excluding accelerated depreciation and impairment)	129	66
Non-operating items	70	(364)
Adjusted EBITDA	7,037	7,353
Adjusted net borrowings to adjusted EBITDA	3.0	2.7

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Taxation on profit (a)	1,294	1,163
Tax in respect of exceptional items	(24)	158
Exceptional tax credit	–	68
Tax before exceptional items (b)	1,270	1,389
Profit before taxation (c)	5,460	5,642
Non-operating items	70	(364)
Exceptional operating items	(56)	766
Profit before taxation and exceptional items (d)	5,474	6,044
Tax rate after exceptional items (a/c)	23.7 %	20.6 %
Tax rate before exceptional items (b/d)	23.2 %	23.0 %

Other definitions

Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

2. Contractual obligations and other commitments

	Payments due by period				
	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million	Total $ million
As at 30 June 2024					
Long-term debt obligations	2,388	4,992	4,258	9,812	21,450
Interest obligations	791	1,043	789	1,866	4,489
Credit support obligations	14	–	–	–	14
Purchase obligations	2,413	1,009	389	37	3,848
Commitments for short-term leases and leases of low-value assets	16	6	1	–	23
Provisions and other non-current payables	101	225	187	192	705
Lease obligations	114	178	117	310	719
Capital commitments	780	3	–	–	783
Other financial liabilities	198	–	–	–	198
Total	6,815	7,456	5,741	12,217	32,229

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long-term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.

Corporate tax payable of $136 million and deferred tax liabilities of $2,947 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Management believe that it has sufficient funding for its working capital requirements.

3. Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 25 outlook, Diageo's medium-term guidance, Diageo's supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements relating to Diageo's performance for the year ending 30 June 2025 or thereafter. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to):
(i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of Russia's invasion of Ukraine and the conflict in the Middle East and macroeconomic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or non-alcoholic products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to successfully execute its strategic business transformation projects; (xvi) Diageo's ability to derive the expected benefits from its business strategies, including Diageo's investments in e-commerce and its luxury portfolio; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with Diageo's products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo's pension plans; (xx) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.

In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and therefore, our actual results and developments could differ materially from those expressed or implied by the ESG-related forward-looking statements in this document.

In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, Diageo may have to re-evaluate its progress and adapt its approach towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develop rapidly.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report on Form 20-F for the year ended 30 June 2024.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

All readers, wherever located, should take note of these disclosures. This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

Reporting *boundaries* and *methodologies*

The non-financial reporting boundaries and methodologies outlined here relate to the social and environmental performance disclosures set out in the Annual Report and the ESG Reporting Index. Any exceptions, differences or deviations from or limitations on these general reporting methodologies and boundaries are explicitly noted alongside the respective metrics in the subsequent tables that follow.

General reporting methodology and boundaries, covering both non-environmental and environmental metric reporting

Our non-financial reporting presents relevant information that is based on the data available at the time of publication, while being transparent about its limitations.

I. Reporting period

Our reporting covers the financial year ended 30 June 2024 unless indicated otherwise.

II. Scope

Unless stated otherwise[1], the scope of all non-financial data disclosed in the Annual Report and the ESG Reporting Index encompasses the performance of Diageo plc's worldwide operations and its subsidiaries, along with the proportionate contribution of results from significant joint ventures, associates and joint operations. Deviations from the reporting scope depend on the nature of each performance metric and any differences are explained for each performance metric below.

We have defined reporting boundaries for those targets and metrics which are part of our 'Spirit of Progress' action plan, including those under the banner "Doing Business the Right Way". The reporting boundaries for all metrics and targets are based on the nature of each indicator and, in the case of our greenhouse gas (GHG) emissions metrics, with reference to the Greenhouse Gas Protocol.

Environmental data and health and safety data is collected and reported for all operational sites and office sites with more than 50 employees where we have operational control ('direct operations')[2]. The environmental impacts associated with leased facilities where we do not have operational control or have less than 50 employees are excluded and considered immaterial to the company's overall impacts. The environmental and health and safety impacts associated with leased or third-party manufacturing units, where we have a lease arrangement under International Financial Reporting Standards (IFRS), are excluded from our direct operations data.

(1) Non-financial information, including baseline information, excludes the performance attributable to one of our business units in Greater China due to local regulatory restrictions. We believe the exclusion of this data does not materially impact our non-financial performance.
(2) We define operational control using the definition of accounting standards for most of our ESG metrics. For greenhouse gas emissions, our definition is aligned with the Greenhouse Gas Protocol. Any exceptions, limitations and judgements, including around interpretation of the GHG protocol, are explained under each performance metric.

All company-owned vehicles, specifically all vehicles used and re-fuelled on Diageo's premises, are included in direct operation greenhouse gas emissions (Scope 1 and 2). The emissions associated with leased vehicles not under our control are included in our indirect greenhouse gas emissions (Scope 3). In limited instances, Diageo has ownership of some benefit cars which are not used and re-fuelled on Diageo operational sites. The emissions associated with these cars are included in our indirect greenhouse gas emissions (Scope 3).

Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science based approach to net zero covers greenhouse gas emission Scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero.

'Carbon neutral' or 'carbon neutrality' refers to an outcome in which greenhouse gas emissions have been neutralised, through a combination of emissions reduction efforts and the purchase of carbon offsets/credits, resulting in no net release of carbon dioxide. Any carbon offset purchases for discrete carbon neutral claims are specifically for certification and are not included in annually reported Diageo greenhouse gas emission footprint.

III. Baseline and targets

The financial year ended 30 June 2020 is our baseline year and applies to the majority of our 'Spirit of Progress' ambitions. If a different baseline year is used, this is described in the following pages. The baseline year is used as the basis for calculating progress against our ambitions. We aim to achieve each ambition by fiscal 30, unless otherwise stated in the following pages.

Material changes to environmental reporting boundaries and methodologies are reviewed at 2030 grain-to-glass Strategic Business Review meetings that are chaired by the President, Global Supply Chain & Procurement and Chief Sustainability Officer. The Executive Working Group - a group that leads discussion on ESG topics and our 'Spirit of Progress' plan - also reviews material changes to the reporting boundaries and methodologies on an annual basis.

IV. Acquisitions, new sites and divestments

Acquisitions are included in the consolidated reporting for all metrics from the date when control transfers or as soon as practically feasible and no later than one year after that date. This duration varies as each new acquisition has unique systems and processes that must be integrated.

New sites or site extensions are included in the scope of all metrics from the date commissioning commences.

In the case of divestments, data associated with the divestment is removed from the baseline, intervening years and current year unless otherwise stated in the following pages.

V. Restatements

We may restate prior years' data due to structural changes in our operations, including from acquisitions and divestments; improvements in data quality and calculation methods and material changes to relevant policies.

To determine whether we need to restate prior years' data, we examine whether the qualitative or quantitative impacts of the changes are material to the users of our reporting.

For a restatement of environmental data, we restate the data for the baseline year and intervening years.

In the case of our environmental data, we may restate prior years' data to reflect updates to GHG emission factors, in line with the GHG Protocol recommendations and for any changes in reporting policy that result in a change to the baseline of more than 1%. We also restate prior years' data where structural changes regarding outsourcing and insourcing have an impact of more than 1%. In certain cases, where historical data is unavailable, the environmental impacts for the baseline year and intervening years are extrapolated from current environmental impact data, based on production patterns and other relevant factors.

Any other restatement for all metrics is triggered by a benchmark threshold of 5%.

VI. Reliability and accuracy of data

We have systems, processes and controls that govern the collection, review and validation of non-financial data included in this report. Reporting boundaries and methodologies are reviewed and updated where appropriate each year by leadership teams. We are continually strengthening our data collection processes and underlying controls.

Whilst we seek to capture all information as accurately as possible, it is neither feasible nor practical to measure all data with absolute certainty. Where we have made estimates or exercised judgement, this is highlighted within the reporting methodologies for each indicator under 'Limitations'.

The metrics with the symbol Δ are subject to independent limited assurance by PricewaterhouseCoopers LLP – see pages 258-261 of this document and pages 118-121 of the ESG Reporting Index.

Some of our listed subsidiaries also publish sustainability information either as standalone reports or as part of their annual report.

A non-exhaustive set of examples of this reporting are linked below:

- United Spirits Limited
- Sichuan Swellfun Co.,Ltd
- East African Breweries Ltd
- Guinness Nigeria plc

VII. Reporting systems

We use four main systems to collect, validate and analyse reported data.

- Human Resources data is reported at site level primarily using Workday, our global information management systems. HR data is collected on a monthly basis for all Workday markets. Non-Workday markets data is manually captured offline. Both Workday and non-Workday markets data are then consolidated.
- Health and Safety information for performance measures is collected locally, on a monthly basis, using site held incident reports. This is collated and analysed using a web-based information management system.
- Environmental data is collected on key measures of environmental performance monthly at site and market level and consolidated for group reporting monthly. Data is collated and analysed using a web-based environmental management system.
- Market-level 'Spirit of Progress' data: Where 'Spirit of Progress' programmes are managed at a local level, data is collated every quarter. The data is compiled at market, regional and global levels, alongside our other 'Spirit of Progress' goals and is reviewed by general managers, functional leadership teams, the 2030 grain-to-glass Strategic Business Review (SBR) and the Executive Committee during quarterly meetings.

Scope and methodology of physical and transition climate risk scenario analysis reported on pages 61-66

Scenario analysis of physical risks

Important note on scenario analysis

Climate risk scenario analysis has limitations: it is not a predictor of the future and it is limited by the assumptions used, which themselves are subject to uncertainty. No single scenario is likely to materialise and we are all likely to be exposed to both physical and transition risks as the world continues to warm as a consequence of emissions already in the atmosphere. The pathway to reducing emissions is also highly variable, as governments and industry pursue a variety of means, such as introducing regulation and developing new technologies. Nevertheless, scenario analysis is a powerful tool to understand how our business could be impacted under certain plausible but severe future conditions and it allows us to understand where risks and opportunities are most likely to materialise, to understand trends and to integrate these into our strategy.

Following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we conducted scenario analysis to determine the likely financial impact of the most important physical risks on our assets and operations. The physical risks we identified of most importance were:

1. Water supply: Inability to produce brands due to constrained water supply as a result of drought caused by climate change.
2. Agricultural material supply: Increased cost of raw materials due to scarcity caused by changes in growing conditions caused by climate change.
3. Site integrity: Inability to produce products, or damage to stored products due to acute weather events (floods or storms).
4. Disruption to agricultural material supply: Inability to receive agricultural materials due to acute weather events (floods or storms).

Using available climate data and natural catastrophe-modelling techniques, our climate resilience partners calculated projected Estimated Annual Losses (EALs) and Value at Risk (VaR) for the present day and two future time periods (2030 and 2050) under two climate scenarios. For most climate variables, these climate scenarios include a 'moderate' emissions reduction pathway (RCP4.5 or SSP245) and a 'worst-case' pathway (RCP 8.5 or SSP 585). The results were expressed as:

Present day and projected EALs driven by:

- The impact of drought, river floods and tropical windstorms on owned and third-party-operated production assets.
- The impact of floods and tropical windstorms on supplier assets (glass and cans).

and present day and projected VaR associated with:

- The exposure of production assets to water stress.
- The exposure of production and supplier assets to tropical windstorms.

A summary of the scope of our physical and transition risk assessments and scenario analysis

Timeframe	Short term (0-5yrs)	Medium term (2030)	Long term (2050)
Geography	All Diageo and key third-party operations in North America, Scotland (fiscal 21); India, Africa, Mexico and Türkiye (fiscal 22); Asia Pacific, Europe and Latin America and Caribbean (fiscal 23). In fiscal 24, we assessed a further 13 new acquisitions or important third-party sites to complete our assessment.		
Risk types	**Physical risks** Water (availability, quality, temperature), temperature, flooding, landslide, wildfires, wind, humidity		**Transition risks and opportunities**
Temperature scenarios	+4 to +5°C (extreme) RCP 8.5'	+2 to +3°C (moderate) RCP 4.5'	1.5°C to 2°C (Paris agreement) RCP 2.6'

Scope					
	Raw materials 1,200+ suppliers' sites Key raw materials* (wheat, barley, maize, cane and beet sugar, vanilla, aniseed, grapes, broken rice, sorghum, agave, dairy, hops) *+4 to +5°C scenario only	**Processing** Approximately 250 Diageo and third-party operations sites Detailed assessments of 39 sites	**Distribution** Key road, rail routes Key sea ports (69)	**Risks reviewed** Policy and legal risks Technology risks Market risks Reputation risks	**Opportunities** Resource efficiency Energy source Products and services Markets
				Scenario analysis Energy Transport Packaging Raw materials	**Scenario analysis** Pack weight reduction Circular offerings

Scenario analysis of transition risks

Over fiscal years 21-24, we conducted scenario analyses of the impact on our financial performance of transition risks, stemming from a Paris-aligned scenario. Our modelling is based on a successful transition to a low-carbon economy to limit the temperature rise to 1-2°C by 2100 and assumes a variety of decarbonisation challenges and opportunities relating to ingredients, energy, packaging and transport costs and changes in demand for our products (to 2030 and 2050). Over the course of several years, we have refined the model and incorporated data relating to our entire business, including production volume, sales, raw materials and packaging costs and projected growth rates by category and market, to inform future scenarios.

In modelling the financial impact of a successful transition to a low-carbon economy, we considered two scenarios:

1. A baseline scenario which incorporates stated policies and national targets that are already in place and have detailed measures for their realisation; and
2. A transition scenario that assumes the world successfully reaches net zero emissions by 2050. This scenario considers necessary changes in the global energy sector and associated changes across all other sectors of the economy that can reasonably be modelled.

Both scenarios rely on a combination of internal assumptions (e.g. production costs, sales and margin growth rates, product mix, etc.) and external factors (e.g. carbon pricing, increased green energy production and decarbonisation of industry). External models available from the International Energy Agency, the Intergovernmental Panel on Climate Change and other institutions were supplemented where necessary by our expert partners' internal models. Together, these models gave us a range of plausible assumptions designed to capture a trajectory of changes in demand, costs, prices, regulation, technology and capital investments in relevant markets and business segments, that could result in the world achieving net zero emissions by 2050. We looked at how combinations of these changes might affect us both positively (increased demand for sustainable products) and negatively (higher costs) and estimated the combined effect on our cash flow to both 2030 and 2050. Outlined in the table on page 241 below are the materials that most affect our input costs, which may go up or down depending on the situation. We have modelled costs based on our exposure to global versus local changes; for example, glass and aluminium are procured globally, while the cost of energy, for example, is local. For each scenario, we then estimated the prices of major input costs, where relevant by geography and modelled the impact they would have on our operating profit.

Input costs assessed in the scenario analysis by geography

Region	Global	United Kingdom	United States	Canada	Mexico	Türkiye	India	Africa	Asia Pacific	LAC	Ireland
Glass	●										
Aluminium	●										
Land transport	●										
Ocean transport	●										
Energy		●	●	●	●	●	●	●	●	●	
Electricity		●	●	●	●	●	●	●	●	●	
Raw materials:											
Barley	●										
Wheat	●										
Maize	●										
Rice	●										
Sorghum	●										
Sugar	●										
Vanilla								●			
Aniseed						●					
Agave					●						
Grapes						●					
Hops	●										
Dairy											●

Promote *positive* drinking

Target	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Performance measures	• Number of people educated on the dangers of underage drinking through a Diageo-supported education programme • Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme
Definition	SMASHED is our flagship underage drinking programme, developed and delivered in partnership with Collingwood Learning (Collingwood) and sponsored by Diageo. Our SMASHED partnership aims to change attitudes to underage drinking through live theatre performances, workshops and interactive online learning experiences. **Live:** A live or virtual theatre performance in schools or other community setting, with interactive workshops for students, resources for teachers and parents, and comprehensive evaluations. **Online:** An innovative and engaging e-learning course, telling the SMASHED story through film clips, with interactive learning tools, student assessment and teacher support. **Offline:** SMASHED Online programme can also be delivered offline through PowerPoint and film clips. **People educated:** Target age group (10-17), who have participated in the live or online learning experience. Completions for online are counted only on course completion, and live completion is counted when the individuals, as recorded by the teacher, have completed the session, which is then confirmed by the local delivery partner. **Changed attitudes:** A young person who confirmed a changed attitude is someone who responds to the post-survey question by stating that they are less likely to drink underage. This is supported by evidenced progression through pre- and post-performance surveys against all other learning outcomes, with the 'less likely to drink underage' results as the core indicator.
Reporting period	1 June to 31 May. The complexity of gathering data from hundreds of schools globally with different academic years means there is a lag in reporting information from our live programmes. Each financial year we include data from 1 June to 31 May. The baseline year for the reporting of cumulative progress is our financial year ended 30 June 2018.
Scope exception	When SMASHED is delivered by a third party and is partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.

Target (continued)	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Data preparation and measurement	The number of people educated is supplied by in-country delivery partners to Collingwood through teachers and online records. We have assumed that teachers are an impartial and accurate provider of student numbers, with clear knowledge of the groups allocated to SMASHED. We have also assumed that students participating in SMASHED live and online have adequate literacy skills to understand and complete written evaluation forms. SMASHED Live operates pre- and post-evaluation surveys of the target audience of young learners. The following sampling criteria have been established to measure attitude change: • Assess at least 20% of programme participants through pre- and post-evaluation surveys. • The participants that make the 20% sample must be selected randomly. • If the sample is less than 200 people, the same participants must take the pre- and post-evaluation surveys. The number of people who confirmed changed attitude is calculated by projecting the results of the survey, for those who have confirmed in the post-survey question that they are less likely to drink underage, to the total number of people educated for the events run. From September 2022, where an audience numbers over 500 students in one session, we categorised these as 'large scale special events'. Where large scale events were run if there are a sufficient number of facilitators (ratio 1:200 students) then the full number of people educated were included. If the number of facilitators present is below this ratio, then the number of people in attendance were capped at the large-scale event number. From October 2023, we extended capping of our participants to a 1:200 teacher to student ratio across all sizes of events and formats. This enhancement balances the need for large gathering programme delivery with maintaining impactful instruction and participation. The data, alongside supporting evidence is supplied by delivery partners and then consolidated and reviewed by Collingwood before being shared with Diageo for review and reporting.
Limitations	We consider double counting to be highly unlikely, given the SMASHED activity is only delivered once to any audience within the curricular requirements for the year and our delivery partners also ensure additional quality measures, which are detailed below. No unique personal identifiers are collected, for data privacy reasons. • Where two programmes are available, we mitigate the risk of duplication by offering programmes strategically to different school areas. • Our delivering markets self-declare duplication risks proactively. These self-reported risks of duplication have been omitted from reported figures. • We request all markets document steps they take to avoid duplication of audience participation year-on-year with an annual deduplication statement. Output from these statements provide a tailored, specific, and culturally appropriate approach to avoiding double counting. • We have assumed that the number of students expected to either repeat a year group or change secondary schools is negligible, based on the most recent statistics from third parties.

Target	Extend our UNITAR partnership, and promote changes in attitudes to drink driving, reaching five million people by 2030
Performance measure	Number of people educated about the dangers of drink driving
Definition	Our Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR), primarily delivered online, is designed to help people understand the consequences of drink driving by listening to the repercussions for people who decided to get behind the wheel after drinking. All stories shared via WSOTR are real and aim to help prevent other people from making the same mistakes. The purpose is to show the effects that this decision can have on the individual and the people around them, helping viewers to consider what would happen if they were in a similar situation. We have also introduced a pilot programme called Sober versus Drink Driving. This is a gamification approach to educating people about how alcohol impacts core driving skills. The intention is to demonstrate how drinking impacts their ability to control the vehicle. We have initiated a trial in six markets and also in one of our brand homes, the Guinness Storehouse in St. James' Gate, Dublin. People educated: Any individual who completes the WSOTR training or Sober versus Drink Driving. Completions for online or in person training are only counted on course completion. Adaptations of the programmes are only made for language translation.
Scope exception	For programmes that are partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.
Reporting period	1 July to 30 June. Our baseline year is fiscal 22.
Data preparation and measurement	Data preparation depends on the format of the training. For online trainings, completions are reported daily based on Diageo's own system or via third parties who must provide back-up data. For offline trainings, data is reported quarterly and reviewed by the Diageo global team.
Limitation	-

Governance and *ethics*

Performance measure	Code of Business Conduct mandatory training
Definition	Annually, we request all Diageo employees to complete the Code of Business Conduct e-learning. This requires employees to confirm their commitment to their compliance and ethics accountabilities, and certify that they have read, understood, and complied with our Code of Business Conduct and supporting global policies.
Scope exception	Employees on long-term leave e.g. family leave, sickness leave.
Data preparation and measurement	We deliver the Code of Business Conduct e-learning through our global online training tool, Diageo My Learning Hub, which holds participation and completion records for the course. Participation and completion records are reported to market and function leadership teams and reviewed by Business Integrity leads.
Limitation	-

Performance measure	Reported and substantiated breaches
Definition	Reported breaches are potential breaches of our Code of Business Conduct, policies or standards made known to the business, either via our SpeakUp service or brought to our attention internally. Substantiated breaches are those reports that ultimately result in sufficient evidence being gathered to support the concern raised and if dismissal occurred, these employees would be recorded as a Code-related leaver.
Scope exception	-
Data preparation and measurement	We restate the number of substantiated breaches and Code-related leavers from previous years to include the outcomes of those reports made in one financial year, but for which the investigation and any associated disciplinary actions are not closed until the following financial year. This enables us to make a full and accurate year-on-year comparison.
Limitation	-

Our *people*

Health and safety

Performance measure	Lost-time accident frequency rate (LTAFR)
Definition	LTAFR is the number of lost time accidents (LTAs) for employees and contractors who work under Diageo's direct supervision. The calculation is based on actual working hours and is expressed as a rate per 1,000 full-time equivalent (Occupational Health and Safety (OH&S) FTE). OH&S FTE differs from our employee based FTE; it includes contractors. Direct supervision exists when Diageo directly defines the contractors' deliverables and the methods and processes by which the work is performed. We define an LTA as any work-related incident resulting in injury or illness, where a healthcare professional or Diageo recommends one or more full days away from work, or where a job restriction or modification prevents the employee from conducting their routine tasks and activities and from working a full shift. We consider an injury or illness to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness.
Scope exception	If the injured person did not report the accident on the same shift to their immediate line manager and/or Diageo point of contact, this accident is not in scope as work-related.
Data preparation and measurement	We collect and report safety data for all locations (manufacturing, corporate office, remote commercial and remote home working) where we have operational control, including all office sites. Each month, locations are required to collate and submit details associated with all incidents, accidents and LTAs, as well as OH&S FTE data for their site. Contractor agencies provide data on the hours worked by each contractor under Diageo's direct supervision. This is then combined with Diageo employee data to calculate the total OH&S FTE data for the month. Data is submitted by locations onto our global reporting platform on a monthly basis.
Limitation	We do not report LTAFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Total recordable accident frequency rate (TRAFR)
Definition	TRAFR includes all work-related fatalities, lost time accidents and medical treatment cases for Diageo employees wherever they carry out their work-related activities. It includes fatalities and lost time accidents for all contractors (not only those under our direct supervision) and outsourced service providers while on Diageo premises. It also includes medical treatment cases for all site-based contractors. The calculation is based on actual working hours and is expressed as a rate per 1,000 OH&S workers. Definition for 'Injury or illness' as under LTAFR.
Scope exception	The exception is the same as under LTAFR. Working hours are excluded from the calculation for contractors visiting Diageo premises for a short period of time.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report medical treatment cases for contractors visiting Diageo premises on a temporary basis.

Performance measure	Number of fatalities
Definition	A fatality includes any work-related fatality of an employee or contractor under our direct supervision in their day-to-day work environment (on or off our premises), or any work-related fatality suffered by an outsourced service provider or contractor not under our direct supervision while on our premises. We consider a fatality to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the event.
Scope exception	-
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	-

Performance measure	Lost-time injury frequency rate (LTIFR)
Definition	Lost-time injury frequency rate (LTIFR) is a standard Occupational Safety and Health Administration (OSHA) metric that measures the number of lost-time injuries occurring in a workplace per one million hours worked.
Scope exception	The scope exception is the same as LTAFR.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report LTIFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Lost-time injury rate (LTIR)
Definition	LTIR is a standard OSHA metric that calculates the number of lost-time injuries occurring in a workplace per 200,000 hours worked.
Scope exception	The scope exception is the same as LTAFR.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report LTIR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Employee Engagement Index
Definition	The Employee Engagement Index is calculated as the percentage of respondents who answer positively to three questions in our Your Voice survey: I am proud to work for Diageo; I would recommend Diageo as a great place to work; I am extremely satisfied with Diageo as a place to work.
Scope exception	Contractors and employees on long-term leave are excluded.
Reporting period	The data was collected between 2 and 26 April 2024, so the results are based on feedback from participants in that particular window.
Data preparation and measurement	The index is calculated from an anonymous annual survey run by an independent third-party.
Limitation	-

	Employee profile data	
Performance measures	**Average number of employees by region by gender**	**Average number of employees by role by gender**
Definition	Employees on a full-time equivalent basis who are directly employed by Diageo have been allocated to the region in which they reside.	Employees on a full-time equivalent basis who are directly employed by Diageo have been allocated to the role in which they occupy. We define Executive as a member of the Executive Committee; senior manager (Senior Leaders, Level 2 and Level 3) as those in top leadership positions excluding Executive Committee members; line manager as all Diageo employees (excluding Executive Committee and senior managers) with one or more direct reports; and supervised employee as all remaining Diageo employees who have no direct reports.
Scope exception	All Diageo employees on a full-time equivalent basis are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.	All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.
Data preparation and measurement	Total employee data comprises our average number of FTE employees across 12 months. The average is calculated based on the FTE numbers from the last day of each month over the past year. Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets.	Total employee data comprises our average number of FTE employees across 12 months except Executives, which are reported as of 30 June 2024 because of the small population size. The average is calculated based on the FTE numbers from the last day of each month over the past year. Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets.
Limitations	Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available. Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. Data on family leave is only available for markets where we have implemented our global HR system, Workday.	Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available. Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. Data on family leave is only available for markets where we have implemented our global HR system, Workday.

Champion *inclusion* and *diversity*

Ambition	Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030
Performance measure	Percentage of female leaders globally
Definition	Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts. Gender data is disclosed by employees themselves on a voluntary basis on our online Human Resources system (Workday).
Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations not managed by Diageo or associates where Diageo does not have operational control.
Data preparation and measurement	The performance measure is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. The total leadership population is calculated from markets that collect gender information through Workday, enabling all employees in scope to self-disclose this information.
Limitation	Where employees have chosen not to declare their gender, this information is excluded from the gender representation data.

Ambition	Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030
Performance measure	Percentage of ethnically diverse leaders globally
Definition	Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts. We define ethnically diverse as those ethnic groups who are, or were historically, systematically under-represented, disenfranchised and/or economically excluded. Ethnically diverse people can be a majority or a minority in a country. We determined eight categories of ethnicity, considering Diageo's market footprint, historic underrepresentation and alignment across regions: Asian, Black, Hispanic/Latin American, Indian, Indigenous, Middle Eastern and Turkish, Mixed and Other Ethnic Groups. Based on a third-party study commissioned by Diageo, 'Hispanic/Latin American' is adopted as a term to categorise all people originating from the Latin America and Caribbean (LAC) region, including both indigenous and historically migrant populations. For the purposes of this data gathering exercise, all employees identifying as White with a LAC nationality have been recorded as Hispanic/Latin American.
Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations not managed by Diageo or associates where Diageo does not have operational control. While Workday is live across all geographies in which leaders are based, ethnicity data collection is not legally available in Denmark, France, Italy, Portugal, Spain and Sweden. Any leaders based in these locations are not in scope.
Data preparation and measurement	The performance target is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. Ethnicity is selected by individuals within the leadership population from a pre-defined list that encompasses those ethnic types most readily seen within the specific country, based on local census and governmental data. Ethnicity data is disclosed by employees on a voluntary basis on Workday. The relevant ethnicity fields are based on the country in which the individual is employed to ensure all are culturally relevant. Employees based in India are not able to submit ethnicity data through Workday due to cultural sensitivities. Nationality is obtained by the local HR team through official identification documents during the onboarding process. For India-based employees not of Indian nationality, the local HR director confirms their ethnicity through a confidential conversation with the individual. Non-LAC nationals are mapped to their identified ethnicity.
Limitation	Employees who declined to self-identify or have not disclosed their ethnicity are not counted as ethnically diverse.

Ambition	**Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes**
Performance measure	Number of people reached through Learning for Life and other skills programmes
Definition	Our hospitality skills training programmes, including Learning for Life, aim to increase participants' employability, improve livelihoods and support a thriving hospitality sector. Our entrepreneurship programmes provide business skills related to Diageo's activities with the aim of supporting participants to start their own business. Our training courses are delivered in different ways: physical, live online sessions or via e-learning. Our training curriculums includes technical skills, life skills, sustainability and inclusion and diversity. People reached through Learning for Life: Participants are counted when an individual successfully completes the curriculum, evidenced by either online training system records or classroom records.
Scope exception	Only markets running business and hospitality programmes are in scope.
Data preparation and measurement	We collate the number of beneficiaries of Learning for Life and other skills programmes through participant programme completion records (collected face-to-face or via our online training systems) maintained by Diageo programme managers or third-party delivery partners.
Limitations	Accuracy relies on the quality of data provided by our third-party delivery partners. For entrepreneurship programmes to be included, the metric owner applies judgment in determining whether the initiatives are appropriate to be included under the definition of providing business or hospitality skills related to our value chain. Third-party delivery partners avoid double counting through checking the name of the participants on programme registration forms in the case of physical trainings or using unique identifiers for online trainings and e-learnings. Even with these procedures, there remains a limited risk of double counting which we will be addressing through increased controls in the future.

Pioneer *grain-to-glass sustainability*

Preserve *water* for *life*

Target	**Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and a 30% improvement across the company**
Performance measures	• Water efficiency index - water-stressed areas • Water efficiency index - across the company
Additional performance measures	Percentage change in water efficiency index from the prior year and from the baseline Note: This metric is used in all new Long Term Incentive Plans awarded from fiscal 24 onwards.
Definition	We prepare and report water withdrawal (use) using internally developed reporting methodologies based on the GRI Standards. Water withdrawal (use) includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided directly from a site to local communities. Also excluded from reported water withdrawal data is uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea and rainwater collection. Water efficiency for distillation is measured as water use per litre of pure alcohol (LPA) distilled for finished products only. Water efficiency for brewing and packaging is measured as water use per litre packaged. When preparing the water efficiency index, the change in water efficiency for distillation and the change in water efficiency for brewing and packaging are weighted by the proportion of water used (m^3) by all sites in each production type relative to the total water use, and added together. This is then compared to the baseline and prior year. **For water-stressed only:** We classify a site as in water-stressed areas if the site is in a location which meets the definition of 'water-stressed', which is identified through a combination of sources, including the World Resources Institute (WRI) Aqueduct tool, UN definitions, internal water risk survey information and external reviews by independent hydrologists. An assessment to identify our sites located in water-stressed areas is completed every two years. We include any new-build or acquired sites and exclude any sites divested. All sites identified as water-stressed up until the 2025 water risk assessment will be included in the scope of our current 2030 water efficiency commitment for water-stressed areas. Newly classified water-stressed sites are retrospectively applied to the fiscal 20 baseline, including the water use and distilled, brewed or packaged production volumes. Similarly, sites reclassified as no longer water-stressed are removed from the fiscal 20 baseline. This approach ensures consistency in tracking performance, versus the more stretching target of 40% improvement for water-stressed sites. For reference, the water efficiency index formula is: 100 – (((% Change in Water efficiency, l/l distilled*% of water withdrawals for distillation) + (% Change in Water efficiency, l/l brewing and packaging*% of water withdrawals for brewing and packaging))*100).
Scope exception	The volume of water used on land under our operational control in Mexico and Türkiye is reported separately from water used in our direct operations and not included in our water efficiency calculations.
Data preparation and measurement	Water withdrawal (use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Distilled, brewed and packaged production volumes are based on production records. All sites (including offices, warehouses, maltings, etc.) are mapped to either distillation or brewing and packaging, based on their prevailing production type. This mapping is reviewed annually and applied in determining the: • water use distillation (m^3); • water use brewing and packaging, (m^3); • proportion of total water abstracted for each production type (%); and • water efficiency for distillation (l/LPA) and brewing and packaging, (l/l). Water efficiency index performance is attributed to the prevailing production type and excludes the production from the secondary production process in the calculations (e.g. a site with distillation and packaging processes allocated to distillation only considers the distilled production and excludes the packaged production in the calculations). We measure water withdrawal (use), litres of pure alcohol and litres of packaged product by site and aggregate them at the production type level.
Limitation	In limited cases (e.g. failure or malfunction of water meters), estimates are used for water withdrawals.

NON-FINANCIAL REPORTING BOUNDARIES AND METHODOLOGIES *continued*

Target	Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and a 30% improvement across the company
Performance measure	• Water use efficiency per litre of product packaged (Litres/Litre) - across the company • Water use efficiency per litre of product packaged (Litres/Litre) - water-stressed areas
Additional performance measure	Percentage improvement in litres of water used per litre of product packaged from the prior year and from the baseline. Note: This metric is used in Long Term Incentive Plans for those awarded prior to fiscal 24.
Definition	We prepare and report water withdrawal (use) using internally developed reporting methodologies based on the GRI Standards. Water withdrawal includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided back to local communities directly from a site. Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea and rainwater collection, are excluded from reported water withdrawal data. **For water-stressed only:** We classify a site as in water-stressed areas if the site is in a location which meets the definition of 'water-stressed' which is identified through a combination of sources, including the World Resources Institute (WRI) Aqueduct tool, UN definitions, internal water risk survey information and external reviews by independent hydrologists. An assessment to identify our sites located in water-stressed areas is completed approximately every two years. We include any new-build or acquired sites and exclude any sites divested. All sites identified as water-stressed up until the 2025 water risk assessment will be included in the scope of our current 2030 water efficiency commitment for water-stressed areas. Newly classified water-stressed sites are retrospectively applied to the fiscal 20 baseline, including the water use and packaged volumes. Similarly, sites reclassified as no longer water-stressed are removed from the fiscal 20 baseline. This approach ensures consistency in tracking performance, versus the more stretching target of 40% improvement for water stressed sites.
Scope exception	The volume of water used on land under our operational control in Mexico and Türkiye is reported separately from water used in our direct operations and not included in our water efficiency calculations.
Data preparation and measurement	Water withdrawal (use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Water efficiency per litre of packaged product is calculated by dividing total water withdrawal by the total packaged volume. We use litres of packaged product as the measure for comparison, because this indicates how much water has been used relative to the amount of finished product that has been packaged. We measure litres of packaged product by site and aggregate them at group level.
Limitation	In limited cases (e.g. failure or malfunction of water meters), estimates are used for water withdrawals.

Target	Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026
Performance measures	Annual volumetric replenishment capacity of projects developed (m3) Cumulative volumetric replenishment capacity of projects developed from fiscal 16 to fiscal 24
Definition	Our ambition is to replenish more water than we use in sites at our defined water-stressed areas, based on 2026 projected production volume. Our definition of replenishment (or volumetric water benefit) is aligned with the World Resources Institute's (WRI) definition. Replenishment activities beneficially modify the hydrology and address shared water challenges and improve water stewardship outcomes. We classify areas as water-stressed if our site is in a location which meets the definition of 'water-stressed' through a combination of sources, including the World Resources Institute (WRI) Aqueduct tool (at the Minor Basin level), UN definitions, internal water risk survey information and external reviews by independent hydrologists. An assessment to identify our sites located in water-stressed areas is completed approximately every two years. We include any new-build or acquired sites and exclude any sites divested. Newly classified water-stressed sites are subsequently included in our ambition. Similarly, sites reclassified as no longer water-stressed are removed from the ambition. This approach ensures consistency in tracking performance versus our projected volumes for water-stressed sites which we expect will be in production in fiscal 26. To be considered within the annual volumetric replenishment capacity, replenishment projects need to be in a relevant water-stressed area (e.g. a site's water basin and/or water-stressed water basins from which we source local raw materials).
Scope exception	As the target date for the water replenishment programme is fiscal 26, any newly identified sites in water-stressed areas in our fiscal 25 water risk assessment will be out of scope for the replenishment programme. Any site located in a water-stressed area using under 1000 m^3 of water is considered de minimis and out of scope.
Reporting period	The complexity of gathering data from different project partners means there is a lag in reporting information our projects. Each financial year we include data from 1 June to 31 May. The baseline year is fiscal 16.
Data preparation and measurement	The methodology for calculating the volume of water replenished is based on the WRI's 'Volumetric Water Benefit Accounting: A Method For Implementing and Valuing Water Stewardship Activities (2019)', which informs the Diageo Water Replenishment Programme Technical Protocol 2021. Replenishment capacity created by replenishment projects is calculated using Diageo's Water Replenishment Programme Technical Protocol 2021. The Diageo Water Replenishment Implementation Guide 2022 provides instructions for markets on how to implement the Technical Protocol. The Water Replenishment Implementation Guide and Technical Protocol are reviewed on an as-needed basis. Implementation partners are appointed in our water-stressed areas based on their expertise in particular project types which based on the risk assessments and consultations with local communities, NGOs and authorities, we believe will deliver the most impact. These implementation partners are responsible for project delivery. Data required to calculate the indicative volume of water replenished is collected by the project's implementation partner. An estimate of volumes is made at the inception of the project, and then validated when the project becomes operational. This data is then validated by an external validator and confirmed by the Diageo Head of Environment. All current year validated replenished volumes are summed together across all projects, which is the annual replenishment volumetric capacity added in the year. The current year annual replenishment volumetric figure (in m^3) is then added to previous volumetric figures, net of any volumes which represent over delivery at any of our water stressed sites to arrive at a cumulative replenishment volumetric total since 2020. This amount is compared to projected fiscal 26 water usage. The estimated site water usage for fiscal 26 is restated every year to reflect latest estimates and previous fiscal actuals. When projects are delivered by a third party and partially funded by Diageo, to avoid double counting, we only claim the proportion of volumetric capacity attributable to Diageo.
Limitation	Our cumulative replenishment figure includes historic projects where natural changes in the amount of water replenished can occur over time. We reassess these projects using a risk-based approach, testing that the projects continue to deliver the replenishment capacity which was validated at the commissioning phase. Where there are significant changes (greater than 5%) of original replenishment capacity, this is updated in the current year cumulative figure.

Target	Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact
Performance measure	Percentage of priority water basins with collective action participation
Definition	We identify priority water basins by using a Diageo criticality assessment (based on expert judgement and water consumption volumes) and by those facing high water risk, according to the WRI Aqueduct tool. We select these basins, where Diageo sites are located, as we believe they would benefit most from Diageo participating in collective action to address shared water challenges. Water collective action incorporates multi-stakeholder water stewardship initiatives and/or projects that include partnership with government entities, local communities, NGOs, civil society organisations and other stakeholders in the basin. The way we engage in collective action is dependent on what is required from the different initiatives that we are involved in. Our main role is usually the contribution of funds and strategic input but we also play additional roles to deliver effective collective action. The roles include, but are not limited to, financing projects, convening stakeholders to join existing or to start new initiatives, basin and project modelling, project implementation, catchment monitoring and evaluation, policy and regulatory engagement, water advocacy, institutional capacity building and/or training. We also contribute to the global development of guidance and models for best practice, multi-stakeholder collective action.
Scope exception	This metric only includes our priority water basins as defined above. Where collective action activity is deemed to be minimal, we do not count this activity as collective action engagement in that priority water basin.
Data preparation and measurement	Evidence of collective action participation in priority water basins is collected at the country level and reviewed by the Diageo global metric owner.
Limitation	Judgment is applied when determining what is considered to be greater than minimal collective action engagement. The action we engage in are multi-stakeholder and multi-year; impact is measured over time. We reflect on the collective impact, and our individual contributions in making the judgment that our engagements were greater than a minimal threshold.

Accelerating to a *low-carbon world*

Target	Become net zero carbon in our direct operations (Scope 1 and 2)
Performance measures	• Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year and the fiscal 2020 year baseline • Direct greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e) • Indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e) • Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e) • Market based (net) intensity ratio of GHG emissions (grams CO_2e per litre of packaged product) • Direct greenhouse gas emissions by weight (location/gross based) (1,000 tonnes CO_2e) • Indirect greenhouse gas emissions by weight (location/gross based) (1,000 tonnes CO_2e) • Total direct and indirect greenhouse gas emissions by weight (location/gross based) (1,000 tonnes CO_2e) • Location based (gross intensity) ratio of GHG emissions (grams CO_2e per litre of packaged product)
Definition	Scope 1 and 2 greenhouse gas emissions are presented as the absolute greenhouse gas emissions (Direct – Scope 1 emissions from on-site energy consumption of fuel sources and Indirect – Scope 2 emissions from purchased electricity and heat) in 1,000 tonnes CO_2e using market-based and location-based reporting methodologies. Market-based and location-based greenhouse gas emission intensity ratio is calculated as grammes per CO_2e per litre, using direct operations packaged product volume in litres.
Scope exception	We exclude minor quantities of Scope 1 greenhouse gas emissions up to 0.5% of a site's emissions, to a maximum of 50 tonnes CO_2e per emission source, as well as the greenhouse gas emissions associated with biogas flaring, since they are determined to be immaterial to our overall impacts. Biological/biogenic CO_2 emissions from the combustion of bioenergy and from direct operations processes such as fermentation to create alcohol, are outside of scope and are reported separately. However, bioenergy CO_2e emissions associated with methane and nitrous oxides that are not absorbed in bioenergy feedstock growth, are included in Scope 1 emissions. We do not include carbon offsets or credits in the Scope 1 and 2 GHG emissions market-based or location-based approach.
Data preparation and measurement	We calculate CO_2e emissions data based on direct measurement of energy use (meter readings/invoices) for the majority of sites. **Market-based and location-based emissions** We externally report Scope 1 and 2 greenhouse gas emissions using metric tonnes of CO_2e to compare the emissions from the seven main greenhouse gases based on their global warming potential. We base our CO_2e reduction targets and reporting protocols (since 2007) on market-based emissions. We also calculate our emissions using the location-based approach, where direct operations greenhouse gas emissions are reported without the benefit of indirectly supplied renewable energy. **Direct (Scope 1) emissions** We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kilowatt hours (kWh), by fuel type and is multiplied by the relevant CO_2e emission factor to derive total CO_2e emissions. Scope 1 emission factors for fuels are typically average fuel CO_2e emissions factors and calorific values (the latest available at the end of the period) from the UK Government Department for Energy Security and Net Zero (DESNZ). For market-based emissions calculations, we apply product-specific factors where available. Energy attribute certificates (EACs), derived from our distillery by-product feedstock and processed by a third party to generate biomethane, form a component of our decarbonisation, together with purchased renewable gas EACs (i.e. from certificate-backed biomethane supplied indirectly through the natural gas grid). For location-based emissions calculations, we apply product-specific factors, where available, but the specific emission factors associated with EACs are not used (i.e. indirectly supplied renewable gas through grid is reported using standard, natural gas grid emission factors). **Indirect (Scope 2) emissions** We report greenhouse gas emissions from electricity (Scope 2) as market-based emissions and as location-based emissions in line with the WRI/WBCSD GHG Protocol Scope 2 guidance 2015. For market-based emissions, electricity consumption recorded on our environmental management system is multiplied by emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in the GHG Protocol's Scope 2 guidance. We use GHG Protocol Scope 2 to ensure EACs and associated financial instruments meet the required standards. GHG emission factors relating to indirect, Scope 2 emissions are updated with latest available by end of the period. For location-based emissions, grid imported electricity consumption recorded on our environmental management system is multiplied by regional or sub-national emission factors (where available) to calculate Scope 2 location-based GHG emissions. These include, for example, The Commission for Regulation of Utilities (CRU) (Ireland), DESNZ (United Kingdom), the National Inventory Report (Canada), US eGRID (United States) and the Indian power sector report (India). In all other cases, country or sub-regional factors are provided by the International Energy Agency (IEA). Location-based emission factors are reviewed annually and updated with latest available at the end of the period. **Fugitive and owned agricultural [Scope 1] emissions** We calculate fugitive emissions based on the amount of emitted ozone-depleting substances and fluorinated gases, multiplied by the relevant emission factor to represent the global warming potential in tonnes of CO_2e. Annually, each site reports the quantity (mass) of each material/gas emitted based on any added/topped-up amount, reported via the environmental management system. The mass of each emitted ozone-depleting substance and fluorinated gas is multiplied by the relevant emission factor and then added together to report the equivalent GHG emissions in tonnes of CO_2e. We calculate agricultural emissions from direct operations owned and operated by Diageo based on fertiliser use. The annual quantity (mass) of inorganic fertiliser is multiplied by the percentage of nitrogen content and by the relevant GHG emission and conversion factors (e.g. nitrogen to nitrous oxide, nitrous oxide GHG emission factor) to determine the equivalent tonnes CO_2e emissions. **Scope 1 and Scope 2 data aggregation** For market-based: Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e) is the aggregation of Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions to calculate total direct operations market-based emissions. The percentage reduction in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year is a percentage change calculation with reference to the corresponding prior year figure. Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market-based emissions. For location-based: We aggregate location-based Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions (as detailed in the market-based approach above) to calculate direct operations total location-based emissions. **GHG emission intensity ratios** Total, aggregated direct operations market-based and location-based emissions (as detailed above) are divided, respectively, by the volume of direct operations packaged product reported in the same period. The market-based and location-based emissions are converted to grammes of CO_2e and the volume of packaged product is reported in litres to generate relevant GHG emission intensity ratios in g CO_2e/litre packaged.
Limitation	Where invoices or site meter readings are not available, for example, due to timing differences or metering issues, we estimate consumption.

NON-FINANCIAL REPORTING BOUNDARIES AND METHODOLOGIES *continued*

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Performance measure	Percentage change in absolute greenhouse gas emissions ($ktCO_2e$) from the prior year
Definition	Scope 3 emissions are indirect greenhouse gas (GHG) emissions generated by activities upstream or downstream of our operations that are not accounted for as Scope 1 and 2 GHG emissions. Scope 3 greenhouse gas emissions are assessed for relevance across 15 value chain categories and sub-categories and for Diageo, these are deemed relevant: • Category 1: Purchased raw materials, packaging and third party manufacturers. • Category 2: Capital goods. • Category 3: Fuels and energy-related activities. • Category 4: Upstream and downstream logistics and distribution. • Category 5: Waste generated in operations. • Category 6: Business travel. • Category 7: Employee commuting, including the emissions associated with leased and a limited number of Diageo owned vehicles not accounted for in Scope 1 and Scope 2 GHG emissions. • Category 11: Use of products sold. • Category 12: End of life of products sold. We do not include carbon offsets or credits in Scope 3 GHG emissions.
Scope exception	Any categories of Scope 3 emissions not listed in the definition above are out of scope for reporting. These are either excluded on the basis of materiality or a lack of reliable data.
Reporting period	All Scope 3 data is included for the current fiscal, with the exception of transportation and distribution (category 4). We have moved the reporting period from a one-year lag to now including data from June - May.

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Data preparation and measurement	We externally report Scope 3 GHG emissions using metric tonnes of CO_2e to compare the emissions from the four greenhouse gases – carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O) and hydrofluorocarbons (HFCs) – included in our calculations, based on their global warming potential. Diageo uses a combination of consumption and spend based activity data to determine Scope 3 GHG emissions for all categories deemed relevant. The Diageo GHG Emission Factors Master Database contains the specific emission factor used and the associated source file. This activity data is multiplied by relevant emission factors sourced from industry-average databases, unless there are supplier specific factors. Where relevant, the supplier specific factors are preferred over industry-average database factors. Emission factors are updated annually based on updates to the industry-average databases and with published emission factors from suppliers. **Inflation and Exchange Rate Adjustment** For all spend-based calculations in the Scope 3 inventory, the emission factors used are based on 2019/2020 US dollars. In alignment with the GHG Protocol Scope 3 Calculation Guidance (Section 1, page 33), spend values are adjusted to reflect the differences in market values between the year of the spend based factors (2019) and the current period using country-specific inflation and exchange rates so the emission factor can be appropriately applied. The spend values are deflated by multiplying the current year spend by a ratio of the consumer price indices (CPI) of 2019/20 and the current year. The CPI values are obtained from S&P Global per country that Diageo has operations in, and it was assumed that all spend per site was acquired in, and thus subject to inflation of, the country of the site. The exchange rates are obtained with guidance from Diageo's internal accounting department. Diageo use two calculation methods: 1) The average data method: The average data as described in the GHG Protocol Scope 3 Calculation Guidance are used to calculate these emissions. The quantity of relevant goods or services purchased in the reporting year is multiplied by the secondary (e.g. industrial average) emission factors (e.g. average emissions per unit good or service). Cradle-to-Tiers 1 supplier emission factors of the purchased goods or services per unit of mass are used (e.g. kg CO_2e /kg). The average data method is represented by the following equation: CO_2e emissions for purchased goods or services = Σ(mass of purchased good or service (kg) x emission factor of purchased good or service per unit of mass (kg CO_2e/kg)). This method is applied for the following scope 3 categories: • Category 1: Purchased goods and services. • Category 3: Fuel and energy-related activities. • Category 4: Upstream transportation and distribution. • Category 5: Waste generated in operations. • Category 6: Business travel. • Category 7: Upstream leased assets. • Category 11: Use of sold products. • Category 12: End of life treatment of sold products. 2) The spend-based data method: The spend-based data method is used to calculate these emissions. The spend on relevant capital goods purchased in the reporting year is multiplied by the spend-based emission factor (e.g. average emissions per unit spent). The calculation method is represented by the following equation: CO_2e emissions for capital goods = Σ (spend on capital goods (USD) x emission factor of purchased capital good per economic value (kg CO_2e/USD)) This method is applied for the following scope 3 categories: • Category 2: Capital Purchase goods and services. For the transportation and distribution (category 4) calculation, we have updated the GHG factors to the latest Global Logistics Emissions Council (GLEC) factors. The latest Global Warming Potential (GWP – 2021 IPCC report) are used in Diageo's GHG calculation and the Biogenic GHG emissions are not included.
Limitations	Due to inherent limitations related to measurement uncertainty and/or the availability of actual activity data, we utilise Diageo and/or industry average activity data for certain purchased goods or services. Due to limited primary greenhouse gas factors from suppliers, secondary greenhouse gas factor sources are used, such as industry recognised emission factors and others. As such, Scope 3 greenhouse gas emissions reporting is inherently limited and processes to refine data calculations are constantly under review.

NON-FINANCIAL REPORTING BOUNDARIES AND METHODOLOGIES *continued*

Target	Use 100% renewable energy across all our direct operations
Performance measure	• Change in percentage of renewable energy across our direct operations from the prior year • Total direct (renewable and non-renewable) energy consumption (TJ) • Direct energy efficiency (MJ/litre packaged) • Indirect energy efficiency (MJ/litre packaged) • Total direct and indirect energy efficiency (MJ/litre packaged)
Definition	We report total energy use and renewable energy use in megawatt hours (MWh) and/or terajoules (TJ). Total energy and renewable energy use are determined from direct and indirect energy consumption; energy generated on our sites and purchased energy. We determine direct energy (renewable/non-renewable) from the quantity of different fuel types (in metric tonnes, litres) of renewable and non-renewable fuels and by applying the relevant calorific value (either from DESNZ or the supplier). We measure indirect energy (renewable/non-renewable) in MWh and/or TJ from energy utilities or suppliers and/or by applying the relevant EACs. We include directly connected renewable energy generated on or near our sites, where all energy is used on site and no EACs are created (e.g. roof-mounted solar panels with all generated renewable electricity used on site).
Scope exception	We exclude minor energy sources that account for less than 0.5% of a site's overall Scope 1 and 2 emissions, up to a maximum of 50 t CO_2e of individual emission source. They are considered immaterial to our overall impact.
Data preparation and measurement	We report total energy and renewable energy in MWh and/or TJ. We calculate direct and indirect energy data based on the direct measurement of energy use (meter readings/invoices for volumes of fuel supplied). We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kWh, by fuel type and classified as either renewable or non-renewable based on fuel type or source. EACs, derived from our distillery by-product feedstock and processed by a third-party to generate biogas, together with purchased renewable gas EACs, are applied to relevant natural gas supplied to sites via a common carrier pipeline/network. All indirect energy generated and used on site, along with purchased indirect energy supplied through the grid is classified as renewable by the allocation of EACs, contracts, power purchase agreements and supplier-specific utility factors, where relevant. To calculate the percentage of renewable energy use, we divide total renewable energy (direct and indirect energy supplies (in MWh)) by total energy use, comprising all reported energy sources (MWh). Direct energy efficiency (MJ/L); indirect energy efficiency (MJ/L) and total energy efficiency (MJ/L) are determined from total direct energy (MJ), total indirect energy (MJ) and total energy (MJ) and divided by the volume of packaged product (litres).
Limitation	Energy data is calculated based on direct measurement of energy use (meter readings/invoices) for the majority of sites. Where invoices are not available, for example, due to timing differences, consumption is estimated.

Target	Continue our work to increase recycled content in our packaging (increasing the percentage of recycled content in our packaging to 60%)
Performance measure	Change in percentage of recycled content (by weight)
Definition	We determine recycled content by establishing the percentage weight of non-virgin materials used to generate the packaging components.
Scope exception	–
Data preparation	We collate packaging material volume data for the total volume of packaging purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify it.
Limitation	Reporting relies on suppliers' technical information, timely completion of quarterly questionnaires and supporting supplementary information.

Target	Continue our work to reduce total packaging (delivering a 10% reduction in packaging weight)
Performance measure	Percentage reduction of total packaging (by weight)
Definition	We determine changes to packaging weight by quantifying the weight reduction in grammes multiplied by the number of product codes (SKUs) affected, on an annualised basis.
Scope exception	–
Data preparation	We collate packaging material volume data for total volume of packaging purchased and weight. We verify weight data through quarterly supplier questionnaires.
Limitation	Reporting relies on suppliers' technical information, timely completion of quarterly questionnaires and supporting supplementary information.

Target	Develop regenerative agriculture programmes in five key sourcing landscapes
Performance measure	Number of regenerative agriculture programmes
Definition	We define our key sourcing landscapes as locations from which we source our most material crops, in terms of product dependency (e.g. agave for tequila), volumes sourced and contribution to our Scope 3 GHG footprint. The programmes include: • On-the-ground programmes with farmers to test and integrate regenerative and low-carbon practices in crop production systems • On-farm measurements and data collection protocols to track improvements in soil health, soil carbon, biodiversity, water stewardship and farm profitability • Collaborative programmes with our suppliers, other commodity off-takers, expert agronomists, technology providers, NGOs or specialist organisations Our regenerative agriculture programmes currently expand across three crop systems and three geographies including barley in Ireland for our beer category (Guinness), wheat and barley for our scotch and grain neutral spirit categories in the United Kingdom and agave for our tequila category in Mexico. We are also building partnerships across additional agricultural sourcing hubs to advocate for regenerative landscape transitions including Telangana state in India for broken rice, Kentucky and Tennessee in the United States for corn and rye and Kenya, Ghana and Nigeria across sorghum smallholder value chains.
Scope exception	Where programme activity is in early stages of deployment in a particular sourcing area, we do not include this sourcing area as covered by a regenerative agriculture programme.
Data preparation	Data is consolidated for each pilot programme. Tracking and reporting on improvements against key outcomes is managed centrally.
Limitation	Judgement is applied when determining what is considered to be greater than minimal programme activity. The investments we make could be through a consortium, and include other stakeholders. Impact is typically measured over time. Our approach is to assess the impact of our individual contributions in relation to the overall investment impact in determining whether our contributions were greater than a minimal level of programme activity.

Independent Limited Assurance Report to the Directors of Diageo plc on selected information

Our limited assurance conclusion

Based on the procedures we have performed, as described under the "Summary of work performed" and the "Key Assurance Matters" sections below, and the evidence we have obtained, nothing has come to our attention that causes us to believe that the information marked with the symbol △ in Diageo plc's ('Diageo's') Annual Report for the year ended 30 June 2024 (the "Report") and summarised below (together, the 'Subject Matter Information'), has not been prepared, in all material respects, in accordance with Diageo's Non-financial Reporting Boundaries and Methodologies (the 'Reporting Criteria') set out on pages 238 - 257 of the Annual Report.

What we were engaged to assure

The Subject Matter Information needs to be read and understood together with the Reporting Criteria which Diageo's Directors are solely responsible for selecting and applying. The Subject Matter Information set out in the table below and the Reporting Criteria set out on pages 238 - 257 of the Annual Report:

Subject Matter Information (for the year ended 30 June 2024 unless otherwise stated)	Reported figure	Location of Subject Matter Information in the Report
Environmental and Safety indicators:		
Water use efficiency per litre of product packaged (litres/litre) - across the company[1]	4.1	page 68
Percentage change in litres of water used per litre of product packaged from the prior year - across the company[3]	(2.8)%	page 68
Water use efficiency per litre of product packaged (litres/litre) - water-stressed areas[1]	3.2	page 68
Percentage change in litres of water used per litre of product packaged from the prior year - water-stressed areas[3]	(6.6)%	page 68
Water Efficiency Index - across the company[1]	84.4	page 68
Water Efficiency Index - water-stressed areas[1]	78.7	page 68
Percentage change in water efficiency index from the prior year – across the company[3]	(3.7)%	page 67
Percentage change in water efficiency index from the prior year – water stressed areas[3]	(6.2)%	page 67
Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market / net based)) from the prior year[3]	(10.7)%	page 70
Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)[1]	358	page 70
Market based (net) intensity ratio of greenhouse gas emissions (g CO2e per litre of packaged product)[1]	96	page 70
Lost time accident frequency rate per 1,000 full-time employees (FTEs)[1]	1.06	page 58
Smashed indicators (for the period 1 June 2023 to 31 May 2024):		
Number of people educated on the dangers of underage drinking through a Diageo supported education programme[1]	2.2 million	page 1 and page 51
Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme[1]	1.8 million	page 51
Inclusion and Diversity indicators:		
The percentage of female leaders globally[2]	44 %	page 1 and page 59
The percentage of ethnically diverse leaders globally[2]	46 %	page 1 and page 59
Water Replenishment indicator:		
Annual volumetric replenishment capacity of projects developed (m3)[1]	1,230,000	page 68

The footnotes refer to our assessment of materiality discussed in the 'Materiality' section of this report.

The scope of our work did not extend to information in respect of earlier periods or to any other information included in, or linked from, the Report.

Our work

Professional standards applied

We performed a limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information', and, in respect of the greenhouse gas (GHG) emissions, in accordance with International Standard on Assurance Engagements 3410 'Assurance Engagements on Greenhouse Gas Statements', issued by the International Auditing and Assurance Standards Board.

Our independence and quality control

We have complied with the Institute of Chartered Accountants in England and Wales Code of Ethics, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, that are at least as demanding as the applicable provisions of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code).

We apply International Standard on Quality Management (UK) 1 and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Summary of work performed

We performed a limited assurance engagement. Because the level of assurance obtained in a limited assurance can vary, we give more detail about the procedures performed, so that the intended users of the Subject Matter Information can understand the nature, timing and extent of procedures we performed as context for our conclusion. These procedures performed vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

In performing our assurance procedures, which were based on our professional judgement, we performed the following:

- evaluated the suitability in the circumstances of Diageo's use of the Reporting Criteria as the basis for preparing the Subject Matter Information including the associated reporting boundaries;
- through enquiries, obtained an understanding of Diageo's control environment, processes and systems relevant to the preparation of the Subject Matter Information. Our procedures did not include evaluating the suitability of design, obtaining evidence about their implementation or testing operating effectiveness of particular control activities;
- evaluated whether Diageo's methods for developing certain estimates are appropriate and had been consistently applied, noting that our procedures did not involve testing the data on which the estimates are based or separately developing our own estimates against which to evaluate Diageo's estimates;
- compared year on year movements and obtained explanations from management for significant differences we identified;
- performed limited substantive testing on a selective basis of the Subject Matter Information, which is aggregated from information submitted by Diageo's operational sites. We undertook site visits at 10 of Diageo's operational sites which we selected based on their inherent risk, materiality and unexpected fluctuations in the site level Subject Matter Information since the prior period. Testing involved, on a sample basis, agreeing arithmetical accuracy of calculations, and agreeing data points to or from source information to check that the underlying subject matter had been appropriately evaluated or measured, recorded, collated and reported;
- the Subject Matter Information related to the Water Replenishment indicator is aggregated from the specific water replenishment projects undertaken by Diageo. In order to understand the key processes and controls for reporting, we made management enquiries and performed limited substantive testing on a selective basis by sampling 4 out of 30 projects, based on their inherent risk and materiality to the annual volumetric water replenishment capacity. This specifically focused on understanding how projects are selected and implemented by implementation partners on behalf of Diageo. This testing checked that underlying information had been appropriately evaluated or measured, recorded, collated and reported;
- performed limited substantive testing on a selective basis of the Subject Matter Information related to the Smashed and Inclusion and Diversity indicators. This testing was performed to check that underlying information was complete and accurate, and had been appropriately evaluated or measured, recorded, collated and reported; and
- evaluated the disclosures in, and overall presentation of, the Subject Matter Information.

Materiality

We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Subject Matter Information is likely to arise. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our procedures in support of our conclusion. We believe that it is important that the intended users have the information they need to understand the concept and the level of materiality to place our conclusion in context. Based on our professional judgement, we determined materiality for the Subject Matter Information as follows:

Overall materiality	Materiality may differ depending upon the nature of the Subject Matter Information. We apply professional judgement to consider the most appropriate materiality benchmark for each aspect of the Subject Matter Information, having considered how the intended users may use the information. The benchmark approach for each aspect of the Subject Matter Information is indicated in the "What we were engaged to assure" table by one of the following numbers; (1) This metric is an absolute number or a ratio. A benchmark materiality of 5% has been applied. (2) This metric is a percentage. A benchmark materiality of 2.5% has been applied. (3) This metric is an absolute number or a ratio. A benchmark materiality of 5% has been applied.

We also agreed to report to the Directors misstatements ('reportable misstatements') identified during our work at a level below overall materiality, as well as misstatements below that lower level that in our view warranted reporting for qualitative reasons. The Directors are responsible for deciding whether adjustments should be made to the Subject Matter Information in respect of those items.

Key Assurance Matters

Key Assurance Matters are those areas of our work that in our professional judgement required particular focus and attention, including those which had the greatest effect on the overall assurance strategy, the allocation of resources, and directing the efforts of the engagement team.

We considered the following area to be a Key Assurance Matter and discussed it with Diageo's management.

Clarity and application of the organisational boundary criteria	
Nature of the issue	The Subject Matter Information has been prepared using internally generated Reporting Criteria that draw on aspects of sustainability reporting frameworks, such as the GHG Protocol Corporate Standard. This approach to developing Reporting Criteria is accepted practice in the UK. As part of their Reporting Criteria, Diageo defines and applies an 'operational control' approach to identify its organisational boundary which determines what should be included within their environmental and safety reporting. Due to the nature and complexity of certain arrangements, management uses judgement in determining whether Diageo has operational control. For example, management judgement has been applied in assessing operational control for leased manufacturing units, third party manufacturing units, joint ventures, associates, assets under construction and commissioning, acquisitions and disposals. In the current period, Diageo has updated their Reporting Criteria to provide further clarity and highlight the judgements made to improve understandability for users of what is included within the organisational boundary. Changes to organisational boundaries can have a significant impact on the reported Subject Matter Information which is why we have determined this to be an area of audit focus.
How our work addressed the Key Assurance Matter	The following procedures have been performed to address the identified risk: • Considered the appropriateness of Diageo's Reporting Criteria with respect to its organisational boundary, taking into consideration relevant sustainability reporting frameworks; • Tested the application of the organisational boundary as defined by the updated Reporting Criteria.
Element(s) of the Subject Matter Information most significantly impacted	Environmental and safety indicators referenced above within the table in the "What we were engaged to assure" section.

Challenges of non-financial information

The absence of a significant body of established practice upon which to draw to evaluate and measure non-financial information allows for different, but acceptable, evaluation and measurement techniques that can affect comparability between entities, and over time.

Non-financial information is subject to more inherent limitations than financial information, given the characteristics of the underlying subject matter, how relevant data used for reporting is obtained and aggregated, and the methods used for measuring or evaluating it. The precision of different measurement techniques may also vary.

Reporting on Other Information

The other information comprises all of the information in the Report other than the Subject Matter Information and our assurance report. The Directors are responsible for the other information. As explained above, our conclusion does not extend to the other information and, accordingly, we do not express any form of assurance thereon. In connection with our assurance of the Subject Matter Information, our responsibility is to read the other information. In doing so, we consider whether the other information is materially inconsistent with the Subject Matter Information or our knowledge obtained during the assurance engagement, or otherwise appears to contain a material misstatement of fact. If we identify an apparent material inconsistency or material misstatement of fact, we are required to perform procedures to conclude whether there is a material misstatement of the Subject Matter Information or a material misstatement of the other information, and to take appropriate actions in the circumstances.

Responsibilities of the Directors

The Directors of Diageo are responsible for:

- determining appropriate reporting topics and selecting or establishing suitable criteria for measuring or evaluating the underlying subject matter;
- ensuring that those Reporting Criteria are relevant and appropriate to Diageo and the intended users of the Report;
- the preparation of the Subject Matter Information in accordance with the Reporting Criteria including designing, implementing and maintaining systems, processes and internal controls over the evaluation or measurement of the underlying subject matter to result in Subject Matter Information that is free from material misstatement, whether due to fraud or error;
- documenting and retaining underlying data and records to support the Subject Matter Information; and
- producing the Report that provides a balanced reflection of Diageo's performance in this area and discloses, with supporting rationale, matters relevant to the intended users of the Report; and
- producing a statement of Directors' responsibility.

Our responsibilities

We are responsible for:

- planning and performing the engagement to obtain limited assurance about whether the Subject Matter Information is free from material misstatement, whether due to fraud or error and in accordance with the Reporting Criteria;
- forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and
- reporting our conclusion to the Directors of Diageo.

Use of our report

Our report, including our conclusion, has been prepared solely for the Directors of Diageo in accordance with the agreement between us dated 29 November 2023 (as varied) (the "agreement"). To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Board of Directors and Diageo for our work or our report except where terms are expressly agreed between us in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 July 2024

Other additional *information*

Spirits and investments

Spirits are produced in distilleries located worldwide. The group owns 31 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada, and five in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished products from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin Islands and in Australia, Venezuela, and Guatemala and is blended and bottled in the United States, Canada, Italy, and the United Kingdom. Raki is produced in Türkiye, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico. The Chase Distillery in England produces vodka and gin.

Maturing inventories increased by $532 million in fiscal 24 to support the future growth of scotch. Maturing scotch inventory increased by $387 million, with a total balance of $4,862 million in fiscal 24. Whisk(e)y inventories were $6,290 million in fiscal 24, mainly used for Scotch whisky production accounting for 77% of total matured whisky.

Category	2024 $ million	2023 $ million
Whisk(e)y	6,290	5,777
- From this attributable to scotch	4,862	4,475
Other	1,542	1,523
Total maturing inventory	7,832	7,300

Diageo's maturing Scotch whisky is stored in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 43% of the group's maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirits in Chengdu, China.

The iconic lost distillery of Port Ellen re-opened in March 2024, marking the final phase of our £185 million ($234 million) investment in the Scotch Whisky and Tourism sectors in Scotland. Work also continues to expand our warehousing facilities at Midtown in Clackmannanshire. Alongside the new warehouses being built, there is also investment in state-of-the-art automation of warehousing.

In China, the Eryuan malt whisky distillery fully opened in mid-2024 ($76.7 million investment). It will develop the highest quality China single origin whisky, placing China firmly on the global whisky producer's map.

In North America, further capacity expansion projects are now underway to support future growth, including the C$245 million ($179 million) construction of Crown Royal distillery in Canada to supplement existing manufacturing operations.

Diageo's end-to-end tequila production is in Mexico, with more than $500 million being invested to expand our manufacturing footprint through new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects at the El Charcón production site to meet the growing demand in tequila and the expansion of our operations. Projects include additional technology support and automation of our new bottling line on site, which will be dedicated to Casamigos tequila, allowing us to operate 24/7.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India, selling close to 61 million equivalent units (reported) in fiscal 24 of Indian-Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates 11 owned sites, as well as a network of leased and third-party manufacturing facilities. USL owns several Indian brands, such as McDowell's (Indian whisky, rum, and brandy), Black Dog (Scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Godawan (Indian Single Malt) and Antiquity (Indian whisky).

Beer and investments

Diageo's principal brewing facility is at the St James's Gate brewery in Dublin, Ireland. Additionally, at the end of fiscal 24 Diageo owned breweries in several African countries: Nigeria, Kenya, Ghana, Tanzania, Uganda, and the Seychelles. On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram Group. For more information see note 8 to the Financial Statements.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations, which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility, where the kegging, bottling and canning of Guinness Draught takes place.

Projects are underway to support future beer growth. In July 2022, Diageo announced plans to invest €200 million ($214 million) in Littleconnell, Newbridge, Co. Kildare. Construction began in summer 2024 and the plan is for brewing to start in 2026. Furthermore, in the second half of 2023, Diageo completed the €25 million ($27 million) investment in a new production area at St. James's Gate increasing the brewing capacity of Guinness 0.0. The £41 million ($52 million) investment to expand and optimise capacity at our beer packaging facilities in Belfast and Runcorn is progressing well. The new canning line in Belfast and upgraded bottling capability in Runcorn are now completed. The final upgrade of canning in Runcorn will be completed in early 2025.

In May 2024, plans were announced to invest over €100 million ($107 million) to decarbonise St. James's Gate brewery in Dublin. The investment underpins the goal to accelerate to net zero carbon emissions for the site and will transform energy and water consumption with the aim to make it one of the most efficient breweries in the world by 2030.

The Diageo Beer Category Third-Party Operations Team provide technical services to facilitate the delivery of over three million hectolitres of beer and ready to drink products supplied through over 50 partner breweries and beverage packaging facilities worldwide. The team's focus is on assuring the consistent quality of Diageo brands produced at third-party facilities and enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in supporting the third-party manufacturing of ready to drink and spirits in Asia-Pacific and Africa.

Flavoured malt beverages (FMB) are made from an original base containing malt, but then stripped of malt character, and flavoured. This product segment is implemented mainly in the United States, Canada, and the Caribbean.

Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Raw materials and supply agreements

The group has several long-term contracts for purchasing raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. Despite macroeconomic uncertainty and volatility, price pressure is easing, and some key commodities are now starting to become deflationary. Our long-term hedging means there is a lag in cost of sales benefit generated from a commodity price decrease. The Red Sea conflict, weather patterns and geo-political tensions, coupled with volatile but strong consumer demand, are the key drivers of constraints we are managing.

Cereals, including barley, wheat, corn, and sorghum, are used in our scotch and beer production and in our spirits brands through purchased neutral spirit. Agave, a key raw material for our tequila brands, is sourced from Mexico. Cream, the principal raw material for Irish cream liqueur, is sourced from Ireland. Grapes and aniseed are used in the production of raki, and are sourced from suppliers in Türkiye. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar, and several flavours (such as juniper berries, agave, chocolate, and herbs). These are sourced from suppliers across the globe.

Many products are supplied to customers in glass bottles. Glass in purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.

Like other consumer goods companies, we maintain stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain by expanding our supplier base and maintaining agility in our logistics networks.

Competition

Diageo's brands compete primarily on the basis of quality and price. Its business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investments in its brands.

In spirits, Diageo's major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo's brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.

In beer, Diageo also competes globally, as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Molson Coors, Heineken, Constellation Brands and Carlsberg.

Research and development

Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo's brand range also provides a solid platform from which to drive sustainable innovation that leads to new products and experiences for consumers, whether or not they choose to drink alcohol. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of evolving trends and consumer socialising occasions to inform product and packaging development, ranging from global brand redesigns to cutting edge innovations. Supporting this, the Diageo group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development function.

Trademarks and other intellectual property

Diageo produces, sells and distributes branded goods, and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are protected by trademarks. The Diageo group also holds trade secrets, as well as has substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Seasonality

The beverage alcohol industry is subject to seasonality in each major category. Our spirits sales are typically highest during the second quarter of our fiscal year, primarily due to seasonal holiday buying in our largest markets.

Employees

Many of our employees are represented by unions, with a variety of collective bargaining agreements in place. We believe our relationships with the unions that represent our employees are satisfactory in all material respects.

Regulations and taxes

Diageo's worldwide operations are subject to extensive regulatory requirements relating to production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues.

In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB, of the US Treasury Department oversees the US beverage alcohol industry, including through regulating and collecting taxes on the production of alcohol within the United States and regulating trade practices. In addition, individual US states, as well as some local authorities in US jurisdictions in which Diageo sells or produces its products, administers and enforces industry-specific regulations and may apply additional excise taxes and, in many states, sales taxes. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, importation, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. The UK introduced a new alcohol duty system in August 2023 which simplified the previous duty regime. Further consequential amendments to the administration of this system, though expected in the second half of 2024, are not yet published. If implemented, these could impact Diageo's business activities.

Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties can affect a product's revenue or margin, both by reducing consumption and/or by encouraging consumers to switch to lower-taxed categories of beverages. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government imposed barriers to fair trading.

The advertising, marketing and sale of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and jurisdictions, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits and beer, and to restrictions on the advertising style, media and content. In a number of countries, television is a prohibited medium for the marketing of spirits brands, while in other countries, television advertising, while permitted, is carefully regulated. Many countries also strictly regulate the use of internet-based advertising and social media in connection with alcohol sales. Any further prohibitions imposed on advertising or marketing,

particularly within Diageo's most significant markets, could have an adverse impact on beverage alcohol sales.

Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to manufacturer or importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the US, in certain countries within the EU, and in a number of other jurisdictions in which Diageo operates.

Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on- and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of beverage alcohol products must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.

Regulatory decisions and changes in the legal and regulatory environment could also increase Diageo's costs and liabilities and/or impact on its business activities.

Taxation

This section provides a descriptive summary of certain US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, but only those who hold their ordinary shares or ADSs as capital assets for tax purposes. It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares or ADSs, and does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, known as the Medicare contribution tax. This section does not apply to any holder who is subject to special rules, including:

- certain financial institutions;
- a dealer in securities or foreign currency;
- a trader in securities that elects to use a mark-to-market method of tax accounting for securities holdings;
- a tax-exempt organisation;
- an insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
- a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
- a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
- a US holder (as defined below) whose functional currency is not US dollar.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of ordinary shares or ADSs and who hold their ordinary shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of His Majesty's Revenue and Customs (HMRC), all as currently in effect, as well as on the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs should be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax or to UK tax on profits or gains.

A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:

- a citizen or resident for tax purposes of the United States and who is not and has at no point been resident in the United Kingdom;
- a US domestic corporation, or other US entity taxable as a corporation;
- an estate whose income is subject to US federal income tax regardless of its source; or
- a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax advisors regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their advisor whether they are US holders eligible for the benefits of the Treaty.

Dividends

UK taxation

The company will not be required to withhold tax at source when paying a dividend.

All dividends received by an individual shareholder or ADS holder who is resident in the UK for tax purposes will, except to the extent that they are earned through an ISA or other regime which exempts the dividends from tax, form part of that individual's total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual shareholder in the 2024/2025 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income. Following the UK election on 4 July 2024, the Nil Rate Amount in respect of the 2025/2026 tax year may be subject to change.

Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2024/2025 tax year):

- at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
- at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
- at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the relevant dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the individual's total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of that individual's total income for income tax purposes.

Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from the company. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the company so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (other than certain pro rata distribution of ordinary shares) paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.

Dividends paid to certain non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement, provided that, in the year that they receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be 'passive' income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident in the United Kingdom may, depending on the holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK tax on capital gains.

US taxation

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

Diageo believes that ordinary shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs. To the extent gain is allocated to the taxable year of the sale or other disposition of ordinary shares or ADSs and to any year before Diageo became a PFIC, it would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder's ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder's ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If any investor owns our shares or ADSs during any year that we are a PFIC with respect to them, they may be required to file IRS Form 8621.

UK inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and who is neither domiciled in the United Kingdom nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

UK stamp duty and stamp duty reserve tax

Stamp duty and stamp duty reserve tax (SDRT) may arise upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. From 1 January 2024, however, new legislation has confirmed that the 1.5% SDRT charge on a transfer of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) does not apply where the transfer is an integral part of a raising of capital.

Therefore, no UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where ordinary shares being acquired are transferred direct to the Depositary's nominee, the only charge will generally be the higher charge of 1.5% of the price payable for the ordinary shares so acquired, subject to the applicability of any exemptions to the 1.5% charge discussed above.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty and SDRT are usually paid or borne by the purchaser.

Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, in practice usually only one or other will need to be paid.

US backup withholding and information reporting

Payments of dividends and sales proceeds with respect to ordinary shares and ADSs may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisors regarding any reporting obligations they may have with respect to the ordinary shares or ADSs.

Additional information for *shareholders*

Annual General Meeting (AGM)

The AGM will be held at Hilton London Tower Bridge, 5 More London Place, Tooley Street, London, SE1 2BY on 26 September 2024 at 2.30 pm.

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the US Securities Exchange Commission (SEC) may be inspected at the SEC's office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549-0213, USA. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Warning to shareholders – share fraud

Please beware of the share fraud of 'boiler room' scams, where shareholders are called 'out of the blue' by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial Conduct Authority's website (https://www.fca.org.uk/scamsmart/share-bond-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.

Electronic communications

Shareholders can register for an account to manage their shareholding online, including being able to: check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit www.diageoregistrars.com.

Dividend payments

Direct payment into bank account

Shareholders can have their cash dividend paid directly into their UK bank account on the dividend payment date. To register UK bank account details, shareholders can register for an online account at www.diageoregistrars.com or call the Registrar on +44 (0)371 277 1010* to request the relevant application form. For shareholders outside the UK, Link Group (a trading name of Link Market Services Limited and Link Market Services Trustee Limited) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the shareholder portal at www.diageoregistrars.com or call +44 (0)371 277 1010*.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan is offered by the Registrar, Link Market Services Trustees Limited, to give shareholders the opportunity to build up their shareholding in Diageo by using their cash dividends to purchase additional Diageo shares. To join the Dividend Reinvestment Plan, shareholders can call the Registrar, Link Group on +44 (0)371 277 1010* to request the relevant application form.

Dividend Currency Election

Following the group functional currency change in fiscal 23 to US dollars, holders of ordinary shares will continue to receive their dividends in sterling, unless they wish to elect to receive their dividends in US dollars. To elect to receive their dividends in US dollars, shareholders can download the relevant election form on the shareholder portal at www.diageoregistrars.com or call +44 (0)371 277 1010*.

Exchange controls

Other than certain economic sanctions which may be in effect from time to time, there are currently no UK foreign exchange control restrictions on the payment of dividends, interest or other payments to holders of Diageo's securities who are non-residents of the UK or on the conduct of Diageo's operations.

There are no restrictions under the company's articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares.

Please refer to the 'Taxation' section on pages 263-266 for details relating to the taxation of dividend payments.

Useful contacts

The Registrar/Shareholder queries

Link Group acts as the company's registrar and can be contacted as follows:

By email: Diageo@linkgroup.co.uk

By telephone: +44 (0) 371 277 1010*

In writing: Registrars – Link Group, Central Square, 29 Wellington Street, Leeds, LS1 1DL.

* Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open 08:00 to 17:30 UK time, Monday to Friday, excluding public holidays in England and Wales.

ADR administration

Citibank Shareholder Services acts as the company's ADR administrator and can be contacted as follows:

By email: citibank@shareholders-online.com

By telephone: +1 866 253 0933/ (International) +1 781 575 4555*

In writing: Citibank Shareholder Services. PO Box 43077, Providence, RI 02940-3077

* Lines are open Monday to Friday 8:30 to 18:00 EST

General Counsel and Company Secretary

Tom Shropshire

The.cosec@diageo.com

Investor Relations

investor.relations@diageo.com

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DIAGEO

Celebrating life,
every day,
everywhere

Diageo plc

16 Great Marlborough Street
London
W1F 7HS
United Kingdom

T: +44 (0) 20 7947 9100

www.diageo.com

Registered in England No. 23307


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